Exhibit 10.2

SUPPLY AND OFFTAKE AGREEMENT
dated as of June 19, 2017
between
Macquarie Energy North America Trading Inc.
CALUMET SHREVEPORT FUELS, LLC
and
CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC

Article 9	ANCILLARY COSTS; MONTH END INVENTORY; CERTAIN DISPOSITIONS; TANK MAINTENANCE; CERTAIN REGULATORY MATTERS...........................59

Schedules

Schedule	Description
Schedule 1.1 A	Specified Company Locations

Schedule 7.4	[Reserved]

Schedule A	Products and Product Specifications

Schedule B	Current Month Pricing Benchmarks

Schedule C	Monthly True-Up Amounts

Schedule D	Operational Volume Range

Schedule E	Included Tanks

Schedule F	Permitted Suppliers List

Schedule G	[Reserved]

Schedule H	Form of Inventory Reports

Schedule I	Initial Inventory Targets

Schedule J	Scheduling and Communications Protocol

Schedule K	[Reserved]

Schedule L	Existing Financing Agreements

Schedule M	Notices

Schedule N	[Reserved]

Schedule O	[Reserved]

Schedule P	[Reserved]

Schedule Q	Form of Trade Sheet

Schedule R	Form of Step-Out Inventory Sales Agreement

Schedule S	Form of Refinery Production Volume Report

Schedule T	[Reserved]

Schedule U	Included Locations

Schedule V	[Reserved]

Schedule W	[Reserved]

Schedule X	[Reserved]

Schedule Y	[Reserved]

Schedule Z	Forecast of the Target Month End Crude Volume and Target Month End Product Volume

Schedule AA	Monthly Crude Forecast

Schedule BB	Weekly Crude Projection

Schedule CC	Weekly Product Projection

Scheduled DD	Monthly Product Estimate

SUPPLY AND OFFTAKE AGREEMENT
This Supply and Offtake Agreement (this “Agreement”) is made as of June 19, 2017 (the “Effective Date”), between Macquarie Energy North America Trading Inc. (“Macquarie”), a Delaware corporation, located at 500 Dallas Street, Suite 3300 Houston, Texas 77002, Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company (“LW”) located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214, and Calumet Shreveport Fuels, LLC, an Indiana limited liability company (“Fuels”) located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214 (each referred to individually as a “Party” or collectively as the “Parties”).
RECITALS:
WHEREAS, LW owns and operates a crude oil refinery located in Shreveport, Louisiana (the “Refinery”) for the processing and refining of Crude Oil (as defined below) and other feedstocks and the recovery therefrom of refined products;
WHEREAS, Fuels intends to (i) buy Crude Oil and fuel blendstocks initially for use at the Refinery and resale to Macquarie, and (ii) sell to third parties (including from time to time Affiliates of Fuels) all finished fuel Products repurchased from Macquarie or from an SIP that purchased such Products from Macquarie for on-sale to third parties;
WHEREAS, LW intends to (i) own all work in process and (ii) sell Products to Macquarie, and thereafter repurchase Products from Macquarie or from an SIP that purchased such Products from Macquarie for on-sale to third parties;
WHEREAS, Fuels and LW desire that Macquarie sell Crude Oil to LW for use at the Refinery and for Macquarie to purchase all Products (as defined below) upon and subject to the terms and conditions set forth below;
WHEREAS, it is contemplated that on the Commencement Date (as defined below), Macquarie shall (a) purchase from LW all Crude Oil and Products then being held by LW at the Included Locations (as defined below) and (b) provide certain other financial accommodations to Fuels and LW based on Crude Oil and Products then being held by Fuels and LW at Specified Company Locations (as defined below);
WHEREAS, it is contemplated that during the Term of this Agreement, that (i) Macquarie will have title and risk of loss of Crude Oil and Products while they are located in Crude Storage Tanks and Included Product Locations, respectively, and (ii) Fuels or LW, as applicable, will have title and risk of loss of Crude Oil and Products while they are not in Crude Storage Tanks or Included Product Locations;
WHEREAS, the Parent (as defined below), Fuels and LW desire to use the proceeds from sales by Fuels and LW from time to time under this Agreement as a source of liquidity for the Crude Oil and Products of Fuels and LW, and to replace in part the financing provided to Fuels and LW under the Existing Credit Agreement (as defined below);

WHEREAS, the Parties have agreed that, for the Term of this Agreement, Fuels and LW shall provide professional consulting, liaison, and other related services to assist Macquarie in the marketing and sale of the refined products acquired by Macquarie hereunder in accordance with the terms and conditions of the Marketing and Sales Agreement (as defined below);
WHEREAS, it is contemplated that upon the termination of this Agreement, Macquarie shall transfer to Fuels and LW, through novations or reassignments, various contractual rights pursuant to the termination provisions provided herein, and is expected (but is not required) to sell to LW all of Macquarie’s Crude Oil and Products in accordance with the Step-Out Inventory Sales Agreement (as defined below);
WHEREAS, (i) for Products consisting of finished fuels (other than jet fuel), lubricants and waxes, Macquarie intends (but is not required) to sell such Products from time to time to the SIP, and the SIP intends (but is not required) to sell such Products to Fuels or LW, as applicable, for on-sale in turn by Fuels or LW to other non-affiliated Persons, and the SIP will pay Macquarie on extended terms and Fuels or LW will pay on standard terms (two days after title transfer) to the SIP, and (ii) for Products consisting of jet fuel and certain intermediate products, Macquarie will sell such Products to Fuels or LW, as applicable, for on-sale thereby to other non-affiliated Persons;
WHEREAS, in a closeout and liquidation scenario, (i) the SIP has provided a liquidity put option to Macquarie for all inventory of Products that Macquarie owns pursuant hereto; (ii) the SIP would be granted rights to storage tanks and other facilities necessary to effect an orderly liquidation; and (iii) the SIP has been granted the right to make orderly Product withdrawals of such Products from the storage tanks over a period of time, thereby attempting to mitigate distress pricing; and
WHEREAS, the SIP has been granted certain other rights under the Storage Facilities Agreement to effectuate its purchase of Products from Macquarie and its re-sale of such Products to Fuels;
WHEREAS, the Parent (as defined below) and the other Guarantors (as defined below) shall derive substantial benefit from the transactions contemplated hereby and by the other Transaction Documents, and agree to guarantee all obligations of Fuels and LW hereunder and under the other Transaction Documents pursuant to the Guaranty;
NOW, THEREFORE, in consideration of the premises and respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do agree as follows:
ARTICLE 1
DEFINITIONS AND CONSTRUCTION
1.1Definitions.
For purposes of this Agreement, including the foregoing recitals, the following terms shall have the meanings indicated below:

“Acknowledgement Agreement” means the Acknowledgement Agreement dated as of the date hereof among Fuels, LW, Macquarie and the Administrative Agent under the Existing Credit Agreement pursuant to which the parties thereto acknowledge the terms hereof and related matters.
“Additional Financing Agreement” has the meaning specified in Section 18.2(l).
“Additional Product Transaction” has the meaning specified in the Marketing and Sales Agreement.
“Affected Obligations” has the meaning specified in Section 17.3.
“Affected Party” has the meaning specified in Section 17.1.
“Affiliate” means, in relation to any Person, any entity controlled, directly or indirectly, by such Person, any entity that controls, directly or indirectly, such Person, or any entity directly or indirectly under common control with such Person. For this purpose, “control” of any entity or Person means ownership of a majority of the issued shares or voting power or control in fact of the entity or Person.
“Aggregate Crude Sale Receipt” means the sum of the actual aggregate purchase value paid to Macquarie for all quantities of Crude Oil that Macquarie delivered during such period under Counterparty Crude Sales with third parties.
“Aggregate Monthly Product Sales Fee” has the meaning specified in Section 8.12.
“Aggregate Product Purchase Proceeds” means for any Product Group and relevant period, the sum of the actual aggregate purchase value paid by Macquarie for all quantities of such Product Group that Macquarie purchased during such period under Included Product Purchase Transactions with Product Supplier.
“Aggregate Product Sale Receipt” means for any Product Group and relevant period, the sum of the actual aggregate purchase values paid to Macquarie for all quantities of such Product Group that Macquarie delivered during such period under Included Sales Transactions with Customers.
“Aggregate Third Party Crude Sale Receipt” means the sum of the actual aggregate purchase price paid to Macquarie for all quantities of Crude Oil that Macquarie delivered during such period at the Crude Delivery Point to a third party at the direction of Fuels or LW.
“Agreement” has the meaning specified in the introductory paragraph of this Agreement.
“Ancillary Contract” has the meaning specified in Section 20.1(c).
“Ancillary Costs” means, to the extent reasonably demonstrated by Macquarie by trade ticket, invoice or other supporting documentation, all freight, pipeline, transportation, storage, tariffs and other out of pocket costs and expenses incurred as a result of the purchase, movement and storage of Crude Oil or Products undertaken in connection with or required for purposes of this

Agreement (whether or not arising under Macquarie Crude Procurement Contracts and regardless of the point at which or terms upon which delivery is made under any such Macquarie Crude Procurement Contract), including, fees and expenses, broker’s and agent’s fees, pipeline transportation costs, pipeline transfer and pumpover fees, pipeline throughput and scheduling charges (including any fees and charges resulting from changes in nominations undertaken to satisfy delivery requirements under this Agreement), pipeline and other common carrier tariffs, blending, tankage, linefill and throughput charges, pipeline demurrage, superfund and other comparable fees, processing fees (including fees for water or sediment removal or feedstock decontamination), merchandise processing costs and fees, any charges imposed by any Governmental Authority, user fees, fees and costs for any credit support provided to any third party with respect to any transactions contemplated by this Agreement and any pipeline compensation or reimbursement payments that are not timely paid by the pipeline to Macquarie. Ancillary Costs will also include, without duplication, out of pocket expenses associated with the cost of operation of transportation, storage or other facilities assigned hereunder to Macquarie by Fuels or LW, third-party out of pocket legal fees, tax advisory fees, and out of pocket expenses incurred in connection with any of the Transaction Documents. Notwithstanding the foregoing, the following shall not be considered Ancillary Costs: (i) Macquarie’s hedging costs in connection with this Agreement or the transactions contemplated hereby (but such exclusion shall not (A) change or be deemed to change the manner in which Related Hedges are addressed under Articles 19 and 20 below, or (B) include the Transaction Costs, the $0.02 cost included in the calculation of Monthly Roll Differential as set forth in the Fee Letter, or any other mutually agreed cost applicable to any Term Roll entered into under the Fee Letter, it being the Parties’ intention to include the items listed in this clause (B) as Ancillary Costs), (ii) any costs for which Macquarie has otherwise been compensated under this Agreement and the Transaction Documents by the inclusion of the full amount thereof in any other payment made hereunder, including pursuant to any true-up, adjustment, or netting mechanism provided for thereunder, or (iii) any costs which Macquarie has agreed, in accordance with the express terms hereof, shall be solely for Macquarie’s own account. In no event shall “Ancillary Costs” include (i) any costs or expenses that are not paid or payable out of pocket by Macquarie, (ii) any overhead allocations or other internal costs, and (iii) any taxes.
“Applicable Law” means (i) any law, statute, regulation, code, ordinance, license, decision, order, writ, injunction, decision, directive, judgment, policy, decree and any judicial or administrative interpretations thereof, (ii) any agreement, concession or arrangement with any Governmental Authority and (iii) any license, permit or compliance requirement, including Environmental Law, in each case as may be applicable to either Party or the subject matter of this Agreement.
“Arrangement Fee” has the meaning assigned to such term in the Fee Letter.
“Available Deferred Payment Amount" means on any given day the balance of the Deferred Payment Amount that has not been used to defer Company Interim Tank Crude Payments.
“Bailee Letter” means (i) the Enterprise Bailee Letter or (ii) any other bailee letter or lien acknowledgment letter in respect of one or more Specified Company Locations from Macquarie that is acknowledged and accepted by Fuels, LW and an applicable third party from time to time.

“Bank Holiday” means any day (other than a Saturday or Sunday) on which banks are authorized or required to close in the State of New York.
“Bankrupt” means a Person that (i) is dissolved, other than pursuant to a consolidation, amalgamation or merger, (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due, (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors as a group, (iv) institutes a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, (v) has a resolution passed for its winding-up or liquidation, other than pursuant to a consolidation, amalgamation or merger, (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for all or substantially all of its assets, (vii) has a secured party take possession of all or substantially all of its assets, or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets, (viii) files an answer or other pleading admitting or failing to contest the allegations of a petition filed against it in any proceeding of the foregoing nature, (ix) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy under any bankruptcy or insolvency law or other similar law affecting creditors’ rights and such proceeding is not dismissed within sixty (60) days or (x) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing events.
“Bankruptcy Code” means chapter 11 of Title 11, U.S. Code.
“Bankruptcy Law” means the Bankruptcy Code, as amended from time to time, or any similar federal or state law for the relief of debtors.
“Barrel” means forty-two (42) net U.S. gallons, measured at 60° F.
“Base Agreements” means (a) any agreements hereafter entered into between Fuels or LW and a third party pursuant to which Fuels or LW acquires any rights to use Crude Storage Tanks, Included Crude Pipelines, Included Product Pipelines, the Included Product Tanks or Specified Company Locations, and (b) any agreement entered into by Fuels or LW with any of its Affiliates, excluding The Heritage Group, relating to the Refinery, including any related agreements related to Crude Oil and Products in connection with the Refinery.
“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have correlative meanings.
“Best Available Inventory Data” means daily inventory reports produced by Fuels, LW or third parties in respect of the Crude Storage Tanks, Included Product Tanks, Included Crude

Pipelines, Included Product Pipelines and Specified Company Locations, in the form specified in Schedule H.
“Board of Directors” means: (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board; (2) with respect to a partnership, the board of directors or board of managers of the general partner of the partnership or, if such general partner is itself a limited partnership, then the board of directors or board of managers of its general partner; (3) with respect to a limited liability company, the board of managers or directors, the managing member or members or any controlling committee of managing members thereof; and (4) with respect to any other Person, the board or committee of such Person serving a similar function.
“Brown Station Location” means those certain locations identified and set forth in item A.2.(A) and (B) under the Company Owned Locations section on Schedule 1.1(A) of this Agreement regarding the Brown Station Tanks and that certain pipeline owned by LW and connecting the Brown Station Tanks to the Refinery.
“Brown Station Tanks” means storage tanks located at Brown Station, Louisiana, which are owned by LW and which sit on land leased by Fuels.
“Business Day” means any day that is not a Saturday, Sunday, or Bank Holiday.
“Calumet Finance” means Calumet Finance Corp., a Delaware corporation.
“Calumet Lubricants” means Calumet Lubricants Co., Limited Partnership, a limited partnership organized under the laws of the State of Indiana.
“Capital Stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.
“Change of Control” means the occurrence of any of the following:
(a)    the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Capital Stock of the Restricted Subsidiaries) of the Parent and its Restricted Subsidiaries taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) ;
(b)    the adoption of a plan relating to the liquidation or dissolution of Fuels, LW or the General Partner, or removal of the General Partner by the limited partners of the Parent;
(c)    the consummation of any transaction (including, without limitation, any merger or consolidation), in one or a series of related transactions, the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), excluding the Qualifying Owners, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of either the General Partner or of Fuels or LW, measured by voting power rather than number of shares, units or the like;
(d)    the first day on which a majority of the members of the Board of Directors of the General Partner are not Continuing Directors;
(e)    the Parent at any time (i) ceases to own, directly or indirectly, 100% of the Equity Interests of Fuels and LW, or (ii) the Refinery is sold (with immaterial exclusions) to a Person that is not an Affiliate of Parent (except in the case of a Specified Event as to which Fuels and LW have exercised its early termination right under Section 3.3); or
(f)    The occurrence of a “Change of Control” or “Change in Control” event (howsoever defined or referred to) under any outstanding Financing Agreement.
Notwithstanding the preceding, a conversion of the Parent or any of its Restricted Subsidiaries (including Fuels and LW) from a limited partnership, corporation, limited liability company or other form of entity to a limited liability company, corporation, limited partnership or other form of entity or an exchange of all of the outstanding Equity Interests in one form of entity for Equity Interests in another form of entity shall not constitute a Change of Control, so long as following such conversion or exchange the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) who Beneficially Owned the Capital Stock of the Parent immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of such entity, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity or its general partner, as applicable, and, in either case no “person,” other than a Qualifying Owner, Beneficially Owns more than 50% of the Voting Stock of such entity or its general partner, as applicable.
“Code” means the Internal Revenue Code of 1986, as amended.
“Colorado City Line Fill Location” means that certain location identified and set forth in item B.(2) under the Third Party Locations section on Schedule 1.1(A) of this Agreement.
“Colorado City Tariff” means that certain tariff, R.C.T. No. 49, Applying on Intrastate Transportation of Crude Petroleum from Points in Texas to Points in Texas, naming WTG (operated by Sunoco Pipeline L.P.), issued June 14, 2011, dated effective July 1, 2011 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time).
“Commencement Date” has the meaning specified in Section 2.3(a).
“Commencement Date Crude Oil Volumes” means the total quantity of Crude Oil in the Crude Storage Tanks purchased by Macquarie on the Commencement Date, pursuant to the Inventory Sales Agreement.

“Commencement Date Products Volumes” means the total quantities of the Products in the Included Product Locations purchased by Macquarie on the Commencement Date, pursuant to the Inventory Sales Agreement.
“Commencement Date Purchase Value” means, with respect to the Commencement Date Volumes, initially the Estimated Commencement Date Value until the Definitive Commencement Date Value has been determined and thereafter the Definitive Commencement Date Value.
“Commencement Date Volumes” means, collectively, the Commencement Date Crude Oil Volumes and the Commencement Date Products Volumes.
“Company Agreement” means agreements (whether one or more), between Fuels and/or LW and another Person pursuant to which Fuels and/or LW agrees to sell to any such Person one or more Products.
“Company Crude Inventory” means, as of any day, Eligible Hydrocarbon Inventory consisting of Crude Oil that is then held at a Specified Company Location.
“Company Crude Inventory Value” means the amount determined with respect to the Company Crude Inventory as provided in the Fee Letter.
“Company Deferred Deficit” means the dollar amount by which the Company Interim Tank Crude Payments that LW or Fuels has not yet paid exceeds the Available Deferred Payment Amount.
“Company Early Termination Date” has the meaning specified in Section 3.2(b).
“Company Interim Procurement Contract Crude Payment” has the meaning set forth in Section 10.1(b)(i)(A).
“Company Interim Product Payment” has the meaning set forth in Section 10.1(b)(ii).
“Company Interim Tank Crude Payment” has the meaning set forth in Section 10.1(b)(i)(B).
“Company Owned Location” means a Specified Company Location that is owned and operated by Fuels, LW or any of their respective Affiliates.
“Company Product Inventory” means, as of any day, Eligible Hydrocarbon Inventory consisting of Products that are then held at a Specified Company Location.
“Company Product Inventory Value” means the amount determined with respect to the Company Product Inventory as provided in the Fee Letter.
“Company Purchase Agreement” has the meaning specified in the Marketing and Sales Agreement.
“Company Sourcing Transaction” has the meaning specified in Section 18.2(h).

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the General Partner who: (1) was a member of such Board of Directors on March 31, 2017; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
“Contract Nominations” has the meaning specified in Section 5.3(b).
“Costs” has the meaning set forth in the definition of “Liabilities”.
“Counterparty Crude Sales” means all sales of Barrels of Crude Oil during any month under Macquarie Crude Procurement Contracts made by Macquarie to a counterparty other than Fuels or LW under this Agreement.
“Counterparty Crude Sales Fee” means, with respect to any month, the sum of all Crude Sales Fees relating to all Counterparty Crude Sales.
“Credit Agreement Documents” means the Existing Credit Agreement and the Credit Documents (as defined in the Existing Credit Agreement as amended from time to time in accordance with the Hedge Intercreditor Agreement) and each of the other agreements, documents and instruments providing for or evidencing any other Credit Agreement Obligations, and any other document or instrument executed or delivered at any time in connection therewith, including any intercreditor or joinder agreement among holders of Credit Agreement Obligations, to the extent such are effective at the relevant time, as each may be amended or modified from time to time in accordance with the Hedge Intercreditor Agreement.
“Credit Agreement Obligations” means all Obligations (as defined in the Existing Credit Agreement).
“Credit Support” means “Collateral” as defined in the Pledge and Security Agreement.
“Creditor Acknowledgment” means, (a) with respect to the Existing Credit Agreement and any Financing Agreement which constitutes a replacement or refinancing thereof, the Acknowledgement Agreement, and (b) with respect to any Financing Agreement, other than an indenture governing one or more series of publicly traded notes, an acknowledgment agreement, recognition agreement or other form of intercreditor agreement, in form and substance satisfactory to Macquarie, pursuant to which the creditors under such Financing Agreement (or their agent or trustee, as the case may be) (i) acknowledge and recognize Macquarie’s ownership of all Crude Oil and Products held at Included Locations and Macquarie’s perfected first priority Lien on all Crude Oil and Products held at Specified Company Locations, (ii) agree that they hold no lien against or other claim to any of such Crude Oil and Products and, to the extent necessary, confirming their release of any liens that such creditors may have had on such Crude Oil and Products, (iii) agree not to interfere with Macquarie’s exercise of its rights (whether as owner or lienholder) with respect thereto, (iv) agree to take such further actions as Macquarie may reasonably request to implement the intent of the foregoing, including (without limitation) filing amendments or termination of UCC financing statements and (v) agree that they shall permit and not interfere with the removal by

Macquarie of its Crude Oil and Products held at Included Locations upon the occurrence and during the continuance of an Event of Default hereunder or otherwise.
“Crude Delivery Point” means the outlet flange of the Crude Storage Tanks.
“Crude Intake Point” means the inlet flange of the Crude Storage Tanks.
“Crude Oil” means crude oil of any type or grade, excluding any Sludge.
“Crude Oil or Product Differential” means any Differential applicable to a Current Month Pricing Benchmark as shall be set forth on Schedule B and as may be adjusted from time to time pursuant to Section 7.4.
“Crude Sales Fee” means, for any month, the number of Barrels sold by Macquarie in connection with any Counterparty Crude Sale multiplied by the Crude Sales Fee Rate for such Counterparty Crude Sale.
“Crude Sales Fee Rate” means, with respect to any Counterparty Crude Sale under which Macquarie is seller, the fee per Barrel agreed to by Macquarie, Fuels and LW in connection with such Counterparty Crude Sale that shall be due from Fuels or LW, as applicable, to Macquarie with respect to each Barrel sold thereunder.
“Crude Storage Tanks” means any of the tanks at the Refinery listed on Schedule E that store Crude Oil, including, as applicable, any related facilities or pipelines owned by Fuels or LW and used in connection with such tanks.

“Current Month Pricing Benchmark(s)” means, for any month and with respect to a particular Pricing Group, the product of (i) the pricing index, formula or benchmark plus or minus the applicable Differential (if any) multiplied by (ii) 1 minus the Haircut, each as set forth on and determined in accordance with Schedule B for such month.
“Customer” has the meaning specified in the Marketing and Sales Agreement.
“Daily Crude Procurement Contract Sales” means on any Delivery Date the volume of Macquarie Procurement Barrels sold by Macquarie to Fuels or LW, as applicable.
“Daily Crude Purchases” means for any day Macquarie’s estimate of the aggregate volume of Crude Oil purchased by Macquarie from Fuels or LW at any Crude Intake Point.
“Daily Crude Tanks Sales” means on any Delivery Date the volume of Crude Oil sold at the Crude Delivery Point by Macquarie to Fuels or LW, as applicable.
“Daily Prices” means, with respect to a particular Pricing Group, the Current Month Pricing Benchmark applicable to such Pricing Group on any Delivery Date.

“Daily Product Purchases” means, for any day and Product Group, Macquarie’s estimate of the aggregate volume of such Product purchased by Macquarie from Fuels or LW during such day pursuant to (i) Section 8.1(a) or (ii) Section 8.1(c).
“Daily Product Sales” means, for any day and Product Group, Macquarie’s estimate of the aggregate sales volume of such Product sold by Macquarie during such day to Fuels or LW, as applicable.
“Default” means any event that, with notice or the passage of time, would constitute an Event of Default.
“Default Interest Rate” means the lesser of (i) LIBOR plus four hundred sixty five (465) basis points and (ii) the maximum rate of interest permitted by Applicable Law.
“Defaulting Party” has the meaning specified in Section 19.2(a).
“Deferred Payment Amount” means the sum of (i) Company Crude Inventory Value and Company Product Inventory Value (up to the total maximum inventory levels set forth in Schedule D) calculated daily, multiplied by 0.90, and (ii) up to $1,000,000.00 of the Interim Payment amount determined daily owed by Macquarie to LW or Fuels; provided however, the aggregate Deferred Payment Amount shall not exceed $12,500,000.00 at any time.
“Deferred Payment Amount Fee” has the meaning specified in the Fee Letter.
“Definitive Commencement Date Value” has the meaning specified in the Inventory Sales Agreement.
“Delivery Date” means any day.
“Delivery Month” means, with respect to Crude Oil, the calendar month in which Crude Oil is to be delivered into one or more Crude Storage Tanks or a Specified Company Location and, with respect to Products, the month in which Product is to be delivered into an Included Product Location or a Specified Company Location.
“Designated Affiliate” means, in the case of Macquarie, Macquarie Bank Limited, a company organized under the laws of Australia and in the case of Fuels and LW, the Parent and Calumet Lubricants.
“Differential” means, for each Current Month Pricing Benchmark, the amount added to or subtracted from the applicable pricing index, formula or benchmark set forth on Schedule B to determine such Current Month Pricing Benchmark. The Differentials applicable during the Term, shall be as set forth on Schedule B and as may be adjusted from time to time pursuant to Section 7.4.
“Differential Adjustment Month” means each calendar month.
“Disposed Quantity” has the meaning specified in Section 9.3(a).

“Disposition Amount” has the meaning specified in Section 9.3(a).
“Effective Date” has the meaning specified in the introductory paragraph of this Agreement.
“Eligible Hydrocarbon Inventory” means, as of any day, the Hydrocarbons (including, for the avoidance of doubt, gasoline blendstock) owned by Fuels or LW and held for sale or that consists of raw materials and, in each case, that are subject to a valid, first priority perfected Lien and security interest in favor of Macquarie, including, without limitation, at any time and with respect to any such Hydrocarbons, the aggregate volume of such Hydrocarbons constituting linefill; provided that, unless Macquarie shall otherwise elect in its reasonable discretion, Eligible Hydrocarbon Inventory shall not include any Hydrocarbon:
(a)    that is held on consignment or not otherwise owned by Fuels or LW;
(b)    that is unmerchantable or damaged product or constitutes product that is permanently off-spec;
(c)    that is subject to any other Lien whatsoever (other than Permitted S&O Liens);
(d)    that consists solely of chemicals (other than commodity chemicals maintained in bulk), samples, prototypes, supplies, or packing and shipping materials;
(e)    that has been sold to a customer of Fuels or LW;
(f)    that is not located at a Specified Company Location;
(g)    that is not currently either usable or salable, at market price, in the normal course of the business of Fuels or LW;
(h)    that is held in those certain Company Owned Locations identified and set forth in item A.(1) and A.(3) under the Company Owned Locations section on Schedule 1.1(A) of this Agreement; or
(i)    that is not identified on Schedule A, unless otherwise mutually agreed by the Parties.
provided that, in no event shall any Related Hedges or the marked-to-market value thereof be considered in determining any Eligible Hydrocarbon Inventory.
“Ending Company Crude Inventory” has the meaning specified in Section 9.2(a).
“Ending Company Product Inventory” has the meaning specified in Section 9.2(a).
“Ending In-Tank Crude Inventory” has the meaning specified in Section 9.2(a).
“Ending In-Tank Product Inventory” has the meaning specified in Section 9.2(a).

“Enterprise Bailee Letter” means that certain bailee letter, if any, from Macquarie that is acknowledged and accepted by Fuels and the Enterprise Parties.
“Enterprise Location” means that certain location identified and set forth in item B.1. under the Third Party Locations section on Schedule 1.1(A) of this Agreement.
“Enterprise Parties” means Enterprise Refined Products Company LLC and Enterprise TE Products Pipeline Company LLC.
“Environmental Law” means any existing or past Applicable Law, policy, judicial or administrative interpretation thereof or any legally binding requirement that governs or purports to govern the protection of persons, natural resources or the environment (including the protection of ambient air, surface water, groundwater, land surface or subsurface strata, endangered species or wetlands), occupational health and safety and the manufacture, processing, distribution, use, generation, handling, treatment, storage, disposal, transportation, release or management of solid waste, industrial waste or hazardous substances or materials.
“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.
“EST” means the prevailing time in the Eastern time zone of the United States of America.
“Estimated Commencement Date Value” has the meaning specified in the Inventory Sales Agreement.
“Estimated Termination Amount” has the meaning specified in Section 20.2(b).
“Estimated Yield” has the meaning specified in Section 8.3(a).
“Event of Default” means an occurrence and continuation of any one or more of the events or circumstances described in Section 19.1.
“Excess Inventory Level” has the meaning specified in Section 7.9.
“Excess Quantity” has the meaning specified in Section 7.10(a).
“Exchange Act” means the Securities Exchange Act of 1934.
“Existing Credit Agreement” means that certain Second Amended and Restated Credit Agreement dated as of July 14, 2014, among the Parent, certain of its direct and indirect subsidiaries

(including Fuels and LW), the lenders party thereto (the “Lenders”) and Bank of America, N.A., a national banking association, (the “Agent”), as agent on behalf of the Lenders, as previously amended by that certain First Amendment to Second Amended and Restated Credit Agreement dated as of December 4, 2015, that certain Second Amendment to Second Amended and Restated Credit Agreement dated as of April 20, 2016, and that certain Third Amendment to Second Amended and Restated Credit Agreement dated as of March 31, 2017, as subsequently amended, modified, supplemented, replaced and/or restated from time to time.
“Existing Financing Agreements” means the Financing Agreements listed on Schedule L.
“Expiration Date” has the meaning specified in Section 3.1.
“FATCA” mean Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any such intergovernmental agreement.
“Fed Funds Rate” means the rate set forth in H.15(519) or in H.15 Daily Update for the most recently preceding Business Day under the caption “Federal funds (effective)”; provided that if no such rate is so published for any of the immediately preceding three (3) Business Days, then such rate shall be the arithmetic mean of the rates for the last transaction in overnight Federal funds arranged by each of three leading brokers of U.S. dollar Federal funds transactions prior to 9:00 a.m., EST, on that day, which brokers shall be selected by Macquarie in a commercially reasonable manner. For purposes hereof, “H.15(519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/, or any successor site or publication and “H.15 Daily Update” means the daily update of H.15(519), available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update/, or any successor site or publication.
“Fee Letter” means that certain letter from Macquarie to Fuels, LW and Parent, executed on or before the Commencement Date and as from time to time thereafter amended and/or restated, which identifies itself as the “Fee Letter” for purposes hereof, and pursuant to which the Parties have set forth the amounts for and other terms relating to certain fees payable hereunder and other amounts determined for purposes hereof.
“Financing Agreement” means any credit agreement, indenture or other financing agreement (including, without limitation, the Credit Agreement Documents, the Senior Notes Documents and the Senior Secured Notes Documents) under which Fuels or LW or any of their respective Affiliates may incur or become liable for indebtedness for borrowed money (including capitalized lease obligations and reimbursement obligations with respect to letters of credit) in excess of $50,000,000, but only if the covenants thereunder limit or otherwise apply to any of the business, assets or operations of Fuels or LW and/or any of their respective Subsidiaries.

“Force Majeure” means any cause or event reasonably beyond the control of a Party, including fires, earthquakes, lightning, floods, explosions, storms, adverse weather, landslides and other acts of natural calamity or acts of God; navigational accidents or maritime peril; vessel damage or loss; strikes, grievances, actions by or among workers or lock-outs (whether or not such labor difficulty could be settled by acceding to any demands of any such labor group of individuals and whether or not involving employees of Fuels or LW or Macquarie); accidents at, closing of, or restrictions upon the use of mooring facilities, docks, ports, pipelines, harbors, railroads or other navigational or transportation mechanisms; disruption or breakdown of, explosions or accidents to wells, storage plants, refineries, terminals, machinery or other facilities; acts of war, hostilities (whether declared or undeclared), civil commotion, embargoes, blockades, terrorism, sabotage or acts of the public enemy; any act or omission of any Governmental Authority; good faith compliance with any order, request or directive of any Governmental Authority; curtailment, interference, failure or cessation of supplies reasonably beyond the control of a Party; or any other cause reasonably beyond the control of a Party, whether similar or dissimilar to those above and whether foreseeable or unforeseeable, which, by the exercise of due diligence, such Party could not have been able to avoid or overcome. Solely for purposes of this definition, the failure of any Third Party Supplier to deliver Crude Oil pursuant to any Macquarie Crude Procurement Contract, whether as a result of Force Majeure as defined above, “force majeure” as defined in such Macquarie Crude Procurement Contract, breach of contract by such Third Party Supplier or any other reason, shall constitute an event of Force Majeure for Macquarie under this Agreement with respect to the quantity of Crude Oil subject to that Macquarie Crude Procurement Contract.
“Fuels” has the meaning specified in the introductory paragraph of this Agreement.
“GAAP” means generally accepted accounting principles in the U.S. set out in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board as in effect from time to time.
“General Partner” means Calumet GP, LLC.
“Governmental Authority” means any federal, state, regional, local, or municipal governmental body, agency, instrumentality, authority or entity established or controlled by a government or subdivision thereof, including any legislative, administrative or judicial body, or any person purporting to act therefor.
“Guarantors” means Parent and each other Person from time to time that guarantees the Transaction Obligations hereunder.
“Guaranty” means the Guaranty, dated as of the Commencement Date, from the Parent provided to Macquarie in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, in a form and in substance satisfactory to Macquarie.
“Haircut” means for each Product Group the percentage value set forth on Schedule B and identified as the “Haircut” applicable to such Product Group.

“Hazardous Substances” means any explosive or radioactive substances or wastes and any toxic or hazardous substances, materials, wastes, contaminants or pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances defined or listed as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances” (or similarly identified), regulated under or forming the basis for liability under any applicable Environmental Law.
“Hedge Intercreditor Agreement” means “Intercreditor Agreement” as such term is defined in the Senior Secured Notes Indenture.
“Hydrocarbon Credit Support” means, as of any time, all Inventory constituting or consisting of Hydrocarbons then owned or at any time hereafter acquired by Fuels or LW that is located at a Specified Company Location or at an Included Location or in transit to any such location by pipeline, rail, truck, vessel or such other mode of transportation.
“Hydrocarbons” means Crude Oil, intermediate feedstocks, blendstocks (including, for the avoidance of doubt additives), and finished and unfinished petroleum products and fuels, including without limitation, Product, asphalt, gasoline, diesel fuels, fuel oil and jet fuels.
“Identified Facilities” has the meaning specified in Section 14.4(a).
“Included Crude Pipelines” means the Crude Oil pipelines or sections thereof owned or leased by Fuels or LW or by a third party that is listed on Schedule U, as such schedule may from time to time be amended by the Parties.
“Included Locations” means, collectively, the Crude Storage Tanks, Included Crude Pipelines, and the Included Product Locations, as more particularly described on Schedule E and Schedule U.
“Included Product Locations” means, collectively, Included Product Tanks and Included Product Pipelines.
“Included Product Pipelines” means the Product pipelines or sections thereof owned or leased by Fuels or LW or by a third party that is listed on Schedule U, as such schedule may from time to time be amended by the Parties.
“Included Product Purchase Transaction” means an agreement entered into by Macquarie at the request of Fuels or LW under Section 2.3 of the Marketing and Sales Agreement, pursuant to which Macquarie purchases any Products from a Product Supplier.
“Included Product Tanks” means the Product storage tanks owned or operated by Fuels or LW or, as applicable, by third parties as further identified and described on Schedule E, including, as applicable with respect to the inventory report provided by such third party, any related facilities or pipelines used in connection with such tanks.
“Included Sales Transaction” has the meaning specified in the Marketing and Sales

Agreement, but shall exclude any sales by Macquarie to the SIP.
“Included Tanks” means the Crude Storage Tanks and Included Product Tanks, as more particularly described on Schedule E.
“Independent Amount” has the meaning assigned to such term in the Fee Letter.
“Independent Inspection Company” has the meaning specified in Section 12.3.
“Index Crude Sale Value” means (i) the sum of the aggregate quantity of Barrels of Crude Oil sold during such period under Counterparty Crude Sales with third parties, multiplied by (ii) the Current Month Pricing Benchmark for Crude Oil during that period.
“Index Product Purchase Value” means, for any Product Group and relevant period, the product of (i) the sum of the aggregate quantity of Barrels of such Product Group purchased during such period under Included Product Purchase Transactions, multiplied by (ii) the Current Month Pricing Benchmark for that Product Group and period.
“Index Product Sale Value” means, for any Product Group and relevant period, the product of (i) the sum of the aggregate quantity of Barrels of such Product Group sold during such period under Included Sales Transactions, multiplied by (ii) the Current Month Pricing Benchmark for that Product Group and period.
“Index Third Party Crude Sale Value” means (i) the sum of the aggregate quantity of Barrels of Crude Oil sold during such period to third parties at the Crude Delivery Point at the direction of Fuels or LW, multiplied by (ii) the Current Month Pricing Benchmark for Crude Oil during that period.
“Initial Estimated Yield” has the meaning specified in Section 2.1(t).
“Insolvency or Liquidation Proceeding” means:
(1)    any case commenced by or against any Person under any Bankruptcy Law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any Person, any receivership or assignment for the benefit of all or substantially all creditors relating to any Person or any similar case or proceeding relative to any Person or all or substantially all of its creditors, as such, in each case whether or not voluntary; or
(2)    any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to any Person, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency, except for any liquidation or dissolution permitted under the Transaction Documents.
“Interim Payment” means a net payable amount determined by netting all of the Macquarie Interim Payment, Company Interim Procurement Contract Crude Payment, Company Interim Tank Crude Payments and Company Interim Product Payment.

“Inventory” has the meaning assigned to such term in the Uniform Commercial Code of the State of New York as in effect from time to time.
“Inventory Management Fee” has the meaning assigned to such term in the Fee Letter.
“Inventory Report” has the meaning as specified in Section 11.1(a).
“Inventory Sales Agreement” means the purchase and sale agreement, in form and in substance mutually agreeable to the Parties, dated as of the Commencement Date, pursuant to which Fuels or LW is selling and transferring to Macquarie the Commencement Date Volumes then owned by Fuels or LW for the Commencement Date Purchase Value related thereto, free and clear of all liens, claims and encumbrances of any kind, other than Permitted S&O Liens.
“Latest Commencement Date” has the meaning specified in Section 2.3(a).
“Liabilities” means any losses, liabilities, charges, damages, deficiencies, assessments, interests, fines, penalties, costs and expenses (collectively, “Costs”) of any kind (including reasonable attorneys’ fees and other fees, court costs and other disbursements), including any Costs directly or indirectly arising out of or related to any suit, proceeding, judgment, settlement or judicial or administrative order and any Costs arising from compliance or non-compliance with Environmental Law.
“LIBOR” means, as of the date of any determination, the London Interbank Offered Rate for three-month U.S. dollar deposits appearing on Reuters Screen LIBOR01 Page (or any successor page) at approximately 11:00 a.m. (London time). If such rate does not appear on Reuters Screen LIBOR01 Page (or otherwise on such screen or its successor), LIBOR shall be determined by reference to such other comparable publicly available service for displaying Eurodollar rates as the Parties, acting reasonably, select. LIBOR shall be established on the last Business Day of a calendar quarter and shall be in effect for the following three months in the next calendar quarter.
“Lien Documents” means the Pledge and Security Agreement and any other instruments, documents and agreements delivered by or on behalf of Fuels or LW and their respective Affiliates in order to grant to and perfect in favor of Macquarie a security interest in and lien on the Hydrocarbon Credit Support as security for the obligations of Fuels and LW pursuant to this Agreement and the other Transaction Documents.
“Lien Location” means each of, and collectively, the Enterprise Location, the Colorado City Line Fill Location, the Brown Station Location and any such other location agreed to in writing by Fuels, LW and Macquarie from time to time.
“Liens” has the meaning specified in Section 18.3(f)(ii).
“Liquidated Amount” has the meaning specified in Section 19.2(f).
“LW” has the meaning specified in the introductory paragraph of this Agreement.
“Macquarie” has the meaning specified in the introductory paragraph of this Agreement.

“Macquarie Crude Procurement Contract” means a procurement contract entered into by Macquarie at the request of Fuels or LW under this Agreement for the purchase of Crude Oil within the U.S. to be sold and delivered to Fuels or LW at the Macquarie Delivery Point.
“Macquarie Delivery Point” means the point of delivery agreed to by the Parties for Macquarie Procurement Barrels in the U.S.
“Macquarie Early Termination Date” has the meaning specified in Section 3.2(a).
“Macquarie Interim Payment” has the meaning specified in Section 10.1(a).
“Macquarie’s Inspector” means any Person selected by Macquarie in a commercially reasonable manner that is acting as an agent for Macquarie or the SIP or that (1) is a licensed Person who performs sampling, quality analysis and quantity determination of the Crude Oil and Products purchased and sold hereunder, (2) is not an Affiliate of any Party and (3) in the reasonable judgment of Macquarie, is qualified and reputed to perform its services in accordance with Applicable Law and industry practice, to perform any and all inspections required by Macquarie.
“Macquarie Procurement Barrels” means barrels of Crude Oil purchased by Macquarie under a Macquarie Crude Procurement Contract.
“Macquarie Procurement Barrels Price” means with respect to the Macquarie Procurement Barrels purchased under any Macquarie Crude Procurement Contract, a pricing index, formula or benchmark, plus or minus a differential, that is mutually agreeable to the Parties.
“Macquarie’s Policies and Procedures” shall have the meaning specified in Section 14.4(a).
“Macquarie’s Property” has the meaning specified in Section 18.3(f)(ii).
“Marketing and Sales Agreement” means the products marketing and sales agreement, dated as of the Commencement Date, between Fuels, LW and Macquarie pursuant to which the Product purchased by Macquarie hereunder shall from time to time be marketed and sold by Fuels or LW for Macquarie’s account or otherwise, as amended, supplemented, restated or otherwise modified from time to time.
“Master Agreement” means the Master Crude Oil and Products Agreement, dated as of the Commencement Date, between Fuels, LW and Macquarie.
“Master Agreement Termination Event” means, with respect to a party, any “Event of Default” under the Master Agreement with respect to such party or any “Additional Termination Event” under the Master Agreement for which such party is the sole Affected Party thereunder.
“Material Adverse Change” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent) or condition (financial or otherwise) of the Parent and its Subsidiaries taken as a whole; (b) a material impairment of the ability of Fuels, LW, the Parent or any other Subsidiary of Parent to perform its obligations under any of the Transaction Documents to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Fuels, LW, the Parent or any other Subsidiary of the Parent of any Transaction Document to which it is a party.
“Measured Crude Quantity” means, for any Delivery Date, the total quantity of Crude Oil that, during such Delivery Date, was withdrawn and lifted by and delivered to Fuels or LW at the Crude Delivery Point, as evidenced by either (i) meter readings and meter tickets for that Delivery Date or (ii) tank gaugings conducted at the beginning and end of such Delivery Date.
“Measured Product Quantity” means, for any Delivery Date, the total quantity of a particular Product that, during such Delivery Date, was delivered by Fuels or LW to Macquarie at the Products Intake Point, as evidenced by either (i) meter readings and meter tickets for that Delivery Date or (ii) tank gaugings conducted at the beginning and end of such Delivery Date.
“Montana SOA” means that certain Supply and Offtake Agreement dated March 31, 2017, by and between Macquarie Energy North America Trading Inc., a Delaware corporation, and Calumet Montana Refining, LLC, a Delaware limited liability company.
“Monthly Crude Cover Costs” has the meaning specified in Section 7.7(b).
“Monthly Crude Forecast” has the meaning specified in Section ý5.1(b).
“Monthly Crude Sale Adjustment” has the meaning specified in Section 6.7.
“Monthly Intermediation Fee” has the meaning specified in the Fee Letter.
“Monthly Product Cover Costs” has the meaning specified in Section 7.7(b).
“Monthly Product Estimate” has the meaning specified in Section 8.3(b).
“Monthly Product Purchase Adjustment” has the meaning specified in Section 8.11(b).
“Monthly Product Sale Adjustment” has the meaning specified in Section 8.11(a).
“Monthly Services Fee” has the meaning assigned to such term in the Fee Letter.
“Monthly Third Party Crude Sale Adjustment” has the meaning specified in Section 6.8.
“Monthly True-Up Amount” has the meaning specified in Schedule C.
“Net Storage Volume” means, with respect to any measurement of volume, the total liquid volume, excluding sediment and water, corrected for the observed temperature to 60° F.
“Nomination Cutoff Date” means, with respect to any Macquarie Crude Procurement Contract, the date and time (if any) by which Macquarie is required to provide its nominations to the Third Party Supplier thereunder for the next delivery for which nominations are then due or can then be made.
“Non-Affected Party” has the meaning specified in Section 17.1.

“Non-Defaulting Party” has the meaning specified in Section 19.2(a).
“Obligations” has the meaning specified in Section 13.4(c).
“OFAC” means the Office of Foreign Assets Control of the United States Department of the Treasury.
“Operational Volume Range” means the range of operational volumes for any given set of associated Crude Storage Tanks for each type of Crude Oil and for any given set of associated Included Product Locations for each group of Products, between the minimum volume and the maximum volume, as set forth on Schedule D.
“Optional Early Termination Date” has the meaning specified in Section 3.2(c).
“Other Barrels” Refinery Procured Crude Barrels, other than Macquarie Procurement Barrels.
“Parent” means Calumet Specialty Products Partners, L.P., a limited partnership organized under the laws of the State of Delaware.
“Party” or “Parties” has the meaning specified in the preamble to this Agreement.
“Patriot Act” means The USA Patriot Act.
“Permitted S&O Liens” means: (a) Liens created in favor of Macquarie under the Lien Documents, (b) Liens for taxes, assessments, judgments, governmental charges or levies, or claims not yet delinquent or the non-payment of which is being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been made; (c) Liens of mechanics, laborers, non-commodity suppliers, workers, materialmen, and other similar liens incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith, if such reserve or appropriate provision, if any, as shall be required by GAAP shall have been made therefor (but not including any such Liens in favor of Fuels or LW or any of their Affiliates); (d) except to the extent released in any “bailee letter” or such similar documents, Liens securing rental, storage, throughput, transportation, handling or other similar fees or charges owing from time to time to carriers, bailees, transporters or warehousemen, solely to the extent of such fees or charges (but not including any such Liens in favor of Fuels or LW or any of their Affiliates); and (e) Liens (1) incurred in the ordinary course of business (a) in connection with the purchase or shipping of goods or assets (or the related assets and proceeds thereof), which Liens arise by operation of law in favor of the seller or shipper of such goods or assets, which attach to such goods or assets and cease to be in effect upon payment in full of the purchase price for or for shipping of such goods or assets, and (b) to the extent available under Applicable Law, arising upon the purchase of oil or gas from the first producer thereof, which attach to such goods and cease to be in effect upon payment in full of the purchase price for such goods and (2) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods.

“Permitted Suppliers” means (a) any one or more Crude Oil vendors listed on Schedule F, and (b) any other Crude Oil vendor with whom Macquarie has an effective Macquarie Crude Procurement Contract pursuant to Article 5.
“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, joint stock company or any other private entity or organization, Governmental Authority, court or any other legal entity, whether acting in an individual, fiduciary or other capacity.
“Pledge and Security Agreement” means that certain Pledge and Security Agreement by and among Fuels, LW and Macquarie, dated as of the Commencement Date.
“Pricing Group” means any of the Product Groups listed as a pricing group on Schedule B.
“Procurement Contract” means any Macquarie Crude Procurement Contract or Refinery Crude Contract, or such other contract to the extent the Parties mutually deem such contract to be a Procurement Contract for purposes hereof.
“Product” means any of the petroleum products listed on Schedule A, as from time to time amended by mutual agreement of the Parties.
“Product Group” means Crude Oil or a group of Products as specified on Schedule A.
“Product Linefill” means, at any time and for any grade of Product, the aggregate volume of linefill of that Product on the Included Product Pipelines for which Macquarie is treated as the exclusive owner by the Included Product Pipelines; provided that such volume shall be determined by using the volumes reported on the monthly or daily statements, as applicable, from the Included Product Pipelines.
“Product Sales Fee” has the meaning specified in the Marketing and Sales Agreement.
“Product Supplier” has the meaning specified in the Marketing and Sales Agreement.
“Products Delivery Point” means, with respect to any delivery of Product from an Included Location, the outlet flange of the Included Product Tank or Included Product Pipeline at such Included Product Location, as applicable.
“Products Intake Point” means (i) in the case of the Refinery Product Storage Tanks, the inlet flange of the Refinery Product Storage Tanks and (ii) in the case of any Included Product Location other than the Refinery Product Storage Tanks, the inlet flange of the Included Product Tanks at such Included Product Location.
“Projection Week” means Monday through Sunday.
“Projected Monthly Run Volume” has the meaning specified in Section 7.2(a).

“Qualifying Owners” means, collectively, any of the owners of the General Partner as of the Commencement Date and their respective Affiliates, trustees, trusts, beneficiaries or the heirs or family members thereof (and transferees thereof who are also Affiliates), including The Heritage Group, Grube Grat, LLC, Irrevocable Intervivos Trust No. 12.27.73 for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 18, 2012 and Maggie Fehsenfeld Trust No. 106 12.30.74 for the Benefit of Fred Mehlert Fehsenfeld, Jr. and his issue, dated December 18, 2012. For the avoidance of doubt, “Qualifying Owners” does not include Calumet Specialty Products Partners, L.P. and its Subsidiaries.
“Refinery” has the meaning specified in the recitals hereto.
“Refinery Crude Contract” means a procurement contract entered into by Fuels or LW with any third party seller for the purchase by Fuels or LW of Crude Oil, which Crude Oil is to be resold by Fuels or LW to Macquarie at the time such Crude Oil passes any Crude Intake Point.
“Refinery Facilities” means (i) all the facilities located at the Refinery, and (ii) any associated or adjacent facility used by Fuels or LW to carry out the terms of this Agreement, excluding Crude Storage Tanks and Included Product Tanks.
“Refinery Procured Crude Barrels” means barrels of Crude Oil sold by Fuels or LW to Macquarie at any Crude Intake Point.
“Refinery Procured Product Barrels” has the meaning specified in Section 8.1(c).
“Refinery Product Contract” means a procurement contract entered into by Fuels or LW for the purchase by Fuels or LW of Product, which Product is to be resold by Fuels or LW to Macquarie at the time such Product passes the Products Intake Point.
“Refinery Product Storage Tanks” means the Included Product Tanks that are either (a) owned by LW or its Affiliates and located adjacent to the Refinery used for the storage of Products, or (b) operated for benefit of Fuels or LW under contract thereto, in either case as and to the extent identified on Schedule E.
“Regulatory Event” has the meaning specified in Section 9.5(a).
“Related Hedges” means any transactions from time to time entered into by Macquarie with third parties unrelated to Macquarie or its Affiliates to hedge Macquarie’s exposure resulting from this Agreement or any other Transaction Document and Macquarie’s rights and obligations hereunder or thereunder.
“Required Storage and Transportation Arrangements” means such designations and other binding contractual arrangements hereafter entered into, in form and substance reasonably satisfactory to Macquarie, pursuant to which Fuels or LW (or its Affiliates) hereafter shall provide Macquarie with Fuels’ or LW’s (or its Affiliates’) full right to use the third party Included Product Pipelines and third party Included Product Tanks, pursuant to the terms and conditions of the Base

Agreements or such other agreements creating Fuels’ or LW’s rights in and to such facilities and the rights of existing third parties.
“Restricted Subsidiary” means any Subsidiary of the Parent that is not an Unrestricted Subsidiary.
“Revised Estimated Yield” has the meaning specified in Section 8.3(a).
“SEC” means the U.S. Securities and Exchange Commission.
“Senior Notes” means, collectively, (a) $350,000,000 aggregate principal amount of 7.625% unsecured senior notes due 2022 issued pursuant to the 2013 Senior Notes Indenture (as defined in the definition of “Senior Notes Indentures”), (b) $900,000,000 aggregate principal amount of 6.50% unsecured senior notes due 2021 issued pursuant to the 2014 Senior Notes Indenture (as defined in the definition of “Senior Notes Indentures”), (c) $325,000,000 aggregate principal amount of 7.75% unsecured senior notes due 2023 issued pursuant to the 2015 Senior Notes Indenture (as defined in the definition of “Senior Notes Indentures”), and (d) any subsequent offering of unsecured senior notes, without regard to principal amount, having a maturity date that is at or after April 15, 2021, in each case issued by Parent and Calumet Finance.
“Senior Notes Documents” means, collectively, the Senior Notes, the Senior Notes Indentures, and any other “Note Documents” (or equivalent defined term) as such term is defined in any of the Senior Notes Indentures.
“Senior Notes Indentures” means, collectively, (a) that certain Indenture, dated as of November 26, 2013, by and among Parent and Calumet Finance, as issuers, the “Guarantors” (as defined therein) and Wilmington Trust, National Association, as trustee (the “2013 Senior Notes Indenture”), (b) that certain Indenture, dated as of March 31, 2014, by and among Parent and Calumet Finance, as issuers, the “Guarantors” (as defined therein) and Wilmington Trust, National Association, as trustee (the “2014 Senior Notes Indenture”), (c) that certain Indenture, dated as of March 27, 2015, by and among Parent and Calumet Finance, as issuers, the “Guarantors” (as defined therein) and Wilmington Trust, National Association, as trustee (the “2015 Senior Notes Indenture”), and (d) any note purchase agreement, indenture or other agreement evidencing any other Senior Notes or any refinancing of the foregoing permitted by the terms of the Senior Notes Documents, the Hedge Intercreditor Agreement and such other Finance Documents.
“Senior Secured Notes” means up to $400,000,000 aggregate principal amount of 11.5% senior secured notes due 2021 issued by Parent and Calumet Finance pursuant to the Senior Secured Notes Indenture.
“Senior Secured Notes Documents” means, collectively, the Senior Secured Notes, the Senior Secured Notes Indenture, the other “Note Documents” as such term is defined in the Senior Secured Notes Indenture, the “Fixed Asset Collateral Documents” as such term is defined in the Hedge Intercreditor Agreement and the “Collateral Trust Agreement” as such term is defined in the Hedge Intercreditor Agreement.

“Senior Secured Notes Indenture” means that certain Indenture, dated as of April 20, 2016, by and among Parent and Calumet Finance, as issuers, the “Guarantors” (as defined therein) and Wilmington Trust, National Association as trustee.
“Settlement Amount” has the meaning specified in Section 19.2(b).
“Shipment Notification” has the meaning specified in Section 5.3(a).
“SIP” has the meaning set forth therefor in the Fee Letter.
“SIP-Company Products Sales and Purchase Agreement” has the meaning specified in the Fee Letter.
“SIP Event” has the meaning specified in Section 17.7.
“SIP Intermediation Fee” has the meaning set forth therefor in the Fee Letter.
“SIP-Macquarie Products Sales and Purchase Agreement” has the meaning specified in the Fee Letter.
“Sludge” means a semi-solid slurry consisting of hydrocarbons, sediment, paraffin and water, produced from a process or as a result of solids separated from suspension in a liquid.
“Sourcing Transaction” has the meaning specified in Section 18.2(i).
“Specified Company Location” means the storage tanks, pipelines, rails and trucks identified on Schedule 1.1 A hereto as “company locations” and further identified as either (i) a Company Owned Location or (ii) a Third Party Location.
“Specified Event” means a transaction or other event that results in (i) 100% of the Equity Interests of Fuels or LW being owned directly by a Person that is neither the Parent nor an Affiliate of the Parent or (ii) all or substantially all of the assets constituting the Refinery are sold (whether in one transaction or in a series of related transactions) to a Person that is not an Affiliate of Parent.
“Specified Indebtedness” means any payment obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) of Fuels or LW in respect of borrowed money.
“Specified Termination Amount” has the meaning assigned to such term in the Fee Letter.
“Specified Termination Date” has the meaning specified in Section 3.3(b).
“Specified Transaction” means (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between Macquarie (or any of its Designated Affiliates) and Fuels or LW (or any of its Designated Affiliates other than a Qualified Owner) (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, commodity spot transaction, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, weather swap, weather derivative, weather option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) which is a type of transaction that is similar to any transaction referred to in clause (i) that is currently, or in the future becomes, recurrently entered into the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, or economic indices or measures of economic risk or value, (b) any combination of these transactions, and (c) any other transaction identified as a Specified Transaction in this agreement or the relevant confirmation.
“Step-Out Inventory Sales Agreement” means the purchase and sale agreement, in the form provided on Schedule R, to be dated as of the Termination Date, if elected to be executed by Macquarie, pursuant to which LW shall buy Crude Oil and Products from Macquarie subject to the provisions of this Agreement and any other terms agreed to by the Parties thereto.
“Storage Facilities Agreement” means the storage facilities agreement, in form and substance mutually agreeable to the Parties, to be dated as of the Commencement Date, between LW, certain of its Affiliates and Macquarie, pursuant to which (i) Fuels or LW and its Affiliates have granted to Macquarie an exclusive right (assignable by Macquarie to the SIP in accordance with the terms thereof) to use the Crude Storage Tanks and Included Product Tanks (to the extent that such exclusive right can be granted) in connection with this Agreement, and (ii) the SIP would have the right as a third party beneficiary to utilize certain storage facilities where the SIP holds title to certain Products and the right (obtained by partial assignment to the SIP of certain rights under such storage facilities agreement)to use Included Product Tanks, in connection with the liquidation by Macquarie of its ownership of Products upon the occurrence of certain specified closeout events under the SIP-Macquarie Products Sales and Purchase Agreement.
“Sublease” means that certain Sublease Agreement of even date herewith entered into by and among Fuels, LW and Macquarie with respect to certain rights of Fuels under (i) that certain Lease Agreement by and between Georgie H. Chandler, Johnston Harman Chandler, Georgiann Chandler Lamb and Betsy Chandler Lamb (collectively, together with any successor(s) in interest thereof, whether one or more, the “Sublease Prime Lessor”), as lessors, and Falco, Inc. of Delaware, a Delaware corporation (as predecessor-in-interest to Fuels) dated effective as of July 25, 1975 (the “Falco Lease”); and (ii) that certain Lease Agreement by and between the Sublease Prime Lessor, as lessor, and J. E. Fowler Petroleum Products, Inc., a Louisiana corporation (as predecessor-in-interest to Fuels) dated effective as of July 18, 1980 (the “Fowler Lease”, together with the Falco Lease, the “Leases”); such Leases covering that certain real property located in Caddo Parish, Louisiana, containing forty (40) acres, more or less, as more particularly described in the Leases.

“Subsidiaries” means, with respect to any Person (the “parent”), any corporation, partnership, joint venture, limited liability company, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, partnership, joint venture, limited liability company, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power, or in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.
“Suspended Event of Default” has the meaning specified in Section 19.1.
“Tank Maintenance” has the meaning specified in Section 9.4(c).
“Target Month End Crude Inventory Volume” means the commercially reasonably projected volume for Crude Oil in the Crude Storage Tanks at the end of the Delivery Month set forth in a report provided monthly by Fuels or LW in a form acceptable to Macquarie, and reconciling to Crude Oil purchases, run rates and sales for the applicable period.
“Target Month End Company Crude Volume” means the commercially reasonably projected volume for Crude Oil in the Specified Company Locations at the end of the Delivery Month set forth in a report provided monthly by Fuels or LW in a form acceptable to Macquarie, and reconciling to Crude Oil purchases, run rates and sales for the applicable period.
“Target Month End Crude Volume” means the Target Month End Crude Inventory Volume and Target Month End Company Crude Volume, collectively.
“Target Month End Product Inventory Volume” means the commercially reasonably projected volume for Product in the Included Product Locations at the end of the Delivery Month set forth in a report provided monthly by Fuels or LW in a form acceptable to Macquarie, and reconciling to Product purchases, run rates and sales for the applicable period.
“Target Month End Company Product Volume” means the commercially reasonably projected volume for Product in the Specified Company Location at the end of the Delivery Month set forth in a report provided monthly by Fuels or LW in a form acceptable to Macquarie, and reconciling to Product purchases, run rates and sales for the applicable period.
“Target Month End Product Volume” means the Target Month End Product Inventory Volume and Target Month End Company Product Volume, collectively.
“Tariff Make-Whole Payment” has the meaning specified in Section 18.3(g)
“Tariff Payment Failure” has the meaning specified in Section 18.3(g).
“Tax” or “Taxes” has the meaning specified in Section 15.1(a).

“Term” has the meaning specified in Section 3.1.
“Termination Amount” means, without duplication, the total net amount owed by one Party to the other Party upon termination of this Agreement under Section 20.2(a).
“Termination Date” has the meaning specified in Section 20.1.
“Termination Date Crude Oil Volumes” has the meaning specified in Section 20.1(d).
“Termination Date Product Volumes” has the meaning specified in Section 20.1(d).
“Termination Date Volumes” has the meaning specified in Section 20.1(d).
“Termination Reconciliation Statement” has the meaning specified in Section 20.2(c).
“Third Party Location” means a Specified Company Location that is not a Company Owned Location and that is owned and operated by a third party.
“Third Party Supplier” means any seller of Crude Oil under a Procurement Contract (other than Fuels or LW or any Affiliate of Fuels or LW).
“Transaction Costs” has the meaning in Schedule C.
“Transaction Document” means any of this Agreement, Marketing and Sales Agreement, the Inventory Sales Agreement, the Storage Facilities Agreement, the Step-Out Inventory Sales Agreement, the Guaranty, the Required Storage and Transportation Arrangements, the Fee Letter, the Lien Documents, the Creditor Acknowledgements, the Master Agreement, any Bailee Letter, the Sublease, and any other agreement or instrument contemplated hereby or executed in connection herewith, including any guarantees or other credit support documents as may be from time to time provided by Fuels, LW and/or any of their respective Affiliates.
“Transaction Obligations” means all obligations, including Obligations, owing from time to time by the Parent, Fuels or LW and any of their respective Subsidiaries to Macquarie pursuant to this Agreement, the Guaranty or any other Transaction Document and shall include, without limitation, (a) all principal, premium, if any, reimbursement obligations, interest accrued or accruing (or which would, absent commencement of an Insolvency or Liquidation Proceeding, accrue) in accordance with the relevant Transaction Document and (b) all fees, costs, expenses, indemnifications, damages, guarantees, and charges and other liabilities or amounts incurred in connection with any of the Transaction Documents and provided for thereunder, in the case of each of clause (a) and clause (b) whether before or after commencement of an Insolvency or Liquidation Proceeding and irrespective of whether any claim for such interest, fees, costs, expenses, indemnifications, damages, guarantees, charges or other liabilities or amounts is allowed as a claim in such Insolvency or Liquidation Proceeding.
“Transactions” means one or more transactions entered into under the Master Agreement.
“Unrestricted Subsidiary” shall have the meaning assigned to such term under the Secured

Notes Indenture so long as Macquarie has received (upon its request) the same evidence of the designation of Unrestricted Subsidiaries as is required to be provided under the Senior Secured Notes Indenture, and a Subsidiary shall not satisfy the definition of “Unrestricted Subsidiary” so long as such notice requirement remains unsatisfied.
“UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.
“U.S.” means the United States of America.
“Volume Determination Procedures” means (a) in respect of determining the Net Storage Volume of Crude Oil in the Crude Storage Tanks or Products in the Included Product Tanks, Fuels or LW’s ordinary daily and month-end procedures, which include manually gauging each Crude Storage Tank or Included Product Tank owned by LW (or any applicable third party) on the last day of the month to ensure that the automated tank level readings are accurate to within a tolerance of two inches; provided that if the automated reading cannot be calibrated to be within such tolerance, “Volume Determination Procedures” shall include the manual gauge reading in Fuels or LW’s calculation of month-end inventory; (b) in respect of determining the Net Storage Volume of Products in the Included Product Tanks owned by any third party, using the volumes reported on the most recently available daily reports or monthly statements in respect of such tanks; (c) in respect of the linefill in the Included Crude Pipelines, such pipelines shall be deemed full, except when products owned by third parties are flowing through such pipelines, and (d) in respect to linefill or stored barrels in Included Crude Pipelines owned by third parties, the most recently available daily storage reports or monthly statements indicating the amount of Crude Oil in respect of such pipelines, adjusted for best available information for daily injections and receipts since the last storage report date.
“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.
“Weekly Crude Projection” has the meaning specified in Section 5.1(c).
“Weekly Product Projection” has the meaning specified in Section 8.3(c).
“WTG” means West Texas Gulf Pipeline Company and any successor in interest thereto in respect of the Colorado City Tariff.
1.2Construction of Agreement.
(a)Unless otherwise specified, reference to, and the definition of any document (including this Agreement together with all schedules thereto) shall be deemed a reference to such document as may be, amended, supplemented, revised or modified from time to time.

(b)Unless otherwise specified, all references to an “Article,” “Section,” or Schedule” are to an Article or Section hereof or a Schedule attached hereto.
(c)All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.
(d)Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.
(e)Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.
(f)Unless expressly provided otherwise, references herein to “consent” mean the prior written consent of the Party at issue, which shall not be unreasonably withheld, delayed or conditioned.
(g)A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.
(h)Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.
(i)Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, supplemented or re-enacted from time to time.
(j)Unless otherwise expressly stated herein, any reference to “volume” shall be deemed to refer to actual Net Storage Volume, unless such volume has not been yet been determined, in which case, volume shall be an estimated net volume determined in accordance with the terms hereof.
(k)The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(l)For the purposes of this Agreement, any reference to the “first month” shall be the period from and including the Commencement Date to and including June 30, 2017.
(m)All references herein to “estimates” or “projections” are intended to be references to good faith statements with respect to future events, and are not to be construed as guarantees of future performance.
(n)Unless otherwise expressly stated herein, all references to “Schedules” shall mean and include such Schedules as they may be amended, revised or updated from time to time, as evidenced by written agreement of the Parties evidencing such revision, amendment or update (it being acknowledged hereby that the foregoing does not require any Party hereto to revise, amend or update any such Schedule).
(o)All notices delivered to either Fuels or LW by any other Party hereto shall be deemed to be notice to both such Persons. All notices from either Fuels or LW to any other Party hereto shall be deemed to be notices from both such Persons.
1.3The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.
ARTICLE 2
CONDITIONS TO COMMENCEMENT
2.1Conditions to Obligations of Macquarie. The obligations of Macquarie contemplated by this Agreement shall be subject to satisfaction of the following conditions precedent on and as of the Commencement Date:
(a)The Inventory Sales Agreement shall have been duly executed by LW and, pursuant thereto, LW shall have agreed to transfer to Macquarie on the Commencement Date, all right, title and interest in and to the Commencement Date Volumes subject thereto, free and clear of all Liens, other than Permitted S&O Liens;
(b)LW shall have agreed to a form of the Step-Out Inventory Sales Agreement in form and in substance satisfactory to Macquarie;
(c)Fuels and LW shall have duly executed the Storage Facilities Agreement in form and in substance satisfactory to Macquarie and provided Macquarie satisfactory documentation that they have secured, for the benefit of Macquarie, full, unencumbered storage and usage rights of the Crude Storage Tanks and Included Product Tanks;
(d)Fuels and LW shall have duly executed the Marketing and Sales Agreement in form and in substance satisfactory to Macquarie;
(e)Macquarie shall have confirmed to its satisfaction that, as of the Commencement Date, each of the Existing Financing Agreements contains provisions (including through amendments thereto and other ancillary documents such as lien releases, in each case in form and substance satisfactory to Macquarie) that (i) recognize the respective rights and obligations of the Parties under this Agreement and the other Transaction Documents, (ii) confirm that this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby do not and shall not conflict with or violate any terms and conditions of such Existing Financing Agreement, (iii) recognize that Macquarie is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Existing Financing Agreement, (iv) recognize that Macquarie has a perfected first priority Lien on the Hydrocarbon Credit Support and related proceeds of insurance and that such Hydrocarbon Credit Support and such proceeds of insurance are not part of the collateral security under the Existing Financing Agreements and (v) confirm the release of any lien in favor of such lender or other creditor that might apply to or be deemed to apply to any Crude Oil and/or Products of which Macquarie is the owner or on which Macquarie has a Lien, in each case as contemplated by this Agreement and the other Transaction Documents;
(f)Without limiting the generality of clause (e) above, Macquarie shall have received Creditor Acknowledgments with respect to the Existing Credit Agreement;
(g)Fuels and LW shall have provided Macquarie with evidence, in a form reasonably satisfactory to Macquarie, that the Commencement Date Volumes shall be sold to Macquarie free and clear of any Liens, other than Permitted S&O Liens;
(h)Fuels and LW shall have entered into the Lien Documents granting and perfecting in favor of Macquarie the security interest and lien contemplated thereby and all actions necessary to perfect the Liens granted thereunder shall have been completed, including (i) the filing of UCC financing statements and (ii) the delivery of executed bailee’s letters as contemplated thereby;
(i)Fuels, LW and Parent shall have duly executed the Fee Letter and performed any terms and conditions thereof to be performed by Fuels or LW on or before the Commencement Date;
(j)Fuels and LW shall have delivered to Macquarie the Guaranty, duly executed by the Parent;
(k)Fuels and LW shall have delivered to Macquarie a certificate (i) signed by an appropriate officer of Fuels or LW and (ii) signed by an appropriate officer of the Parent, in each case, certifying as to incumbency, due authorization, board approval and resolutions of such person;
(l)Fuels and LW shall have delivered to Macquarie one or more opinions of counsel, each in form and substance satisfactory to Macquarie, covering such matters as Macquarie shall reasonably request, including: good standing; existence and due qualification; power and authority; due authorization and execution; enforceability of the Transaction Documents and the Guaranty; no breach or violation of the Existing Financing Agreements; and the validity and perfection of Macquarie’s lien on the Hydrocarbon Credit Support under the Lien Documents;
(m)No action or proceeding shall have been instituted nor shall any action by a Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority as of the Commencement Date to set aside, restrain, enjoin or prevent the transactions and performance of the obligations contemplated by this Agreement;

(n)Neither the Refinery nor any of the Included Locations shall have been affected adversely or threatened to be affected adversely by any loss or damage, whether or not covered by insurance, unless such loss or damages would not have a material adverse effect on the usual, regular and ordinary operations of the Refinery or the Included Locations;
(o)Fuels and LW shall have delivered to Macquarie insurance certificates evidencing the effectiveness of the insurance policies and endorsements required by Article 16 below;
(p)Fuels and LW shall have complied with all covenants and agreements hereunder that each is required to comply with on or before the Commencement Date;
(q)All representations and warranties of Fuels and LW and their respective Affiliates contained in the Transaction Documents shall be true and correct on and as of the Commencement Date, except for such representations and warranties that are expressly limited to another date;
(r)Fuels and LW shall have delivered to Macquarie such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated herein;
(s)Macquarie shall have received written confirmation that all prior applicable UCC filings, in favor of existing secured creditors, have been terminated or amended to confirm that the Hydrocarbon Credit Support is not included in the collateral covered by such UCC filings;
(t)On or prior to the Commencement Date, Fuels or LW shall have provided to Macquarie an expected Product yield for the Refinery based on its then current operating forecast for the Refinery (the “Initial Estimated Yield”);
(u)Macquarie shall have received payment of all fees, expenses and other amounts due and payable on or prior to the Commencement Date required to be reimbursed or paid by Fuels or LW hereunder, under the Fee Letter or any other Transaction Document on or prior to such date, including (i) the Arrangement Fee (or the applicable portion thereof) and (ii) reimbursement or payment of Macquarie’s and its Affiliates’ reasonable out-of-pocket expenses (or the applicable portion thereof, including fees, charges and disbursements of Macquarie’s counsel, experts and consultants);
(v)The Independent Amount (or the applicable portion thereof) shall have been posted with Macquarie as contemplated by Section 4.3;
(w)Payment of other Macquarie fees and expenses expressly required hereby and due on the Commencement Date. For the avoidance of doubt, this does not include any monthly fees due throughout the term of the contract;

(x)On or prior to the Commencement Date, Porter Hedges LLP shall have provided to Macquarie a true sale opinion, regarding this Agreement, satisfactory to Macquarie;
(y)On or prior to the Commencement Date, Porter Hedges LLP shall have provided to Macquarie a master netting opinion satisfactory to Macquarie;
(z)On or prior to the Commencement Date, the Sublease shall have been duly executed by Fuels and LW in respect of the real property upon which the Brown Station Tanks are located, in form and substance satisfactory to Macquarie;
(aa)Without duplication, Fuels or LW shall have provided Macquarie fully executed Transaction Documents (excluding any Bailee Letter) in form and in substance satisfactory to Macquarie;
(bb)The execution and delivery by SIP and LW and Fuels of the SIP-Company Products Sales and Purchase Agreement, and delivery of such agreement to the Parties; and
(cc)The execution and delivery by SIP and Macquarie of the SIP-Macquarie Products Sales and Purchase Agreement, and delivery of such agreement to the Parties.
2.2Conditions to Obligations of Fuels and LW. The obligations of Fuels and LW contemplated by this Agreement shall be subject to satisfaction by Macquarie of the following conditions precedent on and as of the Commencement Date:
(a)Macquarie shall have duly executed and delivered the Inventory Sales Agreement in form and substance satisfactory to Fuels and LW;
(b)Macquarie shall have duly executed and delivered the Storage Facilities Agreement in form and in substance satisfactory to Fuels and LW;
(c)Macquarie shall have duly executed and delivered the Marketing and Sales Agreement in form and in substance satisfactory to Fuels and LW;
(d)Macquarie shall have agreed to the form of the Step-Out Inventory Sales Agreement in form and in substance satisfactory to Fuels and LW;
(e)Macquarie shall have duly executed and delivered the Fee Letter;
(f)Macquarie shall have executed and delivered the Lien Documents to the extent its signature is required thereunder;
(g)All representations and warranties of Macquarie contained in the Transaction Documents shall be true and correct on and as of the Commencement Date except for such as are expressly limited to another date;

(h)Macquarie shall have complied with all covenants and agreements hereunder that it is required to comply with on or before the Commencement Date;
(i)Macquarie shall have delivered to Fuels and LW such other certificates, documents and instruments as may be reasonably necessary to consummate the transactions contemplated herein;
(j)The execution by SIP, LW and Fuels of the SIP-Company Products Sales and Purchase Agreement, and delivery of such agreement to the Parties;
(k)The execution by SIP and Macquarie of the SIP-Macquarie Products Sales and Purchase Agreement, and delivery of such agreement to the Parties; and
(l)Macquarie shall have delivered satisfactory evidence of its federal form 637 license.
2.3Commencement Date.
(a)Subject to the satisfaction of the conditions set forth in Sections 2.1 and 2.2, the “Commencement Date” shall be a Business Day mutually agreed to by the Parties on or after the Effective Date and on or prior to June 30, 2017 or such later date as the Parties shall agree (the “Latest Commencement Date”).
(b)If the Commencement Date has not occurred on or before the Latest Commencement Date, this Agreement shall terminate on the first Business Day following the Latest Commencement Date. In such case, all obligations of the Parties hereunder shall terminate, except for the obligations set forth in Article 2, Article 21, Article 22 and Article 24 and any obligation under the last sentence of this Section 2.3(b); provided, however, that nothing herein shall relieve any Party from liability for the breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. Without limiting the foregoing, if the failure of the Commencement Date to occur on or before the Latest Commencement Date is due to (i) any breach by Fuels or LW of its obligations hereunder, including its obligations under clause (c) below or (ii) the failure of any of the conditions contained in Section 2.1 to be satisfied on or before the Latest Commencement Date unless such failure is due to any breach by Macquarie of its obligations hereunder, including its obligations under clause (c) below, then Fuels and LW shall, on a joint and several basis, be obligated to reimburse Macquarie for any out of pocket losses, costs and damages incurred or realized by Macquarie as a result of its maintaining, terminating or obtaining any Related Hedges.
(c)From and after the Effective Date, Fuels and LW shall use commercially reasonable efforts to cause each of the conditions referred to in Section 2.1 to be satisfied on or prior to the Latest Commencement Date and Macquarie shall use commercially reasonable efforts to cause each of the conditions referred to in Section 2.2 to be satisfied on or prior to the Latest Commencement Date.

(d)Each of Fuels and LW covenants and agrees to take (or cause its respective Affiliates to take) all actions reasonably necessary to cause any Product Linefill included in the Commencement Date Volumes to be transferred to Macquarie on and effective as of the Commencement Date.
2.4Post-Commencement Date Undertakings. From and after the Commencement Date, Fuels and LW may endeavor to negotiate and implement designations and other binding contractual arrangements, in form and substance reasonably satisfactory to Macquarie, pursuant to which Fuels or LW may transfer and assign to Macquarie Fuels’ or LW’s (or their respective Affiliates’) right to use any storage or transportation facility as may hereafter be identified by Fuels or LW; provided that (i) upon and concurrently with implementing any such assignment, designation or arrangement, any such storage or transportation facility shall be added to the appropriate Schedule hereto as an additional Crude Storage Tank, Included Product Tank or Included Product Pipeline, as applicable, and such assignment, designation or arrangement shall constitute a Required Storage and Transportation Arrangement hereunder; (ii) to the extent requested by Macquarie, the Parties shall amend the Inventory Sales Agreement and any other applicable Transaction Document to include any inventory transferred to Macquarie as a result of such assignment, designation or arrangement; and (iii) without limiting the generality of the foregoing, the addition of an Included Location shall be subject to satisfaction of Macquarie’s Policies and Procedures (as defined in Section 14.4(a) below), which shall be applied in a nondiscriminatory manner as provided in Section 14.4(b)(i) below. In addition, if the relevant storage or transportation facility fails to satisfy Macquarie’s Policies and Procedures, then, upon Fuels’ or LW’s request, Macquarie shall consult with Fuels or LW in good faith to determine whether based on further information provided by Fuels or LW such storage or transportation facility complies with Macquarie’s Policies and Procedures and/or whether additional actions or procedures can be taken or implemented so that, as a result, such storage or transportation facility would comply with Macquarie’s Policies and Procedures and, based on such further information and/or the implementation of such additional actions or procedures, Macquarie shall from time to time reconsider whether such storage or transportation facility satisfies clause (iii) above.
2.5UCC Filings.
(a)From and after the Commencement Date, Fuels and LW shall cooperate with Macquarie to cause to be prepared, and filed, in such jurisdictions as Macquarie shall deem necessary or appropriate, UCC-1 financing statements reflecting (i) Macquarie as owner of all Crude Oil and Products in the Included Locations and (ii) Macquarie as a secured party with respect to the Credit Support to perfect Macquarie’s security interest under the Lien Documents. Fuels and LW shall execute and deliver to Macquarie, and Fuels and LW hereby authorize Macquarie to file (with or without Fuels’ or LW’s signature), at any time and from time to time, all such financing statements, amendments to financing statements, continuation financing statements, termination statements, relating to such Crude Oil and Products and the Credit Support, and other documents and instruments, all in form satisfactory to Macquarie, as Macquarie may request, to confirm Macquarie’s ownership of such Crude Oil and Products and to otherwise accomplish the purposes of this Agreement and as required pursuant to the Lien Documents.

(b)Without limiting the generality of the foregoing, Fuels and LW ratify and authorize the filing by Macquarie of any financing statements filed prior to the Commencement Date and identified by Macquarie in writing to Fuels and LW.
2.6Enterprise Bailee Letter. Within thirty (30) days of the Commencement Date, Fuels shall, and shall cause the Enterprise Parties to, execute and deliver the Enterprise Bailee Letter to Macquarie, in form and substance satisfactory to Macquarie.
2.7Louisiana Opinion. Within fifteen (15) days of the Commencement Date, Fuels and LW shall deliver, or cause to be delivered, to Macquarie a legal opinion covering matters under Louisiana law, including enforceability and no violation of law, in respect of the Sublease, in form and substance satisfactory to Macquarie.
ARTICLE 3
TERM OF AGREEMENT
3.1Term. The Agreement shall become effective on the Effective Date with the Commencement Date occurring as provided in Section 2.3 above. This Agreement, subject to Section 3.2, shall continue for a period ending at 11:59:59 p.m., EST on June 30, 2020 (the “Term”; the last day of such Term being herein referred to as the “Expiration Date,” except as provided in Section 3.2 below).
3.2Early Termination Rights.
a. Commencing with the calendar quarter ending on September 30, 2017, Macquarie may elect on a calendar quarter basis to terminate this Agreement early by providing Fuels or LW notice of any such election pursuant to Article 27 on or before September 30, 2017 and on or before the end of each calendar quarter occurring thereafter until June 30, 2019; provided that no such election shall be effective until nine (9) months after the end of the applicable calendar quarter in which Macquarie elects to terminate (“Macquarie Early Termination Date”). By way of example, if Macquarie elects to terminate this Agreement on or before the end of the calendar quarter ending December 31, 2017, the Macquarie Early Termination Date would be September 30, 2018. For the avoidance of doubt, the Termination Amount for any early termination pursuant to this subsection (a) shall be calculated in accordance with Section 20.2 and the Specified Termination Amount shall be equal to zero when calculating the Termination Amount related to such early termination.
b.LW or Fuels may elect to terminate this Agreement early, effective on June 30, 2018; provided that no such election shall be effective unless LW or Fuels gives Macquarie notice of any such election pursuant to Article 27 at least ninety (90) days prior to the applicable Company Early Termination Date (defined below), provided that Fuels or LW pays to Macquarie the Specified Termination Amount. If any early termination is properly elected pursuant to the preceding sentence, the effective date of such termination shall be the “Company Early Termination Date.” For the avoidance of doubt, the Termination Amount for any early termination pursuant to this subsection (b) shall be calculated in accordance with Section 20.2 and shall include the Specified Termination Amount when calculating the Termination Amount related to such early termination.
c.From and after June 30, 2018, LW and Fuels may each elect, in their respective sole and absolute discretion, to terminate this Agreement early (prior to the Expiration Date), such termination to be effective on the 90th day after notice of election to terminate is provided by Fuels or LW to Macquarie in accordance with Article 27, provided that Fuels or LW pays to Macquarie the Specified Termination Amount. If any early termination is properly elected pursuant to the preceding sentence, the effective date of such termination shall be the “Optional Early Termination Date.” For the avoidance of doubt, the Termination Amount for any early termination pursuant to this subsection (c) shall be calculated in accordance with Section 20.2 and shall include the Specified Termination Amount when calculating the Termination Amount related to such early termination.
3.3Specified Event Early Termination. LW or Fuels may elect to terminate this Agreement in the event of any occurrence of a Specified Event in accordance with the terms of this Section 3.3. The occurrence of an event described in clause (e) of the definition of Change of Control that is also a Specified Event shall not constitute the occurrence of a Change of Control if LW or Fuels exercises its early termination right in accordance with, and otherwise observes and complies with, the following provisions:
a.LW or Fuels may not exercise its early termination under this Section 3.3 prior to June 30, 2018;
b.At least forty-five (45) days prior to the occurrence of a Specified Event, LW or Fuels shall provide written notice to Macquarie that such event is to occur and that, as a result, LW or Fuels has elected to terminate the Agreement on a date specified in such notice (the “Specified Termination Date”), which date shall (x) be the last day of a calendar month, (y) occur at least forty-five (45) days after such notice is given and (z) occur on the date that such Specified Event occurs;
c.The Specified Termination Date shall constitute a “Termination Date” for purposes of Article 20 hereof;
d.For purposes of determining the Termination Amount under Section 20.2 with respect to the Specified Termination Date:
i.The Specified Termination Amount shall be equal to zero when calculating the Termination Amount related to such early termination.
ii.All calculations incorporated into the Termination Amount with respect to volumes in excess of any minimum inventory level shall be made using the same pricing and methodology that would have applied if the Termination Date were not a Specified Termination Date.

e.In the event that Fuels or LW determines that the Specified Event is unlikely to or cannot occur as planned following the delivery of a termination notice under Section 3.3(b), Fuels or LW shall promptly deliver notice to Macquarie of such event, and this Agreement shall continue in effect in accordance with its terms as if the termination notice under Section 3.3(b) had never been delivered, provided however, that (i) the Parties shall use commercially reasonable efforts to resume normal operations hereunder as promptly as possible after delivery of the notice contemplated in this Section 3.3(b); and (ii) Macquarie shall be promptly reimbursed by Fuels or LW (A) for any and all costs and reasonable expenses arising from or attributable to Macquarie’s preparations for the occurrence of such Specified Termination Date, and (B) for any and all costs and reasonable expenses incurred by Macquarie in keeping this Agreement in full force and effect and resuming normal operations as aforesaid.
3.4Obligations upon Termination. In connection with the termination of the Agreement on the Expiration Date, the Parties shall perform their obligations relating to termination pursuant to Article 20
ARTICLE4
COMMENCEMENT DATE TRANSFER
4.1Transfer and Payment on the Commencement Date. The Parties acknowledge that Macquarie’s obligations hereunder (other than its obligation under Section 2.3 above) shall commence on the Commencement Date only if the Commencement Date Volumes shall be sold and transferred to Macquarie as provided under the Inventory Sales Agreement for payment of the Estimated Commencement Date Value made as provided therein.
4.2Post-Commencement Date Reconciliation and True-Up. The Parties further acknowledge that the determination and payment of the Definitive Commencement Date Value shall be made as provided in the Inventory Sales Agreement.
4.3Posting of Independent Amount. Fuels or LW shall make available to Macquarie the Independent Amount in accordance with the Fee Letter; Macquarie shall reserve such amount for its account from the Estimated Commencement Date Value. The Independent Amount shall (A) constitute credit support for all of Fuels and LW’s obligations under the Transactions Documents, (B) be subject to the applicable provisions of this Agreement, including Section 13.4(c) and (C) except as otherwise applied in accordance with the terms of the Transaction Documents, be returned to Fuels or LW (as applicable) only if (and when) the Transaction Documents have been terminated and all of Fuels’ and LW’s obligations under the Transactions Documents having been satisfied in full.
ARTICLE 5
PURCHASE AND SALE OF CRUDE OIL

5.1Monthly and Weekly Forecasts and Projections.
(a)Target Month End Crude Volume and Target Month End Product Volume. No later than the fifteenth (15th) day of the month preceding a Delivery Month, LW shall provide Macquarie with a preliminary written forecast in the form of Schedule Z of the Target Month End Crude Volume and Target Month End Product Volume for the following Delivery Month. During the first (1st) month of deliveries of Crude Oil made pursuant to this Agreement, the Target Month End Crude Volume and Target Month End Product Volume shall be the amounts set forth on Schedule I.
(b)Monthly Crude Forecast.
i.No later than the fifteenth (15th) day of the month preceding a Delivery Month, LW shall provide Macquarie with a written forecast for the next two succeeding full Delivery Months in the form of Schedule AA, setting forth the Refinery’s anticipated Crude Oil requirements (each, a “Monthly Crude Forecast”). The Monthly Crude Forecast will include the quantity, grade and schedule of Refinery Procured Crude Barrels expected to be delivered for the following Delivery Month.
ii.Macquarie shall have the right to reject any Monthly Crude Forecast; provided, however, that in the event Macquarie does not reject the same within one (1) Business Day after receiving the Monthly Crude Forecast, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Monthly Crude Forecast, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative.
iii.If thereafter any change occurs outside of customary refinery operations affecting the quantity, grade or schedule of the Refinery Procured Crude Barrels that Fuels or LW expects to procure for delivery during such month, LW shall promptly advise Macquarie of such change and resolve and agree upon any needed changes in Target Month End Crude Volumes.
(c)Weekly Crude Projection. No later than 5:00 p.m., EST on Thursday of each week, LW shall provide Macquarie with a written summary in the form of Schedule BB of the Refinery’s projected Crude Oil runs for the next immediately succeeding Projection Week (each, a “Weekly Crude Projection”). Macquarie shall have the right to reject any Weekly Crude Projection; provided, however, that in the event Macquarie does not reject a Weekly Crude Projection by Friday at 5:00 pm EST, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Weekly Crude Projection, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative.
(d)Change in Weekly Crude Projection. LW shall promptly notify Macquarie in writing upon learning of any material change in any Weekly Crude Projection or if it is necessary to delay any previously scheduled pipeline nominations.

(e)Responsibility of LW for Forecast and Projections. The Parties acknowledge that LW is solely responsible for providing the Monthly Crude Forecast and the Weekly Crude Projection and for making any adjustments thereto, and LW agrees that all such forecasts and projections shall be prepared in good faith, with due regard to all available and reliable historical information and LW’s then-current business prospects, and in accordance with such standards of care as are generally applicable in the U.S. oil refining industry; provided, however, the Parties acknowledge and agree that such forecasts and projections are only estimates and not guarantees of future performance, and LW shall have no liability to Macquarie for any differences between such forecasts and projections provided by LW in good faith and the actual crude requirements or runs. LW acknowledges and agrees that (i) Macquarie shall be entitled to rely and act, and shall be fully protected in relying and acting, upon all such forecasts and projections, and (ii) Macquarie shall not have any responsibility to make any investigation into the facts or matters stated in such forecasts or projections.
5.2Macquarie Crude Procurement Contracts.
(a)Volume of Macquarie Procured Crude Oil. On and after the Commencement Date through the end of the Term, Macquarie (in accordance with the terms and conditions set forth therein) may enter into Macquarie Crude Procurement Contracts, and purchase from Permitted Suppliers on industry customary terms and conditions otherwise reasonably satisfactory to Macquarie and Fuels or LW, monthly deliveries of Crude Oil of, in the aggregate, up to sixty thousand (60,000) Barrels per day or such lesser amount as Fuels or LW may request or direct in accordance with the terms hereto and subject to (a) the availability of Crude Oil in accordance with the terms hereof from acceptable suppliers (as contemplated in Section 5.2(d) hereof), including Permitted Suppliers under Macquarie Crude Procurement Contracts, (b) the absence of any continuing Event of Default, (c) Fuels or LW’s maintenance of the Base Agreements and Required Storage and Transportation Arrangements, if any, and compliance with the terms and conditions hereof, and (d) the provision of additional credit support by Fuels or LW in the form of a letter of credit, cash collateral or such other form, in each case, as specified and required in the definition of “Independent Amount”. For purposes of the foregoing, sales of Crude Oil by Affiliates of Macquarie to Fuels or LW, whether or not under this Agreement, shall be included in the calculation of such total monthly deliveries.
(b)[Reserved]
(c)Proposed Macquarie Crude Procurement Contracts. From time to time during the Term of this Agreement, Fuels or LW may propose that one or more additional Macquarie Crude Procurement Contracts be entered into, including any such additional Macquarie Crude Procurement Contract as may, with Fuels’ or LW’s prior written consent, be entered into in connection with the expiration of an outstanding Macquarie Crude Procurement Contract. If the Parties mutually agree in writing to seek additional Macquarie Crude Procurement Contracts, then Fuels or LW shall endeavor to identify quantities of Crude Oil that may be acquired from one or more Third Party Suppliers under contracts that provide for one or more shipment(s) of Crude Oil. Fuels and LW may negotiate with any such Third Party Supplier regarding the price and other terms of such potential additional Macquarie Crude Procurement Contract. Neither Fuels nor LW shall have any authority to bind Macquarie to, or enter into on Macquarie’s behalf, any additional Macquarie Crude Procurement Contract, and neither Fuels nor LW shall represent to any third party that it has such authority. If Fuels or LW has negotiated an offer from a Third Party Supplier for an additional Macquarie Crude Procurement Contract that Fuels or LW wishes to be executed, Fuels or LW shall apprise Macquarie in writing, using the applicable trade sheet included in Schedule Q, of the terms of such offer, and Macquarie shall promptly, but no later than two (2) Business Days after Fuels’ or LW’s delivery of such applicable trade sheet, determine and advise Fuels and LW as to whether Macquarie desires to accept such offer. If Macquarie indicates its desire to accept such offer, then Macquarie shall promptly endeavor to formally communicate its acceptance of such offer to Fuels and LW and such Third Party Supplier so that the Third Party Supplier and Macquarie may enter into a binding additional Macquarie Crude Procurement Contract on terms agreeable to Macquarie. In the event Macquarie does not respond within such two (2) Business Days, Macquarie shall be deemed to have declined to enter into such Macquarie Crude Procurement Contract. If any Macquarie Crude Procurement Contract is a term contract pursuant to which Macquarie may, from time to time, nominate a shipment by a Nomination Cutoff Date for expected delivery during a designated month, Macquarie shall apprise Fuels and LW of such timing requirements relating to such Nomination Cutoff Date.
(d)Macquarie’s Right to Reject Macquarie Crude Procurement Contracts. Macquarie may, in its discretion elect to reject any such offer to enter into a Macquarie Crude Procurement Contract, provided that from time to time during the Term hereof Macquarie shall, upon the reasonable request of Fuels or LW, consult with Fuels or LW regarding those counterparties that Macquarie would be prepared to trade with as of the time of such consultation upon review of acceptable documentation as further contemplated herein. Macquarie’s decision to reject any such offer shall be based on such factors and considerations as Macquarie deems relevant, which may include (without limitation) the proposed commercial terms, credit considerations (including credit quality and credit limits), reputational considerations, prior or current interactions between Macquarie and the proposed Third Party Supplier, the presence or absence of trading documentation between Macquarie and the proposed Third Party Supplier, the presence or absence of a pre-existing trading relationship with the proposed Third Party Supplier or the suitability of the proposed Third Party Supplier for such transaction. Without limiting the foregoing, any proposed Third Party Supplier shall be required to satisfy Macquarie’s internal requirements and policies as they relate to any applicable “know-your-customer” rules, anti-money laundering policies and procedures, laws, rules and regulations (including without limitation, the Patriot Act, rules and regulations of OFAC) and other similar client identification and business conduct standard and dealing policies and procedures (including reputational considerations), in each case, as consistently applied by Macquarie and to have provided to Macquarie all material documentation and other information required by such policies and procedures and applicable regulatory authorities. Notwithstanding the foregoing, Macquarie shall not reject any such offer to enter into a Macquarie Crude Procurement Contract with any counterparty based solely on the fact that such offer was presented to it by Fuels or LW hereunder where, at such time, Macquarie would otherwise have transacted with such counterparty on such terms and under all other applicable policies and limitations.
(e)Sale of Macquarie Procurement Barrels. For sales of Macquarie Procurement Barrels by Macquarie to LW, title and risk of loss for each quantity of Crude Oil shall pass to LW as the Crude Oil passes the applicable Macquarie Delivery Point free of liens, other than Permitted S&O Liens. The Parties acknowledge that the consideration due from Fuels or LW to Macquarie for any Crude Oil shall be paid for in accordance with Article 10.
(f)Fuels’ and LW’s Obligation to Purchase Macquarie Procurement Barrels. Fuels and LW acknowledge and agree that, subject to the terms and conditions of this Agreement, LW and Fuels are obligated to purchase and take delivery of all Crude Oil acquired by Macquarie under Macquarie Crude Procurement Contracts. In the event of a dispute, Macquarie shall provide, to the extent legally and contractually permissible, to Fuels or LW, a copy of the Macquarie Crude Procurement Contract in question.
5.3Nominations under Macquarie Crude Procurement Contracts.
(a)Shipment Notification. With respect to each shipment under a Macquarie Crude Procurement Contract that Fuels or LW desires be delivered by a specified Delivery Month, Fuels or LW shall notify Macquarie of such shipment at least fifteen (15) days prior to the first applicable Nomination Cutoff Date for such month, if any (each, a “Shipment Notification”). As part of such Projected Monthly Run Volume, Fuels or LW may specify the grade of such Projected Monthly Run Volume, provided that such grades and their respective quantities specified by Fuels or LW shall fall within the grades and quantities then available to be nominated by Macquarie under the outstanding Macquarie Crude Procurement Contracts.
(b)Contract Nominations. Provided that Fuels or LW provide Macquarie with the Projected Monthly Run Volume and the Shipment Notifications as required under Section 5.3(a), Macquarie and Fuels or LW shall consult regarding scheduling and other selections and nominations (collectively, “Contract Nominations”) to be made by Macquarie under then outstanding Macquarie Crude Procurement Contracts on or before any applicable Nomination Cutoff Dates taking into account the quantities of Other Barrels. To the extent reasonably practicable and in accordance with its consultation with Fuels or LW, Macquarie shall endeavor to make Contract Nominations that reflect, and do not exceed or fall below, the quantity of each grade specified by Fuels or LW in such Projected Monthly Run Volume. Should any Contract Nomination not be accepted by any Third Party Supplier under a Macquarie Crude Procurement Contract, Macquarie shall promptly advise Fuels or LW and use commercially reasonable efforts with Fuels or LW and such Third Party Supplier to revise the Contract Nomination subject to the terms of any such Macquarie Crude Procurement Contract. Macquarie shall provide Fuels or LW with confirmation of each such Contract Nomination that is made.

(c)Adjustment to Contract Nominations. The Parties agree that Fuels or LW may, from time to time, request that Macquarie make adjustments or modifications to Contract Nominations it has previously made under the Macquarie Crude Procurement Contracts. Promptly following receipt of any such request, Macquarie shall use its commercially reasonable efforts to make such adjustment or modification, subject to any limitations or restrictions under the relevant Macquarie Crude Procurement Contracts. Any additional out of pocket costs or expenses incurred as a result of such an adjustment or modification shall constitute an Ancillary Cost hereunder.
(d)Communications Protocol. In addition to the nomination process, Macquarie and Fuels or LW shall follow the mutually agreed communications protocol as set forth on Schedule J, with respect to ongoing daily coordination with feedstock suppliers, including purchases or sales of Crude Oil or other feedstocks outside of the normal nomination procedures.
(e)Forecast; Operational Volume Range. Each of Fuels or LW and Macquarie agrees to use commercially reasonable efforts in preparing the forecasts, projections and nominations required by this Agreement in a manner intended to maintain Crude Oil and Product operational volumes within the Operational Volume Range.
5.4Refinery Procured Crude Barrels.
(a)Macquarie Right to Purchase Refinery Procured Crude Barrels. Macquarie shall purchase all Refinery Procured Crude Barrels so long as such Refinery Procured Barrels satisfy the approved grade, do not exceed the maximum inventory level for Crude Oil set forth on Schedule D and no Event of Default has occurred and is continuing under this Agreement. To the extent Fuels or LW wishes to sell any Crude Oil to any third party, Fuels or LW acknowledges that it shall not have the authority to agree to such sale without Macquarie’s prior written consent.
(b)Procedures and Mechanisms for Refinery Procured Crude Barrels. Prior to the delivery of any Refinery Procured Crude Barrels hereunder, the Parties shall establish procedures and mechanisms, reasonably satisfactory to Macquarie, for determining and reporting specific volumes of such Refinery Procured Crude Barrels.
(c)Sales Refinery Procured Crude Barrels. For sales by Fuels or LW to Macquarie, they shall be on DDP (Incoterms 2010) basis at Current Month Pricing Benchmark(s), subject to the calculation of the monthly true-up amounts as provided for on Schedule C, and title and risk of loss for each quantity of Crude Oil shall pass to Macquarie as the Crude Oil passes the applicable Crude Intake Point free of Liens. The Parties acknowledge that the consideration due from Macquarie to Fuels or LW for any Crude Oil shall be paid for in accordance with Article 10.
5.5Sale of Crude Oil by Macquarie at Crude Delivery Points.

(a)Sale of Crude Oil by Macquarie to Fuels or LW. Provided no Default or Event of Default has occurred and is continuing, Fuels or LW shall be permitted to purchase Crude Oil from the Crude Storage Tanks and take delivery of such Crude Oil at the Crude Delivery Point in accordance with the Weekly Crude Projection, or as otherwise mutually agreed to by the Parties. Though not obligated to do so, Macquarie shall, absent an Event of Default, make commercially reasonable efforts to sell Crude Oil to Fuels or LW before selling to another Person. The sale and receipt of any Crude Oil by Fuels or LW at any Crude Delivery Point shall be on an “ex works” basis (EXW Incoterms 2010) free of liens, other than Permitted S&O Liens. Upon such sale, title and risk of loss will transfer to Fuels or LW. Fuels and LW shall bear sole responsibility for the withdrawal of Crude Oil from the Crude Storage Tanks. Fuels and LW shall take all commercially reasonable actions necessary to maintain a connection with the Crude Storage Tanks to enable withdrawal and delivery of Crude Oil to be made as contemplated hereby.
(b)Sale of Crude Oil by Macquarie to Third Party. Fuels and LW agree that neither shall propose, and Macquarie shall not be requested to enter into, any transactions involving the sale of Crude Oil to any third party until Fuels or LW has established, to Macquarie’s satisfaction, procedures and mechanisms for determining and reporting the specific volumes that are from time to time subject to each such Crude Oil sale transaction.
5.6Transportation, Storage and Delivery of Crude Oil. Macquarie shall have the exclusive right to inject (except for such injections by Fuels or LW otherwise contemplated in Section 10.3), store and withdraw Crude Oil in and from the Crude Storage Tanks as provided in and subject to the Storage Facilities Agreement or applicable Required Storage and Transportation Arrangement, as applicable.
5.7Custody.
(a)Custody of Crude Oil at Refinery Facilities. During the time any Crude Oil (i) is held in any Refinery Facilities, Fuels or LW, each in their respective capacities as operator of such Refinery Facilities, shall be solely responsible for the care, custody and control of such Crude Oil and shall be solely responsible for compliance with all Applicable Laws, including all Environmental Laws, pertaining to the possession, handling, use and processing of such Crude Oil and (ii) is held in any Included Locations, including the Refinery Facilities, Fuels and LW shall, jointly and severally, (for the avoidance of doubt in construing Article 21) indemnify and hold harmless Macquarie, its Affiliates and their agents, representatives, contractors, employees, directors and officers, as and to the extent provided in Article 21 (and subject thereto in all respects) for all Liabilities directly or indirectly arising therefrom except to the extent such Liabilities are caused by or attributable to any of the matters for which Macquarie is indemnifying Fuels or LW pursuant to Article 21.
(b)Custody of Crude Oil in Crude Storage Tanks. While the Crude Oil is located in the Crude Storage Tanks, Fuels and LW shall be solely responsible for the care, custody and control of such Crude Oil and shall be solely responsible for compliance with all Applicable Laws, including all Environmental Laws pertaining to the possession, handling, use and processing of such Crude Oil and shall jointly and severally (for the avoidance of doubt in construing Article 21) indemnify and hold harmless Macquarie, its Affiliates and their agents, representatives, contractors, employees, directors and officers, as and to the extent provided in Article 21 (and subject thereto in all respects) for all Liabilities directly or indirectly arising therefrom except to the extent such Liabilities are caused by or attributable to any of the matters for which Macquarie is indemnifying Fuels or LW pursuant to Article 21.
(c)Hydrocarbon Credit Support. In the event that Fuels or LW holds title to any Hydrocarbon Credit Support, Fuels and LW shall jointly and severally (for the avoidance of doubt in construing Article 21) indemnify and hold harmless Macquarie, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising therefrom as and to the extent provided in Article 21 (and subject thereto in all respects) except to the extent such Liabilities are caused by or attributable to any of the matters for which Macquarie is indemnifying Fuels or LW pursuant to Article 21.
5.8Contract Documentation, Confirmations and Conditions.
(a)Conditions to Macquarie Delivery of Crude. Macquarie’s obligations to deliver Crude Oil under this Agreement shall be subject to (i) Fuels and LW identifying and negotiating potential Macquarie Crude Procurement Contracts, in accordance with Section 5.2, that are acceptable to both Fuels or LW and Macquarie, (ii) Fuels or LW performing its obligations hereunder with respect to providing Macquarie with timely nominations, forecasts and projections (including Projected Monthly Run Volumes, as contemplated in Section 5.3(a)) so that Macquarie may make timely nominations under the Macquarie Crude Procurement Contracts, (iii) all of the terms and conditions of the Macquarie Crude Procurement Contracts, (iv) any other condition set forth in Section 5.2(a) above (v) Fuels and LW fulfilling their respective obligations to deliver Refinery Procured Crude Barrels to Macquarie and (v) no Event of Default having occurred and continuing with respect to Fuels or LW.
(b)Documentation of Macquarie Crude Procurement Contracts. In documenting each Macquarie Crude Procurement Contract, Macquarie shall endeavor and cooperate with Fuels and LW, in good faith and in a commercially reasonable manner, to obtain the Third Party Supplier’s agreement that a copy of such Macquarie Crude Procurement Contract may be provided to Fuels or LW; provided that this Section 5.8(b) in no way limits Fuels or LW’s rights to consent to all Macquarie Crude Procurement Contracts as contemplated by Section 5.2. In addition, to the extent it is permitted to do so, Macquarie shall endeavor to keep Fuels and LW apprised of, and consult with Fuels or LW regarding, the terms and conditions being incorporated into any Macquarie Crude Procurement Contract under negotiation with a Third Party Supplier.
5.9DISCLAIMER OF WARRANTIES. EXCEPT FOR MACQUARIE’S WARRANTY THAT MACQUARIE SHALL HAVE AND CONVEY GOOD TITLE TO ALL CRUDE OIL OR PRODUCTS SOLD BY MACQUARIE TO FUELS OR LW HEREUNDER,

FREE AND CLEAR OF ALL LIENS, other than Permitted S&O Liens, MACQUARIE MAKES NO WARRANTY, CONDITION OR OTHER REPRESENTATION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS OR SUITABILITY OF SUCH CRUDE OIL OR PRODUCTS FOR ANY PARTICULAR PURPOSE OR OTHERWISE. FURTHER, MACQUARIE MAKES NO WARRANTY OR REPRESENTATION THAT SUCH CRUDE OIL OR PRODUCTS CONFORMS TO THE SPECIFICATIONS IDENTIFIED IN ANY CONTRACT WITH FUELS AND/OR LW OR ANY THIRD PARTY SUPPLIER.
5.10Quality Claims and Claims Handling.
(a)Responsibility for Specifications of Crude Oil. The failure of any Crude Oil or Product that Macquarie hereunder sells to Fuels or LW to meet the specifications or other quality requirements applicable thereto as stated in a Macquarie Crude Procurement Contract for that Crude Oil or Product shall be for the sole account of Fuels or LW and shall not entitle Fuels or LW to any reduction in the amounts due by it to Macquarie hereunder; provided, however, that any claims made by Macquarie with respect to such non-conforming Crude Oil or Product shall be for Fuels or LW’s account and resolved in accordance with this Section 5.10.
(b)Coordination of Resolution of Disputes with Third Parties. The Parties shall consult with each other and coordinate how to handle and resolve any claims arising in the ordinary course of business (including claims related to Crude Oil, Products, pipeline, tank transfers, or ocean transportation, and any dispute, claim, or controversy arising hereunder between Macquarie and any of its vendors who supply goods or services in conjunction with Macquarie’s performance of its obligations under this Agreement) made by or against Macquarie. In all instances wherein claims are made by a third party against Macquarie which shall be for the account of Fuels or LW, Fuels or LW shall have the right, subject to Section 5.10(d), to either direct Macquarie to take commercially reasonable actions in the handling of such claims or assume the handling of such claims in the name of Macquarie, all at Fuels and LW’s cost and expense; provided that Macquarie may require that Fuels and LW assume the handling of any such claim. To the extent that Fuels or LW believes that any claim should be made by Macquarie for the account of Fuels or LW against any third party (whether a Third Party Supplier, terminal facility, pipeline, storage facility or otherwise), and subject to Section 5.10(d), Macquarie shall take any commercially reasonable actions as requested by Fuels or LW either directly, or by allowing Fuels or LW to do so, to prosecute such claim all at Fuels and LW’s cost and expense and all recoveries resulting from the prosecution of such claim shall be for the account of Fuels and LW.
(c)Macquarie Involvement In Resolution of Disputes with Third Parties. Macquarie shall, in a commercially reasonable manner, cooperate with Fuels or LW in prosecuting any such claim and shall be entitled to assist in the prosecution of such claim at Fuels or LW’s expense, if Fuels or LW so requests. In the event that Macquarie assists in the prosecution of such claim not at the request of Fuels or LW, such prosecution shall be at Macquarie’s sole cost and expense. In no event may Macquarie settle any such claim without Fuels or LW’s prior written consent, such consent not to be unreasonably conditioned, delayed or withheld. In the event that Macquarie has a claim or cause of action arising under any Macquarie Crude Procurement Contract that Macquarie declines to pursue or prosecute, then Macquarie shall, upon written request of Fuels or LW, to the extent possible through the use of commercially reasonable efforts either assign such claim or cause of action to Fuels or LW, or designate Fuels or LW as Macquarie’s limited agent, so at to facilitate Fuels or LW’s ability to pursue or prosecute such claim.
(d)Disputes Subject to Indemnification Provisions. In addition, any claim that is or becomes subject to Article 21 shall be handled and resolved in accordance with the provisions of Article 21.
5.11Ancillary Contracts. Prior to entering into any Ancillary Contract that is intended for the exclusive benefit of Fuels or LW in connection with this Agreement and does not by its terms expire or terminate on or before the Expiration Date, Macquarie shall endeavor, in good faith and subject to any confidentiality restrictions, to afford Fuels and LW an opportunity to review and comment on such Ancillary Contract or the terms thereof and to confer with Fuels and LW regarding such Ancillary Contract and terms, and if Macquarie enters into any such Ancillary Contract without Fuels or LW’s written consent, neither Fuels nor LW shall be obligated to assume such Ancillary Contract pursuant to Section 20.1(c) below.
5.12Communications Regarding Nominations and Deliveries. The Parties shall coordinate all nominations and deliveries according to the communications protocol on Schedule J.
ARTICLE 6
PURCHASE PRICE FOR CRUDE OIL
6.1Daily Volumes. Each Business Day LW shall provide to Macquarie, by no later than 12:00 pm EST for Crude Oil, meter tickets and/or meter readings and tank gauge readings confirming the Measured Crude Quantity for each of the Crude Storage Tanks for all Delivery Dates since the prior Business Day.
6.2Purchase Price for Crude Oil. The per Barrel purchase price for the Daily Crude Tanks Sales and Daily Crude Purchases shall equal the Current Month Pricing Benchmark specified for Crude Oil, subject to the calculation of the monthly true-up amounts as provided for on Schedule C.
6.3[Reserved]
6.4Material Crude Grade Changes. If either of LW or Macquarie concludes in its reasonable judgment that the specifications (including specific gravity and sulfur content of the Crude Oil) of the Crude Oil procured, or projected to be procured, differ materially from the grades that have generally been run by the Refinery or such grades that LW may run from time to time acting as a prudent refinery operator, then LW and Macquarie shall endeavor in good faith to mutually agree on (i) acceptable price indices for such Crude Oil, and (ii) a settlement payment from one

Party to the other that is sufficient to compensate the relevant Party for the relative costs and benefits to each of the price differences between the prior price indices and the amended price indices.
6.5Counterparty Crude Sales. At the written request of Fuels or LW and subject to the applicable provisions of Article 5 above, Macquarie may from time to time enter into one or more Counterparty Crude Sales. In such cases, the Counterparty Crude Sales Fee shall be applicable to such Counterparty Crude Sales, and shall be payable by Fuels and LW to Macquarie hereunder; provided, however, such Counterparty Crude Sales Fee shall not be applicable to any other disposition of Crude Oil made by Macquarie hereunder or under the Transaction Documents.
6.6Supporting Documentation. Upon Macquarie’s written request, Fuels or LW shall provide documentation evidencing all Other Barrels.
6.7Monthly Crude Sale Adjustment. For each month (or portion thereof) during the term of the Agreement, Macquarie shall determine whether an amount is due by one Party to the other for Counterparty Crude Sales by Macquarie at the direction of Fuels or LW to a counterparty other than Fuels or LW, (a “Monthly Crude Sale Adjustment”) in accordance with the following terms and conditions:
a.Macquarie shall determine the aggregate quantity of Barrels of Crude Oil sold during such period under such Counterparty Crude Sales;
b.If, (i) the Aggregate Crude Sale Receipt exceeds the Index Crude Sale Value, then the Monthly Crude Sale Adjustment for that Crude Oil shall equal such excess and shall be due to Fuels or LW (as applicable) and (ii) the Index Crude Sale Value exceeds the Aggregate Crude Sale Receipt, then the Monthly Crude Sale Adjustment for that Crude Oil shall equal such excess and shall be due to Macquarie; and
c.If Macquarie determines that any Monthly Crude Sale Adjustment is due, it shall include its calculation of such amount in the documentation provided to Fuels or LW for the relevant period pursuant to Section 10.2 and such Monthly Crude Sale Adjustment shall be incorporated as a component of the Monthly True-Up Amount due for such period which, if due to Fuels or LW, shall be expressed as a negative number and, if due to Macquarie, shall be expressed as a positive number.
6.8Monthly Third Party Crude Sale Adjustment. For each month (or portion thereof) during the term of the Agreement, Macquarie shall determine whether an amount is due by one Party to the other with respect to the sale of Crude Oil at the Crude Delivery Point to a third party by Macquarie at the direction of Fuels or LW, (a “Monthly Third Party Crude Sale Adjustment”) in accordance with the following terms and conditions:
a.Macquarie shall determine the aggregate quantity of Barrels of Crude Oil sold during such period under such third party sales;
b.If (i) the Aggregate Third Party Crude Sale Receipt exceeds the Index Third Party Crude Sale Value, then the Monthly Third Party Crude Sale Adjustment for that Crude

Oil shall equal such excess and shall be due to Fuels or LW and (ii) the Index Third Party Crude Sale Value exceeds the Aggregate Third Party Crude Sale Receipt, then the Monthly Third Party Crude Sale Adjustment for that Crude Oil shall equal such excess and shall be due to Macquarie; and
c.If Macquarie determines that any Monthly Third Party Crude Sale Adjustment is due, it shall include its calculation of such amount in the documentation provided to Fuels or LW for the relevant period pursuant to Section 10.2 and such Monthly Third Party Crude Sale Adjustment shall be incorporated as a component of the Monthly True-Up Amount due for such period which, if due to Fuels or LW, shall be expressed as a negative number and, if due to Macquarie, shall be expressed as a positive number.
ARTICLE 7
TARGET INVENTORY LEVELS AND DIFFERENTIAL ADJUSTMENT
7.1Target Inventory Levels. Monthly inventory targets for Crude Oil and Products shall be set pursuant to this Article 7. Such monthly inventory targets for Crude Oil and Products shall be subject to the minimum and maximum inventory levels set forth in Schedule D for each Pricing Group, which minimum inventory levels shall be satisfied by the procurement of Crude Oil and Products in accordance with the terms hereof. Fuels and LW represent and warrant that the respective Target Month End Crude Volumes and Target Month End Product Volumes that LW sets for each month during the Term hereof shall be LW’s good faith estimate (which is not a guarantee of actual performance), at the time it sets such targets, of the Ending In-Tank Crude Inventory and the Ending In-Tank Product Inventories at the end of such month.
7.2Target Month End Crude Volume.
(a)Projected Monthly Run Volume. By no later than the fifteenth (15th) day of the month preceding each Delivery Month, LW shall notify Macquarie of the aggregate quantity of Crude Oil that LW expects to run at the Refinery during such Delivery Month (the “Projected Monthly Run Volume”). Macquarie shall have the right to reject any Projected Monthly Run Volume; provided, however, that in the event Macquarie does not reject the same within one (1) Business Day after receiving the Projected Monthly Run Volume, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Projected Monthly Run Volume, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative.
(b)Constraints on Target Month End Crude Volume. In establishing a Target Month End Crude Volume, the Parties acknowledge that any increase in a Target Month End Crude Volume is constrained to the extent that (i) the Crude Oil available for delivery under the Macquarie Crude Procurement Contracts with Third Party Suppliers, plus (ii) Other Barrels available for delivery during such month are not intended to be greater than Fuels’ and LW’s Crude Oil requirements for the Refinery for the month related to such Target Month End Crude Volume.

(c)Adjustments to Target Month End Crude Volume. The Parties may, by mutual agreement, adjust the Target Month End Crude Volume for any month. Any change to a Target Month End Crude Volume shall affect only the subject month and does not impact the calculation of the Target Month End Crude Volume in subsequent months.
7.3Target Month End Product Volume.
(a)[Intentionally Omitted.]
(b)Target Month End Product Volume; Applicable Range. Subject to events of Force Majeure, facility turnarounds, the performance of any third parties (including purchasers of Products under the Marketing and Sales Agreement), LW shall, in establishing each Target Month End Product Volume, use commercially reasonable efforts to cause such Target Month End Product Volume to be within the applicable range specified for such Product on Schedule D.
(c)Changes to Target Month End Product Volume. At any time prior to the beginning of the month to which a Target Month End Product Volume relates, the Parties may, by mutual agreement, change such Target Month End Product Volume.
(d)Target Month End Product Volume Adjusted for Additional Product Transactions. For any calendar month in which quantities of Products are delivered by Macquarie under one or more Additional Product Transactions entered into during such month pursuant to the Marketing and Sales Agreement, the Target Month End Product Volume of any such Product for the end of such month shall be reduced by the aggregate net quantity of such Product so delivered to the extent such Additional Product Transactions are entered into after such Target Month End Product Volume is established.
7.4Differential Adjustments. Promptly following each Differential Adjustment Month, Macquarie shall review the data for such Differential Adjustment Month and calculate whether, based on such data, an adjustment to any of the Crude Oil or Product Differentials is appropriate; provided that, if Macquarie or Fuels or LW determines in its reasonable judgment that the data for such Differential Adjustment Month do not provide a representative basis for such determination (due to anomalies, distortions or other factors identified by Macquarie), such Party shall propose an adjusted Crude Oil or Product Differentials. In the event the Parties mutually agree to the proposed adjusted Crude Oil or Product Differentials, the same shall become applicable commencing with the month immediately following such Differential Adjustment Month; provided, however, that in the event no such mutual agreement is made, the Crude Oil or Product Differentials set forth on Schedule B shall be adjusted in accordance with the methodology outlined on Schedule B. The Crude Oil or Product Differentials shall be updated as set forth on Schedule B on the first (1st) Business Day of the Differential Adjustment Month, unless otherwise mutually agreed to by the Parties.
7.5[Reserved]
7.6[Reserved]

7.7Monthly Cover Costs.
(a)Monthly Product Cover Costs. If, for any month (or portion thereof), Macquarie reasonably determines that, as a result of Fuels’ and LW’s failure to produce the quantities of Product projected under this Agreement or LW’s failure to comply with its obligations under the Marketing and Sales Agreement, regardless of how caused (including any event of Force Majeure), Macquarie retains insufficient quantities of Product to comply with its obligations to any third parties, under Included Sales Transactions, and Macquarie incurs any additional costs and expenses or related damages in procuring and transporting Product from other sources for purposes of covering such delivery obligations or the shortfall in the quantity held for its account (collectively, “Monthly Product Cover Costs”), then Fuels and LW shall be jointly and severally obliged to reimburse Macquarie for such Monthly Product Cover Costs. If Macquarie determines that any Monthly Product Cover Costs are due to it, Macquarie shall promptly communicate such determination to Fuels or LW and, subject to any mitigation of such costs actually achieved by Fuels or LW, include the calculation of such amount in the documentation provided to Fuels or LW for the relevant period pursuant to Section 10.2 and such Monthly Product Cover Costs shall be incorporated as a component of the Monthly True-Up Amount due for such period hereunder. If, for any month (or portion thereof), Macquarie determines that, as a result of LW’s failure to produce the quantities of Product projected under this Agreement or LW’s failure to comply with its obligations under the Marketing and Sales Agreement, Macquarie retains insufficient quantities of Product to comply with its obligations to Fuels or LW, under any Company Agreements or otherwise pursuant to Section 2.6 of the Marketing and Sales Agreement, Fuels and LW shall be solely responsible for covering any delivery obligations to third parties or the shortfall in the quantity held for such third parties in connection with Fuels or LW’s Product Marketing Operations (as defined in the Marketing and Sales Agreement).
(b)Monthly Crude Cover Costs. If, for any month (or portion thereof), Macquarie reasonably determines that, as a result of Fuels or LW’s failure to sell Macquarie the quantities of Refinery Procured Crude Barrels projected under this Agreement, regardless of how caused (including any event of Force Majeure), Macquarie retains insufficient quantities of Crude Oil to comply with its obligations to any third parties and Macquarie incurs any additional out of pocket costs and expenses or related damages in procuring and transporting Crude Oil from other sources for purposes of covering such delivery obligations or the shortfall in the quantity held for its account (collectively, “Monthly Crude Cover Costs”), then Fuels and LW shall be obliged, jointly and severally, to reimburse Macquarie for such Monthly Crude Cover Costs. If Macquarie determines that any Monthly Crude Cover Costs are due to it, Macquarie shall promptly communicate such determination to Fuels or LW and, subject to any mitigation of such costs actually achieved by Fuels or LW, include the calculation of such amount in the documentation provided to Fuels or LW for the relevant period pursuant to Section 10.2 and such Monthly Crude Cover Costs shall be incorporated as a component of the Monthly True-Up Amount due for such period hereunder. If, for any month (or portion thereof), Macquarie determines that, as a result of Fuels or LW’s failure to sell Macquarie the quantities of Refinery Procured Crude Barrels projected under this Agreement, Macquarie retains insufficient quantities of Crude Oil to comply with its obligations to Fuels and LW, Fuels and LW shall be solely responsible for covering any delivery obligations to third parties or to Fuels or LW.
7.8Costs Related to Shortfall.
(a)Costs Related to Shortfall of Product. To the extent that Macquarie is required to cover, pursuant to an Included Sales Transaction, any shortfall in any Product delivery, which shortfall arises as a result of the failure by Fuels or LW to produce, store or deliver when due such Product of the correct quality and quantity, using any inventory Macquarie owns and acquires separately from the inventory owned and maintained in connection with this Agreement, regardless of how caused (including any event of Force Majeure), any out of pocket cost or loss (excluding lost profits) incurred by Macquarie in connection therewith that is not otherwise included as a Monthly Product Cover Cost shall constitute an Ancillary Cost that is to be reimbursed to Macquarie.
(b)Costs Related to Shortfall of Crude Oil. To the extent that Macquarie is required to cover, under a transaction with Fuels or LW or a third party, any shortfall in any Crude Oil delivery, which shortfall arises as a result of the failure by Fuels or LW to store or deliver when due Crude Oil of the correct quality and quantity, using any inventory Macquarie owns and acquires separately from the inventory owned and maintained in connection with this Agreement, regardless of how caused (including any event of Force Majeure), any out of pocket cost or loss (excluding lost profits) incurred by Macquarie in connection therewith that is not otherwise included as a Monthly Crude Cover Cost shall constitute an Ancillary Cost that is to be reimbursed to Macquarie.
7.9Excess Target Levels. No later than five (5) Business Days prior to the date on which LW is obligated to establish the Target Month End Crude Volume or the Target Month End Product Volumes for any month, LW may request that Macquarie agree to a level for any of the foregoing that exceeds that applicable maximum level set forth on Schedule D (an “Excess Inventory Level”); provided that such request may be for only such month or for a period of two (2) or more consecutive months starting with such month, as LW shall specify in its request. If such request is made in a timely manner, Macquarie shall promptly review such request and advise LW as to whether Macquarie accepts or rejects such Excess Inventory Level; provided that, Macquarie is under no obligation to accept any such request. If Macquarie accepts any request for an Excess Inventory Level, then for all purposes of this Agreement and in lieu of the relevant level set forth on Schedule D, such Excess Inventory Level shall constitute the maximum inventory level for the relevant Product Group for the period specified in such request; provided that, after such period, the applicable level set forth on Schedule D shall be in effect for purposes of this Agreement. If Macquarie rejects any such request, then the applicable level set forth on Schedule D shall continue in effect, unless otherwise expressly agreed by the Parties in writing.
7.10Excess Inventory Levels.
(a)Excess Quantity. If, at any time, either Party determines, with respect to any Product Group, that the aggregate quantity of such Product Group being held in the Included Locations or the Specified Company Locations exceeds the maximum inventory level set forth on Schedule D for such Product Group in the Included Locations or the Specified Company Locations (such excess, an “Excess Quantity”), such Party shall promptly notify the other Party of the existence and volume of such Excess Quantity. Within three (3) Business Days after such notice is given, Macquarie shall advise LW as to whether Macquarie accepts such Excess Quantity (in which case Section 7.10(b) shall apply) or rejects such Excess Quantity (in which case Section 7.10(c) shall apply).
(b)Response for Excess Quantity. If Macquarie accepts an Excess Quantity then, for all purposes of this Agreement, such Excess Quantity shall constitute the maximum Excess Inventory Level for the relevant Product Group for the Included Locations or the Specified Company Locations (as the case may be) for the balance of the month in which such Excess Quantity was first identified and, at Macquarie’s option, for such additional month or months as Macquarie may specify; provided that if Macquarie does not accept such Excess Quantity for any additional month or months, such Excess Quantity shall only be in effect for the then current month and if such Excess Quantity remains after the end of such current month, the provisions of this Section 7.10 shall apply anew as of the beginning the following month.
(c)Disposal of Excess Quantity. If Macquarie rejects an Excess Quantity then, for purposes of determining amounts due under Sections 10.1 and 10.2 of this Agreement, such Excess Quantity shall not be counted as Crude Oil or Products being held at an Included Location or Specified Company Location. In such case, if LW is able to segregate in one or more Included Tanks or tanks at Specified Company Locations a quantity of the relevant Product Group at least equal to such Excess Quantity, LW may, at its option, elect to designate such Included Tanks or other tanks and purchase from Macquarie the segregated quantity of such Product Group held in such designated Included Tanks so that the quantity of such Product Group owned by Macquarie (in the case of an Excess Quantity relating to the Included Location) would not exceed the applicable maximum inventory level set forth on Schedule D for the relevant Product Group for the Included Locations or the Specified Company Locations (as the case may be) after giving effect to such purchase or removal, at a price or value determined pursuant to the applicable provisions of Article 10. After settlement of such purchase or removal, such Included Tanks shall no longer constitute Included Locations or such other tanks shall no longer constitute Specified Company Locations for purposes hereof unless and until Macquarie determines, in its reasonable discretion, that Macquarie’s ownership of the quantities held in such tanks would not result, as of the time of such determination, in the aggregate quantity of the relevant Product Group owned by Macquarie exceeding the applicable maximum inventory level set forth on Schedule D. If and when such determination is made, the Parties shall confirm the sale by Fuels or LW to Macquarie of the quantities held in such Included Tanks at the prices or values that would then apply to additional volumes under Article 10 hereof and upon the settlement of such purchase or inclusion, such Included Tanks or other tanks shall thereafter again constitute Included Locations or Specified Company Locations for all purposes hereof.

ARTICLE 8
PURCHASE AND DELIVERY OF PRODUCTS
8.1Purchase and Sale of Products.
(a)Macquarie Purchase of Products. Macquarie agrees to purchase and receive from Fuels or LW, and Fuels and LW agree to sell and deliver to Macquarie, the entire Products output of the from the Refinery and including the Commencement Date through the end of the Term of this Agreement, at the Current Month Pricing Benchmark(s), subject to the calculation of the monthly true-up amounts as provided for on Schedule C, and otherwise in accordance with the terms and conditions of this Agreement.
(b)Included Product Purchase Transaction. From time to time, under the Marketing and Sales Agreement, Fuels or LW may propose that Macquarie enter into an Included Product Purchase Transaction with an identified Product Supplier. Such proposal and Macquarie’s acceptance and rejection of such proposal shall be made pursuant to Section 2.3 of the Marketing and Sales Agreement.
(c)Refinery Procured Product Barrels. No later than the fifteenth (15th) day of the month preceding a Delivery Month, Fuels or LW shall inform Macquarie whether Fuels or LW has purchased or intends to purchase any Product that is being procured under a Refinery Product Contract for delivery during such Delivery Month (“Refinery Procured Product Barrels”). In connection with each such quantity of Refinery Procured Product Barrels, Fuels or LW shall provide to Macquarie a trade ticket stating the quantity, grade and delivery terms of such Refinery Procured Product Barrels expected to be delivered to the Refinery Product Storage Tanks or such other Included Product Location designated by Fuels or LW during such Delivery Month and, provided no Default or Event of Default with respect to Fuels or LW has occurred and is then continuing, such quantity satisfies the approved grade, and such quantity does not exceed the maximum inventory level for such Products set forth on Schedule D, Macquarie shall purchase such quantity from Fuels or LW on a “DDP” (Incoterms 2010) basis at Current Month Pricing Benchmark(s), subject to the calculation of the monthly true-up amounts as provided for on Schedule C, and title and risk of loss for such quantity shall pass to Macquarie as and when it passes the Products Intake Point free of liens. If any change occurs in the quantity, grade or delivery terms of the Refinery Procured Product Barrels that Fuels or LW expects to procure for delivery during such month, Fuels or LW shall promptly advise Macquarie of such change. The Parties acknowledge that the consideration due from Macquarie to Fuels or LW for any Refinery Procured Product Barrels shall be paid for in accordance with Article 10.
8.2Sale and Purchase of Products.
(a)Sale of Products from Fuels or LW to Macquarie. Unless otherwise agreed by Macquarie, all Products shall be delivered and sold by Fuels or LW to Macquarie at the Products Intake Point of the Refinery Product Storage Tanks or any other Included Product Tanks (as the case may be) on a DDP (Incoterms 2010) basis at the Current Month Pricing

Benchmark(s), subject to the calculation of the monthly true-up amounts as provided for on Schedule C, free and clear of all Liens, with Fuels or LW being responsible for ensuring transportation and delivery of such Product into the Refinery Product Storage Tanks or any other Included Product Tanks (as the case may be). Title and risk for loss shall transfer from Fuels or LW to Macquarie at the time of such sale.
(b)Sale of Products by Macquarie to LW. Provided no Event of Default has occurred and is continuing, LW shall be permitted to purchase Products consisting of jet fuel and certain intermediate products, and may be permitted, if Fuels and LW so elect, to purchase other Products, from the Refinery Product Storage Tanks and take delivery of such Products at any Products Delivery Point in accordance with the Weekly Products Projection, or as otherwise mutually agreed to by the Parties, except to the extent that such Products are being sold by Macquarie to the SIP. The Parties acknowledge that all Products, to the extent of the forecasted volumes established pursuant to Section 2.2 of the SIP-Macquarie Products Sales and Purchase Agreement, other than jet fuel and intermediates, are expected to be sold by Macquarie to the SIP pursuant to the SIP-Macquarie Products Sales and Purchase Agreement, and re-sold by the SIP to LW and Fuels pursuant to the SIP-Company Products Sales and Purchase Agreement. Though not obligated to do so, Macquarie shall, absent an Event of Default, use commercially reasonable efforts to sell Products to LW or to the SIP before selling to another Person. The sale and delivery of any Products by Macquarie at the Products Delivery Point shall be on an “ex works” basis (EXW Incoterms 2010) at the Current Month Pricing Benchmark(s), subject to the calculation of the monthly true-up amounts as provided for on Schedule C, free of Liens, other than Permitted S&O Liens. Upon such sale of Products, title and risk of loss will transfer to Fuels, LW or to the SIP, as applicable. LW shall bear sole responsibility for the withdrawal of Products from the Refinery Product Storage Tanks. LW shall take all commercially reasonable actions necessary to maintain a connection with the Refinery Product Storage Tanks to enable withdrawal and delivery of Products to be made as contemplated hereby.
(c)Sale of Products by Macquarie to Third Party. Macquarie shall not be required to enter into any transactions involving the sale of Products to any third party (but may enter into agreements for the sale of Products to SIP, in the ordinary course of business or in Liquidation) until Fuels or LW has established, to Macquarie’s satisfaction, procedures and mechanisms for determining and reporting the specific volumes that are from time to time subject to each such Products sale transaction. Macquarie’s acceptance or rejection of any proposed third party Products purchase transaction, other than to SIP, shall be subject to the applicable provisions of the Marketing and Sales Agreement.
8.3Expected Yield and Estimated Output; Weekly Products Projection.
(a)Estimated Yield. From time to time, based on its then current operating forecast for the Refinery, LW may provide to Macquarie a revised expected Product yield for the Refinery (each, a “Revised Estimated Yield” and, together with the Initial Estimated Yield, an “Estimated Yield”).
(b)Monthly Product Estimate.

(i)No later than the fifteenth (15th) day of the month preceding a Delivery Month, LW shall, based on the then current Estimated Yield and such other operating factors as it deems relevant, prepare and provide to Macquarie an estimate in the form of Schedule DD of the Product quantities it expects to deliver to Macquarie during such month (each, a “Monthly Product Estimate”).
(ii)Macquarie shall have the right to reject any Monthly Product Estimate; provided, however, that in the event Macquarie does not reject the same within one (1) Business Day after receiving the Monthly Product Estimate, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Monthly Product Estimate, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative.
(c)Weekly Products Projection. No later than 5:00 p.m., EST on Thursday of each week, Fuels or LW shall provide Macquarie (and the SIP) with a written summary in the form of Schedule CC of Fuels’ and LW’s projected Product purchases from Macquarie (or from the SIP) at the Refinery Product Storage Tanks for the next immediately succeeding Projection Week (each, a “Weekly Product Projection”). Macquarie shall have the right to reject any Weekly Product Projection; provided, however, that in the event Macquarie does not reject a Weekly Product Projection by 5:00 pm EST on the next succeeding Friday, Macquarie shall be deemed to have accepted the same. In the event Macquarie timely rejects any Weekly Product Projection, the Parties will meet not later than the following day to agree upon a mutually agreeable alternative.
8.4Delivered Quantities.
(a)Readings. For each Delivery Date, Fuels or LW shall provide to Macquarie and to the SIP, by no later than 12:00 p.m. EST with respect to tank gauging readings, or 4:00 p.m. EST with respect to readings and all other information other than tank gauging, as applicable, on the first Business Day following such Delivery Date, meter tickets and/or meter readings and tank gauge readings confirming the Measured Product Quantity in each Included Product Tank for each Product delivered during that Delivery Date and other such relevant information including but not limited to Product identifiers and the location of Products, aggregated on a Product Group basis.
(b)Correction of Readings. If Fuels or LW determines that any meter tickets and/or meter readings and tank gauge readings provided pursuant to clause (a) above are inaccurate, Fuels or LW shall provide to Macquarie (and to the SIP) such corrected meter tickets and/or meter readings and tank gauge readings by no later than 12:00 noon EST on the third (3rd) Business Day following the date on which such determination is made.
8.5Custody. During the time any Products (i) are held in any Refinery Facilities or Included Products Pipeline, LW, in its capacity as operator of such Refinery Facilities or Included Products Pipeline, shall be solely responsible for the care, custody and control of such Products and shall be solely responsible for compliance with all Applicable Laws, including all Environmental Laws, pertaining to the possession, handling, use and processing of such Products and (ii) are held in any Refinery Product Storage Tanks and all other Included Product Tanks, Fuels or LW shall, as and to the extent provided in Article 21 (and subject thereto in all respects), jointly and severally, indemnify and hold harmless Macquarie, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising therefrom except to the extent such Liabilities are caused by or attributable to any of the matters for which Macquarie is indemnifying Fuels or LW pursuant to Article 21.
8.6Product Specifications. Fuels and LW agree that all Products sold to Macquarie hereunder shall conform to the respective specifications set forth on Schedule A or to such other specifications as are from time to time agreed upon by the Parties, provided that Products that do not conform to specifications shall be subject to mutual agreement as to a product differential to reflect such difference in values.
8.7Purchase Price of Products. The per Barrel purchase price for the Daily Product Sales and Daily Product Purchases for each type of Product Group bought or sold hereunder shall equal the Current Month Pricing Benchmark specified for such Product Group, subject to the monthly true-up calculations provided for on Schedule C.
8.8[Reserved]
8.9Storage of Products. Macquarie shall have the exclusive right, which such right Macquarie may assign to the SIP, (to the extent that such exclusive right can be granted, and except to the extent otherwise expressly contemplated in Section 7.10) to inject into, store in and withdraw Products from the Refinery Product Storage Tanks and all other Included Product Tanks as provided under the Storage Facilities Agreement and, if hereafter entered into, any Required Storage and Transportation Arrangements.
8.10Material Product Grade Changes. If either Fuels or LW or Macquarie concludes in its reasonable judgment that the specifications or the mix of the constituents of a Pricing Group produced, or projected to be produced, differ materially from those that have generally been produced by the Refinery or those that LW may produce from time to time acting as a prudent refinery operator, then Fuels and LW and Macquarie shall endeavor in good faith to mutually agree on (i) acceptable price indices for such Product, and (ii) a settlement payment from one Party to the other sufficient to compensate the relevant Party for the relative costs and benefits to each of the price differences between the prior price indices and the amended price indices.
8.11Monthly Adjustments.
(a)Monthly Product Sale Adjustment. For each month (or portion thereof) during the term of the Marketing and Sales Agreement and for each Product Group, Macquarie shall determine whether an amount is due by one Party to the other (for each Product Group, (a “Monthly Product Sale Adjustment”) in accordance with the following terms and conditions:
(i)For each Product Group and relevant period, Macquarie shall determine the aggregate quantity of Barrels of such Product Group sold during such period under Included Sales Transactions, and Macquarie shall provide interim invoice statements (subject to adjustment in the Monthly Product Sale Adjustment contemplated below) to Fuels or LW during each month based on provisional prices for Barrels sold during such period;
(ii)If, for any Product Group and relevant period, (i) the Aggregate Product Sale Receipt exceeds the Index Product Sale Value, then the Monthly Product Sale Adjustment for that Product Group shall equal such excess and shall be due to Fuels or LW and (ii) the Index Product Sale Value exceeds the Aggregate Product Sale Receipt, then the Monthly Product Sale Adjustment for that Product Group shall equal such excess and shall be due to Macquarie; and
(iii)If Macquarie determines that any Monthly Product Sale Adjustment is due, it shall include its calculation of such amount in the documentation provided to Fuels or LW for the relevant period pursuant to Section 10.2 and such Monthly Product Sale Adjustment shall be incorporated as a component of the Monthly True-Up Amount due for such period which, if due to Fuels or LW, shall be expressed as a negative number and, if due to Macquarie, shall be expressed as a positive number.
(b)Monthly Product Purchase Adjustment. For each month (or portion thereof) during the term of the Marketing and Sales Agreement and for each Product Group, Macquarie shall determine whether an amount is due by one Party to the other (for each Product Group, (a “Monthly Product Purchase Adjustment”)) in accordance with the following terms and conditions:
(i)For each Product Group and relevant period, Macquarie shall determine the aggregate quantity of Barrels of such Product Group purchased during such period under Included Product Purchase Transactions, and Macquarie shall provide interim invoice statements (subject to adjustment in the Monthly Product Purchase Adjustment contemplated below) to Fuels or LW during each month based on provisional prices for Barrels purchased;
(ii)If, for any Product Group and relevant period, (i) the Aggregate Product Purchase Proceeds exceeds the Index Product Purchase Value, then the Monthly Product Purchase Adjustment for that Product Group shall equal such excess and shall be due to Macquarie and (ii) the Index Product Purchase Value exceeds the Aggregate Product Purchase Proceeds, then the Monthly Product Purchase Adjustment for that Product Group shall equal such excess and shall be due to Fuels or LW; and
(iii)If Macquarie determines that any Monthly Product Purchase Adjustment is due, it shall include its calculation of such amount in the documentation provided to Fuels or LW for the relevant period pursuant to Section 10.2 and such Monthly Product Purchase Adjustment shall be incorporated as a component of the Monthly True-Up Amount due for such period which, if due to Fuels or LW, shall be expressed as a negative number and, if due to Macquarie, shall be expressed as a positive number.
8.12Monthly Product Sales Fees. For each month, the applicable Product Sales Fee shall be applied to each Barrel of Product, if any, sold by Macquarie under any Included Sales Transaction during such month. With respect to each month, the aggregate monthly value of the Product Sales Fees (the “Aggregate Monthly Product Sales Fee”) shall be due and payable from Fuels or LW to Macquarie as a component of the Monthly True-Up Amount .
ARTICLE 9
ANCILLARY COSTS; MONTH END INVENTORY; CERTAIN DISPOSITIONS;
TANK MAINTENANCE; CERTAIN REGULATORY MATTERS
9.1Ancillary Costs.
(a)The Parties agree that, to the maximum extent reasonably practicable, Fuels and LW shall pay directly any item that would constitute an Ancillary Cost. The Parties shall cooperate and endeavor in a commercially reasonable manner to arrange for all such items to be billed directly to Fuels and LW and for the payee of such item to expect payment of such item solely from Fuels or LW.
(b)Without limiting the foregoing, Fuels and LW agree to reimburse Macquarie for all Ancillary Costs incurred by Macquarie. Such reimbursement shall occur from time to time upon demand of Macquarie to Fuels and LW. When making such demand, Macquarie shall promptly provide Fuels and LW with copies of any relevant trade tickets, invoices or other supporting documentation for Ancillary Costs incurred by Macquarie.
(c)To the extent Fuels and LW have not paid or reimbursed Macquarie for any Ancillary Costs then outstanding and payable with respect to any month or any adjustments or refunds have occurred with respect to any Ancillary Costs previously paid or reimbursed, Macquarie may include in the Monthly True-Up Amount for such month as a separate line item on the applicable Monthly True-Up Amount invoice an amount to compensate the Parties, as appropriate, for such items.
(d)From time to time upon the reasonable request of either Party, the Parties shall consult to assess whether (i) Ancillary Costs actually being incurred are consistent with the expectations of the Parties and the terms of this Agreement, (ii) procedures for paying, handling or otherwise dealing with Ancillary Costs can be improved or should be modified, (iii) documentation relating to substantiation of Ancillary Costs is sufficient and (iv) in any other respect the processing of Ancillary Costs hereunder can or improved or modified.
9.2Month End Inventory.
(a)Ending Inventory.

(i)By 12:00 p.m. EST on the first Business day of any Delivery Month, LW, using Best Available Inventory Data, provided that if such inventory data is not available, using the last day for which such data is available, shall report to Macquarie the following: (i) the aggregate volume of Crude Oil held in the Crude Storage Tanks at that time (the “Ending In-Tank Crude Inventory”), (ii) the aggregate amount of Crude Oil held in Specified Company Locations at that time (the “Ending Company Crude Inventory”), (iii) for each Product, the aggregate volume of such Product held in the Included Product Locations at that time (each, an “Ending In-Tank Product Inventory”) and (iv) for each Product, the aggregate volume of such Product held in the Specified Company Locations at that time (each, an “Ending Company Product Inventory”).
(ii)As of 11:59:59 p.m., EST, on the last day of each month, LW shall apply the Volume Determination Procedures to the Included Locations, and based thereon shall determine for such month (i) the aggregate volume of Crude Oil held in the Crude Storage Tanks at that time, (ii) the aggregate amount of Crude Oil held in Specified Company Locations at that time, (iii) for each Product, the aggregate volume of such Product held in the Included Product Locations at that time and (iv) for each Product, the aggregate volume of such Product held in the Specified Company Locations at that time. LW shall notify Macquarie of such volumes by no later than 5:00 p.m., EST on the fifth Business Day thereafter, except that with respect to volume information provided by third parties, LW shall endeavor to cause third parties to provide such information to Macquarie by the fifteenth (15th) day after the end of such month.
(b)Inspection of Volume Determination Procedures. Macquarie may, or may have Macquarie’s Inspector, at Macquarie’s sole cost and expense, witness all or any aspects of the Refinery Facilities or Included Products Pipeline as Macquarie shall direct. If, in the reasonable judgment of Macquarie or Macquarie’s Inspector, the Volume Determination Procedures have not been applied correctly, then LW shall cooperate with Macquarie, or Macquarie’s Inspector, to ensure the correct application of the Volume Determination Procedures, including making such revisions to the Ending In-Tank Crude Inventory, Ending Company Crude Inventory, any Ending In-Tank Product Inventory and any Ending Company Product Inventory as may be necessary to correct any such errors.
(c)Records Related to Volume Determination. Fuels and LW agrees that in addition to reporting to Macquarie the volume determinations made by LW pursuant to Section 9.2(a), LW shall provide to Macquarie copies of all volume reports and statements related to Crude Oil or Products held at any Included Locations or Specified Company Locations or with respect to any hydrocarbon inventories held by Fuels or LW at any other locations including any inventory, quantity, or quality inspection reports prepared by a third party.
(d)[Reserved]

9.3Disposition Following Force Majeure.
(a)Notwithstanding anything to the contrary, if Macquarie decides or is required, due to an event of Force Majeure affecting either Party or otherwise, to sell to any unrelated third parties, in arm’s length transactions, any quantities of Crude Oil that, based on the then current Monthly Crude Forecast or Weekly Crude Projection, Macquarie would reasonably have expected to have sold to Fuels or LW (any quantity of Crude Oil so disposed of by Macquarie being referred to as a “Disposed Quantity”), then Fuels or LW shall be obligated to pay to Macquarie an amount equal to the difference between the price at which such Disposed Quantity would have been sold to Fuels or LW, minus the amount realized in the sale to a third party (the “Disposition Amount”); provided, however, prior to Macquarie making any such disposition and provided that no Event of Default with respect to Fuels or LW has occurred and is continuing, Fuels and LW shall have a period equal to the lesser of (i) ten (10) Business Days from the occurrence of such Force Majeure event or (ii) the remaining time period before an event of default would occur under the contracts relevant to the Disposed Quantity as a result of such Force Majeure event, in which to sell or transfer such Disposed Quantity on commercially reasonable terms and conditions acceptable to Macquarie. In no event shall the Disposed Quantity exceed the aggregate amount of Crude Oil required for the projected refinery operations during and following an event of Force Majeure based on projections mutually agreed to by the Parties.
(b)In connection with its selling any Disposed Quantity, Macquarie shall promptly determine the Disposition Amount and issue to Fuels or LW an invoice for such amount. Fuels and LW shall pay to Macquarie the invoiced amount no later than the second Business Day after the date of such invoice. If, in connection with the sale of any Disposed Quantity, the Disposition Amount is a negative number, then Macquarie shall pay the amount of such excess to Fuels or LW no later than the second Business Day after the date of such invoice.
(c)In connection with any disposition by Macquarie permitted by this Section 9.3, Macquarie shall endeavor, in good faith, to consult with Fuels or LW regarding, and keep Fuels or LW apprised of Macquarie’s negotiations relating to, such disposition so long as, in Macquarie’s commercially reasonable judgment, doing so does not materially and adversely affect Macquarie’s ability to execute such disposition in an expeditious and reasonably efficient manner.
9.4Tank and Pipeline Maintenance.
(a)Promptly after LW completes its annual business plan with respect to any year, LW shall notify Macquarie of any tank maintenance contemplated with respect to such year that would result in any Crude Storage Tank, Included Product Tanks or Included Product Pipelines being unavailable.
(b)Fuels and LW shall notify Macquarie orally (followed by prompt written notice) in the case of any Crude Storage Tank, Included Product Tanks or Included Product

Pipeline, as soon as practicable after either Fuels or LW has actual knowledge of any previously unscheduled downtime.
(c)LW shall provide to Macquarie at least thirty (30) days’ prior written notice of any scheduled maintenance that Fuels, LW and/or any of its Affiliates intends to conduct on any of the Crude Storage Tanks or the Included Product Tanks that would result in such storage tank being taken out of service for a period greater than thirty (30) days (“Tank Maintenance”).
(d)In connection with any Tank Maintenance, the Parties shall promptly consult and endeavor to agree on adjusted inventory minimum and maximum levels and other appropriate adjustments hereunder that are to apply during the period of such Tank Maintenance, if deemed necessary by the Parties.
(e)LW agrees that it shall use its best efforts, consistent with good industry standards and practices, to complete (and to cause any third parties to complete) any Tank Maintenance as promptly as practicable. LW shall provide Macquarie with an initial estimate of the period of any Tank Maintenance and shall regularly update Macquarie as to the progress of such Tank Maintenance. If LW determines that the expected completion date for Tank Maintenance has or is likely to change by thirty (30) days or more, it shall promptly notify Macquarie of such determination.
9.5Certain Regulatory Matters.
(a)If Macquarie shall determine, in its reasonable judgment, that as a result of (i) the adoption or taking effect of any Applicable Law, (ii) any change in Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority, (iii) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority or (iv) any interpretation of or proposal to implement any of the foregoing (each, a “Regulatory Event”), Macquarie is or would (A) not permitted to hold or own all or certain types of Crude Oil and/or Products, (B) be unable to perform in any material respect its obligations under this Agreement and/or the other Transaction Documents or (C) were it to continue to hold or own such Crude Oil and/or Product or perform such obligations, be or likely to be subject to additional or increased burdens or costs, then it shall notify Fuels or LW in writing of such determination and the Parties shall promptly consult in good faith to determine and assess what actions or steps, if any, either Party or both Parties could implement to alleviate, minimize and/or mitigate the effect of any such Regulatory Event. If the Parties identify actions or steps that, in Macquarie’s reasonable judgment, can be implemented without resulting in Macquarie incurring any additional costs, expenses hereunder or under the other Transaction Documents while preserving the economic terms and conditions of this Agreement and the other Transaction Documents (including economic benefits, risk allocation, costs and liabilities), then the Parties shall, in good faith and in a commercially reasonable manner, endeavor to implement such actions and steps. If the Parties are unable to identify such actions or steps or are unable to implement any actions and steps that have been so identified, then Macquarie may, so long as such Regulatory Event continues, by written notice to Fuels or LW, elect to terminate this Agreement in the manner provided for in Article 20 on such date as Macquarie shall specify in such notice, which date shall constitute a Termination Date for purposes of Article 20; provided however, that (unless such Regulatory Event has or is expected to become mandatorily effective at an earlier date, in which event termination shall be effective at such earlier date) the date specified in such notice shall occur at least 120 days after the date such notice is delivered to Fuels or LW and if practicable on the last day of a month.
(b)Without limiting the generality of the foregoing, following the occurrence of a Regulatory Event Macquarie may, in its sole discretion, elect to propose to modify this Agreement, the other Transaction Documents and the transactions subject hereto and thereto so that Macquarie shall not be the owner of any Hydrocarbons held at Included Locations and that instead all Hydrocarbons held at Included Locations shall constitute Hydrocarbon Credit Support and all Included Locations shall constitute Specified Company Locations, and if Macquarie makes such election, then Fuels or LW shall (and shall cause its Affiliates (other than Qualified Owners) and third parties to) execute such amendments and modifications to the Transaction Documents, take such other actions and execute and deliver such ancillary documents (including acknowledgments, consents and waivers) as are necessary and appropriate in Macquarie’s judgment to implement such alternative structure; provided however, that (i) Fuels or LW shall not be obligated to execute such amendments and modifications and to take such actions unless such alternative structure as implemented preserves, in all material respects, the economic terms in effect prior to the execution of such implementation, including the pricing and minimum inventory levels applicable to those new Specified Company Locations that were previously Included Locations, and (ii) Fuels or LW may elect, in response to Macquarie’s proposed election to convert to an all Hydrocarbon Credit Support transaction (with no owned Hydrocarbons) as described above, or to terminate this Agreement in accordance with Article 20, such termination to be effective as provided in any written notice delivered by Fuels or LW to Macquarie.
In the event that either Fuels or LW or Macquarie elects, based on the occurrence of a Regulatory Event, to terminate this Agreement as provided in this Section 9.5, then for purposes of such termination the Specified Termination Amount shall be equal to zero.
ARTICLE 10
PAYMENT PROVISIONS
10.1Interim Payments.
(a)Macquarie Interim Payments. For each day, Macquarie shall calculate a provisional payment (each a “Macquarie Interim Payment”) by applying the applicable Daily Prices to the Daily Crude Purchases and Daily Product Purchases for that day, using Best Available Inventory Data; provided that if inventory data have not been reported on any day within a two (2) Business Day period, Macquarie shall use the inventory data for the day occurring during the thirty (30) day period preceding such day that results in the smallest Daily Crude Purchases and the smallest Daily Product Purchases (as the case may be), in any case resulting in an amount equal to the smallest daily amount that would be payable to Macquarie; provided further that, if Macquarie determines (including without limitation after receipt of updated Best Available Inventory Data) that any inventory data it has used in such determination was inaccurate, then Macquarie shall adjust future Macquarie Interim Payments to take account of any corrected inventory data, and Macquarie shall notify Fuels or LW of such adjustment when made.
(b)Company Interim Payments.
(i)Company Interim Crude Payments.
(A)Company Interim Procurement Contract Crude Payment. For each day, Macquarie shall calculate a provisional payment (each a “Company Interim Procurement Contract Crude Payment”) by applying the applicable Macquarie Procurement Barrels Price to the Daily Crude Procurement Contract Sales for that day, using the measurement data taken at the applicable Macquarie Delivery Point. If Macquarie determines that any data it has used was inaccurate, then Macquarie shall adjust future Company Interim Procurement Contract Crude Payments to take account of any corrected data, and Macquarie shall notify Fuels or LW of such adjustment when made.
(B)Company Interim Tank Crude Payment. For each day, Macquarie shall calculate a provisional payment (each a “Company Interim Tank Crude Payment”) by applying the applicable Daily Prices to the Daily Crude Tanks Sales for that day, using Best Available Inventory Data; provided that if inventory data have not been reported on any day within a two (2) Business Day period, Macquarie shall use the inventory data for the day occurring during the thirty (30) day period preceding such day that results in the largest Daily Crude Tanks Sales, in any case resulting in an amount equal to the highest daily amount that would be payable to Macquarie; provided further that, if Macquarie determines (including without limitation after receipt of updated Best Available Inventory Data) that any inventory data it has used in such determination was inaccurate, then Macquarie shall adjust future Company Interim Tank Crude Payments to take account of any corrected inventory data, and Macquarie shall notify Fuels or LW of such adjustment when made.
(ii)Company Interim Product Payments. For each day, Macquarie shall calculate a provisional payment (each a “Company Interim Product Payment”) by applying the applicable Daily Prices to the Daily Product Sales for that day, using Best Available Inventory Data; provided that if inventory data have not been reported on any day within a two (2) Business Day period, Macquarie shall use the inventory data for the day occurring during the thirty (30) day period preceding such day that results in the largest Daily Product Sales, in any case resulting in an amount equal to the highest daily amount that would be payable to Macquarie; provided further that, if Macquarie determines that any inventory data it has used in such determination was materially inaccurate, then Macquarie shall adjust future Company Interim

Product Payments to take account of any corrected inventory data, and Macquarie shall notify Fuels or LW of such adjustment when made. In addition, to the extent that Macquarie determines, using Best Available Inventory Data, that there is negative production on any day with respect to any Product that is not the result of a sale of such Product to LW, Fuels or the SIP, Macquarie shall calculate a provisional payment with respect to such negative production, on the same terms and conditions as this Section 10.1(b)(ii), by applying the applicable Current Month Pricing Benchmark to the volume of negative production for such day, and such payment shall constitute a Company Interim Product Payment for all purposes of this Agreement.
(c)LW shall, at the end of each day, provide to Macquarie inventory reports in the form set forth on Schedule H, showing the quantity of (i) Crude Oil held in the Crude Storage Tanks, (x) Crude Oil that is Company Crude Inventory, (i) Products held in the Included Product Locations and (z) Products that are Company Product Inventory.
(d)[Reserved]
(e)[Reserved]
(f)[Reserved]
(g)Invoices for Interim Payments. For any Business Day, the Interim Payments and the Party responsible for such Interim Payments shall be determined by Macquarie for all Delivery Dates since the prior Business Day and Macquarie shall advise Fuels or LW of the amount of Interim Payments via invoice. Each invoice will contain a breakdown of the applicable Product Groups.
(h)Payment Due Dates of Interim Payments. Subject to Section 10.1(i), the Interim Payment shall be made by the responsible Party on the Business Day that follows the day Macquarie issues the applicable invoice.
(i)Deferred Payment. Fuels and LW shall be allowed to defer payment of Company Interim Tank Crude Payments up to the Available Deferred Payment Amount subject to the following:
(i)Any Company Interim Tank Crude Payments deferred by Fuels and LW shall be due on the twentieth (20th) day of the Delivery Month following the day Macquarie delivers to Fuels or LW the applicable invoice,
(ii)In the event that on any given Business Day there is a Company Deferred Deficit, Fuels and LW shall pay to Macquarie the Company Deferred Deficit on the next succeeding Business Day following the date that Fuels or LW receives from Macquarie written notice of such Company Deferred Deficit.

(iii)In the event of a termination of the Agreement or, subject to LW’s and Fuels’ rights and obligations set forth in clause (iv) and (v) below, a continuing Event of Default, (A) Fuels and LW shall no longer be permitted to defer any further Company Interim Tank Crude Payments and (B) any Company Interim Tank Crude Payments deferred under this Section 10.1(i) shall immediately become due and payable and be paid by to Macquarie on the next succeeding Business Day following the date that Macquarie notifies Fuels or LW in writing of the amount due on account of the foregoing.
(iv)In the event of a continuing Event of Default in respect of Fuels’ failure to deliver when due the Enterprise Bailee Letter, (A) Fuels and LW shall no longer be permitted to defer any further Company Interim Tank Crude Payments associated with and specifically tied to the Enterprise Location as calculated and determined in respect of the Enterprise Location as set forth on Schedule D to this Agreement, and (B) any such Company Interim Tank Crude Payments deferred under this Section 10.1(i) shall immediately become due and payable and be paid by LW and Fuels to Macquarie on the next succeeding Business Day following the date that Macquarie notifies Fuels or LW in writing of the amount based on the event described above in this clause (iv).
(v)In the event of a continuing Event of Default in respect of a Tariff Payment Failure, (A) Fuels and LW shall no longer be permitted to defer any further Company Interim Tank Crude Payments associated with and specifically tied to the Colorado City Line Fill Location as calculated and determined in respect of the Colorado City Line Fill Location as set forth on Schedule D to this Agreement, and (B) any such Company Interim Tank Crude Payments deferred under this Section 10.1(i) shall immediately become due and payable and be paid by LW and Fuels to Macquarie on the next succeeding Business Day following the date that Macquarie notifies Fuels or LW in writing of the amount based on the event described above in this clause (v).
(vi)In the event of (A) any default or breach by Fuels or LW of any agreement or provision under the Sublease, the Falco Lease or the Fowler Lease, which default or breach continues beyond the expiration of any applicable notice or cure period, or (B) any termination, for any reason, of the Sublease, the Falco Lease or the Fowler Lease, then, in either such event, (1) Fuels and LW shall no longer be permitted to defer any further Company Interim Tank Crude Payments associated with and specifically tied to the Brown Station Location as calculated and determined in respect of the Brown Station Location as set forth on Schedule D to this Agreement, and (2) any such Company Interim Tank Crude Payments deferred under this Section 10.1(i) shall immediately become due and payable and be paid by LW and Fuels to Macquarie on the next succeeding Business Day following the date that Macquarie notifies Fuels or LW in writing of the amount based on any such event described in clauses (A) and (B) above.

(vii)Notwithstanding any other provision hereof, if the continuing Event of Default in respect of (A) Fuels’ failure to deliver the Enterprise Bailee Letter or (B) the Tariff Payment Failure, as applicable, is cured by subsequent delivery of the Enterprise Bailee Letter or the making of a Tariff Make-Whole Payment or otherwise, as applicable, then, at such time, (1) such Event of Default will automatically be rescinded and waived for all purposes in accordance with the last sentence of Section 19.1 and (2) the deferral of such applicable Company Interim Tank Crude Payments provided for in this Section 10.1(i), in respect of such applicable Lien Location, will automatically be reinstated without any further action by Fuels, LW or Macquarie.
(viii)Notwithstanding any other provision hereof, if any applicable defaults or breaches by Fuels or LW under the Sublease, the Falco Lease or the Fowler Lease, as applicable, are cured or waived or any of the Sublease, the Falco Lease or the Fowler Lease that was previously terminated is reinstated or replaced to the reasonable satisfaction of Macquarie, then, at such time, the deferral of such Company Interim Tank Crude Payments provided for in this Section 10.1(i), in respect of the Brown Station Location will automatically be reinstated without any further action by Fuels, LW or Macquarie.
(j)In the event that Fuels or LW is purchasing more Products or Crude Oil than was projected under the applicable Target Month End Product Volume or Target Month End Crude Volume, Macquarie shall have the right to request that Fuels or LW make a true-up payment within two (2) Business Days of delivering to Fuels or LW written notice of such payment being due.
10.2Monthly True-Up Amount.
(a)Macquarie shall use commercially reasonable efforts to provide to Fuels or LW, within five (5) Business Days following receipt of the Ending In-Tank Crude Inventory and the Ending In-Tank Product Inventory pursuant to Section 9.2, a calculation and appropriate documentation to support the calculations for such month contemplated in the Transaction Documents for the Monthly True-Up Amount as set forth in Schedule C.
(b)If the Monthly True-Up Amount is a negative number, then the absolute value of such number shall be the amount due from Macquarie to Fuels or LW, and if the Monthly True-Up Amount is a positive number, such amount shall be due from Fuels or LW to Macquarie. Fuels and LW shall pay any undisputed portion of the Monthly True-Up Amount due to Macquarie no later than the two (2) Business Days after Fuels or LW’s receipt of the monthly invoice and all related documentation supporting the invoiced amount. Macquarie shall pay any undisputed portion of the Monthly True-Up Amount due to Fuels or LW no later than two (2) Business Days after making its definitive determination of such amount.
10.3Maximum Inventory Levels. Notwithstanding any transfer of title to Macquarie to any Crude Oil or Products or the quantity of any Eligible Hydrocarbon in a Specified Company Location, Macquarie shall not be obligated at any time to pay for any quantity of Crude Oil or Product under Section 10.1 or 10.2 or otherwise hereunder to the extent such payment would relate to an aggregate quantity of Crude Oil or such Products in the Included Locations and Specified Company Locations in excess of the then applicable maximum inventory level as set forth on Schedule D or as may have been temporarily adjusted under Section 7.9. In the event that Crude Oil or Products or the quantity of any Eligible Hydrocarbon in a Specified Company Location exceeds the maximum inventory level as set forth on Schedule D, Macquarie will hold title to all Barrels located in Crude Storage Tanks and the Included Product Tanks at the time without making payment for the same, and Fuels and/or LW will dispose of such Barrels of Crude Oil and Products as soon as reasonably possible.
10.4Invoices.
(a)Invoices shall be provided to Fuels or LW, and to the SIP, by Macquarie not later than 6:00 pm EST on a Business Day (and if delivered thereafter shall be deemed delivered on the next succeeding Business Day).
(b)If Fuels or LW in good faith disputes the amount of any invoice issued by Macquarie relating to any amount payable hereunder (including Interim Payments, Monthly True-Up Amounts or Ancillary Costs), Fuels or LW shall pay Macquarie the undisputed amount of such invoice by the due date and inform Macquarie in writing of the portion of the invoice with which it disagrees and why; Fuels or LW may retain such disputed amount pending resolution of such dispute. The Parties shall cooperate in resolving the dispute expeditiously. If the Parties agree that Fuels or LW does owe some or all of the disputed amount or as may be determined by a court pursuant to Article 25, Fuels or LW shall pay such amount to Macquarie, together with interest at the Fed Funds Rate from the date such amount was originally due, within two (2) Business Days from, as appropriate, the date of their agreement or the date of the final, non-appealable decision of such court. Following resolution of any such disputed amount, Macquarie shall issue a corrected invoice and any residual payment that would be required thereby shall be made by the appropriate Party within two (2) Business Days.
(c)Macquarie shall, to the extent practicable, establish invoice and dispute resolution procedures with the SIP in form and substance consistent with the practices and procedures set forth in this Section 10.4.
10.5Other Feedstocks. If Macquarie procures any catfeed or other non-Crude Oil feedstocks for Fuels or LW to run at the Refinery, the Parties shall agree in connection with such procurement upon terms for incorporating the purchase of such feedstocks into the daily and monthly settlements contemplated by Section 10.1 and 10.2 above.
10.6Interest. Interest shall accrue on late payments owed by Fuels or LW under this Agreement at the Default Interest Rate from the date that payment is due until the date that payment is actually received by Macquarie.
10.7Payment in Full in Same Day Funds. All payments to be made under this Agreement shall be made by wire transfer of same day funds in U.S. dollars to such bank account at such bank as the payee shall designate in writing to the payor from time to time.

ARTICLE 11
ELIGIBLE HYDROCARBON INVENTORY
11.1Eligible Hydrocarbon Inventory Reporting.
(a)By no later than 4:00 p.m. EST on each Business Day, Fuels or LW shall provide to Macquarie, via email, a report in form and substance reasonably satisfactory to Macquarie as illustrated in Schedule H (the “Inventory Report”) showing the inventory quantities that then constitute Eligible Hydrocarbon Inventory, including the quantity and location of each type of inventory.
(b)Macquarie may also exclude from such report any Hydrocarbons that Macquarie, in its reasonable judgment, determines in good faith do not constitute Eligible Hydrocarbon Inventory.
(c)By delivering an Inventory Report, Fuels and LW shall be deemed to represent and warrant to Macquarie (to the same extent as if set forth in this Agreement) that all Hydrocarbons identified as Eligible Hydrocarbon Inventory in such report meet all the requirements of Eligible Hydrocarbon Inventory set forth in this Agreement.
ARTICLE 12
INDEPENDENT INSPECTORS; STANDARDS OF MEASUREMENT
12.1Macquarie shall be entitled to have Macquarie’s Inspector, at Macquarie’s sole cost and expense, present at any time the Volume Determination Procedures are to be applied in accordance with the terms of this Agreement and to observe the conduct of Volume Determination Procedures. The foregoing notwithstanding, the reasonable out of pocket costs, of the initial surveying by an independent inspector of Fuels or LW’s facilities, shall be paid by Fuels or LW.
12.2In addition to its rights under Section 12.1, Macquarie may, from time to time during the Term of this Agreement, upon reasonable prior notice to Fuels or LW, have Macquarie’s Inspector conduct surveys and inspections of any of the Included Tanks or observe any Crude Oil or Product transmission, handling, metering or other activities being conducted at such Included Tanks or the Delivery Points; provided that (a) such surveys, inspections and observations shall not materially interfere with the ordinary course of business being conducted at such Included Tanks or the Refinery, and (b) while no limit exists on the number of times that Macquarie may conduct surveys and inspections hereunder, Macquarie anticipates that such inspections or surveys will likely be only once each month during the first six month period of the Term of this Agreement, and once during each calendar quarterly period thereafter. Notwithstanding the foregoing, (i) Macquarie reserves the right to conduct inspections once each calendar month, and (ii) Fuels or LW shall only cover the reasonable costs of one inspection every six months, unless Macquarie, by written notice to Fuels or LW, notes deficiencies in Fuels or LW’s application of customary industry practices that have caused a need for additional inspections to be conducted at the cost of Fuels or LW. Furthermore,

Fuels or LW shall promptly provide Macquarie and the SIP with a copy of any inspection report that Fuels or LW provides to its auditors.
12.3In the event that recalibration of meters, gauges or other measurement equipment is requested by Macquarie such as “strapping,” the Parties shall select a mutually agreeable certified and licensed independent petroleum inspection company (the “Independent Inspection Company”) to conduct such recalibration. The cost of the Independent Inspection Company is to be shared equally by Fuels or LW on the one hand and Macquarie on the other hand.
12.4Standards of Measurement. All quantity determinations herein shall be corrected to sixty (60) degrees Fahrenheit based on a U.S. gallon of two hundred thirty one (231) cubic inches and forty two (42) gallons to the Barrel, in accordance with the latest supplement or amendment to ASTM-IP petroleum measurement tables (Table 6A of ASTM-IP for Crude Oil and Table 6B of ASTM-IP for Products).
ARTICLE 13
FINANCIAL AND OTHER INFORMATION; CREDIT SUPPORT
13.1Provision of Financial Information. Fuels and LW shall provide Macquarie (i) within ninety (90) days following the end of each of its fiscal years, (a) a copy of the Parent’s annual report, containing audited consolidated financial statements of the Parent and its consolidated subsidiaries for such fiscal year certified by independent certified public accountants and (b) the balance sheet, statement of income and statement of cash flow of the Parent for such fiscal year, as reviewed by the Parent’s independent certified public accountants, and (ii) within forty five (45) days after the end of its first three fiscal quarters of each fiscal year, a copy of the Parent’s quarterly report, containing unaudited consolidated financial statements of the Parent and its consolidated subsidiaries for such fiscal quarter; provided that so long as the Parent is required to make public filings of its quarterly and annual financial results pursuant to the Exchange Act, such filings are available on the SEC’s EDGAR database and such filings are made in a timely manner, then Fuels or LW shall not be required to provide such annual or quarterly reports to Macquarie.
13.2Additional Information.
(a)Upon reasonable notice, Fuels or LW shall provide to Macquarie such additional information as Macquarie may reasonably request to enable it to ascertain the current financial condition of Fuels and LW, including product reports in the form of Schedule S; and
(b)From time to time, upon reasonable request by Macquarie, Fuels or LW shall obtain and provide to Macquarie additional information regarding third party arrangements, if any, but only to the extent Fuels or LW may contractually disclose such arrangements to Macquarie.
(c)Any information from time to time delivered by Fuels or LW or its Affiliates to lenders, agents, noteholders, trustees or other creditors under outstanding Financing

Agreements shall be concurrently delivered to Macquarie; provided that so long as the Parent is required to and does make public filings of material information in accordance with the Exchange Act, such filings are available on the SEC’s EDGAR database and such filings are made in a timely manner, then Fuels or LW shall not be required to provide such information to Macquarie.
13.3Notification of Certain Events. Fuels and LW shall notify Macquarie and the SIP (i) of the matters set forth in Section 14.2 (as and to the extent set forth therein), and (ii) within four (4) Business Days after learning of any of the following events:
(a)The Parent’s, Fuels or LW’s or any of the Parent’s Subsidiaries binding written agreement to sell, lease, sublease, transfer or otherwise dispose of, or grant any Person an option to acquire, in one transaction or a series of related transactions, all or a material portion of the Refinery assets; provided that so long as the Parent is required to make public filings of such information pursuant to the Exchange Act, such information is available on the SEC’s EDGAR database and the filing of such information is made in a timely manner, then Fuels or LW shall not be required to provide such information to Macquarie;
(b)Fuels and LW’s or any of its Affiliates’ (other than a Qualifying Owner) binding agreement to consolidate or amalgamate with, merge with or into, or transfer all or substantially all of its assets to, another entity (including an Affiliate (other than a Qualifying Owner));
(c)An early termination of or any notice of or the occurrence of any “event of default” under any Base Agreement, if any;
(d)An early termination of or any notice of or the occurrence of an “event of default” under any Financing Agreement;
(e)Any Master Agreement Termination Event;
(f)An early termination of or any notice of or the occurrence of an “event of default” under the Guaranty;
(g)An amendment to any Financing Agreement; provided that (i) Fuels or LW shall notify Macquarie at least ten (10) Business Days prior to entering into any new Financing Agreement, and (ii) Fuels or LW shall not be required to provide notice of any event described in this Section 13.3(g) if and to the extent that notice of such event is filed or furnished by the Parent pursuant to the Exchange Act and the filing containing such notice is available on the SEC’s EDGAR database; and
(h)The execution of any agreement or other instrument or the announcement of any transaction or proposed transaction that contemplates or results in a Change of Control.

13.4Credit Support.
(a)Guaranty. As a condition to Macquarie’s entering into this Agreement, Fuels and LW have agreed to provide the Guaranty to Macquarie, as credit support for the prompt and complete performance and payment of all of Fuels and LW’s obligations hereunder and under the other Transaction Documents, and all reasonable out of pocket costs and expenses (including but not limited to the reasonable out of pocket costs, expenses, and external attorneys’ fees of Macquarie) of amending and maintaining the Guaranty shall be borne by Fuels and LW.
(b)Lien Documents. As further security for the prompt and complete payment of all amounts due or that may become due hereunder, Fuels and LW shall grant the Lien contemplated by, comply with the terms of and maintain in full force and effect the Lien Documents and assist Macquarie in maintaining any UCC financing statements or other filings necessary to preserve Macquarie’s Liens pursuant to the Lien Documents.
(c)Independent Amount.
(i)As security for the prompt and complete payment of all amounts due or that may become due from Fuels or LW to Macquarie and the performance by Fuels or LW of all covenants and obligations to be performed by it pursuant to this Agreement and all other Transaction Documents and all outstanding transactions hereunder and thereunder (collectively, the “Obligations”), Fuels and LW hereby pledge, assign, convey and transfer to Macquarie as margin, and hereby grant to Macquarie a present and continuing security interest in and to, and a general first lien upon and right of set off against, the amount of U.S. dollars constituting the Independent Amount and all interest and other proceeds from time to time received, receivable or otherwise distributed in respect thereof, or in exchange therefor; provided that (i) Fuels and LW shall effect such pledge, assignment, conveyance and transfer of the Independent Amount as and when required under Section 4.3 hereof and (ii) once the full amount of the Independent Amount has been so pledged, assigned, conveyed and transferred, Fuels and LW agree that for the duration of the Term, each shall maintain such pledge, assignment, conveyance and transfer and take such action as Macquarie reasonably requests, including providing Macquarie with possession of an amount of immediately available funds equal to the Independent Amount, as applicable, in order to perfect Macquarie’s continuing security interest in, and lien on (and right of setoff against), such amount. Notwithstanding the provisions of Applicable Law, if no Event of Default has occurred and is continuing with respect to Macquarie, then Macquarie shall have the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise use in its business all or any portion of the Independent Amount, free from any claim or right of any nature whatsoever of Fuels or LW, including any equity or right of redemption by Fuels or LW. Nothing in this Section 13.4(c) shall limit any rights of Macquarie under any other provision of this Agreement or any other Transaction Documents, including without limitation, under Section 13.4(b) or Article 19 below.

Fuels and LW acknowledge and agree that, as provided in the Master Agreement, the Independent Amount constitutes credit support for Fuels’ and LW’s obligations under the Master Agreement in accordance with the terms thereof. Macquarie shall exercise reasonable care to assure the safe custody of the Independent Amount to the extent required by Applicable Law.
(ii)[Reserved]
(d)As further security for the prompt and complete payment of all amounts due or that may become due hereunder, Fuels and LW shall grant the Lien contemplated by, comply with the terms of and maintain in full force and effect the Lien Documents and assist Macquarie in maintaining any UCC financing statements or other filings necessary to preserve Macquarie’s Liens pursuant to the Lien Documents.
(e)[Intentionally omitted]
ARTICLE 14
REFINERY TURNAROUND, MAINTENANCE AND CLOSURE
14.1LW shall be responsible for all operations and maintenance of Included Locations which are, directly or indirectly, owned by LW. LW shall promptly notify Macquarie and the SIP in writing of the date for which any inspection, maintenance, restart or turnaround at the Included Locations, Refinery or the Refinery Facilities has been scheduled, or any revision to previously scheduled inspection, maintenance, restart or turnaround, which may affect receipts of Crude Oil at the Refinery, the Included Tanks, the processing of Crude Oil in the Refinery or the delivery of Products to Macquarie or by Macquarie to Fuels or LW or any third parties; provided that, (i) promptly after LW completes its annual business plan with respect to any year, it shall notify Macquarie and the SIP of any such inspection, maintenance, restart or turnaround contemplated with respect to such year and (ii) LW shall give Macquarie and the SIP at least two (2) months’ prior written notice of the commencement of any such scheduled inspection, maintenance, restart or turnaround.
14.2LW shall promptly notify Macquarie and the SIP orally (followed by prompt written notice) of (i) any discharge into the environment of any Hydrocarbons, in a manner contrary to Applicable Law, which discharge would reasonably be expected to result in a Material Adverse Change, and (ii) the suspension, for a period in excess of twenty-four (24) hours, of more than 50% of the applicable daily forecasted production of all Products (taken as a whole) at the Refinery.
14.3In the event of a scheduled shutdown of the Refinery, Fuels or LW shall, to the extent feasible, complete processing of all Crude Oil being charged to, processed at or consumed in the Refinery at that time.

14.4
(a)Subject to Section 14.4(b) below, if at any time Macquarie determines that all or any portion of the facilities constituting an Included Location (in each case, “Identified Facilities”) fail to satisfy Macquarie’s then applicable policies and procedures (such policies and procedures to be in reasonable accordance with and not to exceed industry, regulatory and customary practices) relating to the prudent maintenance and operation of storage tanks, pipeline facilities, vessels and other infrastructure used to store or transport crude oil and/or refined products (“Macquarie’s Policies and Procedures”), and without limiting any other rights and remedies available to Macquarie hereunder or under any other Transaction Document, Macquarie may provide Fuels or LW notice of such failure so long as such failure is continuing and, if Macquarie provides such notice, the following provisions shall be applicable:
(i) in the case of any Identified Facilities that are subject to the Storage Facility Agreement, upon such date as Macquarie shall specify, but not less than two hundred seventy (270) days after the date such notice is delivered to LW (so as to allow to LW time to remedy the non-compliance or other failure or to find substitute financial arrangements), such Identified Facilities shall cease to constitute an Included Location (or part of an Included Location) for purposes hereof and any payment to Macquarie in respect of any Crude Oil or Products held in such Identified Facilities shall, unless such failure has been cured to the reasonable satisfaction of Macquarie, become due in accordance with the provisions of Article 10 hereof; and
(ii) in the case of any Identified Facilities that are subject to a Required Storage and Transportation Arrangement, the Parties shall endeavor, within not more than two hundred seventy (270) days after the date such notice is delivered to LW (so as to allow to LW time to remedy the non-compliance or other failure or to find substitute financial arrangements), to execute such rights, provide such notices, negotiate such reassignments or terminations and/or take such further actions as Macquarie deems necessary or appropriate to terminate Macquarie’s status as the party entitled to use and/or hold Crude Oil or Products at such Identified Facilities and, concurrently with effecting the termination of such status, such Identified Facilities shall cease to constitute an Included Location (or part of an Included Location) for purposes hereof and any payment to Macquarie in respect of any Crude Oil or Products held in such Identified Facilities shall become due in accordance with the provisions of Article 10 hereof.
(b)Macquarie’s rights under Section 14.4(a) above are subject to the following additional terms and conditions:
(i)Macquarie shall apply Macquarie’s Policies and Procedures with respect to the Included Locations in a non-discriminatory manner as compared with other similar storage tanks and pipeline facilities utilized by Macquarie in a similar manner;

(ii)If the failure of any Identified Facilities to satisfy Macquarie’s Policies and Procedures is a result of Macquarie’s Policies and Procedures exceeding the standards or requirements imposed under Applicable Law or good and prudent industry practice, then (1) Macquarie shall not require the removal of such Identified Facilities as Included Locations until the 270th day after giving LW written notice of such failure, (2) during such 270 day period, Macquarie shall consult with LW in good faith to determine whether based on further information provided by LW such Identified Facilities comply with Macquarie’s Policies and Procedures and/or whether additional actions or procedures can be taken or implemented so that, as a result, such Identified Facilities would comply with Macquarie’s Policies and Procedures, and (3) if it is determined that such Identified Facilities do comply with Macquarie’s Policies and Procedures or, as a result of such additional actions or procedures, such Identified Facilities become so compliant within such 270 day period, then such Identified Facilities shall not cease to be Included Locations based on the noncompliance stated in Macquarie’s notice to LW;
(iii)If within the 270 day period referred to in clause (ii)(2) above, LW has identified and diligently commenced the implementation of additional actions or procedures that are intended to result in such Identified Facilities becoming compliant with Macquarie’s Policies and Procedures, but such implementation cannot through commercially reasonable efforts be completed within such 270 day period, then so long as LW continues to diligently and in a commercially reasonable manner pursue the implementation of such additional actions and procedures, Macquarie shall extend such 270 day period up for up to an additional ninety (90) days (or such longer period as the Parties may mutually agree) to allow for such implementation to be completed and if such implementation is completed within such additional 90 day period (or such longer period as the Parties may mutually agree), then such Identified Facilities shall not cease to be Included Locations based on the noncompliance stated in Macquarie’s notice to LW; and
(iv)If any Identified Facilities cease to be Included Locations pursuant to Section 14.4(a) above and thereafter Macquarie determines, in its reasonable good faith judgment, that such Identified Facilities have become compliant with Macquarie’s Policies and Procedures, then Macquarie shall promptly cooperate with LW to reestablish such Identified Facilities as Included Locations hereunder.
ARTICLE 15
TAXES
15.1(a) Fuels and LW shall pay and indemnify and hold Macquarie harmless against, the amount of all sales, use, value added, transfer, stamp, property, duties, ad valorem, or other similar taxes, (but excluding all taxes imposed on or measured by net income or profits, all franchise taxes, all branch profits taxes, and all U.S. federal withholding taxes, including U.S. federal withholding tax imposed pursuant to FATCA), howsoever designated regardless of the taxing authority, and all penalties and interest thereon, paid, owing, asserted against, or incurred by Macquarie directly or indirectly with respect to the Crude Oil procured and sold to Fuels and/or LW hereunder, and the Products purchased and resold to Fuels and LW hereunder, and other transactions contemplated hereunder, except to the extent any such taxes, penalties, or interest are due to the gross negligence or willful misconduct of Macquarie or breach of the terms hereof by Macquarie (each indemnifiable tax is a “Tax” and collectively are “Taxes”). Fuels and LW shall pay when due such Taxes unless there is an applicable exemption from such Tax, with written confirmation of such Tax exemption to be contemporaneously provided to Macquarie. To the extent Macquarie is required by law to collect such Taxes, one hundred percent (100%) of such Taxes shall be added to invoices as separately stated charges and paid in full by Fuels or LW in accordance with this Agreement, unless Fuels or LW is exempt from such Taxes and furnishes Macquarie with a certificate of exemption, and Macquarie shall timely pay the full amount of such Taxes to the applicable taxing authority. Any refund or credit with respect to any Taxes paid or indemnified by Fuels or LW hereunder shall belong to Fuels or LW. For the avoidance of doubt, Macquarie shall be responsible for all taxes imposed on or measured by Macquarie’s net or gross (or any derivative thereof) income, and Fuels or LW shall be responsible for all taxes imposed on or measured by Fuels or LW’s net or gross (or any derivative thereof) income.
(a)In addition to paragraph (a), Fuels or LW shall complete and file all necessary property tax returns on Macquarie’s behalf with respect to Crude Oil and Products, regardless of whether property tax laws place the obligation to do so upon Macquarie or Fuels or LW, disclose Macquarie’s ownership interest therein, and pay such amounts as due. Provided that Fuels or LW pays (or indemnifies Macquarie for) all such property Taxes, Fuels or LW shall have the first right to claim income tax credits for such property Taxes paid and shall be solely responsible for the extent to which such credits are available to or realized by Fuels or LW.
15.2If Fuels or LW disagrees with Macquarie’s determination that any Tax is due with respect to transactions under this Agreement, Fuels or LW shall have the right to seek an administrative determination from the applicable taxing authority, or, alternatively, Fuels or LW shall have the right to contest any asserted claim for such Taxes, subject to its agreeing to indemnify Macquarie for the entire amount of such contested Tax should such Tax be deemed applicable. Macquarie agrees to reasonably cooperate with Fuels or LW, in the event Fuels or LW determines to contest any such Taxes. Fuels and LW shall be jointly and severally responsible for all reasonable out of pocket costs and expenses incurred by Fuels and LW or Macquarie in the event Fuels and LW decide to seek an administrative determination from the applicable taxing authority or to contest any such Taxes.
15.3(a)Fuels and LW and Macquarie shall promptly inform each other in writing of any assertion by a taxing authority of additional liability for Taxes in respect of said transactions. Any legal proceedings or any other action against Macquarie with respect to such asserted liability shall be under Macquarie’s direction but Fuels or LW shall be kept reasonably informed and consulted by Macquarie, provided that so long as Fuels or LW has sufficient available liquidity (as reasonably determined by Macquarie), then Fuels or LW shall have the option to assume the control and direction of any such legal proceedings or actions. Any legal proceedings or any other action against Fuels or LW with respect to such asserted liability shall be under Fuels or LW’s direction but Macquarie shall be consulted. In any event, Fuels or LW and Macquarie shall fully cooperate with each other as to the asserted liability. Each Party shall bear all the reasonable out of pocket costs of any action undertaken by the other at the Party’s request.
(b)In addition to paragraph (a) and other information sharing requirements applicable to Macquarie and Fuels or LW, Macquarie and Fuels or LW shall annually and from time to time as is otherwise reasonable exchange and share information with each other as necessary to properly report, defend, challenge, and pay Taxes (including but not limited to sales taxes and file tax returns (including without limitation any returns referred to in Section 15.1(b)), including information that supports and demonstrates total sales, sales that are exempt from Tax, and sales that are subject to Tax at a reduced rate.
15.4On or prior to the date of this Agreement (and from time to time thereafter upon the reasonable request of Fuels or LW), Macquarie shall deliver to Fuels or LW an executed original of IRS Form W-F or W-9, as applicable, certifying that Macquarie is exempt from U.S. federal backup withholding tax, and if such form expires or becomes obsolete in any respect, Macquarie shall provide an updated form certifying that it is exempt from U.S. federal backup withholding tax.
15.5Any other provision of this Agreement to the contrary notwithstanding, this Article 15 shall survive until ninety (90) days after the expiration of the statute of limitations for the assessment, collection, and levy of any Tax.
ARTICLE 16
INSURANCE
16.1Insurance Coverages. Fuels and LW shall procure and maintain in full force and effect throughout the Term of this Agreement insurance coverages of the following types and amounts and with insurance companies rated not less than A- by A.M. Best Company, or otherwise equivalent in respect of Fuels or LW’s properties and operations consistent with, but not exceeding, the insurance coverage that Fuels or LW maintains as of the date of this Agreement.
(a)Property damage including business interruption coverage on an “all risk” basis, including but not limited to flood, earthquake, windstorm, and tsunami, covering damage to the Refinery Facilities and the Storage Facilities (as defined in the Storage Facilities Agreement) on a repair or replacement cost basis in an amount sufficient to repair major components of such Facilities. Business interruption and extra expense coverage shall include at least 18 months indemnity period and shall be in an amount equal to the projected net income plus costs that would necessarily continue from such Facilities based upon Fuels or LW’s reasonable estimate thereof.
(b)Inventory coverage on an “all risk” basis, including but not limited to flood, earthquake, windstorm, and tsunami, covering the loss, damage, destruction and/or theft of the Refinery’s Products in an amount equal to the market value or potential full replacement cost. Such coverage may be incorporated into the property insurance required in Section 16.1(a).
(c)Commercial general liability coverage which includes bodily injury, broad form property damage and contractual liability, cross suit liability, products and completed operations liability, and sudden and accidental pollution liability, in a minimum amount of $1,000,000 per occurrence and $4,000,000 in the aggregate.
(d)(i) Workers compensation in the amount required by Applicable Law, and (ii) employer’s liability with a minimum amount of $1,000,000 per accident, $1,000,000 per disease, and $1,000,000 aggregate.
(e)Commercial automobile liability insurance in a minimum amount of $1,000,000 per accident, or as required by Applicable Law.
(f)Umbrella/excess liability coverage providing coverage with respect to the coverage required under Section 16.1(c), Section 16.1(d)(ii) and Section 16.1(e) in a minimum amount of $200,000,000 per occurrence and in the aggregate;.
(g)[Reserved]
(h)[Reserved]
16.2Additional Insurance Requirements.
(a)The foregoing policies shall include or provide that the underwriters waive all rights of subrogation against Macquarie and the insurance is primary without contribution from Macquarie’s insurance. The foregoing policies in Section 16.1 shall include (i) Macquarie as additional insured and (ii) Macquarie as loss payee under Section 16.1(b) only.
(b)Fuels and LW shall cause its insurance carriers or its authorized insurance broker to furnish Macquarie with insurance certificates, in Acord form or equivalent, evidencing the existence of the coverages and the endorsements required above. Fuels and LW shall provide thirty (30) days’ written notice prior to cancellation or material modification of insurance becoming effective. Fuels and LW also shall provide renewal certificates prior to expiration of the policy.
(c)Fuels and LW shall comply with all notice and reporting requirements in the foregoing policies and timely pay all premiums.
(d)Fuels and LW shall be responsible for any deductibles or retentions that are applicable to the insurance required pursuant to Section 16.1.
(e)Fuels and LW shall obtain and maintain, at Fuels and LW’s sole cost and expense, inventory coverage on an “all risk” basis, including but not limited to flood, earthquake, windstorm, and tsunami, covering the loss, damage, destruction and/or theft of the Crude Oil and Products owned by Macquarie and stored by and in the custody of Fuels or LW, in an amount equal to the market value or potential full replacement cost, and otherwise on terms substantially consistent with those currently applicable to such Fuels and LW insurance coverage.
16.3No Reduction or Release. The mere purchase and existence of insurance does not reduce or release either Party from any liability incurred or assumed under this Agreement.
ARTICLE 17
FORCE MAJEURE
17.1If a Party is rendered unable by an event of Force Majeure to perform in whole or in part any obligation or condition of this Agreement (the “Affected Party”), it shall not be liable to the other Party to perform such obligation or condition (except for payment and indemnification obligations) for so long as the event of Force Majeure exists and to the extent that performance is hindered by such event of Force Majeure; provided, however, that the Affected Party shall use any commercially reasonable efforts to avoid or remove the event of Force Majeure. During the period that performance by the Affected Party of a part or whole of its obligations has been suspended by reason of an event of Force Majeure, the other Party (the “Non-Affected Party”) likewise may suspend the performance of all or a part of its obligations to the extent that such suspension is commercially reasonable, except for any payment and indemnification obligations. The Parties acknowledge that if, as a result of a Force Majeure, Fuels or LW were to suspend its receipt and/or processing of Crude Oil, then Macquarie would be entitled to suspend, to a comparable extent, its purchasing of Products.
17.2The Affected Party shall give prompt oral notice to the Non-Affected Party of its declaration of an event of Force Majeure, to be followed by written notice within twenty-four (24) hours after receiving such oral notice of the occurrence of a Force Majeure event, including, to the extent feasible, the details and the expected duration of the Force Majeure event and the volume of Crude Oil or Products affected. The Affected Party also shall promptly notify the Non-Affected Party when the event of Force Majeure is terminated. However, the failure or inability of the Affected Party to provide such notice within the time periods specified above shall not preclude it from declaring an event of Force Majeure.
17.3In the event the Affected Party’s performance is suspended due to an event of Force Majeure in excess of thirty (30) consecutive days after the date that notice of such event is given, and so long as such event is continuing, the Non-Affected Party, in its sole discretion, may terminate or curtail its obligations under this Agreement affected by such event of Force Majeure (the “Affected Obligations”) by giving notice of such termination or curtailment to the Affected Party, and neither Party shall have any further liability to the other in respect of such Affected Obligations to the extent terminated or curtailed, except for the rights and remedies previously accrued under this Agreement, any payment and indemnification obligations by either Party under this Agreement and the obligations set forth in Article 20. Without limiting any rights of any Non-Affected Party under this Article 17, the parties agree that following notice of an event of Force Majeure, they shall consult in good faith to assess potential actions or steps with respect thereto.

17.4If any Affected Obligation is not terminated pursuant to this Article 17 or any other provision of this Agreement, performance shall resume to the extent made possible by the end or amelioration of the event of Force Majeure in accordance with the terms of this Agreement; provided, however, that the term of this Agreement shall not be extended.
17.5The Parties acknowledge and agree that the right of Macquarie to declare a Force Majeure based upon any failure by a Third Party Supplier to deliver Crude Oil under a Macquarie Crude Procurement Contract is solely for purposes of determining the respective rights and obligations as between Macquarie and Fuels or LW with respect to any Crude Oil delivery affected thereby, and any such declaration shall not excuse the default of such Third Party Supplier (including SIP) under one or more Macquarie Crude Procurement Contracts. Any claims that Macquarie may have as a result of such Third Party Supplier’s failure shall be subject to Section 5.10 and any other applicable provisions of this Agreement relating to claims against third parties.
17.6If at any time during the Term any of the Required Storage and Transportation Arrangements cease to be in effect (in whole or in part) or any of the applicable Included Product Pipelines or Included Product Tanks cease, in whole or in part, to be available to Macquarie pursuant to the Required Storage and Transportation Arrangements, and the foregoing is a result of or attributable to any owner or operator of such Included Product Pipelines or Included Product Tanks becoming Bankrupt or breaching or defaulting in any of its obligations relating to the Required Storage and Transportation Arrangements, then:
(a)Fuels and LW shall promptly use commercially reasonable efforts to establish for Macquarie’s benefit alternative and/or replacement storage and transportation arrangements no less favorable to Macquarie (in Macquarie’s reasonable judgment) than those that have ceased to be available;
(b)Until such alternative and/or replacement arrangements complying with clause (a) above have been established, each Party shall be deemed to have been affected by an event of Force Majeure and its obligations under this Agreement shall be curtailed to the extent such performance is hindered by such lack of effectiveness of any Required Storage and Transportation Arrangements or the availability of any pipeline or storage facility related thereto; and
(c)Without limiting the generality of the foregoing, in no event shall Macquarie have any obligation under or in connection with this Agreement to store Crude Oil or Product in any pipeline or store Crude Oil or Product in any storage facility at any time from and after the owner or operator thereof becomes Bankrupt. If any such storage facility is an Included Location then Macquarie may, in its discretion, elect upon written notice to Fuels or LW that such storage facility shall cease to be an Included Location as of a date specified in such written notice in which case any Crude Oil or Product held by Macquarie therein shall be purchased by Fuels or LW in accordance with the applicable provisions of Sections 10.1 and 10.2 hereof.
17.7If at any time during the Term, (x) either of the SIP-Company Products Sales and Purchase Agreement or the SIP-Macquarie Products Sales and Purchase Agreement terminates for a reason other than (i) a termination resulting from a termination election made in accordance with Section 3.2 and 3.3 of this Agreement, or (ii) a termination for which Macquarie has elected to exercise its liquidity put option under Article VII of the SIP-Macquarie Products Sales and Purchase Agreement, or (z) the SIP is Bankrupt (either such event being a “SIP Event”), then
(a)The Parties shall promptly notify each other of the occurrence of such SIP Event, and the Parties shall use commercially reasonable efforts to establish for Macquarie’s benefit alternative and/or replacement arrangements no less favorable to Macquarie (in Macquarie’s reasonable judgment) than those that have ceased to be available;
(b)Until such alternative and/or replacement arrangements complying with clause (a) above have been established, each Party shall be deemed to have been affected by an event of Force Majeure, and Macquarie’s obligations under this Agreement to purchase Crude Oil, or to purchase Products, either from another Party or from third parties shall be suspended while and so long as the Parties hereto negotiate satisfactory substitute arrangements for the SIP-Company Products Sales and Purchase Agreement or the SIP-Macquarie Products Sales and Purchase Agreement;
(c)Within seven (7) Business Days after the occurrence of the SIP Event, Fuels or LW shall provide an additional Independent Amount, and other satisfactory arrangements, in both cases reasonably satisfactory to Macquarie, and if Fuels or LW shall fail to do so, then Macquarie may, by written notice to the other Parties hereto, terminate this Agreement, and the date of delivery to the other Parties of such notice shall constitute a “Termination Date” under Article 20 hereof.
(d)Following the posting of an additional Independent Amount by Fuels or LW pursuant to Section 17.7(c), the Parties shall promptly meet to discuss replacement agreements for the SIP-Company Products Sales and Purchase Agreement and the SIP-Macquarie Products Sales and Purchase Agreement. In the event that the Parties hereto are unable, after more than 30 days after such posting of such Independent Amount, to negotiate and establish new arrangements to replace the SIP-Company Products Sales and Purchase Agreement and the SIP-Macquarie Products Sales and Purchase Agreement, in form and substance satisfactory to all Parties, then any Party hereto may, by written notice to the other Parties hereto, terminate this Agreement, and the date of delivery to the other Parties of such notice shall constitute a “Termination Date” under Article 20 hereof; and
(e)For the avoidance of doubt, the Termination Amount for any early termination pursuant to this Section 17.7 shall be calculated in accordance with Section 20.2 and the Specified Termination Amount shall be equal to zero when calculating the Termination Amount related to such early termination.

ARTICLE 18
REPRESENTATIONS, WARRANTIES AND COVENANTS
18.1Mutual Representations. Each Party represents and warrants to the other Parties as of the Effective Date and each sale of Crude Oil hereunder, that:
(a)It is an “Eligible Contract Participant,” as defined in Section 1a(18) of the Commodity Exchange Act, as amended.
(b)It is a “forward contract merchant” in respect of this Agreement and this Agreement and each sale of Crude Oil or Products hereunder constitutes a “forward contract,” as such term is used in Section 556 of the Bankruptcy Code.
(c)It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and in good standing under such laws.
(d)It has the corporate, governmental or other legal capacity, authority and power to execute and deliver the Transaction Documents to which it is a party and to perform its obligations under this Agreement, and has taken all necessary action to authorize the foregoing.
(e)The execution, delivery and performance of the Transaction Documents to which it is a party and the performance of its obligations thereunder and the consummation of the transactions contemplated thereby do not violate any Applicable Law (to its knowledge), any provision of its constitutional documents, any order or judgment of any court or Governmental Authority applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.
(f)Except for the filing of UCC-1 or UCC-3 financing statements and the Lien Documents in applicable state and county filing offices, all governmental and other authorizations, approvals, consents, notices and filings that are required to have been obtained or submitted by it with respect to the Transaction Documents have been obtained or submitted and are in full force and effect, and all conditions of any such authorizations, approvals, consents, notices and filings have been complied with, except for such of the foregoing the absence or failure of which would not result in a Material Adverse Change.
(g)Its obligations under the Transaction Documents to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).

(h)No Event of Default or Default has occurred and is continuing with respect to such Party, and no such event or circumstance would occur as a result of its entering into or performing its obligations under the Transaction Documents.
(i)There is not pending or, to its knowledge, threatened against it or any of its Affiliates (other than Qualified Owners) any action, suit or proceeding at law or in equity or before any court, tribunal, Governmental Authority, official or any arbitrator that is likely to affect the legality, validity or enforceability against it of the Transaction Documents or its ability to perform its obligations under the Transaction Documents.
(j)It is not relying upon any representations of the other Party other than those expressly set forth in this Agreement or the other Transaction Documents.
(k)It has entered into this Agreement as principal (and not as advisor, agent, broker or in any other capacity, fiduciary or otherwise), with a full understanding of the material terms and risks of the same, and is capable of assuming those risks.
(l)It has made its trading and investment decisions (including their suitability) based upon its own judgment and any advice from its advisors as it has deemed necessary and not in reliance upon any view expressed by the other Party.
(m)Each other Party (i) is acting solely in the capacity of an arm’s-length contractual counterparty with respect to this Agreement, (ii) is not acting as a financial advisor or fiduciary or in any similar capacity with respect to this Agreement and (iii) has not given to any other Party any assurance or guarantee as to the expected performance or result of this Agreement.
(n)It is not bound by any agreement that would be violated by the execution, delivery or performance of this Agreement.
(o)Neither it nor any of its Affiliates has been contacted by or negotiated with any finder, broker or other intermediary in connection with the sale or purchase of Crude Oil or Products hereunder who is entitled to any compensation with respect thereto.
(p)None of its directors, officers, employees or agents or those of its Affiliates has received or shall receive any commission, fee, rebate, gift or entertainment of significant value in connection with this Agreement.
18.2Representations and Covenants of Fuels and LW. Fuels and LW represent, warrant and covenant, jointly and severally, as follows:
(a)Fuels and LW shall deliver true and complete copies of the Base Agreements and all amendments thereto to Macquarie as and when such agreements are entered into by Fuels or LW.

(b)Fuels and LW shall in all material respects perform its obligations under and comply with the terms of the Base Agreements and Required Storage and Transportation Arrangements as and when such agreements are entered into by Fuels or LW.
(c)Fuels and LW shall maintain and pursue diligently all of its material rights under the Base Agreements and Required Storage and Transportation Arrangements and take all reasonable steps to enforce its rights and any rights granted to Fuels or LW thereunder as and when such agreements are entered into by Fuels or LW, except where the failure to do so would not result in a Material Adverse Change.
(d)Fuels and LW shall not modify, amend or waive rights arising under any of the Base Agreements or the Required Storage and Transportation Arrangements as and when such agreements are entered into by Fuels or LW without the prior written consent of Macquarie; provided, however, that if Fuels or LW provides Macquarie with prior written notice, Fuels or LW may make such modifications or amendments, including extensions or elections under any of the foregoing, that do not materially and adversely affect Macquarie’s rights thereunder, degrade, reduce or limit the standards applicable to the operator thereunder or otherwise interfere with Macquarie’s rights to use the Included Product Pipelines and Included Product Tanks subject thereto without the prior written consent of Macquarie.
(e)Fuels and LW shall not cause or permit any of the Crude Oil or Products held at the Included Locations to become subject to any Liens, except for Permitted S&O Liens.
(f)Fuels and LW represent and warrant that Company Included Locations have been maintained, repaired, inspected and serviced in accordance with good and prudent industry standards and Applicable Law and are in good working order and repair in all material respects.
(g)In the event Fuels or LW becomes Bankrupt, and to the extent permitted by Applicable Law, Fuels and LW intend that (i) Macquarie’s right to liquidate, collect, net and set off rights and obligations under this Agreement and liquidate and terminate this Agreement shall not be stayed, avoided, or otherwise limited by the Bankruptcy Code, including sections 362(a), 547, 548 or 553 thereof; (ii) Macquarie shall be entitled to the rights, remedies and protections afforded by and under, among other sections, sections 362(b)(6), 362(b)(17), 362((b)(27), 362(o), 546(e), 546(g), 546(j), 548(d), 553, 556, 560, 561 and 562 of the Bankruptcy Code; and (iii) any cash, securities or other property provided as performance assurance, credit support or collateral with respect to the transactions contemplated hereby shall constitute “margin payments” as defined in section 101(38) of the Bankruptcy Code and all payments for, under or in connection with the transactions contemplated hereby, shall constitute “settlement payments” as defined in section 101(51A) of the Bankruptcy Code.
(h)If, in connection with Fuels or LW’s procurement of Crude Oil or Products from any third party (a “Company Sourcing Transaction”), Macquarie enters into a Macquarie Crude Procurement Contract or an Included Product Purchase Transaction with Fuels or LW to purchase such Crude Oil or Products from Fuels or LW and thereunder agrees to make a prepayment to Fuels or LW for such Crude Oil or Products, then Fuels or LW covenants and agrees, with respect to such Company Sourcing Transaction, that:
(i)Fuels and LW shall not request, make or agree to any modification to the bill of lading issued under any Company Sourcing Transaction (including without limitation any change to delivery location for the relevant shipment) without Macquarie’s prior written consent; and
(ii)the funds prepaid by Macquarie to Fuels or LW under the related Macquarie Crude Procurement Contract or Included Product Purchase Transaction shall be used (to the extent the obligation remains unpaid) by Fuels or LW to make payment to the seller under such Company Sourcing Transaction and the date by which any prepayment from Macquarie is due to be made shall be fixed so that promptly after Fuels or LW’s receipt of such funds it shall be required to remit the same to the seller under such Company Sourcing Transaction or to post an irrevocable letter of credit issued to the seller under such Company Sourcing Transaction.
(i)In connection with Macquarie’s procurement of Crude Oil or Products, whether from Fuels or LW or any third party and whether under a Macquarie Crude Procurement Contract or an Included Product Purchase Transaction (each a “Sourcing Transaction”), Fuels or LW covenants and agrees that any out of pocket costs, losses or damages that Macquarie may incur as a result of such Sourcing Transaction, including due to failure by Fuels or LW or any such third party to deliver the Crude Oil or Products subject to such Sourcing Transaction, shall constitute Ancillary Costs and be for the account of Fuels or LW and claims arising in connection therewith shall be subject to Section 5.10 hereof.
(j)This Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby do not and shall not violate any terms and conditions of any Existing Financing Agreement or other Financing Agreement that is hereafter entered into.
(k)Fuels and LW shall not modify or amend (including any extensions of or elections under), or waive any arising under, any Financing Agreement without the prior written consent of Macquarie, if doing so would (i) adversely affect in any respect any of Macquarie’s rights or remedies under this Agreement or the other Transaction Documents or (ii) cause any Existing Financing Agreement to no longer satisfy the conditions set forth in Section 2.1(e) above, including, without limitation, the recognition that Macquarie is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted S&O Liens; provided however, that (A) Macquarie will not charge a fee to Fuels or LW for any written acknowledgment that any such amendment of a Financing Agreement does not adversely affect in any material respect any of Macquarie’s rights or remedies hereunder (as set forth above in clause (i)) and (B) Macquarie will use commercially reasonable efforts to administer such acknowledgements using in house legal counsel (subject to scheduling availability) rather than outside counsel.

(l)Fuels and LW shall not, from and after the Effective Date, enter into any Financing Agreement (an “Additional Financing Agreement”) unless such Additional Financing Agreement, at the time it is entered into, (i) does not adversely affect in any respect any of Macquarie’s rights or remedies under this Agreement or the other Transaction Documents or Macquarie’s status as the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted S&O Liens. Fuels and LW shall not modify or amend (including any extensions of or elections under), or waive any rights arising under, any Additional Financing Agreement without the prior written consent of Macquarie, if doing so would adversely affect in any respect any of Macquarie’s rights or remedies under this Agreement or the other Transaction Documents including, without limitation, Macquarie’s status as the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement.
18.3Affirmative Covenants. Fuels and LW shall, and shall cause each of its Subsidiaries to:
(a)Preservation of Existence, Etc. (i) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Applicable Laws of the jurisdiction of its organization except in a transaction permitted by the Existing Credit Agreement with prior notice to Macquarie and provided that all required actions are taken, or caused to be taken, so to preserve the perfection of liens in favor of Macquarie created in connection herewith on or before the consummation of any such transaction; (ii) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Change; and (iii) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which could reasonably be expected to result in a Material Adverse Change.
(b)Maintenance of Properties. (i) Maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in accordance with customary industry practices and prudent management, ordinary wear and tear excepted; and (ii) make all necessary repairs thereto and renewals and replacements thereof except where the failure to do so could not reasonably be expected to result in a Material Adverse Change.
(c)Compliance with Laws. Comply in all respects with the requirements of all Applicable Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (i) such requirement of Applicable Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (ii) the failure to comply therewith could not reasonably be expected to result in a Material Adverse Change.
(d)Books and Records. (i) Maintain proper books of record and account, in which full, true and correct entries in conformity with GAAP in all material respects and consistently applied shall be made of all financial transactions and matters involving the assets and business of Fuels and LW; and (ii) maintain such books of record and account in conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over Fuels or LW, except where the failure to do so would not result in a Material Adverse Change. To the extent permitted by GAAP, Fuels and LW shall reflect the buy/sell transactions contemplated hereby as buy/sell transactions on its books and records and will not list as assets in its books and records any Crude Oil or Product agreed hereunder to be owned by Macquarie. To the extent permitted by GAAP, Fuels and LW shall not reflect amounts owed to Macquarie hereunder as indebtedness for borrowed money, but will reflect them as trade payables.
(e)Additional Inspection Rights. In addition to the inspection rights of Macquarie set forth elsewhere in this Agreement or any other Transaction Document, all of which rights shall continue in full force and effect, and notwithstanding anything to the contrary contained in this Agreement or in any other Transaction Document, upon providing commercially reasonable notice and during normal business hours, permit Macquarie (or any representative of Macquarie) to visit and inspect any of Fuels or LW’s properties, to examine Fuels and LW’s corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss Fuels and LW’s affairs, finances and accounts with any of Fuels or LW’s directors (or equivalent), or officers and, if requested by Fuels or LW, in the presence of an officer of Fuels or LW, in each case, as often as reasonably may be desired by Macquarie, all at the sole cost and expense of Fuels and LW.
(f)Further Assurances.
(i)To the extent deemed necessary or appropriate by Macquarie, Fuels or LW shall cause to be filed acknowledgements and/or releases (including without limitation, amendments or terminations of UCC financing statements), in form and substance reasonably satisfactory to Macquarie, confirming the release of any Lien in favor of any lender or other creditor, other than Permitted S&O Liens, that might apply to or be deemed to apply to any Crude Oil and/or Products of which Macquarie is the owner as contemplated by this Agreement and the other Transaction Documents or any Hydrocarbon Credit Support and recognition of Macquarie’s first priority Lien with respect to the Hydrocarbon Credit Support granted to Macquarie under the Lien Documents, and agrees to use commercially reasonable efforts to provide Macquarie with such further documentation as it may reasonably request in order to confirm the foregoing.
(ii)Fuels and LW agrees that they shall not have any interest in or the right to dispose of (but shall have the right to purchase contemplated herein), and shall not permit the creation of, or suffer to exist, any security interest, lien, encumbrance, charge or other claim of any nature (collectively, “Liens”), other than Permitted S&O Liens, with respect to, any quantities of Crude Oil prior to the delivery thereof by Macquarie to Fuels or LW at the Crude Delivery Point or any quantities of Products after delivery thereof to Macquarie at a Products Intake Point

(collectively, “Macquarie’s Property”). Fuels and LW authorize Macquarie to file at any time and from time to time any UCC financing statements describing the quantities of Macquarie’s Property subject to this Agreement and Macquarie’s ownership thereof and title thereto, as well as any inventory or other Credit Support on which Fuels or LW has granted to Macquarie a first priority Lien pursuant to the Lien Documents, and Fuels or LW shall execute and deliver to Macquarie, and Fuels and LW hereby authorize Macquarie to file (with or without Fuels’ or LW’s signature), at any time and from time to time, all amendments to financing statements, assignments, continuation financing statements, termination statements, and other documents and instruments, in form reasonably satisfactory to Macquarie, as Macquarie may reasonably request, to provide public notice of Macquarie’s ownership of and title to the quantities of Macquarie’s Property subject to this Agreement and to otherwise protect Macquarie’s interest therein and provide notice of Macquarie’s Liens on any property covered thereby.
(g)Colorado City Tariff. Comply in all respects with its obligations under the Colorado City Tariff and make all payments timely, as and when due, under the Colorado City Tariff to WTG or such other Person, if any, as directed by WTG; provided that, if at any time Fuels and LW fail to make any such payment as and when due under the Colorado City Tariff, Fuels and LW shall promptly provide written notice thereof to Macquarie (the “Tariff Payment Failure”). Notwithstanding any other provision under any Transaction Document and in respect of any actual or imminent Tariff Payment Failure, Macquarie may, at its option, in its sole and absolute discretion, (A) pay the necessary funds directly to WTG or such other person, if any, as directed by WTG or (B) provide the necessary funds to Fuels or LW to satisfy such Tariff Payment Failure, and, if Macquarie provides such funds directly to Fuels or LW, Fuels or LW shall be required to promptly, and in any event within two (2) Business Days of receipt of such funds from Macquarie, make any such payment to WTG or such other Person, if any, as directed by WTG (the “Tariff Make-Whole Payment”); provided that any such funds provided by Macquarie shall constitute Ancillary Costs, and Fuels and LW shall be required to reimburse Macquarie for such Ancillary Costs in accordance with Section 9.1 of this Agreement.
18.4Negative Covenants. Fuels and LW shall not, nor shall it permit any Subsidiary thereof to, directly or indirectly:
(a)No Violation of Revolving Credit Agreement Covenants. Breach or violate any of the provisions or covenants contained in the Existing Credit Agreement or any other Financing Agreement;

18.5Additional Covenants. Subject to Section 18.2(k), Fuels or LW will provide prior written notice to Macquarie of any amendments, restatements, supplements or other material modifications of or to any Financing Agreement prior to the effectiveness of same, provided however, that Fuels or LW shall not be required hereby to provide notice of (i) supplements to any indenture if such supplement either (a) does not change a material term thereof or (b) adds a guarantor or pledger thereunder, (ii) changes to any hedging contract, forward purchase agreement or swap agreement, (iii) the addition or release of any collateral (so long as such collateral does not constitute Fuels or LW’s Hydrocarbons) with respect to any Financing Agreement.
18.6Acknowledgment. Fuels and LW acknowledges and agrees that (1) Macquarie is a merchant of Crude Oil and Products and may, from time to time, be dealing with prospective counterparties, or pursuing trading or hedging strategies, in connection with aspects of Macquarie’s business which are unrelated hereto and that such dealings and such trading or hedging strategies may be different from or opposite to those being pursued by or for Fuels or LW, (2) Macquarie may, in its sole discretion, determine whether to advise Fuels or LW of any potential transaction with a Third Party Supplier and prior to advising Fuels or LW of any such potential transaction Macquarie may, in its discretion, determine not to pursue such transaction or to pursue such transaction in connection with another aspect of Macquarie’s business and Macquarie shall have no liability of any nature to Fuels or LW as a result of any such determination, (3) Macquarie has no fiduciary duties or trust obligations of any nature with respect to the Refinery or Fuels or LW or any of its Affiliates, (4) Macquarie may enter into transactions and purchase Crude Oil or Products for its own account or the account of others at prices more favorable than those being paid by Fuels or LW hereunder and (5) nothing herein shall be construed to prevent Macquarie, or any of its partners, officers, employees or Affiliates, in any way from purchasing, selling or otherwise trading in Crude Oil, Products or any other commodity for its or their own account or for the account of others, whether prior to, simultaneously with or subsequent to any transaction under this Agreement.

ARTICLE 19
DEFAULT AND TERMINATION
19.1Events of Default. Notwithstanding any other provision of this Agreement, the occurrence of any of the following shall constitute an “Event of Default”:
(a)(i) Either Party fails to make payment when due (x) under Article 10, Article 20 or any Company Purchase Agreement within one  (1) Business Day after a written demand therefor or (y) under any other provision hereof or any other Transaction Document within five (5) Business Days, or (ii) notwithstanding the foregoing, in the case of Fuels and LW only, Fuels and LW fail to make payment when due under Section 18.3(g)(B) within two  (2) Business Days after a written demand therefor; or
(b)Other than a default described in Section 19.1(a), 19.1(c), 19.1(e), 19.1(k), or 19.1(q) either Party (or, if applicable, any Affiliate of such Party that is party to a Transaction Document) fails to perform any material obligation or covenant to the other under this Agreement or any other Transaction Document (excluding the Sublease), which is not cured to the reasonable satisfaction of the other Party (in its reasonable discretion) within ten (10) Business Days after the date that such Party receives written notice that such obligation or covenant has not been performed; or
(c)Either Party (or, if applicable, any Affiliate of such Party that is party to a Transaction Document) breaches any material representation or material warranty made or repeated or deemed to have been made or repeated by the Party, or any warranty or representation proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated under any Transaction Document (excluding the Sublease); provided, however, that if such breach is curable, such breach is not cured to the reasonable satisfaction of the other Party within ten (10) Business Days after the date that such Party receives notice that corrective action is needed; or
(d)Either Party becomes Bankrupt; or
(e)Either Party or any of its Designated Affiliates (1) defaults on payment obligations under any Specified Transaction, or (2) defaults on posting required collateral or credit support in connection with any Specified Transaction and such breach is not cured to the reasonable satisfaction of the other Party within two (2) Business Days after the date that such Party receives notice that corrective action is needed; or
(f)A Master Agreement Termination Event occurs with respect to either Party; or
(g)A Change of Control; or
(h)Fuels or LW fails, after giving effect to any applicable notice requirement or grace period, to perform its obligations under, comply with, or maintain in any material respect a Base Agreement or the Required Storage and Transportation Arrangements, if any; or
(i)Fuels or LW or any of their respective Subsidiaries sells, leases, subleases, transfers or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the assets that constitute the Refinery; or
(j)Fuels or LW (i) consolidates or amalgamates with, merges with or into, or transfers all or substantially all of its assets to, another entity (including an Affiliate) or any such consolidation, amalgamation, merger or transfer is consummated, and (ii) (A) the successor entity resulting from any such consolidation, amalgamation or merger or the Person that otherwise acquires all or substantially all of the assets of Fuels or LW does not assume, in a manner reasonably satisfactory to Macquarie, all of Fuels or LW’s (as applicable) obligations hereunder and under the other Transaction Documents, or (B) in the reasonable judgment of Macquarie, the creditworthiness of the resulting, surviving or transferee entity, taking into account any guaranties, is materially weaker than Fuels or LW (as applicable) immediately prior to the consolidation, amalgamation, merger or transfer; or

(k)Fuels or LW fails to perform or observe any covenant, affirmative or negative, set forth herein or in any other Transaction Document (but excluding for all purposes under this clause (k), the Sublease and the covenants set forth in Sections 2.6 and 18.3(g)), and Fuels or LW fails to cure, correct or eliminate such failure or non-compliance within five (5) Business Days after receipt from Macquarie of written notice of such failure; or
(l)There shall occur, after giving effect to any applicable notice requirement or grace period, either (A) a default, event of default or other similar condition or event (however described) in respect of Fuels or LW or its Guarantor under one or more agreements or instruments relating to Specified Indebtedness in an aggregate amount of not less than Fifty Million dollars ($50,000,000) which has resulted in such Specified Indebtedness becoming due and payable under such agreements and instruments before it would have otherwise been due and payable or (B) a default by Guarantor in making one or more payments on the due date thereof in an aggregate amount of not less than Fifty Million dollars ($50,000,000) under such agreements or instruments (after giving effect to any applicable notice requirement or grace period); or
(m)An event of default has occurred and is continuing under any of the Financing Agreements; or
(n)Any of the parties under any of the Existing Financing Agreements or any other Financing Agreements shall disaffirm, disclaim, repudiate or reject, in whole or in part, or challenge the validity of this Agreement; or
(o)Any of the following: (i) the Parent fails to perform or otherwise defaults in any obligation under the Guaranty, (ii) the Parent becomes Bankrupt, (iii) the Guaranty expires or terminates or ceases to be in full force and effect prior to the satisfaction of all obligations of Fuels or LW or any other Affiliate (other than a Qualified Owner) of Fuels or LW to Macquarie under this Agreement and the other Transaction Documents or (iv) the Parent disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, the Guaranty; or
(p)Any material provision of any Transaction Document (excluding the Sublease) ceases to be valid and binding on Fuels or LW or any Affiliate, or any such person contests the full force and effect or validity thereof, or any such person states so in writing; or
(q) (i) Macquarie fails to have a valid perfected security interest in any portion of the Credit Support (other than Credit Support released in accordance with the Transaction Documents) or (ii) any Lien Document shall at any time and for any reason (other than solely with respect to any action or inaction of Macquarie) cease to create a security interest on the Credit Support purported to be subject to such instrument in accordance with the terms of such instrument, or cease to be in full force and effect; or
(r)Fuels or LW or Parent fails to comply in any respect with the order, regulation or directive of any Governmental Authority pertaining in any way to such person, the transactions contemplated by the Transaction Documents or the Credit Support, except for such failure to comply as would not result in a Material Adverse Change; or
(s)There is entered against Fuels or LW (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding Twenty Million dollars ($20,000,000) (to the extent not covered by independent third-party insurance) which is not paid when due in accordance with its terms, or (ii) one or more non-monetary final orders of a court of competent jurisdiction that have, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Change; or
(t)There is entered against Parent (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding Fifty Million dollars ($50,000,000) (to the extent not covered by independent third-party insurance) which is not paid when due in accordance with its terms, or (ii) one or more non-monetary final orders of a court of competent jurisdiction that have, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Change; or
(u)There shall occur, after giving effect to any applicable notice requirement or grace period, a default, event of default or other similar condition or event (however described) by either or both of Fuels and LW under the SIP-Company Products Sales and Purchase Agreement or under any other agreement to the extent that any such default, event of default or other similar condition or event results in the termination of the SIP-Company Products Sales and Purchase Agreement; or
(v)With respect to Fuels or LW, Calumet Montana Refining, LLC becomes a Defaulting Party under the Montana SOA (except to the extent that a Specified Event (as defined in the Montana SOA) has occurred under the Montana SOA), or with respect to Macquarie, Macquarie becomes a Defaulting Party under the Montana SOA, in each case, after giving effect to any applicable notice requirement or grace period.
Any Event of Default under Sections 19.1(a) and (b) in respect of Sections 2.6 and 18.3(g) (each such forgoing Event of Default, a “Suspended Event of Default”) that would otherwise occur and be in effect hereunder, will be suspended for all purposes hereunder until such time as Macquarie has (A) provided notice to Fuels and LW of their payment obligations to Macquarie under and in accordance with Sections 10.1(i)(iv) or (v), as applicable, and Fuels and LW have made payment to Macquarie in full, in any case, in accordance with the terms and requirements of such applicable section, at which time such Suspended Event of Default shall automatically be rescinded and waived for all purposes; provided that if Fuels and LW fail to comply with such payment obligations in accordance with the terms of Section 10.1(i)(iv) or (v), as applicable, then, at the time such failure of Fuels and LW to make such payment results in an Event of Default under Section 19.1(a), the applicable Suspended Event of Default, whether one or more, shall at such time subject to the effects of Section 10.1(i)(vii), automatically result in an Event of Default.

19.2Remedies.
(a)Acceleration. Notwithstanding any other provision of this Agreement, if any Event of Default with respect to Fuels or LW, on the one hand, or Macquarie, on the other hand (such defaulting Party, the “Defaulting Party”) has occurred and is continuing, Macquarie (where Fuels or LW is the Defaulting Party) or Fuels or LW (where Macquarie is the Defaulting Party) (such non-defaulting Party or Parties, the “Non-Defaulting Party”) may, without notice, (i) declare all of the Defaulting Party’s obligations under this Agreement to be forthwith due and payable, all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Defaulting Party and/or (ii) subject to Section 19.2(c), exercise any rights and remedies provided or available to the Non-Defaulting Party under this Agreement, the other Transaction Documents or at law or equity, including all remedies provided under the UCC and as provided under this Section 19.2.
(b)Termination/Settlement Amount. Notwithstanding any other provision of this Agreement, if an Event of Default has occurred and is continuing with respect to the Defaulting Party, the Non-Defaulting Party shall have the right, immediately and at any time(s) thereafter, to terminate this Agreement (and any other contract or agreement that may then be outstanding among the Parties that relates specifically to this Agreement, including any Transaction Document) and, subject to Section 19.2(c), to liquidate and terminate any or all rights and obligations under this Agreement and such other Transaction Documents; provided that, in the event Macquarie is the Non-Defaulting Party, this Agreement shall not be deemed to have terminated in full until Macquarie shall have disposed of all Crude Oil and Products owned or maintained by Macquarie in which Macquarie has lien or other rights in connection herewith and exercised in full all of its rights and remedies with respect to the Hydrocarbon Credit Support. The Settlement Amount (as defined below) shall be calculated in a commercially reasonable manner based on such liquidated and terminated rights and obligations and shall be payable by one Party to the other. The “Settlement Amount” shall mean the amount, expressed in U.S. dollars, of losses and out of pocket costs that are or would be incurred by the Non-Defaulting Party (expressed as a positive number) or gains that are or would be realized by the Non-Defaulting Party (expressed as a negative number) as a result of the liquidation and termination of all rights and obligations under this Agreement and such other Transaction Documents. The determination of the Settlement Amount shall include (without duplication): (x) the losses and out of pocket costs (or gains) incurred or realized (and determined in a commercially reasonable manner) by the Non-Defaulting Party in terminating, transferring, redeploying or otherwise modifying any outstanding Procurement Contracts, (y) the losses and out of pocket costs (or gains) incurred or realized (and determined in a commercially reasonable manner) by the Non-Defaulting Party in terminating and liquidating any transactions subject hereto, including but not limited to, any unpaid amounts owed pursuant to Section 10.1 and Section 10.2 herein and (z) all breakage costs, losses and out of pocket costs (or gains) incurred or realized by the Non-Defaulting Party, as a result of the Non-Defaulting Party’s terminating, liquidating, maintaining, obtaining or reestablishing any Related Hedges (including, if Macquarie is the Non-Defaulting Party, all hedging transactions relating to the roll procedures set forth in the Fee Letter; provided however, that (i) the determination of “Settlement Amount” shall not include (AA) future profits or losses on transactions not evidenced by a contractual obligation in existence on the date of determination of “Settlement Amount” to purchase or sell Hydrocarbons, and (BB) the Monthly Intermediation Fee, Deferred Payment Amount Fee, Inventory Management Fee, Monthly Services Fee, the SIP Intermediation Fee, and “Monthly Facilities Fee” (as defined in the Storage Facilities Agreement) arising or accruing after the date of calculation of Settlement Amount, and (ii) the foregoing shall not exclude from “Settlement Amount” losses and out of pocket costs from Related Hedges described in the foregoing clause (z). If the Settlement Amount is a positive number it shall be due to the Non-Defaulting Party and if it is a negative number, the absolute value thereof shall be due to the Defaulting Party.
(c)Determination of Settlement Amount. The Settlement Amount shall be determined by the Non-Defaulting Party, acting in good faith, in a commercially reasonable manner. The Non-Defaulting Party shall determine the Settlement Amount commencing as of the date on which such termination occurs by reference to such futures, forward, swap and options markets as it shall select in its commercially reasonable judgment; provided that the Non-Defaulting Party is not required to effect such terminations and/or determine the Settlement Amount on a single day, but rather may effect such terminations and determine the Settlement Amount over a commercially reasonable period of time. Without limiting the generality of the foregoing, it is agreed that for purposes of determining the Settlement Amount: (1) the Specified Termination Amount shall be paid in lieu of all fees hereunder and under the Fee Letter (except to the extent that this Agreement and the Fee Letter provides expressly for the calculation of any such fees to be included in the Settlement Amount upon termination of this Agreement);, and (2) to the extent the Non-Defaulting Party deems it commercially reasonable to do so, it may in referencing prices in the futures, forward, swap and options markets for purposes of calculating various elements of the Settlement Amount endeavor to align the dates as of which such reference prices are determined. In calculating the Settlement Amount, the Non-Defaulting Party shall discount to present value (in any commercially reasonable manner based on London interbank rates for the applicable period and currency) any amount which would be due at a later date and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation.
(d)Additional Rights of Macquarie. Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and Macquarie is the Non-Defaulting Party, Macquarie may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement or any other Transaction Documents, (ii) withdraw from storage any and all of the Crude Oil and/or Products then in the Included Locations, (iii) otherwise arrange for the disposition of any Crude Oil and/or Products subject to any outstanding Macquarie Crude Procurement Contract or Included Product Purchase Transaction and/or the modification, settlement or termination of such outstanding Macquarie Crude Procurement Contract or Included Product Purchase Transaction in such manner as it elects, (iv) liquidate in a commercially reasonable manner any credit support, margin or collateral, to the extent not already in the form of cash (including applying any other margin or collateral) and apply and set off such credit support, margin or collateral or the proceeds thereof against any obligation owing by Fuels or LW to Macquarie (including without limitation the Independent Amount), (v) foreclose any lien or security interest, and (vi) exercise its rights in respect of any agreement or assignment of rights from a third party in respect of the transportation or storage of Fuels or LW Product Inventory or Fuels or LW Crude Inventory. Macquarie shall be under no obligation to prioritize the order with respect to which it exercises any one or more rights and remedies available hereunder. Fuels and LW shall in all events remain liable to Macquarie for any amount payable by Fuels or LW in respect of any of its obligations remaining unpaid after any such liquidation, application and set off.
(e)Company’s Rights. Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and Fuels or LW is the Non-Defaulting Party, Fuels or LW may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement and/or (ii) otherwise provide for the settlement or termination of the Parties’ outstanding commitments hereunder, the sale in a commercially reasonable manner of Crude Oil and/or Product for Macquarie’s account, and the replacement of the supply and offtake transaction contemplated hereby with such alternative arrangements as it may procure.
(f)Net Liquidated Amount. The Non-Defaulting Party shall set off (i) the Settlement Amount (if due to the Defaulting Party), plus any performance security (including any other margin or collateral) then held by the Non-Defaulting Party pursuant to the Transaction Documents, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Defaulting Party hereunder (including under Article 10), against (ii) the Settlement Amount (if due to the Non-Defaulting Party), plus any performance security (including any other margin or collateral) then held by the Defaulting Party, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Non-Defaulting Party hereunder (including under Article 10), so that all such amounts (including, for the avoidance of doubt, the amount of any Independent Amount held by Macquarie) shall be netted to a single liquidated amount payable by one Party to the other (the “Liquidated Amount”). The Party with the payment obligation shall pay the Liquidated Amount to the applicable other Parties within one (1) Business Day after such amount has been determined. In addition, the Parties acknowledge that, in connection with an Event of Default hereunder, the Step-out Inventory Sales Agreement may be terminated and with respect thereto any rights and remedies available hereunder, under any other agreement between the Parties hereto or the parties thereto, or at law or equity may be exercised.
(g)No Abandonment of Rights. No delay or failure on the part of the Non-Defaulting Party in exercising any right or remedy to which it may be entitled on account of any Event of Default shall constitute an abandonment of any such right, and the Non-Defaulting Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default.
(h)Rights Cumulative. The Non-Defaulting Party’s rights under this Section 19.2 shall be in addition to, and not in limitation or exclusion of, any other rights which the Non‑Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights of recoupment, setoff, combination of accounts or other rights under any credit support that may from time to time be provided in connection with this Agreement or at law or in equity. The Defaulting Party shall indemnify and hold the Non-Defaulting Party harmless from all reasonable out of pocket costs and expenses, including reasonable attorney fees, incurred in the exercise of any remedies hereunder, as and to the extent provided in Article 21 hereof, and subject to the limitations set forth therein.
(i)Setoff. If an Event of Default has occurred and is continuing, the Non-Defaulting Party may, without limitation on its rights under this Section 19.2, set off amounts which the Defaulting Party owes to it against any amounts which it owes to the Defaulting Party (whether hereunder, under any other contract or agreement or otherwise and whether or not then due).
(j)Master Netting Agreement. The Parties acknowledge and agree that this Agreement is intended to be a “master netting agreement” as such term is defined in section 101(38A) of the Bankruptcy Code. As used in this Section 19.2, unless otherwise expressly provided, each reference to “this Agreement” shall, and shall be deemed to, be a reference to “this Agreement and the other Transaction Documents.”
(k)Additional Master Netting and Setoff. The Parties acknowledge and agree that the Non-Defaulting Party has such additional netting and setoff rights as are provided in any master netting agreement executed in connection herewith and expressly referencing this Agreement.
ARTICLE 20
SETTLEMENT AT TERMINATION
20.1Procedures for Settlement at Termination. Upon expiration or termination of this Agreement for any reason other than as a result of an Event of Default (in which case the Expiration Date or such other date as the Parties may agree shall be the “Termination Date”; provided that if such date is not a Business Day, the Termination Date shall occur on the immediately preceding Business Day), the Parties covenant and agree to proceed as provided in this Article 20; provided that (x) this Agreement shall continue in effect following the Termination Date until all obligations are finally settled as contemplated by this Article 20 and (y) the provisions of this Article 20 shall in no way limit the rights and remedies which the Non-Defaulting Party may have as a result of an Event of Default, whether pursuant to Article 19 above or otherwise:
(a)Macquarie Contracts. If any Macquarie Crude Procurement Contract, Included Product Purchase Transaction or Included Sales Transaction or Additional Product Transaction does not either (i) by its terms automatically become assigned to Fuels or LW on and as of the Termination Date in a manner which releases Macquarie from all obligations thereunder for all periods following the Termination Date or (ii) by its terms, expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the then existing Third Party Suppliers, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the

Parties, pursuant to which, as of the Termination Date, (w) such Macquarie Crude Procurement Contract, Included Product Purchase Transaction or Included Sales Transaction or Additional Product Transaction shall be assigned to Fuels (or to Fuels and to LW if Fuels shall so elect)or shall be terminated, (x) all rights and obligations of Macquarie under each of the then outstanding Macquarie Crude Procurement Contract, Included Product Purchase Transaction or Included Sales Transaction or Additional Product Transaction shall be assigned to Fuels (or to Fuels and to LW if Fuels shall so elect), (y) Fuels (or Fuels or LW, as they may elect) shall assume all of such obligations to be paid or performed following such termination, and (z) Macquarie shall be released by such Third Party Suppliers and Fuels and LW from any further obligations thereunder. In connection with the assignment or reassignment of any Macquarie Crude Procurement Contract, Included Product Purchase Transaction or Included Sales Transaction or Additional Product Transaction, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the supply and payment arrangements, including any change in payment terms, under the relevant Macquarie Crude Procurement Contract, Included Product Purchase Transaction or Included Sales Transaction or Additional Product Transaction so as to prevent any material disruption thereunder.
(b)Marketing and Sales Agreement. If, pursuant to the Marketing and Sales Agreement, any sales commitments are outstanding which, by their terms, extend beyond the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the purchasers thereunder, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (i) such sales commitment shall be assigned (or reassigned) to Fuels (or to Fuels and to LW if Fuels shall so elect) or shall be terminated, (ii) all rights and obligations of Macquarie with respect to each then outstanding sales commitment shall be assigned to Fuels (or to Fuels and to LW if Fuels shall so elect), (iii) Fuels (or Fuels and to LW if Fuels shall so elect) shall assume all of such obligations to be paid or performed following such termination, and (iv) Macquarie shall be released by the purchasers thereunder and by Fuels and LW from any further obligations with respect to such sales commitments. In connection with the assignment or reassignment of any Macquarie Crude Procurement Contract, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the Product marketing and sales arrangements so as to prevent any material disruption in the distribution of Products from the Refinery.
(c)Ancillary Contracts. In the event that Macquarie has become a party to any other third party service contract in connection with this Agreement and the transactions contemplated hereby, including any pipeline, terminalling, storage and shipping arrangement including but not limited to the Required Storage and Transportation Arrangements (an “Ancillary Contract”) and such Ancillary Contract does not by its terms expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into with each service provider thereunder such instruments or other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which as of the Termination Date (i) such Ancillary Contract shall be assigned to Fuels or LW or shall be terminated, (ii) all rights and obligations of Macquarie with respect to each then outstanding Ancillary Contract shall be assigned to Fuels or LW, (iii) Fuels or LW shall assume all of such obligations to be paid or performed following such termination, and (iv) Macquarie shall be released by the third party service providers thereunder and Fuels or LW from any further obligations with respect to such Ancillary Contract.
(d)Purchase and Transfer of Crude and Products. The volume of Crude Oil and Products at the Included Locations, at Macquarie’s election (i) shall be purchased and transferred as contemplated in the Step-Out Inventory Sales Agreement, (ii) at Macquarie’s cost, but with the mutual agreement of both Parties, including the use of any Base Contracts, shall be taken and accepted in kind satisfaction of obligations hereunder or (iii) at Macquarie’s cost, but with the reasonable assistance of Fuels and LW, including the use of any Base Contracts, shall be sold in its entirety or in part to third parties of Macquarie’s choosing but with withdrawal from the Included Locations in connection therewith promptly. The Crude Oil volumes measured by Macquarie’s Inspector at the Termination Date and recorded in Macquarie’s Inspector’s final inventory report shall be the “Termination Date Crude Oil Volumes” for the purposes of this Agreement and the Product volumes measured by Macquarie’s Inspector at the Termination Date and recorded in Macquarie’s Inspector’s final inventory report shall be the “Termination Date Product Volumes” for purposes of this Agreement, and such Termination Date Crude Oil Volumes and Termination Date Product Volumes shall collectively be referred to as the “Termination Date Volumes.”
(e)Determination of Termination Amount. Macquarie shall promptly reconcile and determine the Termination Amount pursuant to Section 20.2. The Parties shall promptly exchange all information necessary to determine the estimates and final calculations contemplated by Section 20.2.
(f)No Further Obligations. Macquarie shall have no further obligation to purchase and shall not purchase or pay for Crude Oil or Products, or incur any such purchase obligations on and after the Termination Date. Except as may be required for Macquarie to fulfill its obligations hereunder until the Termination Date or during any obligatory notice period pursuant to any Macquarie Crude Procurement Contract, Macquarie shall not be obligated to purchase, take title to or pay for any Crude Oil or Products following the Termination Date or such earlier date as the Parties may determine in connection with the transitioning of such supply arrangements to Fuels or LW. Notwithstanding anything to the contrary herein, no Delivery Date shall occur later than the day immediately preceding the Termination Date.
20.2Termination Amount.
(a)The “Termination Amount” shall equal:
(i)Any unpaid amounts owed by Fuels or LW to Macquarie pursuant to the Step-Out Inventory Sales Agreement and, without duplication, in respect of Crude Oil delivered on or prior to the Termination Date but not otherwise accounted for in the Step-Out Inventory Sales Agreement, plus

(ii)all Ancillary Costs incurred through the Termination Date that have not yet been paid or reimbursed by Fuels or LW, plus
(iii)in the case of an early termination, the amount reasonably determined by Macquarie as the breakage costs it incurred directly in connection with the termination, unwinding or redeploying of all Related Hedges as a result of such early termination, including all hedging transactions relating to the roll procedures set forth in the Fee Letter, plus
(iv)the aggregate amount due under Section 10.1(i) and Section 10.2(b), calculated as of the Termination Date with such date being the final day of the last monthly period for which such calculations are to be made under this Agreement; provided that, if such amount under Section 10.1(i) and Section 10.2(b) is due to Macquarie, then such amount shall be included in this Termination Amount as a positive number and if such amount under Section 10.1(i) and Section 10.2(a) is due to Fuels or LW (collectively), then such amount shall be included in this Termination Amount as a negative number, plus
(v)[Reserved]
(vi)[Reserved]
(vii)all unpaid amounts payable hereunder by Macquarie to Fuels or LW (collectively) in respect of Product delivered on or prior to the Termination Date, minus
(viii)all unpaid amounts payable under the Marketing and Sales Agreement by Macquarie to Fuels or LW (collectively) for services provided up to the Termination Date.
All of the foregoing amounts shall be aggregated or netted to a single liquidated amount owing from one Party to the other. If the Termination Amount is a positive number, it shall be due to Macquarie and if it is a negative number, the absolute value thereof shall be due to Fuels and LW.
(b)The Parties acknowledge that one or more of the components of the Termination Amount may not be capable of definitive determination by the Termination Date and therefore agree that Macquarie shall, in a commercially reasonable manner, estimate in good faith each of such components and use such estimated components to determine an estimate of the Termination Amount (the “Estimated Termination Amount”); provided that the Parties agree that Macquarie shall apply the Independent Amount against the Estimated Termination Amount and shall not wait until final settlement is completed pursuant to Section 20.2(c). Without limiting the generality of the foregoing, the Parties agree that the amount due under Section 20.2(a)(i) above shall be estimated by Macquarie in the same manner and using the same methodology as it used in preparing the Estimated Commencement Date Value, but applying the “Step-Out Prices” as indicated in Schedule

B and other price terms provided for herein with respect to the purchase of the Termination Date Volumes. Macquarie shall use commercially reasonable efforts to prepare, and provide Fuels or LW with, an initial Estimated Termination Amount, together with appropriate supporting documentation, at least five (5) Business Days prior to the Termination Date. To the extent reasonably practicable, Macquarie shall endeavor to update its calculation of the Estimated Termination Amount by no later than 12:00 p.m. EST on the Business Day prior to the Termination Date. If Macquarie is able to provide such updated amount, that amount shall constitute the Estimated Termination Amount and shall be due and payable by no later than 5:00 p.m., EST on the Business Day preceding the Termination Date. Otherwise, the initial Estimated Termination Amount shall be the amount payable on the Termination Date. If the Estimated Termination Amount is a positive number, it shall be due to Macquarie and if it is a negative number, the absolute value thereof shall be due to Fuels and LW jointly.
(c)On or before ten (10) Business Days following the Termination Date, Macquarie shall prepare, and provide Fuels or LW with, (i) a statement showing the calculation, as of the Termination Date, of the Termination Amount, (ii) a statement (the “Termination Reconciliation Statement”) reconciling the Termination Amount with the sum of the Estimated Termination Amount pursuant to Section 20.2(b) and the Independent Amount and indicating any amount remaining to be paid by one Party to the other as a result of such reconciliation. Within one (1) Business Day after receiving the Termination Reconciliation Statement and the related supporting documentation, the Parties shall make any and all payments required pursuant thereto. Promptly after receiving such payment (but in any event within five (5) Business Days of such receipt), Macquarie shall (x) cause any filing or recording of any UCC financing forms to be terminated, (y) release and terminate all Lien Documents pursuant to one or more instruments mutually acceptable to the Parties and (z) deliver, re-assign, reconvey and transfer, as applicable, to Fuels or LW any other Credit Support or credit support held or maintained by Macquarie (including, without limitation, the remaining balance, if any, of the Independent Amount after giving effect to this Article 20).
(d)Notwithstanding anything herein to the contrary, Macquarie shall not have any obligation to make any payment contemplated by this Section 20.2, transfer title to Crude Oil or Products or to otherwise cooperate in the transition matters described in Section 20.1 unless (i) Fuels and LW shall have performed their respective obligations under the Step-Out Inventory Sales Agreement and this Section 20.2 as and when required pursuant to the terms hereof and thereof, and (ii) except as otherwise agreed by the Parties, the Master Agreement and all Transactions outstanding thereunder have been terminated and all amounts due with respect to such terminated Transactions shall have been paid in full.
20.3Transition Services. To the extent necessary to facilitate the transition to the purchasers of the storage and transportation rights and status contemplated hereby, each Party shall take such additional actions, execute such further instruments and provide such additional assistance as the other Party may from time to time reasonably request for such purposes.

ARTICLE 21
INDEMNIFICATION; EXPENSES
21.1To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in the Transaction Documents, Macquarie shall defend, indemnify and hold harmless Fuels and LW, their respective Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of
(i)any breach by Macquarie of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Macquarie made herein or in connection herewith proving to be false or misleading or incorrect in any material respect,
(ii)any failure by Macquarie to comply with or observe any Applicable Law,
(iii)Macquarie’s negligence or willful misconduct, or
(iv)injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by Macquarie or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, except to the extent that any indemnified Liability arising under this Section 21.1 has resulted from (A) the negligence or willful misconduct on the part of Fuels or LW, their respective Affiliates or any of their respective employees, representatives, agents or contractors or (B) the breach by Fuels or LW of its obligations hereunder.
21.2To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in this Agreement, Fuels and LW shall defend, indemnify and hold harmless Macquarie, its Affiliates, and their directors, officers, employees, representatives, agents and contractors from and against any Liabilities directly or indirectly arising out of
(i)any breach by Fuels or LW of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Fuels or LW made herein or in connection herewith proving to be false or misleading or incorrect in any material respect, including, without limitation Fuels or LW’s obligation for payment of taxes pursuant to Section 15.1,
(ii)Fuels or LW’s transportation, handling, storage, refining or disposal of any Crude Oil or the products thereof, including any conduct by Fuels or LW on behalf of or as the agent of Macquarie under the Required Storage and Transportation Arrangements,

(iii)Fuels or LW’s failure to comply with its obligations under the terminalling, pipeline and lease agreements underlying the Required Storage and Transportation Arrangements,
(iv)Fuels or LW’s negligence or willful misconduct,
(v)any failure by Fuels or LW to comply with or observe any Applicable Law,
(vi)injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by Fuels or LW or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith,
(vii)actual or alleged presence or release of Hazardous Substances in connection with the Transaction Documents or the transactions contemplated thereby, or any liability under any Environmental Law related in any way to or asserted in connection with the Transaction Documents or the transactions contemplated thereby or
(viii)any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by Fuels or LW, and regardless of whether Macquarie is a party thereto, except to the extent that any Liability arising under this Section 21.2 has resulted from (A) the negligence or willful misconduct on the part of Macquarie, its Affiliates or any of their respective employees, representatives, agents or contractors, or (B) the breach by Macquarie of its obligations hereunder. For the avoidance of doubt, it is the intent of the Parties hereto that the obligations of Fuels and LW in respect of such Liabilities as set forth in this Section 21.2 apply with respect to all Transaction Documents, including without limitation the Sublease, and all transactions contemplated by the Transaction Documents.

21.3The Parties’ obligations to defend, indemnify, and hold each other harmless under the terms of the Transaction Documents shall not vest any rights in any third party (except as expressly provided for in this Article 21), nor shall they be considered an admission of liability or responsibility for any purposes other than those enumerated in the Transaction Documents.
21.4Each Party agrees to notify the other as soon as practicable after receiving notice of any claim or suit brought against it within the indemnities of this Agreement, shall furnish to the other the complete details within its knowledge and shall render all reasonable assistance requested by the other in the defense; provided that, the failure to give such notice shall not affect the indemnification provided hereunder, except to the extent that the indemnifying Party is materially adversely affected by such failure. Each Party shall have the right but not the duty to participate, at its own expense, with counsel of its own selection, in the defense and settlement thereof without relieving the other of any obligations hereunder.
21.5Fuels and LW shall, jointly and severally, pay (i) all reasonable out‑of‑pocket expenses incurred by Macquarie and its Affiliates (including the reasonable fees, charges and disbursements of counsel and tax consultants for Macquarie) in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Transaction Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all out‑of‑pocket expenses incurred by Macquarie and its Affiliates in connection with the enforcement or protection of Macquarie’s rights under or in connection with this Agreement and the other Transaction Documents.  Each of Fuels and LW, and, subject to the limitations of the Guaranty, each Guarantor, including Parent, agree that it is jointly and severally liable to Macquarie and its Affiliates for the payment of all Transaction Obligations, and that such liability is independent of the obligations of the other aforementioned Persons.  Each obligation, promise, covenant, representation and warranty in this Agreement shall be deemed to have been made by, and be binding upon, each of Fuels and LW, unless this Agreement expressly provides otherwise.  Macquarie may bring an action against any of Fuels, LW or any Guarantor, including Parent, whether or not an action is brought against any other Person.
ARTICLE 22
LIMITATION ON DAMAGES
22.1LIMITED RIGHT TO DAMAGES.TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES’ LIABILITY FOR DAMAGES IS LIMITED TO DIRECT, ACTUAL DAMAGES ONLY (WHICH INCLUDE ANY AMOUNTS DETERMINED UNDER Article 19) AND NEITHER PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM, OR THE TERMINATION OF THIS AGREEMENT; PROVIDED, HOWEVER, THAT, SUCH LIMITATION SHALL NOT APPLY WITH RESPECT TO (I) ANY THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION IS AVAILABLE UNDER THIS AGREEMENT OR (II) ANY BREACH OF Article 24. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.
ARTICLE 23
RECORDS AND INSPECTION THEREOF
23.1    During the Term of this Agreement each Party and its duly authorized representative upon reasonable notice, and during normal working hours, shall have access to the accounting records and other documents maintained by the other Party, or any of the other Party’s contractors and agents, which relate to this Agreement; provided that, neither this Article 23 nor any other provision hereof shall entitle Fuels or LW to have access to any records concerning any hedges or offsetting transactions or other trading positions or pricing information that may have been entered into with other parties or utilized in connection with any transactions contemplated hereby or by any other Transaction Document. The right to inspect or audit such records shall survive termination of this Agreement for a period of two (2) years following the Termination Date. Each Party shall preserve, and shall use commercially reasonable efforts to cause all contractors or agents to preserve, all of the aforesaid documents for a period of at least two (2) years from the Termination Date.
ARTICLE 24
CONFIDENTIALITY
24.1In addition to Fuels or LW’s confidentiality obligations under the Transaction Documents, the Parties agree that the specific terms and conditions of this Agreement, including any list of counterparties, the Transaction Documents and the drafts of this Agreement exchanged by the Parties and any information exchanged between the Parties or provided by the SIP to Fuels or LW, including calculations of any fees or other amounts paid by Fuels or LW to Macquarie under this Agreement and all information received by Macquarie from Fuels or LW relating to the costs of operation, operating conditions, and other commercial information of Fuels or LW not made available to the public, are confidential and shall not be disclosed to any third party, except (i) as may be required by court order or Applicable Laws (including without limitation as may be required by any applicable federal or state securities laws), (ii) as requested by a Governmental Authority, (iii) to such Party’s or its Affiliates’ employees, directors, shareholders, auditors, consultants, banks, lenders, financial advisors and legal advisors for purposes of administering, negotiating, considering, processing or evaluating this Agreement and the other Transaction Documents or the transactions contemplated thereby, or (iv) to such Party’s insurance providers, solely for the purpose of procuring insurance coverage or confirming the extent of existing insurance coverage; provided that, prior to any disclosure permitted by this clause (iv), such insurance providers shall have agreed in writing to keep confidential any information or document subject to this Section 24.1. The confidentiality obligations under this Agreement shall survive termination of this Agreement for a period of two (2) years following the Termination Date. The Parties shall be entitled to all remedies available at law, or in equity, to enforce or seek relief in connection with the confidentiality obligations contained herein.
24.2In the case of disclosure covered by clause (i) of Section 24.1, to the extent practicable and in conformance with the relevant court order, Applicable Law or request, the disclosing Party shall notify the other Party in writing of any proceeding of which it is aware which may result in disclosure.
24.3Tax Disclosure. Notwithstanding anything herein to the contrary, the Parties (and their respective employees, representatives or other agents) are authorized to disclose to any person the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Parties relating to that treatment and structure, without the Parties imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.
ARTICLE 25
GOVERNING LAW
25.1THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER STATE.
25.2EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, (WITHOUT RECOURSE TO ARBITRATION UNLESS BOTH PARTIES AGREE IN WRITING), AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE ADDRESS INDICATED IN Article 27. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE.
25.3EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDINGS RELATING TO THIS AGREEMENT.
ARTICLE 26
ASSIGNMENT
26.1This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
26.2Fuels and LW shall not assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the consent of Macquarie. Macquarie may, without Fuels’ or LW’s consent, assign and delegate all of Macquarie’s rights and obligations hereunder to (i) any Affiliate of Macquarie, provided it is no worse a credit counterparty and all of Fuels’ and LW’s costs, if any, are covered-just as provided above for a transfer by Fuels and LW or (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Macquarie’s obligations hereunder, whether by contract, operation of law or otherwise, provided that (i) the creditworthiness of such successor entity is equal or superior to the creditworthiness of Macquarie (taking into account any credit support for Macquarie) immediately prior to such assignment, and (ii) such successor assumes all of the obligations of Macquarie under the Transaction Documents. .
26.3Any attempted assignment in violation of this Article 26 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.
ARTICLE 27
NOTICES
27.1    All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier. A notice shall be deemed to have been received when transmitted by email to the other Party’s email set forth in Schedule M, or on the following Business Day if sent by nationally recognized overnight courier to the other Party’s address set forth in Schedule M and to the attention of the person or department indicated. A Party may change its address or email address by giving written notice in accordance with this Article 27, which is effective upon receipt.
ARTICLE 28
NO WAIVER, CUMULATIVE REMEDIES
28.1The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default or Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default or Default under, this Agreement, whether of a like kind or different nature.
28.2Each and every right granted to the Parties under this Agreement or allowed it by law or equity shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.
ARTICLE 29
NATURE OF THE TRANSACTION AND RELATIONSHIP OF PARTIES
29.1No Partnership or Joint Venture. This Agreement shall not be construed as creating a partnership, association or joint venture between the Parties. It is understood that each Party is an independent contractor with complete charge of its employees and agents in the performance of its duties hereunder, and nothing herein shall be construed to make such Party, or any employee or agent of Fuels or LW, an agent or employee of the other Party.
29.2No Authority to Contract. Neither Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third person; to assume, create, or incur any liability of any kind, express or implied, against or in the name of the other; or to otherwise act as the representative of the other, unless expressly authorized in writing by the other.
29.3No Indebtedness. The transactions contemplated hereunder are intended to be construed and characterized as sales and purchases of commodities and the Lien Documents, the

Independent Amount and any other security posted in connection with this Agreement is to be construed as security for the performance by Fuels or LW of its obligations expressly set out in this Agreement. Fuels and LW will account for transactions arising hereunder in accordance with GAAP however.
ARTICLE 30
MISCELLANEOUS
30.1If any Article, Section or provision of this Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect.
30.2The terms of this Agreement constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Agreement shall not be modified or changed except by written instrument executed by the Parties’ duly authorized representatives.
30.3No promise, representation or inducement has been made by either Party that is not embodied in this Agreement or the Transaction Documents, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.
30.4Time is of the essence with respect to all aspects of each Party’s performance of any obligations under this Agreement.
30.5Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any person other than the Parties and their successors and permitted assigns.
30.6All audit rights, payment, confidentiality and indemnification obligations and obligations under this Agreement shall survive for the time periods specified herein.
30.7This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission, pdf or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.
30.8All transactions hereunder are entered into in reliance on the fact that this Agreement and all such transactions constitute a single, integrated agreement between the Parties, and the Parties would not have otherwise entered into any other transactions hereunder.
30.9In the event of a conflict between any of the Transaction Documents and this Agreement, the term and conditions contained in this Agreement shall control (except solely with respect to any fees, amounts and payments set forth in the Fee Letter).

30.10Macquarie, and Fuels and LW, shall consult with each other with regard to all press releases or other announcements to the general public issued or made at or prior to the Commencement Date concerning this Agreement or the transactions contemplated herein, and, except as may be required by Applicable Laws, neither Fuels, LW nor Macquarie shall issue any such press release or other announcement to the general public without the prior written consent of the other Party, which consent shall not be unreasonably withheld. The Parties shall be obligated to hold all specific terms and provisions of this Agreement strictly confidential until the expiration of two years following the Termination Date under this Agreement. Nothing contained in this Section 30.10 shall prohibit, limit or restrict disclosures by Fuels, LW or Macquarie that are (i) required by Applicable Laws, including any federal or state securities laws, (ii) any court order, judgment or decree, or (iii) ordered, directed, required or suggested by any Governmental Authority.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed by its duly authorized representative as of the date first above written.
MACQUARIE ENERGY NORTH AMERICA TRADING INC.
By:     /s/ Dereje TJ Tedla
Name:    Dereje TJ Tedla
Title:    Division Director

By:     /s/ Patricia E. Donnelly
Name:    Patricia E. Donnelly
Title:    Division Director
POA NO. 1552271, expiring 30 November 2017

CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC,
By:    Calumet Lubricants Co., Limited Partnership,
its sole member

By:    Calumet LP GP, LLC, its general partner

By:    Calumet Operating, LLC, its sole member

By:	Calumet Specialty Products Partners, L.P., its sole member

By:	Calumet GP, LLC, its general partner

By:	/s/ D. West Griffin

Name:	D. West Griffin

Title:	Executive Vice President and Chief Financial Officer

CALUMET SHREVEPORT FUELS, LLC

By:	Calumet Lubricants Co., Limited Partnership, its sole member

By:	Calumet LP GP, LLC, its general partner

By:	Calumet Operating, LLC, its sole member

By:	Calumet Specialty Products Partners, L.P., its sole member

By:	Calumet GP, LLC, its general partner

By:	/s/ D. West Griffin

Name:	D. West Griffin

Title:	Executive Vice President and Chief Financial Officer

INVENTORY SALES AGREEMENT
This Inventory Sales Agreement (this “Agreement”), is made and entered into as of June 19, 2017, by and between Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company (“LW”) located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214 and Macquarie Energy North America Trading Inc. (“Buyer”) (each referred to individually as a “Party” and collectively, the “Parties”).
RECITALS
WHEREAS, LW owns and operates a crude oil refinery and related assets located in Shreveport, Louisiana (the “Refinery”) for the processing and refining of crude oil and other feedstocks and the recovery therefrom of refined products;
WHEREAS, Fuels, LW and Buyer have entered into a Supply and Offtake Agreement, dated June 19, 2017 (as from time to time amended, modified, supplemented, extended, renewed and/or restated, the “S&O Agreement”), pursuant to which, among other things, Buyer will (i) purchase Crude Oil from Fuels or LW as it enters into and is stored in the Crude Storage Tanks, (ii) sell Crude Oil to LW from the Crude Storage Tanks as and when it is to be processed at the Refinery, (iii) purchase Products from LW produced at the Refinery to be stored in the Included Product Tanks, and (iv) sell Products from the Included Product Tanks as and when it is to be sold to Fuels or LW or third parties (including an SIP);
WHEREAS, as a condition (among others) to Buyer’s obligations under the S&O Agreement, on the Commencement Date, LW is to sell to Buyer all Crude Oil and Products then being held at the Included Locations on such date; and
WHEREAS, to satisfy such condition, and to set forth their agreements regarding the protocols to be used for measuring the quantity and quality of Crude Oil and Products being sold by LW and to establish the prices to be paid for such Crude Oil and Products by Buyer, LW and Buyer are entering into this Agreement;
AGREEMENTS
NOW, THEREFORE, in consideration of the foregoing premises, the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, subject to the terms and conditions hereinafter set forth, agree as follows:
SECTION 1: DEFINITIONS
5.1Definitions. All capitalized terms used, but that are not otherwise defined, in the body of this Agreement shall have the meanings ascribed to such terms in the S&O Agreement. The following terms shall have the following meanings for the purposes of this Agreement:
“Agreement” has the meaning set forth in the introductory paragraph immediately preceding the Recitals.

“BS&W” means basic sediment and water.
“Buyer” has the meaning set forth in the introductory paragraph immediately preceding the Recitals.
“Crude and Product Inventory” means all Crude Oil and Products that are held in the Included Locations as of, and owned by LW immediately prior to, the Inventory Transfer Time.
“Definitive Commencement Date Value” means the price of the Definitive Commencement Date Volume.
“Definitive Commencement Date Volume” has the meaning set forth in Section 3.3.
“Estimated Commencement Date Value” has the meaning set forth in Section 4.1.2.
“Independent Inventory Report” has the meaning set forth in Section 3.3 of this Agreement.
“Inventory Measurement Time” means as of a specified time on the Commencement Date, adjusted for timing to match inventory measurement conditions to the greatest extent practical.
“Inventory Transfer Time” means 00:00:01 a.m. MST on the Commencement Date.
“MST” means the prevailing time in the Mountain time zone.
“Parties” and “Party” have the meanings set forth in the introductory paragraph immediately preceding the Recitals.
“Price Adjustment” has the meaning set forth in Section 4.4 of this Agreement.
“Projected Inventory” has the meaning set forth in Section 4.1.1 of this Agreement.
“Refinery” has the meaning set forth in the Recitals of this Agreement.
“S&O Agreement” has the meaning specified in the Recitals hereto.
“Sales Statement” has the meaning set forth in Section 4.3.1 of this Agreement.
SECTION 2: ASSIGNMENT AND CONVEYANCE
2.1Assignment, Purchase and Conveyance. Effective upon the Inventory Transfer Time, LW shall, and hereby does, assign, transfer and deliver unto Buyer, and Buyer shall and hereby does purchase from LW, all of LW’s right, title, and interest in and to all of the Crude and Product Inventory, free and clear of all Liens, claims and encumbrances of any nature, other than Permitted S&O Liens, to have and to hold. LW covenants and agrees to warrant and forever defend good title to the Crude and Product Inventory, free and clear of all Liens, claims and encumbrances of any nature, subject to Permitted S&O Liens, against the claims of all parties claiming the same by, through, or under LW, but not otherwise.

2.2Warranties and Representations of Conveying Party.
All representations and warranties of LW contained herein shall be true and correct on and as of the Commencement Date.
SECTION 3: DETERMINATION OF INVENTORY
3.1Inspection. The Independent Inspection Company shall determine and report the quantity and quality of the physical inventory, except as described in Section 3.2.2 below. Promptly upon appointment of the Independent Inspection Company, LW shall provide Buyer and the Independent Inspection Company with an Inventory Report and any other information related to the Crude and Product Inventory reasonably requested by the Independent Inspection Company for purposes of carrying out the physical inventory, including reports submitted by the respective operators pursuant to Section 3.2.2, and select a date mutually acceptable to the Parties but in any event no later than three (3) Business Days prior to the Commencement Date, for the Independent Inspection Company to commence preparing to survey the physical inventory. The Parties shall agree on and communicate to the Independent Inspection Company the Included Locations, which the Independent Inspection Company shall survey, and the scope of such survey. The cost of the Independent Inspection Company is to be borne by and is the sole responsibility of LW.
3.2Physical Inventory.
3.2.1The Independent Inspection Company shall conduct a survey of the physical inventory at the Included Locations specified by the Parties pursuant to Section 3.1 above at and as of the Inventory Measurement Time, except as described in Section 3.2.2 below. The Independent Inspection Company shall conduct such physical inventory pursuant to its customary procedures and in accordance with the latest ASTM standards and principles then in effect, provided that the Independent Inspection Company shall be instructed by the Parties to maximize, to the extent reasonably practicable, the extent to which tank measurements are conducted on a static tank basis. Each of Buyer and LW shall have the right to witness or appoint a representative to witness on its behalf, the survey of the physical inventory conducted by the Independent Inspection Company.
3.2.2With respect to volumes (if any) located at any Included Product Tanks owned or operated by a third party, the physical inventory shall be determined by such third party at that location based on its normal month-end inventory determination procedures.
3.3Disputes. Either Party or their respective representatives present at the survey of the physical inventory conducted by the Independent Inspection Company at the Inventory Measurement Time may question or dispute the calculations and/or laboratory results of the Independent Inspection Company. The Parties shall use commercially reasonable efforts to assure that any questions or disputes relating to the quantity and the qualitative laboratory results of the entire physical inventory shall be resolved by the Independent Inspection Company within three (3) Business Days after the receipt of the Independent Inspection Company quantity and quality report and the resolution by the Independent Inspection Company shall be final and binding on all Parties. Following resolution of any quantity and quality disputes, the agreed quantity and quality entries, together with the quantity (if any) determined under Section 3.2.2, shall be recorded in the physical inventory report (the “Independent Inventory Report”) and will become the official quantity and quality measurements of the Crude and Product Inventory as of the Inventory Measurement Time. Such recorded quantity shall be adjusted for BS&W and temperature corrected to 60 degrees Fahrenheit and the volume contained in the Included Locations shall be the “Definitive Commencement Date Volume” for purposes of this Agreement.
3.4Independent Inventory Report. The Parties shall use commercially reasonable efforts to cause, within five (5) Business Days after the Inventory Transfer Time, the Independent Inspection Company to provide the Parties with the Independent Inventory Report.
SECTION 4: PAYMENT AND PRICING
4.1Delivery of Estimated Commencement Date Value.
4.3.1Three (3) Business Days prior to the Commencement Date, LW shall deliver to Buyer a notice containing an estimate of the Crude and Product Inventory it projects will be available at the Included Locations at the Inventory Transfer Time (the “Projected Inventory”).
4.3.2Based on the Projected Inventory and such data as are then reasonably available and using the applicable Current Month Pricing Benchmark(s) in effect three (3) Business Days prior to the Commencement Date, Buyer shall, no later than two (2) Business Days prior to the Commencement Date, calculate and notify LW of the purchase value for the Projected Inventory (the “Estimated Commencement Date Value”) available at the Inventory Transfer Time. Buyer shall include the Estimated Commencement Date Value and all supporting calculations used to determine it in the notice delivered to LW.
4.2Payment of Estimated Commencement Date Value. On the Commencement Date, Buyer shall pay to LW an amount equal to the Estimated Commencement Date Value for inventory.
4.3Crude and Product Inventory Sales Statement.
4.3.1Promptly after the Commencement Date, Buyer shall calculate the Definitive Commencement Date Value using the data regarding the Crude and Product Inventory provided in the Independent Inventory Report and the reports submitted by the respective operators pursuant to Section 3.2.2 hereof and deliver to LW a statement including such calculated price (the “Sales Statement”), provided that Buyer has obtained the appropriate information for such calculation. Buyer shall use the Current Month Pricing Benchmark(s) in effect as of the Commencement Date to price the various quantities set forth in the Independent Inventory Report and the reports submitted by the respective operators pursuant to Section 3.2.2 hereof. Buyer shall include in the Sales Statement all supporting calculations and documentation used to determine the Definitive Commencement Date Value.
4.3.2Unless LW gives notice to Buyer on or before the third (3rd) Business Day after LW’s receipt of the Sales Statement that LW disputes the Definitive Commencement Date Value specified in the Sales Statement, the Definitive Commencement Date Value shall be as specified in the Sales Statement. If LW gives timely notice to Buyer that it disputes the Definitive

Commencement Date Value specified in the Sales Statement, the Parties shall consult in good faith and use all reasonable efforts to agree upon the calculation of the Definitive Commencement Date Value. If the Parties have not agreed on the Definitive Commencement Date Value within one (1) Business Day after Buyer’s receipt of LW’s dispute notice, either Party shall have the right to submit such matters as remain in dispute to a single accounting firm of recognized national standing as the Parties shall mutually agree, for final resolution, which resolution shall be binding upon the Parties, and judgment upon which may be entered in any court having jurisdiction over the Party against which such determination is sought to be enforced; provided, however, that the Definitive Commencement Date Volume, as provided in the Independent Inventory Report prepared by the Independent Inspection Company, shall not be subject to further review or dispute except with respect to manifest error. The accounting firm’s determination shall be in the form of a written opinion as is appropriate under the circumstances and shall confirm that the Definitive Commencement Date Volume was rendered in accordance with this Section 4.3. The fees and expenses of such accounting firm for its services in resolving such dispute shall be borne equally by the Parties.
4.4Crude and Product Inventory Sales Price Adjustment. Upon final determination of the Definitive Commencement Date Value pursuant to Section 4.3, a true-up adjustment will be made in accordance with the provisions of this Section 4.4 (the “Price Adjustment”). If the Definitive Commencement Date Value is greater than the Estimated Commencement Date Value paid to LW pursuant to Section 4.2, then Buyer shall make a payment to LW in an amount equal to such excess. If the Estimated Commencement Date Value paid to LW pursuant to Section 4.2 is greater than the Definitive Commencement Date Value, then LW shall make a payment to Buyer in an amount equal to such excess. Any such payment by Buyer or LW shall be made by wire transfer of immediately available funds on or before the third (3rd) Business Day after receipt of the Sales Statement (subject to the resolution of any dispute pursuant to Section 4.3.2). As a result of the payments made under this Section 4.4, Buyer shall have paid to LW an amount equal to the Definitive Commencement Date Value for the Crude and Product Inventory.
4.5Taxes. The Parties agree that the provisions of Article 15 of the S&O Agreement relating to tax matters shall apply to this Agreement and the transactions contemplated hereby to the same extent as if set forth herein in full (except that references to the “Company” shall be deemed to refer to LW hereunder and references to “Macquarie” shall be deemed to refer to the Buyer hereunder).
SECTION 5: MISCELLANEOUS
5.1Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
5.6.1LW shall not assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the consent of Buyer. Buyer may, without the consent of LW, assign and delegate all of Buyer’s rights and obligations hereunder to (i) any Affiliate of Buyer, provided no worse credit counterparty and all costs of LW, if any, are covered or (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Buyer’s obligations hereunder, whether by contract, operation of law or otherwise, provided that (i) the creditworthiness of such successor entity is equal or superior to the creditworthiness of Buyer (taking into account any credit support for Buyer) immediately prior to such assignment, and (ii) such successor assumes all of the obligations of Buyer under the Transaction Documents.
5.6.2Any attempted assignment in violation of this Section 5 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.
5.2Notices. All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier. A notice shall be deemed to have been received when transmitted by email to the other Party’s email address set forth in Schedule M of the S&O Agreement, or on the following Business Day if sent by nationally recognized overnight courier to the other Party’s address set forth in Schedule M of the S&O Agreement and to the attention of the person or department indicated. A Party may change its address or email address by giving written notice in accordance with this Section, which is effective upon receipt.
5.3Severability. In the event any portion of this Agreement shall be found by a court of competent jurisdiction to be unenforceable, that portion of this Agreement will be null and void and the remainder of this Agreement will be binding on the Parties as if the unenforceable provisions had never been contained herein.
5.4Waiver; Limitation of Liability.
5.6.1The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, or default under, this Agreement, whether of a like kind or different nature.
5.6.2IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INCIDENTAL, SPECIAL, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES, INCLUDING LOST PROFITS, ARISING UNDER THIS AGREEMENT.
5.5Entire Agreement; Amendment. The terms of this Agreement, together with the Exhibits hereto, constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Agreement shall not be modified or changed except by written instrument executed by the Parties’ duly authorized representatives. Headings, subheadings and captions are for the convenience of the parties only and shall not be used to construe the meaning or intent of any provision hereof.

5.6Choice of Law; Dispute Resolution.
5.6.1This Agreement shall be governed by, construed and enforced under the laws of the State of New York without giving effect to its conflicts of laws principles that would require the application of the laws of another state.
5.6.2Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of any federal or state court of competent jurisdiction situated in the City of New York, (without recourse to arbitration unless both Parties agree in writing), and to service of process by certified mail, delivered to the Party at the address indicated in Schedule M of the S&O Agreement. Each Party hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any objection to personal jurisdiction, whether on grounds of venue, residence or domicile.
5.6.3EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDINGS RELATING TO THIS AGREEMENT.
5.7Counterparts. This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.
5.8Further Assurances. All Parties agree to execute and deliver, from time to time, such other and additional instruments, notices, transfer orders and other documents, and to do all such other and further acts and things as may be necessary to more fully and effectively transfer and assign the Crude and Product Inventory to Buyer.
5.9Third Party Consents. The assignment and conveyance set forth in this Agreement shall not constitute an assignment or transfer of any of the Crude and Product Inventory if an attempted assignment thereof without the prior consent of a third party would result in a termination thereof, unless and until such consent shall have been obtained, at which time such asset(s) shall be and is hereby deemed to be transferred and assigned to Buyer in accordance herewith.
[Signature page follows.]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed by its duly authorized representative as of the date first above written.

MACQUARIE ENERGY NORTH AMERICA TRADING INC.

By:     /s/ Dereje TJ Tedla
Name:    Dereje TJ Tedla
Title:    Division Director

By:     /s/ Patricia E. Donnelly
Name:    Patricia E. Donnelly
Title:    Division Director

POA NO. 1552271, expiring 30 November 2017

CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC,

By:	Calumet Lubricants Co., Limited Partnership, its sole member

By:	Calumet LP GP, LLC, its general partner

By:	Calumet Operating, LLC, its sole member

By:	Calumet Specialty Products Partners, L.P., its sole member

By:    Calumet GP, LLC, its general partner

By:	/s/ D. West Griffin

Name:	D. West Griffin

Title:	Executive Vice President and Chief Financial Officer

MARKETING AND SALES AGREEMENT
This Marketing and Sales Agreement (this “Agreement”) is made and entered into as of June 19, 2017, by and among Macquarie Energy North America Trading Inc. (“Macquarie”), a Delaware corporation, located at 500 Dallas Street, Suite 3300 Houston, Texas 77002, Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company (“LW”) located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214, and Calumet Shreveport Fuels, LLC, an Indiana limited liability company (“Fuels”) located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214 (each referred to individually as a “Party” or collectively as the “Parties”).
RECITALS:
WHEREAS, LW owns and operates a crude oil refinery located in Shreveport, Louisiana (the “Refinery”) for the processing and refining of crude oil and other feedstocks and the recovery therefrom of refined products;
WHEREAS, the Parties entered into the Supply and Offtake Agreement (as defined below) pursuant to which, among other Transaction Documents, Macquarie will (i) purchase Crude Oil from LW as it enters into and is stored in the Crude Storage Tanks, (ii) sell Crude Oil to LW from the Crude Storage Tanks as and when it is to be processed at the Refinery, (iii) purchase Products from LW produced at the Refinery to be stored in the Included Product Tanks, and (iv) sell Products from the Included Product Tanks as and when it is to be sold to Fuels, LW or third parties (including the SIP);
WHEREAS, the Parties have agreed that, for the term of the Supply and Offtake Agreement, Fuels and LW shall provide professional consulting, liaison, and other related services to assist Macquarie in the marketing and sale of the refined products acquired by Macquarie under the Supply and Offtake Agreement upon the terms and conditions set forth herein;
NOW, THEREFORE, in consideration of the premises and the respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do agree hereby as follows:
ARTICLE 1
DEFINITIONS AND CONSTRUCTION
Section 1.1Definitions.
All capitalized terms used and not defined in this Agreement (including the recitals hereof) shall have the meanings assigned to them in the Supply and Offtake Agreement. For purposes of this Agreement, including the forgoing recitals, the following terms shall have the meanings indicated below:
“Additional Product Transaction” has the meaning specified in Section 2.7(a).

“Company Purchase Agreement” has the meaning specified in Section 2.6(b).
“Company Purchaser” has the meaning specified in Section 2.6(a).
“Company’s Product Exchange Operations” means the sale and distribution of branded and unbranded gasoline and diesel fuel by Fuels or LW in the wholesale and bulk markets, via exchange to third parties at downstream locations.
“Company’s Product Marketing Operations” means, collectively, the Company’s Rack Sales Operations, the Company’s Unbranded Product Operations, the Company’s Product Exchange Operations, and all other marketing operations entered into by Fuels or LW in the ordinary course of business to sell and distribute Products.
“Company’s Rack Sales Operations” means the sale and distribution of unbranded gasoline and diesel fuel by Fuels or LW in the wholesale and bulk markets, via rack sales at the Refinery or at downstream locations.
“Company’s Unbranded Product Operations” means the sale and distribution of unbranded gasoline and diesel fuel by Fuels or LW and its Affiliates for purposes of retail operations and third party distribution.
“Customer” means any third party purchaser of Product from Macquarie (other than Fuels and LW or any of their respective Affiliates and the SIP).
“Defaulting Party” has the meaning specified in Section 6.1.
“Included Sales Transaction” means any agreement between Macquarie and a Customer at the request of Fuels or LW under Section 2.2 providing for the sale by Macquarie and the purchase by such Customer of an agreed quantity of a specified Product, but, for the avoidance of doubt, shall exclude any sales by Macquarie to the SIP.
“Included Transaction” means (i) any Included Sales Transaction entered into pursuant to Section 2.2(b) or (ii) any Included Product Purchase Transaction entered into pursuant to Section 2.3(b) of this Agreement or Section 8.1(c) of the Supply and Offtake Agreement.
“Non-Defaulting Party” has the meaning specified in Section 6.1.
“Monthly Intermediation Fee” has the meaning specified in the Fee Letter.
“Product Sales Fee” has the meaning specified in Section 2.2(a).
“Product Supplier” means any third party seller of Products identified by Fuels or LW and with which Fuels or LW proposes that Macquarie enter into an Included Product Purchase Transaction in accordance with Section 2.3.
“Staff” has the meaning specified in Section 2.1(a).

“Storage Facilities” means the storage, loading and offloading facilities located at the Refinery, including the Crude Storage Tanks and the Refinery Product Storage Tanks, and all pumping, pipeline, rail and truck facilities and other delivery and loading facilities related thereto, all pipelines and related or associated facilities and infrastructure, together with all modifications or additions thereto.
“Supply and Offtake Agreement” means the Supply and Offtake Agreement by and between Macquarie, Fuels and LW, dated as of June 19, 2017, as from time to time amended, modified, supplemented, extended, renewed and/or restated amended, modified and/or restated.
Section 1.2Construction of Agreement.
(a)Unless otherwise specified, all references herein are to the Articles and Sections to this Agreement.
(b)All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.
(c)Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.
(d)Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.
(e)Unless expressly provided otherwise, references herein to “consent” mean the prior written consent of the Party at issue, which shall not be unreasonably withheld, delayed or conditioned.
(f)A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.
(g)Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.
(h)Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, modified, supplemented, extended, renewed or restated from time to time.
(i)Unless otherwise expressly stated herein, any reference to “volume” shall be deemed to refer to the net volume.
(j)The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(k)All notices delivered to either Fuels or LW by any other Party hereto shall be deemed to be notice to both such Persons. All notices from either Fuels or LW to any other Party hereto shall be deemed to be notices from both such Persons.
Section 1.3Acknowledgement. The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.
ARTICLE 2
MARKETING OF PRODUCTS
Section 2.1Marketing Services.
(a)Services. Fuels and LW agree to assist in marketing Products by serving as a liaison between Macquarie and potential Customers with respect to term and spot sales of Products to such Customers in accordance with the terms hereof. Fuels and LW agree to maintain a staff of employees (the “Staff”) at the Refinery or at such other offices of Fuels, LW or their respective Affiliates as Fuels or LW may deem most efficient or desirable (including employees of Affiliates to the extent necessary or appropriate for purposes of providing the services contemplated hereby) that is experienced and knowledgeable in marketing and selling refined petroleum products and distribution operations. The Staff and designated employees of Macquarie shall work cooperatively with each other to generate sales of Products as contemplated by the terms of this Agreement.
(b)Target Volumes. Subject to the terms and conditions set forth herein, Fuels and LW shall endeavor in a commercially reasonable manner to arrange for Product sales (taking into account sales to the SIP) in such volumes so that, as of the end of each calendar month, the volume of each Product held by Macquarie in the Storage Facilities is as close as reasonably practicable to the Target Month End Product Volume for such Product.
(c)No Sales Obligations. Notwithstanding anything herein to the contrary, Macquarie shall have no obligation to complete any sales hereunder, unless Macquarie otherwise agrees.
(d)Third Party Sales. Subject to Section 2.8, Macquarie, Fuels and LW agree that Fuels and LW shall market and otherwise arrange for sales of Products, and that Macquarie (i) though not obligated to do so, shall, absent an Event of Default, make commercially reasonable efforts to sell Products to Fuels and LW before selling to another Person other than the SIP, and (ii) shall follow the procedures established pursuant to Section 8.2(c) of the Supply and Offtake Agreement for sales of Products to any Person other than Fuels, LW or an SIP.
Section 2.2Included Sales Transactions.
(a)Sale; Product Sales Fee. From time to time during the term of this Agreement, Fuels and LW may identify potential Customers who wish to enter into Included Sales Transactions with Macquarie. Fuels and LW may discuss with any such potential Customer the price, quantity, delivery period or periods, product grade and other material terms on which such potential Customer is prepared to agree to an Included Sales Transaction. Fuels and LW shall have no authority to bind Macquarie to, or enter into on Macquarie’s behalf, any Included Sales Transaction and shall not represent to any potential Customer that it has such authority. If Fuels or LW negotiated an offer from a potential Customer to enter into an Included Sales Transaction that complies with the terms and conditions hereof, Fuels or LW shall apprise Macquarie in writing (which may be via email) of the terms of such offer and Macquarie shall promptly determine and advise Fuels or LW as to whether Macquarie desires to accept such offer. For each such offer presented to Macquarie, (i) Fuels or LW shall prepare and provide to Macquarie a trade ticket listing the proposed Customer, price, quantity, delivery period(s), product grade and other material terms of such offer (in the form prescribed in Schedule Q to the Supply and Offtake Agreement) and (ii) Fuels or LW and Macquarie shall agree to a fee per Barrel (“Product Sales Fee”) that shall be due from Fuels or LW to Macquarie with respect to each Barrel sold under the proposed Included Sales Transaction if entered into by Macquarie and such potential Customer. Macquarie shall not be obligated to consider a proposed Included Sales Transaction unless the Parties have agreed to the Product Sales Fee with respect thereto. The payment of such Product Sales Fee shall be determined in accordance with Section 8.12 and Schedule C of the Supply and Offtake Agreement.
(b)Confirmation Procedures. If Macquarie desires to accept any such offer, then Macquarie shall endeavor to promptly communicate its formal acceptance of such offer to Fuels or LW and to the potential Customer so that Macquarie may establish a binding agreement between Macquarie and such potential Customer. If a binding agreement is so established to Macquarie’s satisfaction, then Macquarie shall seek to finalize and confirm such Included Sales Transaction using its ordinary documentation and confirmation procedures. In the event the pricing terms agreed to by Macquarie differ from those negotiated by Fuels or LW and offered to Macquarie, Macquarie shall utilize the price negotiated by Macquarie and offered to Macquarie for purposes of calculating the Aggregate Product Sale Receipts for purposes of computing the Monthly Product Sale Adjustment. If Macquarie enters into an Included Sales Transaction it shall promptly confirm this to Fuels or LW by sending to Fuels or LW an email confirmation notifying Fuels or LW that a transaction has been executed on the basis of the relevant trade ticket. In addition, if the relevant Customer has consented to Macquarie sharing copies of the agreement underlying the Included Sales Transaction with Fuels or LW, then Macquarie shall provide a copy thereof to Fuels or LW.
(c)Rejection. Macquarie may, in its discretion, acting in good faith, elect to reject any such offer to enter into an Included Sales Transaction. Macquarie’s decision to reject any such offer shall be based on such factors and considerations as Macquarie deems relevant, which may include (without limitation) the proposed commercial terms, credit considerations (including credit quality and credit limits), reputational considerations, prior or current interactions between Macquarie and the proposed Customer, know your customer requirements (if any), the presence or absence of trading documentation between Macquarie and the proposed Customer, the presence or absence of a pre-existing trading relationship with the proposed Customer or the suitability of the proposed Customer for such transaction. Macquarie reserves the right to accept or reject any potential transaction with such counterparty in accordance with this Section 2.2(c); provided that, Macquarie shall not refuse to trade with any counterparty based solely on the fact that such trade was presented to it by Fuels or LW hereunder where, at such time, Macquarie would otherwise have traded with such counterparty on such terms and under all other applicable policies and limitations.
Section 2.3Included Product Purchase Transactions.
(a)Purchase; Intermediation Fee. From time to time, based on LW’s estimates of the Refinery’s expected Product yields and the volume requirements of the Company’s Product Marketing Operations, Fuels or LW may propose that Macquarie enter into an Included Product Purchase Transaction with an identified Product Supplier. Fuels or LW may discuss with any such potential Product Supplier the price, quantity, delivery period or periods, product grade and other terms of such potential Included Product Purchase Transaction. Neither Fuels nor LW shall have any authority to bind Macquarie to, or enter into on Macquarie’s behalf, any Included Product Purchase Transaction and shall not represent to any potential Product Supplier that either has such authority. If Fuels or LW has negotiated an offer from a potential Product Supplier to enter into an Included Product Purchase Transaction that complies with the terms and conditions hereof, Fuels or LW shall apprise Macquarie in writing (which may be via email) of the terms of such offer and Macquarie shall promptly determine and advise Fuels or LW as to whether Macquarie desires to accept such offer. For each such offer presented to Macquarie, (i) Fuels or LW shall prepare and provide to Macquarie a trade ticket listing the proposed Product Supplier, price, quantity, delivery period(s), product grade and other material terms of such offer (in the form prescribed in Schedule Q to the Supply and Offtake Agreement) and (ii) each Barrel purchased under the proposed Included Product Purchase Transaction if entered into by Macquarie and such potential Product Supplier shall be included (without duplication) in determining the Monthly Intermediation Fee. The payment of such Monthly Intermediation Fee shall be determined in accordance with the Fee Letter.
(b)Confirmation Procedures. If Macquarie desires to accept any such offer, then Macquarie shall endeavor to promptly communicate its formal acceptance of such offer to Fuels or LW and to the potential Product Supplier so that Macquarie may establish a binding agreement between Macquarie and such potential Product Supplier. If a binding agreement is so established to Macquarie’s satisfaction, then Macquarie shall seek to finalize and confirm such Included Product Purchase Transaction using its ordinary documentation and confirmation procedures. In the event the pricing terms agreed to by Macquarie differ from those negotiated by Fuels or LW and offered to Macquarie, Macquarie shall utilize the price negotiated by Macquarie and offered to Macquarie for purposes of calculating the Aggregate Product Purchase Proceeds for purposes of computing the Monthly Product Purchase Adjustment. If Macquarie enters into an Included Product Purchase Transaction it shall promptly confirm this to Fuels or LW by sending to Fuels or LW an email confirmation notifying Fuels or LW that a transaction has been executed on the basis of the relevant trade ticket. In addition, if the relevant Customer has consented to Macquarie sharing copies of the agreement underlying the Included Product Purchase Transaction with Fuels or LW, then Macquarie shall provide a copy thereof to Fuels or LW.
(c)Rejection. Macquarie may, in its discretion, acting in good faith, elect to reject any such offer to enter into an Included Product Purchase Transaction. Macquarie’s decision to reject any such offer shall be based on such factors and considerations as Macquarie deems relevant, which may include (without limitation) the proposed commercial terms, credit considerations (including credit quality and credit limits), reputational considerations, prior or current interactions between Macquarie and the proposed Product Supplier, the presence or absence of trading documentation between Macquarie and the proposed Product Supplier, the presence or absence of a pre-existing trading relationship with the proposed Product Supplier or the suitability of the proposed Product Supplier for such transaction. Macquarie reserves the right to accept or reject any potential transaction with such counterparty in accordance with this Section 2.3(c); provided that, Macquarie shall not refuse to trade with any counterparty based solely on the fact that such trade was presented to it by Fuels or LW hereunder where, at such time, Macquarie would otherwise have traded with such counterparty on such terms and under all other applicable policies and limitations.
(d)Subsequent Sales. If Macquarie acquires any Product under an Included Product Purchase Transaction, such Product shall be subject to further resale (i) to Fuels or LW in accordance with the Supply and Offtake Agreement, (ii) under Included Sales Transactions and/or Company Purchase Agreements, or (iii) to the SIP under the SIP-Macquarie Products Sales and Purchase Agreement to the same extent as any Product acquired by Macquarie under the Supply and Offtake Agreement.
Section 2.4Volume Reporting. Fuels and LW agrees that it shall not propose, and Macquarie shall not be requested or obligated to enter into, any Included Transactions until Fuels or LW has established, to Macquarie’s reasonable satisfaction, procedures and mechanisms for determining and reporting the specific volumes that are from time to time subject to each such Included Transaction.
Section 2.5Additional Transaction Terms and Guidelines. When identifying any potential Included Sales Transaction or Included Product Purchase Transaction, Fuels and LW shall use commercially reasonable efforts to comply with any guidelines that Macquarie may from time to time provide to Fuels or LW, in writing, to be observed by Fuels and LW in seeking to identify such transactions.
Section 2.6Sales to Fuels and LW.
(a)Company Sales. Fuels and LW and certain of their respective Affiliates (each, a “Company Purchaser”) intend to purchase Products consisting of non-finished fuels, jet fuel, and certain intermediates from Macquarie for purposes of Company’s Product Marketing Operations. In addition, in the event that Macquarie elects not to enter into an Included Sales Transaction with a Customer that Fuels or LW has proposed to Macquarie pursuant to Section 2.2, and at such time Fuels or LW has reasonably determined that Product sales consisting of non-finished fuels, jet fuel, or certain intermediates are being made at an insufficient rate to permit the Refinery to continue its ordinary commercial operations with respect to such Products, then a Company Purchaser may, at its election, enter into an agreement with such proposed Customer for the sale of Products consisting of non-finished fuels, jet fuel, or certain intermediates and the Company Purchaser shall be permitted to purchase Products consisting of non-finished fuels, jet fuel, and certain intermediates from Macquarie necessary to supply such proposed Customer at a price equal to the Current Month Pricing Benchmark(s).

(b)Bulk Transactions. If, in Macquarie’s judgment, any proposed sale to a Company Purchaser under Section 2.6(a) involves a bulk quantity, taking into account the quantities generally subject to transactions being entered into by Company Purchasers under Section 2.6(a), then Macquarie may require that such bulk quantity transaction be separately confirmed and settled between Macquarie and such Company Purchaser. Any such separately confirmed and settled transaction shall be a “Company Purchase Agreement” hereunder. Macquarie shall have the right to require that a Company Purchaser provide Macquarie with documentation and other diligence before entering into any such Company Purchase Agreement.
(c)Company Purchase Agreement Price. The Parties acknowledge and agree that the purchase price payable by the Company Purchaser to Macquarie under a Company Purchase Agreement shall be the purchase price specified in the confirmation for such transaction.
(d)Standard Transaction Price. The purchase price for any Product delivered to or lifted by a Company Purchaser that is not subject to a Company Purchase Agreement shall be at a price equal to the Current Month Pricing Benchmark(s).
(e)Company Purchases. Provided no Event of Default has occurred and is continuing, Fuels and LW shall be permitted to purchase Products consisting of non-finished fuels, jet fuel, and certain intermediates from the Included Product Tanks and take delivery of such Products at any Products Delivery Point in accordance with the Weekly Product Projection, or as otherwise mutually agreed to by the Parties.
(f)Title and Risk of Loss. The Parties acknowledge that, for any Product that a Company Purchaser buys from Macquarie without a Company Purchase Agreement, title and risk of loss to such Product shall pass to such Company Purchaser as such Product leaves the relevant outlet flange or other delivery point at which delivery is made to such Company Purchaser, at which point such Company Purchaser may further transfer title and risk of loss to such Product without restriction hereunder.
Section 2.7Additional Product Transactions.
(a)Proposed Third Party Transaction. Macquarie may, from time to time and only with Fuels or LW’s express consent, propose and agree to sell quantities of Products in transactions to third parties not introduced to Macquarie pursuant to Section 2.2(a) above or executed with Company Purchasers under Section 2.6(a) (other than the SIP) (each, an “Additional Product Transaction”). Promptly after entering into an Additional Product Transaction, Macquarie shall advise Fuels and LW of the Product quantities and delivery periods for that Additional Product Transaction.
(b)Adjustment to Target Volume. For any calendar month in which quantities of Products are delivered by Macquarie under one or more Additional Product Transactions entered into during such month, the Target Month End Product Volume of any such Product for the end of such month shall be reduced by the aggregate net quantity of such Product so delivered to the extent such Additional Product Transactions are entered into after such Target Month End Product Volume is established.

(c)Definition. To confirm the intended scope of the term Additional Product Transaction, the Parties acknowledge and agree that Additional Product Transactions apply only to quantities of Products held in the Storage Facilities and not to any other transactions involving fuels to which Macquarie may be a party or to any transaction between Macquarie and the SIP under the SIP-Macquarie Products Sales and Purchase Agreement.
Section 2.8SIP Transactions
The Parties acknowledge that all Products, to the extent of the forecasted volumes established pursuant to Section 2.2 of the SIP-Macquarie Products Sales and Purchase Agreement, other than non-finished fuels, jet fuels and intermediates, are expected to be sold by Macquarie to the SIP pursuant to the SIP-Macquarie Products Sales and Purchase Agreement, and re-sold by the SIP to LW and Fuels pursuant to the SIP-Company Products Sales and Purchase Agreement. Nothing in this Agreement shall be construed to prohibit or otherwise restrict Macquarie’s right to deliver Products in accordance with the SIP-Macquarie Products Sales and Purchase Agreement.
ARTICLE 3
MONTHLY TRUE-UP
Section 3.1Monthly True-up Amounts. The Monthly True-up Amount for all Products sold or purchased pursuant to this Agreement shall be calculated pursuant to Schedule C of the Supply and Offtake Agreement, and Sections 6.7, 6.8, 7.7, 8.11 and 9.1(c) of the Supply and Offtake Agreement.
Section 3.2Applicable Fees. Fuels and LW acknowledge and agree that, as part of the calculation of each Monthly True-up Amount, Fuels and LW shall owe to Macquarie (i) the applicable Product Sales Fees for all Products delivered to Customers under Included Sales Transactions during the relevant month and (ii) the Monthly Intermediation Fee for all Products delivered to Macquarie under Included Product Purchase Transactions during the relevant month. Notwithstanding anything herein to the contrary, the Parties hereby acknowledge and agree that unless one or more transactions are completed in accordance with Section 2.2 and Section 2.3, there shall be no amount due or payable under this Section 3.2.
ARTICLE 4
CREDIT REQUIREMENTS
Section 4.1Secured Obligations. All obligations of Fuels and LW under or in connection with this Agreement, including under any Company Purchase Agreements, constitute obligations that are secured by the Credit Support under the Lien Documents, the Guaranty and the Independent Amount referred to in Section 13.4 of the Supply and Offtake Agreement.
Section 4.2Other Credit Support. Based on its assessment of such credit, commercial and other relevant considerations as it deems appropriate (including those referred to in Section 2.2 and Section 2.3 above), Macquarie may require further credit support from Customers, Product

Suppliers or Company Purchasers other than Fuels and LW in connection with transactions entered into as contemplated hereby pursuant to the agreements underlying the respective Included Transactions or Company Purchase Agreements. Any such further credit support provided shall be in addition to and not in lieu of the credit support referred to in Section 4.1 above.
ARTICLE 5
TERM
Section 5.1Term. The term of this Agreement shall commence on the Commencement Date and end on the later of the Termination Date (as defined in the Supply and Offtake Agreement) or the last day on which any Crude Oil or Products owned by Macquarie are held in any of the Included Locations.
ARTICLE 6
EVENT OF DEFAULT; TERMINATION
Section 6.1Event of Default; Remedies. Notwithstanding any other provision of this Agreement, if any Event of Default (as defined in the Supply and Offtake Agreement) with respect to Fuels and LW, on the one hand, or Macquarie, on the other hand (such defaulting Party, the “Defaulting Party”) has occurred and is continuing, Macquarie (where Fuels and LW is the Defaulting Party) or Fuels and LW (where Macquarie is the Defaulting Party) (such non-defaulting Party or Parties, the “Non-Defaulting Party”) may, without notice, (i) terminate the Agreement and demand payment of all obligations due to it hereunder by the Defaulting Party and/or (ii) subject to Section 6.2, exercise any rights and remedies provided or available to the Non-Defaulting Party under this Agreement, the Supply and Offtake Agreement, the other Transaction Documents or at law or equity, including all remedies provided under the UCC and as provided under Section 6.3.
Section 6.2No Abandonment of Rights. No delay or failure on the part of the Non-Defaulting Party in exercising any right or remedy to which it may be entitled on account of any Event of Default shall constitute an abandonment of any such right, and the Non-Defaulting Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default.
Section 6.3Rights Cumulative. The Non-Defaulting Party’s rights under this Agreement (including this ARTICLE 6) shall be in addition to, and not in limitation or exclusion of, any other rights which the Non-Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights of recoupment, setoff, combination of accounts or other rights that may from time to time be provided in connection with this Agreement, the Supply and Offtake Agreement, or the other Transaction Documents. The Defaulting Party shall defend, indemnify, release and hold the Non-Defaulting Party harmless from all reasonable out of pocket costs and expenses, including reasonable attorney fees, incurred in the exercise of any remedies hereunder.
Section 6.4Setoff. If an Event of Default has occurred and is continuing, the Non-Defaulting Party may, without limitation on its rights under this Agreement (including this ARTICLE

6), set off amounts which the Defaulting Party owes to it against any amounts which it owes to the Defaulting Party.
ARTICLE 7
FORCE MAJEURE
Section 7.1The Parties agree that the provisions of Article 17 of the Supply and Offtake Agreement relating to Force Majeure shall apply to this Agreement and the transactions contemplated hereby to the same extent as if set forth herein in full.
ARTICLE 8
GOVERNING LAW
Section 8.1THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICTS OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICAITON OF THE LAWS OF ANOTHER STATE.
Section 8.2EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, (WITHOUT RECOURSE TO ARBITRATION UNLESS BOTH PARTIES AGREE IN WRITING), AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE ADDRESS INDICATED IN SCHEDULE M OF THE SUPPLY AND OFFTAKE AGREEMENT. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE.
Section 8.3EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDINGS RELATING TO THIS AGREEMENT.
ARTICLE 9
ASSIGNMENT
Section 9.1This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
Section 9.2Fuels and LW shall not assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the consent of Macquarie. Macquarie may, without Fuels or LW’s consent, assign and delegate all of Macquarie’s rights and obligations hereunder to (i) any Affiliate of Macquarie, provided no worse credit counterparty and all Fuels’ and LW’s costs, if any, are covered-just as provided above for a transfer by Fuels and LW or (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Macquarie’s obligations hereunder, whether by contract, operation of law or otherwise, provided that (i) the creditworthiness of such successor entity is equal or superior to the creditworthiness of Macquarie (taking into account any credit support for Macquarie) immediately prior to such assignment, and (ii) such successor assumes all of the obligations of Macquarie under the Transaction Documents.
Section 9.3Any attempted assignment in violation of this ARTICLE 9 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.
ARTICLE 10
NOTICE
All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier. A notice shall be deemed to have been received when transmitted by email to the other Party’s email set forth in Schedule M of the Supply and Offtake Agreement, or on the following Business Day if sent by nationally recognized overnight courier to the other Party’s address set forth in Schedule M of the Supply and Offtake Agreement and to the attention of the person or department indicated. A Party may change its address or email address by giving written notice in accordance with this Article, which is effective upon receipt.
ARTICLE 11
NO WAIVER; CUMULATIVE REMEDIES
Section 11.1The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default or Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default or potential Event of Default under, this Agreement, whether of a like kind or different nature.
Section 11.2Each and every right granted to the Parties under this Agreement or allowed it by law or equity, shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.
ARTICLE 12
NATURE OF TRANSACTION AND RELATIONSHIP OF PARTIES
Section 12.1This Agreement shall not be construed as creating a partnership, association or joint venture among the Parties. It is understood that Fuels and LW is an independent contractor with complete charge of its employees and agents in the performance of its duties hereunder, and nothing herein shall be construed to make Fuels and LW, or any of its employees or agent, an agent or employee of Macquarie.
Section 12.2No Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third Person on behalf of the other Party; to assume, create, or incur any Liabilities of any kind, express or implied, against or in the name of the other Party; or to otherwise act as the representative of the other Party, unless expressly authorized in writing by such other Party.
ARTICLE 13
MISCELLANEOUS
Section 13.1If any Article, Section or provision of this Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect.
Section 13.2The terms of this Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Agreement shall not be modified or changed except by written instrument executed by the Parties’ duly authorized representatives.
Section 13.3No promise, representation or inducement has been made by either Party that is not embodied in this Agreement, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.
Section 13.4Time is of the essence with respect to all aspects of each Party’s performance of any obligations under this Agreement.
Section 13.5Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any Person other than the Parties and their successors and permitted assigns.
Section 13.6All audit rights, payment, confidentiality and indemnification obligations and obligations under this Agreement shall survive the expiration or termination of this Agreement.
Section 13.7This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.
Section 13.8All transactions hereunder are entered into in reliance on the fact this Agreement and all such transactions constitute a single integrated agreement between the parties, and the parties would not have otherwise entered into any other transactions hereunder.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed by its duly authorized representative as of the date first above written.
MACQUARIE ENERGY NORTH AMERICA TRADING INC.
By:     /s/ Dereje TJ Tedla
Name:    Dereje TJ Tedla
Title:    Division Director

By:     /s/ Patricia E. Donnelly
Name:    Patricia E. Donnelly
Title:    Division Director
POA NO. 1552271, expiring 30 November 2017

CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC
By:    Calumet Lubricants Co., Limited Partnership,
its sole member
By: Calumet LP GP, LLC, its general partner
By: Calumet Operating, LLC, its sole member
By: Calumet Specialty Products Partners, L.P.,     its sole member
By: Calumet GP, LLC, its general partner
By:        /s/ D. West Griffin
Name: D. West Griffin
Title: Executive Vice President and     Chief Financial Officer

CALUMET SHREVEPORT FUELS, LLC
By:    Calumet Lubricants Co., Limited Partnership,
its sole member
By:    Calumet LP GP, LLC, its general partner
By:    Calumet Operating, LLC, its sole member
By:    Calumet Specialty Products Partners, L.P.,
its sole member
By:    Calumet GP, LLC, its general partner
By:        /s/ D. West Griffin
Name:    D. West Griffin
Title:    Executive Vice President and
Chief Financial Officer

MASTER CRUDE OIL AND PRODUCTS AGREEMENT
This Master Crude Oil and Products Agreement (this “Master Agreement”) is made and entered into as of June 19, 2017 (the “Effective Date”), by and among Macquarie Energy North America Trading Inc. (“MENAT”), a Delaware corporation, located at 500 Dallas Street, Suite 3300 Houston, Texas 77002, Calumet Shreveport Fuels, LLC, an Indiana limited liability company (“Fuels”), and Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company (“LW”), each located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214 (each such forgoing person referred to individually as a “Party” or, collectively, as the “Parties”; provided that for purposes of any payment provision, any netting provision or any calculation hereunder, Fuels and LW will be combined and aggregated together and will constitute and be referred to, together, as a “Party”).
WHEREAS, LW owns and operates a crude oil refinery located in Shreveport, Louisiana (the “Refinery”) for the processing and refining of Crude Oil and other feedstocks and the recovery therefrom of refined Products;
WHEREAS, the Parties entered into the Supply and Offtake Agreement, dated as of the date hereof (together with all schedules, exhibits, and annexes thereto, the “Supply and Offtake Agreement”) (unless otherwise defined or stated herein, capitalized terms shall have the meanings assigned to such terms as defined in the Supply and Offtake Agreement), pursuant to which, among other things, Fuels and LW, on the one hand, and MENAT, on the other hand, have agreed to purchase and sell Crude Oil to each other and to purchase and sell (and deliver) certain refined Products produced by the Refinery to each other, as more fully described therein and upon the terms and conditions set forth therein;
WHEREAS, the Parties have agreed that, for the term of the Supply and Offtake Agreement, Fuels and LW and MENAT will enter into a “Master Agreement” pursuant to which the terms and conditions of the purchase and sale of Crude Oil and Products would be governed;
NOW, THEREFORE, in consideration of the premises and the respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do agree hereby as follows:

1.	Purchases and Sales of Crude
The terms of all Crude Oil purchases, sales, or exchanges between Fuels and LW, as applicable, on the one hand, and MENAT, on the other hand, entered into in connection with the Supply and Offtake Agreement or the Marketing and Sales Agreement (the “MSA”) dated as of the date hereof, shall be governed by the Conoco General Provisions for Domestic Crude Oil Agreements, dated January 1, 1993 (as amended by Exhibit A and the other provisions of this Master Agreement, the “Crude Contract”).

2.	Purchases and Sales of Product
The terms of all Product purchases, sales, or exchanges between Fuels and LW, as applicable, on the one hand, and MENAT, on the other hand, entered into in connection with the Supply and Offtake Agreement or the MSA shall be governed by the 2015 edition of the BP Global Oil Americas General Terms & Conditions for Purchases and Sales of Crude Oil, Refined Petroleum and Related Products (as amended by the other provisions of this Master Agreement, the “Products Contract” and together with the Crude Contract, the “Contracts” and each, a “Contract”).

3.	Payment
All payments owing under each Crude Oil transaction and each Products transaction (each individually referred to as a “Transaction” and collectively, “Transactions”) shall be made in accordance with the terms of the Supply and Offtake Agreement. For the sake of clarity, any amounts owing under Article 10 of the Supply and Offtake Agreement for Transactions shall be net such that all amounts owing on a particular day shall result in a single net payment by the owing Party to the owed Party. The Parties agree that if on any date amounts are due and payable by each Party to the other, then, on such date, each Party’s obligation to make payment of any such amounts will be automatically satisfied and discharged by netting the aggregate amount payable by one Party against the aggregate amount payable by the other Party and replacing those payment obligations with a single payment obligation (such obligation, a “Net Payment Amount”) of the Party(ies) owing the larger such aggregate amount to pay the net difference between such aggregate amounts to the other Party(ies) on the applicable payment date by wire transfer of immediately available funds. The Parties shall cooperate to calculate the aggregate mutual amounts due and payable to or from each Party by examining the payments due on each applicable payment date and determining which Party is the net payer and which is the net receiver. For purposes hereof, in respect of any amounts (i) due to Fuels and to LW by MENAT or (ii) owed by Fuels and by LW to MENAT, such amounts, in each case, will be combined and aggregated together, as a total amount due to or owing by, as applicable, Fuels and LW.

4.	Guaranty
The obligations and liabilities of Fuels and LW, collectively, hereunder shall at all times be guaranteed by (and subject to the terms, provisions and limitations (including any cap on liability) set forth in) that certain Guaranty Agreement, dated as of even date hereof, executed by Calumet Specialty Products Partners, L.P., a Delaware limited partnership, in favor of MENAT.

5.	Events of Default
“Event of Default” shall have the meaning set forth in the Supply and Offtake Agreement. An Event of Default under the Supply and Offtake Agreement shall be an Event of Default under this Master Agreement and under each and every Transaction.

6.	Termination Netting Provisions
a.Upon and during the continuance of an Event of Default with respect to a Party, whether one or more in the case of Fuels and LW (the “Defaulting Party”), including in respect of one or more Transaction(s) between the Parties, the other Party, whether one or more in the case of Fuels and LW (the “Non-defaulting Party”), shall have the right, in addition to all other remedies available hereunder or at law and under the Supply and Offtake Agreement, to (i) withhold or refuse additional deliveries or otherwise suspend performance under any Transactions without prior notice, (ii) withhold any payments due to the Defaulting Party under this Master Agreement, (iii) apply the proceeds from or otherwise realize upon any performance assurance, security or other credit support provided by the Defaulting Party, (iv) offset any payments or deliveries due to the Defaulting Party under any Contract or other transactions between the Parties, and (v) on at least one (1) but no more than twenty (20) days’ written notice to the Defaulting Party, designate a day to be the date of which all Transactions terminate (the “Early Termination Date”). If either Fuels or LW is the Defaulting Party, each of Fuels and LW, together, will be and will constitute the Defaulting Party for all purposes herein. If MENAT is the only Defaulting Party, each of Fuels and LW, together, will be and will constitute the Non-defaulting Party.
b.On the Early Termination Date, all delivery obligations of the Parties under each Transaction shall terminate (each individually referred to as a “Terminated Transaction” and collectively, “Terminated Transactions”) and the Non-defaulting Party shall, in good faith and in a commercially reasonable manner, calculate the Close-Out Value (as defined below) for each Terminated Transaction. If the Close-Out Value is positive, such amount shall be due to the buyer under such Terminated Transaction. If such Close-Out Value is negative, such amount shall be due to the seller under such Terminated Transaction. If such Close-Out Value is zero (0), no Close-Out Value shall be due to either Party. The Close-Out Value for each Terminated Transaction in respect of Fuels and LW will be aggregated together for all purposes hereunder. The Non-defaulting Party shall aggregate all amounts due between the Parties into a single net amount (the “Net Termination Payment”) by aggregating or setting-off, as appropriate, (i) the Close-Out Value for each Terminated Transaction and (ii) all unpaid amounts due and owing between the Parties. The Net Termination Payment will be included into the “Settlement Amount” in Subsection 19.2(b) of the Supply and Offtake Agreement. To the extent permitted under the Supply and Offtake Agreement, the Defaulting Party shall also be liable to the Non-defaulting Party for all reasonable attorneys’ fees and enforcement costs resulting from any Event of Default.
c.NOTHING IN THIS SECTION 6 SHALL BE EFFECTIVE TO CREATE A CHARGE OR OTHER SECURITY INTEREST. NO PARTY SHALL BE LIABLE UNDER OR IN CONNECTION WITH THIS MASTER AGREEMENT OR UNDER ANY OTHER THEORY OF LAW, WHETHER IN CONTRACT, TORT OR OTHERWISE, FOR ANY INDIRECT, CONTINGENT, INCIDENTAL, CONSEQUENTIAL, EXEMPLARY, SPECIAL OR PUNITIVE DAMAGES UNDER A TRANSACTION.
d.For the purposes of the foregoing:
“Close-Out Value” means, for each Terminated Transaction, the Market Value minus the Contract Value (as defined below) at the Early Termination

Date, adjusted for the following amounts owing from the Defaulting Party to the Non-Defaulting Party: (i) any brokerage fees, commissions and other similar third party transactional costs and expenses incurred by the Non-defaulting Party as a result of entering into new arrangements to replace Terminated Transactions, (ii) the Non-defaulting Party’s cost of replacing or liquidating commercially reasonable hedges or trading positions related to the Terminated Transactions, (iii) any costs incurred by the Non-defaulting Party in exercising its rights in respect of any performance assurance, security or credit support for the Defaulting Party’s obligations under the Crude Contract, the Products Contract, the Supply and Offtake Agreement and any of the other Transaction Documents, and (iv) any legal costs and fees incurred by the Non-defaulting Party.
“Contract Value” means, for each Terminated Transaction, the present value of the remaining delivery obligations based on the price payable under the applicable Contract and a discount rate determined by the Non-Defaulting Party in a commercially reasonable manner.
“Market Value” means, for each Terminated Transaction, the present value of the remaining delivery obligations based on then-current market prices as determined by the Non-defaulting Party in a commercially reasonable manner, and the Non-defaulting Party may consider, among other things, settlement prices for futures contracts, quotations from leading dealers, bona fide third party offers and a discount rate reasonably selected by the Non-defaulting Party in order to establish such market value.

7.	MISCELLANEOUS
a.THIS MASTER AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER STATE. EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, (WITHOUT RECOURSE TO ARBITRATION UNLESS BOTH PARTIES AGREE IN WRITING), AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE ADDRESS INDICATED IN ARTICLE 27 OF THE SUPPLY AND OFFTAKE AGREEMENT. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDINGS RELATING TO THIS MASTER AGREEMENT.
b.NO PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL,

CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM, OR THE TERMINATION OF THIS MASTER AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.
c.Except for any Transaction that specifically references and expressly excludes the application of this Master Agreement, each Transaction among the Parties shall be governed by this Master Agreement. In the event of any conflict between the terms of this Master Agreement and any Transaction (and whether that Transaction is entered into before or after the Effective Date), this Master Agreement shall govern unless that Transaction specifically references this Master Agreement and expressly provides that it is intended to amend this Master Agreement. Except as provided in this Master Agreement, the terms and conditions of each Transaction shall be unchanged and remain in full force and effect. This Master Agreement and all Transactions constitute a single integrated agreement among the Parties. The Parties acknowledge that this Master Agreement and any subsequent Transactions are entered into in reliance on such integration, and the Parties agree that they would not otherwise have entered into this Master Agreement or any Transactions. In the event of any conflict between the terms of this Master Agreement and the Supply and Offtake Agreement, the terms of the Supply and Offtake Agreement shall govern.
d.This Master Agreement cannot be modified or amended in any way except by written agreement executed by all Parties.
e.In the event any one or more of the provisions contained in this Master Agreement should be held invalid, illegal, or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.
f.This Master Agreement shall remain in effect until terminated by Fuels and LW, on the one hand, or MENAT, on the other hand, upon sixty (60) days prior written notice. Notwithstanding such termination, this Master Agreement shall remain in effect with respect to Transactions entered into prior to the effective date of such termination.
g.This Master Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns. Neither this Master Agreement nor any interest or obligation in or under this Master Agreement may be transferred (whether by way of security or otherwise) by any Party except in connection with an assignment of the Supply and Offtake Agreement. Any purported transfer that is not in compliance with this Section 7(g) will be void.
h.This Master Agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when all of the Parties hereto have each executed one counterpart.
i.In the event of a conflict between any terms and conditions in this Master Agreement, including the Contracts and the amendments set forth on Exhibit A hereto, and the Supply and

Offtake Agreement, the terms and conditions contained in the Supply and Offtake Agreement shall control.
j.The Parties acknowledge and agree to the extent that this Master Agreement, the Crude Contract, the Products Contract, any Transaction or a Party is subject to the application of the United States Bankruptcy Code, this Master Agreement shall constitute a “Master Netting Agreement” and a “forward contract” within the meaning of the United States bankruptcy and insolvency laws.

Please confirm your agreement to the foregoing by executing a copy of this letter and returning it to the undersigned.

Yours truly,
MACQUARIE ENERGY NORTH AMERICA TRADING INC.
By:     /s/ Dereje TJ Tedla
Name:    Dereje TJ Tedla
Title:    Division Director

By:     /s/ Patricia E. Donnelly
Name:    Patricia E. Donnelly
Title:    Division Director
POA NO. 1552271, expiring 30 November 2017

CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC

By: Calumet Lubricants Co., Limited Partnership, its sole member

By: Calumet LP GP, LLC, its general partner

By: Calumet Operating, LLC, its sole member

By: Calumet Specialty Products Partners, L.P., its sole member

By: Calumet GP, LLC, its general partner

By: /s/ D. West Griffin
Name: D. West Griffin
Title: Executive Vice President and Chief Financial Officer

CALUMET SHREVEPORT FUELS, LLC

By: Calumet Lubricants Co., Limited Partnership, its sole member

By: Calumet LP GP, LLC, its general partner

By: Calumet Operating, LLC, its sole member

By: Calumet Specialty Products Partners, L.P., its sole member

By: Calumet GP, LLC, its general partner

By: /s/ D. West Griffin
Name: D. West Griffin
Title: Executive Vice President and Chief Financial Officer

Exhibit A
Modifications to the Conoco General Provisions for Domestic Crude Oil Agreements dated January 1, 1993
E. Force Majeure: Shall be deleted in its entirety and replaced with the following:
“Force Majeure: The definition of “Force Majeure” and the terms of Article 17 of the Supply and Offtake Agreement are incorporated into the terms of this Agreement.”
F. Payment: Shall be deleted in its entirety and replaced with the following:
“Payment: Payments shall be made in accordance with the terms of the Master Agreement and the Supply and Offtake Agreement.”
G. Financial Responsibility: Shall be deleted in its entirety.
H. Liquidation:
(1) Right to Liquidate: Shall be deleted in its entirety and replaced with the following:
“Right to Liquidate: At any time after the occurrence of an Event of Default with respect to a party, whether one or more in the case of Fuels and LW, each as defined below (the “Defaulting Party”), under the terms of the Supply and Offtake Agreement, the other party, whether one or more in the case of Fuels and LW, to the Agreement (the “Non-defaulting Party”) shall have the right to exercise the remedies in Part 6 of the Master Agreement.”
(3) Settlement Amount. Shall be deleted in its entirety.
(4) Termination Date. Shall be deleted in its entirety.
(5) Market Price. Shall be deleted in its entirety.
(6) Payment of Settlement Amount. Shall be deleted in its entirety.
J. Exchange Balancing: Shall be deleted in its entirety.
M. Governing Law: Shall be deleted in its entirety and replaced with the following:
“THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER STATE. EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, (WITHOUT RECOURSE TO ARBITRATION UNLESS BOTH

PARTIES AGREE IN WRITING), AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDINGS RELATING TO THIS AGREEMENT”
P. Assignment: Delete the language in its entirety and replace with the following:
“This Agreement shall extend to and be binding upon the successors and assigns of the parties, but neither this Agreement nor any part, specifically including the right to receive payment, shall be assigned or transferred by any party or by law without the prior written consent of any other party, which shall not be unreasonably withheld, and any assignment or transfer made by any party without any other party's written consent need not to be recognized by and shall not be binding upon such other party(ies). In the event of an assignment in accordance with the terms of this section, the assignor shall nevertheless remain responsible for the proper performance of the Agreement.”
The following clauses shall be added:
“S. Limitation of Liability: NO PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM, OR THE TERMINATION OF THIS AGREEMENT. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.”
“T. Taxes: Taxes shall be handled and apportioned between the Parties in accordance with Article 15 of the Supply and Offtake Agreement.”
“U. Definitions and Usage:
“Master Agreement” means that certain Master Crude Oil and Products Agreement made and entered into as of June 19, 2017, by and among Macquarie Energy North America Trading Inc., a Delaware corporation, located at 500 Dallas Street, Suite 3300 Houston, Texas 77002, Calumet Shreveport Fuels, LLC, an Indiana limited liability company (“Fuels”), and Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company (“LW”), each located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214.
“Supply and Offtake Agreement” means that certain Supply and Offtake Agreement between Macquarie Energy North America Trading, a Delaware corporation, Calumet

Shreveport Fuels, LLC, an Indiana limited liability company, and Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company, dated June 19, 2017.

STORAGE FACILITIES AGREEMENT
This Storage Facilities Agreement (this “Agreement”) is made and entered into as of June 19, 2017, by and among Macquarie Energy North America Trading Inc. (“Macquarie”), a Delaware corporation, located at 500 Dallas Street, Suite 3300 Houston, Texas 77002 and Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company (“LW”) located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214, and Calumet Shreveport Fuels, LLC, an Indiana limited liability company (“Fuels”) located at 2780 Waterfront Parkway Drive, Indianapolis, Indiana 46214 (each referred to individually as a “Party” or collectively as the “Parties”).
WHEREAS, LW owns and operates a crude oil refinery located in Shreveport, Louisiana (the “Refinery”) and has the exclusive right to refine and process crude oil and refined petroleum products at the Refinery;
WHEREAS, LW owns and operates, and has the exclusive right to use, all facilities associated with or adjacent to the Refinery, including the Storage Facilities (as defined below);
WHEREAS, Fuels, LW and Macquarie have entered into the Supply and Offtake Agreement (as defined below) and the Inventory Sales Agreement (as defined in the Supply and Offtake Agreement);
WHEREAS, pursuant to and subject to the terms of the Inventory Sales Agreement, Fuels and LW have sold or will sell to Macquarie all of the Crude Oil and Products stored in the Included Product Locations and Crude Storage Tanks as of a specified time;
WHEREAS, pursuant to and subject to the terms of the Supply and Offtake Agreement, Macquarie will (i) purchase Crude Oil from Fuels and LW as it enters into and is stored in the Crude Storage Tanks, (ii) sell Crude Oil to LW from the Crude Storage Tanks as and when it is to be processed at the Refinery, (iii) purchase Products from LW produced at the Refinery to be stored in the Included Product Tanks, and (iv) sell Products from the Included Product Tanks as and when it is to be sold to Fuels, LW or third parties;
WHEREAS, it is a condition (among others) to the obligations of Macquarie under the Supply and Offtake Agreement that, for the term of the Supply and Offtake Agreement, Macquarie shall have (i) the exclusive use of the Crude Storage Tanks for the purposes of holding and storing Crude Oil and the Refinery Product Storage Tanks for purposes of holding and storing Products, (ii) the right to use all such other facilities, including the Included Product Pipelines, located at or adjacent to or associated with the Refinery (including all pumping, pipeline, rail and truck facilities and other delivery and loading facilities) for purposes of carrying out the transactions contemplated by the Supply and Offtake Agreement, and (iii) the right to assign this agreement to an SIP in connection with the sale or transfer of its rights to Crude Oil and Products inventory;
WHEREAS, Fuels and LW expect to derive substantial benefits from the arrangements and accommodations to be provided by Macquarie under the Supply and Offtake Agreement and other Transaction Documents (as defined therein);

WHEREAS, Fuels and LW understand that Macquarie’s right to have exclusive use of such Storage Facilities is a material term of such contemplated arrangements and accommodations, that Macquarie would not be prepared to provide such contemplated arrangements and accommodations absent being granted such exclusive right and that, recognizing the foregoing, Fuels and LW desire that Macquarie, and has requested Macquarie to, enter into the Supply and Offtake Agreement and Transaction Documents and provide the arrangements and accommodations contemplated thereby; and
WHEREAS, the Parties intend that the SIP shall be a permitted assignee under this Agreement upon the occurrence of certain closeout liquidation events, and an intended beneficiary to the extent provided in Section 22.5 of this Agreement;
WHEREAS, Fuels, LW and Macquarie desire to record the terms and conditions upon which Macquarie shall have exclusive use of such Storage Facilities and LW shall serve as bailee of all Crude Oil and Products held therein and owned by Macquarie;
NOW, THEREFORE, in consideration of the premises and the respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Macquarie, Fuels and LW do hereby agree as follows:
1.Definitions and Construction.
1.1Definitions. All capitalized terms used and not defined in this Agreement (including the recitals hereof) shall have the meanings assigned to them in the Supply and Offtake Agreement. For purposes of this Agreement, including the foregoing recitals, the following terms shall have the meanings indicated below:
“Accepted Industry Practice” means those practices, methods, specifications and standards of safety and performance, as the same may be changed from time to time, as are commonly used in the operation and maintenance of refineries similar to the Refinery. “Accepted Industry Practice” contemplates the exercise of that degree of skill, care, diligence, prudence and foresight that would reasonably and ordinarily be expected under similar circumstances in the refining industry in the same type of undertaking under the same or similar circumstances. “Accepted Industry Practice” does not necessarily mean one particular practice, method, specification or standard in all cases, but is instead intended to encompass a broad range of acceptable practices, methods, specifications and standards.
“Crude Storage Tanks Capacity” means the sum total of the available storage capacity (measured in Barrels) of the Crude Storage Tanks (excluding Brown Station Tanks), which usable storage capacity is up to 298,419 Barrels.
“Facility” has the meaning specified in Section 6.7.
“Indemnified Party” has the meaning specified in Section 14.3.

“Indemnifying Party” has the meaning specified in Section 14.3.
“Licensed Premises” means certain facilities located in or near the Refinery, the Storage Facilities, or the Included Product Pipelines, other than the Storage Facilities themselves, together with all pumps, valves, fittings, fixtures, gauges and meters, and other equipment connected therewith, and all easements, rights-of-way, permits, licenses and other interests in real estate over which the same may run, held by Fuels or LW, together with the right to operate the same.
“Macquarie Group” means Macquarie and its Affiliates.
“Macquarie Personnel” has the meaning specified in Section 7.1.
“Materials” means any Crude Oil and/or Products stored or delivered under this Agreement.
“Monthly Facilities Fee” means the sum of (A) the product of (i) twenty cents ($0.20) per Barrel, multiplied by (ii) the Crude Storage Tanks Capacity and (B) the product of (i) thirty-five cents ($0.35) per Barrel, multiplied by (ii) the Product Storage Tanks Capacity, per calendar month.
“Party” or “Parties” has the meaning specified in the preamble to this Agreement.
“Product Storage Tanks Capacity” means the sum total of the available storage capacity (measured in Barrels) of the Refinery Product Storage Tanks, which usable storage capacity is up to 1,853,370 Barrels.
“Refinery” has the meaning set forth in recitals to this Agreement.
“Required Permits” has the meaning specified in Section 6.6.
“Storage Facilities” means the storage, loading and offloading facilities located at the Refinery, including the Crude Storage Tanks and the Refinery Product Storage Tanks, and all pumping, pipeline, rail and truck facilities and other delivery and loading facilities related thereto, all pipelines and related or associated facilities and infrastructure, together with all modifications or additions thereto.
“Storage Term” has the meaning specified in Article 2.
“Supply and Offtake Agreement” means the Supply and Offtake Agreement by and between Macquarie and the Company, dated as of June 19, 2017, as from time to time amended, modified, supplemented, extended, renewed and/or restated.
1.2Construction of Agreement.
(a)Unless otherwise specified, all references herein are to the Articles, Sections and Exhibits of this Agreement and all Schedules and Exhibits are incorporated herein.
(b)All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.

(c)Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.
(d)Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.
(e)Unless expressly provided otherwise, references herein to “consent” mean the prior written consent of the Party at issue, which shall not be unreasonably withheld, delayed or conditioned.
(f)A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns (including, without limitation, a SIP).
(g)Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.
(h)Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, modified, supplemented, extended, renewed or restated from time to time.
(i)The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
(j)All notices delivered to either Fuels or LW by any other Party hereto shall be deemed to be notice to both such Persons. All notices from either Fuels or LW to any other Party hereto shall be deemed to be notices from both such Persons.
1.3The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.
2.Term. The term of this Agreement (the “Storage Term”) shall commence on the Commencement Date and end on the later of the Termination Date or the last day on which any Materials are held by Macquarie Group in any of the Storage Facilities.
3.Exclusive Storage Rights and Licensed Premises.
3.1Storage Lease. LW hereby grants to Macquarie Group, for the Storage Term, the exclusive right to use and an exclusive lease of, and hereby lease, let and demise to Macquarie Group, the Storage Facilities. During the Storage Term, Macquarie Group shall have the exclusive right to store Crude Oil in the Crude Storage Tanks and Products in the Refinery Product Storage Tanks.

3.2License. LW hereby licenses to Macquarie Group, on a non-exclusive basis, the Licensed Premises for use by Macquarie Group in connection with the loading, unloading, movement and transfer of Crude Oil and Products and the use of the Storage Facilities, subject to Article 5 below.
3.3Use of Storage Facilities. The Storage Facilities shall be used only for the storage of Materials. Subject to the rights and obligations of the Parties under the Supply and Offtake Agreement, Macquarie Group shall have the right to utilize the Storage Facilities as set forth in, or as otherwise permitted under, the Supply and Offtake Agreement. For the avoidance of doubt, Macquarie hereby agrees (i) to permit personnel of Fuels or LW to have access to the Storage Facilities for operation of the Facility, inspections, safety or maintenance purposes, at all times, and (ii) that it shall not make any alteration, additions or improvements to the Storage Facilities and Licensed Premises, or remove any part thereof, without the prior written consent of Fuels or LW, such consent to be at Fuels or LW’s sole discretion.
4.Monthly Facilities Fee. As rental for the Storage Facilities and as payment for the services that LW provides under Section 6, the use of the Licensed Premises and the other services to be provided by Fuels or LW under this Agreement, Macquarie shall pay to LW an amount equal to the Monthly Facilities Fee on or before the fifth (5th) Business Day of the calendar month during the Storage Term for that month’s use of the Storage Facilities, Licensed Premises, and other services provided hereunder. Macquarie shall have the option to prepay, on the Commencement Date, the rent for the use of the Storage Facilities for the period from the Commencement Date through the last day on which any Materials are held by Macquarie in any of the Storage Facilities.
5.Custody, Title and Risk of Loss.
5.1Limitation on Use of Storage Facilities. During the Storage Term, (i) the only Materials stored in the Crude Storage Tanks shall be Crude Oil owned by Macquarie Group and (ii) the only Materials stored in the Refinery Product Storage Tanks shall be Products owned by Macquarie Group. Fuels and LW agree that no other materials shall be stored or commingled with any of Macquarie Group’s Materials in the Storage Facilities. For the avoidance of doubt, Fuels and LW shall permit Macquarie’s Affiliates to hold title and risk of loss to any Materials stored in the Storage Facilities during the Storage Term.
5.2Title and Risk of Loss. Macquarie Group shall retain title and risk of loss to all Materials stored in the Storage Facilities at all times. Notwithstanding the foregoing, Fuels and LW shall be responsible for and shall pay and reimburse Macquarie Group for (i) any contamination of the Materials stored in the Storage Facilities (ii) any loss of Materials due to a spill, leak or other release of Materials at the outlet flange of a Crude Storage Tank or Refinery Product Storage Tank or any other portion of the Storage Facilities; (iii) any lost and unaccounted for Materials; and (iv) any other loss or damage to the Materials stored in the Storage Facilities to the extent such loss or damage is caused by or attributable to the negligence or willful misconduct of Fuels, LW or any of their respective employees or agents.
5.3Company as Bailee. LW shall hold all Materials in the Storage Facilities solely as bailee, and represents and warrants that when any such Materials are redelivered to Macquarie or any party designated by Macquarie, Macquarie or such designated party shall have good title thereto free and clear of any liens, security interests, encumbrances and claims of any Person by, through, or under Fuels or LW, but not otherwise, subject to Permitted S&O Liens (as defined in, and to the extent contemplated by, the Supply and Offtake Agreement). Neither Fuels nor LW, nor any of their respective Affiliates shall use any such Materials for any purpose except as may be permitted by the Supply and Offtake Agreement nor shall Fuels, LW or any of their respective Affiliates permit any of their respective Affiliates or any other Person to use such Materials for any purpose except as may be permitted by the Supply and Offtake Agreement. Solely in its capacity as bailee, LW shall have custody of (i) the Crude Oil from the time such Crude Oil passes the Crude Intake Point until such time that the Crude Oil passes the Crude Delivery Point; and (ii) Products from the time such Product passes the Products Intake Point until such time that the Products pass the Products Delivery Point, as the case may be.
5.4Warehouseman’s Lien. Notwithstanding anything herein or in the Transaction Documents to the contrary, Macquarie acknowledges and agrees that LW shall have a warehouseman’s lien over any Materials owned by Macquarie Group in the Storage Facilities in the amount of any unpaid amounts owing to LW hereunder then due and owing in accordance with the provisions of the UCC or pursuant to any other statutory or possessory lien or charge on or security interest in such Materials as otherwise may arise under Applicable Law.
5.5Tank Transfers. Notwithstanding anything herein to the contrary, title and risk of loss shall remain with Macquarie Group during the Crude Oil transfer between the Refinery Crude Storage Tanks. Notwithstanding anything herein to the contrary, title and risk of loss shall remain with Macquarie Group during the Product transfer between the Refinery Product Storage Tanks.
6.Operation and Maintenance of Storage Facilities; Product Storage.
6.1Operations Services. LW shall operate the Storage Facilities and Licensed Premises and perform all storage and throughput services at or related to the Storage Facilities and Licensed Premises on behalf of Macquarie Group and in accordance with this Article 6. LW shall conduct all movements, receipts and deliveries of Materials to, at or from the Storage Facilities and Licensed Premises. LW shall keep the Storage Facilities open for receipt and redelivery of Materials twenty-four (24) hours a day, seven (7) days a week, subject to periods of maintenance or downtime affecting such Storage Facilities. The Parties acknowledge that Materials may require the application of heat or steam by LW to maintain the same in a liquid free-flowing or pumpable state; LW shall provide the required heat at LW’s cost. Recalibration, or strapping, of the Storage Facilities may be performed from time to time in accordance with the terms of the Inventory Sales Agreement or the Supply and Offtake Agreement.
6.2Storage Services. LW shall store each grade of Product in separate Refinery Product Storage Tanks and avoid any contamination of one Product by another or any degradation of the quality of any Product that would adversely affect the marketability of such Product. In addition, LW shall exercise the care of a reasonably prudent operator to ensure that no Crude Oil or Products shall be contaminated with scale or other materials, chemicals, water or any other impurities. In the event of any contamination, LW may reprocess, treat or condition any such contaminated Products to a salable condition.

6.3Throughput and Handling Services.
(a) From time to time during the Storage Term, LW shall, at its own cost, perform such throughput, handling and measuring services as Macquarie shall request or perform such blending and other services as otherwise required for LW to fully perform its obligations under the Supply and Offtake Agreement. Macquarie may, in its sole discretion, provide written instructions relating to specific services it is requesting or provide standing written instructions relating to ongoing services. Macquarie may, at any time on reasonable prior notice, revoke or modify any instruction it has previously given, whether such previous instructions relate to a specific service or are instructions relating to an ongoing service or services. LW shall not be required to perform any requested services that it reasonably believes will materially adversely interfere with, or be detrimental to, the operation of the Refinery.
(b) If this Agreement is partially assigned to a SIP or any Affiliate thereof as provided in Section 18.2, then the throughput, blending and measuring services which LW will provide will include such services as the SIP or its Affiliate reasonably request in order to blend lubricant and wax components into marketable finished products.
6.4Other Services. In addition to the services described in Sections 6.1, 6.2 and 6.3 above, LW shall:
(a)Post at the Storage Facilities such reasonable placards as Macquarie requests stating that Macquarie is the owner of all Materials held in the Storage Facilities and take all actions necessary to maintain such placards in place for the Storage Term;
(b)Provide all pumping and transfer services with respect to the Storage Facilities and Licensed Premises as Macquarie may from time to time request with respect to any Material;
(c)Permit Macquarie to have full and quiet possession of the Storage Facilities for the use thereof in the storage and/or transportation of the Materials;
(d)Permit Macquarie’s personnel to have rights of access to and egress from the Facility by crossing over, around and about the Facility for any purpose related to this Agreement or the Supply and Offtake Agreement, including but not limited to enforcing its rights and interests under this Agreement and/or in the event of an Event of Default;
(e)Maintain all necessary leases, easements, licenses and rights-of-way necessary for the operation and maintenance of the Storage Facilities and Licensed Premises;
(f)Replace, maintain and/or repair the Storage Facilities and Licensed Premises or any other part of the Facility affecting the safe and proper use of the Storage Facilities and Licensed Premises by Macquarie which may be destroyed or damaged by the elements, acts of God, fire, floods, or any other cause excluding damage or destruction caused by the negligence or tortious conduct of Macquarie’s personnel;

(g)Furnish any and all fuel, power and pumping equipment, together with all personnel necessary to transport Materials in accordance with the terms of this Agreement and/or the Supply and Offtake Agreement; and
(h)In the event of any Crude Oil or Product spill, leak or discharge or any other environmental pollution caused by or in connection with the use of any Storage Facilities, (i) promptly commence containment or clean-up operations as required by any Governmental Authorities or Applicable Law or as LW deems appropriate or necessary and (ii) notify Macquarie immediately of any such spill, leak or discharge and of any such operations.
6.5Condition and Maintenance. LW shall maintain all of the Storage Facilities and Licensed Premises in a condition generally acceptable within the industry and capable of storing the Materials without contaminating them. LW shall maintain and operate the Storage Facilities and Licensed Premises in good working order and repair and serviceable condition in accordance with Accepted Industry Practice and in compliance with all Applicable Laws. LW shall be responsible for all maintenance and repairs (notice of any such maintenance or repairs shall be provided according to Section 9.5 and Article 14, as applicable, of the Supply and Offtake Agreement), labor, utilities, pumps, piping, tank conditions, heat and other activities on, at or under the Storage Facilities and Licensed Premises. LW shall ensure that the Storage Facilities have all connections, equipment and capacity required to facilitate the movement of Materials into and out of the Storage Facilities and the Licensed Premises have all connections, equipment and capacity required to facilitate the movement of Materials between the docks, pipelines or truck loading or discharge facilities and the Storage Facilities.
6.6Required Permits. During the Term of this Agreement, LW shall, at its sole cost and expense, take all actions reasonably necessary or appropriate to obtain, apply for, maintain, monitor, renew, and/or modify as appropriate, any license, authorization, certification, filing, recording, permit, waiver, exception, variance, franchise, order or other approval with or of any governmental authority pertaining or relating to the operation of the Refinery, the Storage Facilities and/or the Licensed Premises in the manner contemplated by the Supply and Offtake Agreement (the “Required Permits”). LW shall not do anything in connection with the performance of its obligations under this Agreement that causes a termination or suspension of the Required Permits.
6.7Environmental and Regulatory Matters. The execution of this Agreement by the Parties does not confer any obligation or responsibility on Macquarie Group and LW hereby defends, indemnifies, releases and holds harmless Macquarie Group from any Liabilities arising from or in connection with: (i) any past, existing or future environmental condition at the Refinery, the Storage Facilities and/or the Licensed Premises (collectively, the “Facility”), including, but not limited to, the presence of a regulated or hazardous substance on or in environment media at the Facility (including the presence in surface water, groundwater, soils or subsurface strata, or air), including the subsequent migration of any such substance; (ii) any Environmental Law; (iii) the Required Permits; or (iv) any requirements arising under or relating to any Applicable Law pertaining or relating to the operation of the Facility.
6.8Relationship of the Parties. Notwithstanding anything to the contrary herein, LW is and shall be the operator of the Facility in all respects, and Macquarie shall have no power or authority to direct the activities of LW, or to exert control over the operation of the Facility or any portion thereof and nothing herein shall be deemed to grant or provide such power or authority to Macquarie (provided, however, that Macquarie’s enforcement of this Agreement and/or the Supply and Offtake Agreement in accordance with their respective terms shall not be deemed to be in contravention of the foregoing). All expenses relating to any of the foregoing activities shall be borne exclusively by LW. Macquarie does not, directly or indirectly, have any responsibility for the operation or maintenance of the Storage Facilities or the Licensed Premises or any movements of Materials to, at or from the Storage Facilities or the Licensed Premises.
6.9Financing Statements. The company hereby acknowledges and agrees that Macquarie may file one or more UCC-1 financing statements with respect to the Materials stored in the Storage Facilities, and cooperate with Macquarie in executing such financing statements as Macquarie deems necessary or appropriate.
7.Inspection and Access Rights.
7.1Facilities. At any reasonable times during normal business hours and upon reasonable prior notice during the Storage Term, LW shall permit Macquarie and its representatives (including one or more Macquarie’s Inspector) (the “Macquarie Personnel”) to enter and exit LW’s premises in order to have access to the Storage Facilities for any purpose related to this Agreement or the Supply and Offtake Agreement, including but not limited to enforcing its rights and interests under this Agreement and/or in the event of an Event of Default, to observe the operations of the Storage Facilities and to conduct such inspections as Macquarie may wish to have performed in connection with this Agreement, including the right to inspect, gauge, measure, take product samples or take readings at any of the Storage Facilities on a spot basis. Without limiting the generality of the foregoing, LW shall regularly grant Macquarie’s Inspector such access from the last day of each month until the third Business Day of the ensuing month. Notwithstanding any of the foregoing, if an Event of Default has occurred and is continuing, the Macquarie Personnel shall have unlimited and unrestricted access to the Storage Facilities for so long as such Event of Default continues. Provided, however, that as an express condition precedent to this right of access, the Macquarie Personnel shall:
(a)To the extent necessary, comply with all medical screenings and be medically cleared for access prior to visiting the Facility;
(b)Present valid and current government issued identification and complete LW’s sign-in and safety orientation procedures upon arrival to the Facility;
(c)Wear protective equipment and, to the extent necessary, comply with fit testing procedures as directed by LW or security personnel employed by LW;
(d)Be accompanied, at all times, by a representative of LW or security personnel employed by LW;
(e)Follow routes and paths designated by LW or security personnel employed by LW;

(f)Observe all security, fire and safety regulations while, in around or about the Facility;
(g)Be liable for any damage directly caused by the negligence or other tortious conduct of such personnel; and
(h)Comply with such other health, safety and environmental related requirements as LW may determine to be reasonably necessary to carry out the purposes of the foregoing.
7.2Records. During the Storage Term, Macquarie and its duly authorized representatives, upon reasonable notice and during normal working hours, shall have access to the accounting records and other documents maintained by LW, or any of LW’s contractors and agents, which relate to this Agreement. The right to review or receive copies of such records shall survive termination of this Agreement for a period of two (2) years following the Termination Date. LW shall preserve, and shall cause all contractors or agents to preserve, all of the aforesaid documents for a period of at least two (2) years from the end of the Storage Term.
7.3Completeness and Accuracy of Records. All records or documents provided by any Party to the other Party shall, to the best knowledge of such Party, accurately and completely reflect the facts about the activities and transactions to which they relate. Each Party shall promptly notify the other Party if at any time such Party has reason to believe that any records or documents previously provided to the other Party no longer are accurate or complete.
8.Scheduling and Measurements.
8.1Scheduling. LW shall provide notice to Macquarie prior to each calendar month and each week as to the estimated quantities of Crude Oil it expects to deliver to the Crude Storage Tanks and the estimated quantities of Products it expects to deliver to the Refinery Product Storage Tanks during that month in accordance with Section 5.1 and Section 8.3 of the Supply and Offtake Agreement.
8.2Measurement. The volume of Materials received into and redelivered out of the Storage Facilities shall be measured daily by LW, using the applicable tank gauges. Volume measurements shall be made as provided in the Supply and Offtake Agreement. LW shall provide Macquarie with (i) daily reports showing the tank gauges and meter readings for the prior day and (ii) monthly reports reflecting all Materials movements during that month. In addition, whenever the Volume Determination Procedures are required to be performed thereunder, LW shall fully participate and cooperate in performing such Volume Determination Procedures and, if requested by Macquarie, shall do so in collaboration with Macquarie’s agents (including Macquarie’s Inspector).
8.3Testing and Calibration of Instruments. LW shall provide Macquarie with reasonable prior notice of any periodic testing and calibration of any measurement facilities providing measurement of Materials at the Storage Facilities and LW shall permit Macquarie to observe such testing and calibration. In addition, LW shall provide Macquarie with any documentation regarding the testing and calibration of the measurement facilities.
9.Compliance with Laws. Each Party shall, in the performance of its obligations under this Agreement, comply in all material respects with Applicable Law, including all Environmental Law. Each Party shall maintain the records required to be maintained by Environmental Law and shall make such records available to the other Party upon its reasonable request. Each Party also shall immediately notify the other Party of any violation or alleged violation of any Environmental Law relating to any Materials stored under this Agreement and, upon request, shall provide to the other Party all evidence of environmental inspections or audits by any Governmental Authority with respect to such Materials.
10.Representations.
10.1Representations of Fuels and LW. Fuels and LW represent and warrant to Macquarie that the following shall be true and correct on and as of the Commencement Date:
(a)This Agreement, the rights obtained and the duties and obligations assumed by Fuels and LW hereunder, and the execution and performance of this Agreement by Fuels and LW, do not, directly or indirectly, violate any Applicable Law with respect to Fuels or LW or any of its property or assets, the terms and provisions of Fuels’ or LW’s organizational documents or any agreement or instrument to which Fuels or LW or any of its property or assets are bound or subject;
(b)The execution and delivery of this Agreement by Fuels or LW has been authorized by all necessary corporate or other action;
(c)It has the full and complete authority and power to enter into this Agreement and to lease and demise the Storage Facilities and to license the Licensed Premises as contemplated herein;
(d)No further action on behalf of Fuels or LW, or consents of any other party, are necessary for the lease and demise to Macquarie Group of the Storage Facilities or the license of the Licensed Premises (except for the consents of any third party holding a mortgage on such property or having another interest therein which Fuels or LW covenants and represents they have obtained); and
(e)Upon execution and delivery by Fuels and LW, this Agreement shall be a valid, binding and subsisting agreement of Fuels and LW enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).
10.2Representations of Macquarie. Macquarie represents and warrants to Fuels and LW that the following shall be true and correct on and as of the Commencement Date:

(a)This Agreement, the rights obtained and the duties and obligations assumed by Macquarie hereunder, and the execution and performance of this Agreement by Macquarie, do not, directly or indirectly, violate any Applicable Law with respect to Macquarie or any of its property or assets, the terms and provisions of Macquarie’s organizational documents or any agreement or instrument to which Macquarie or any of its property or assets are bound or subject;
(b)The execution and delivery of this Agreement by Macquarie has been authorized by all necessary corporate or other action; and
(c)Upon execution and delivery by Macquarie, this Agreement shall be a valid, binding and subsisting agreement of Macquarie enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).
11.Insurance and Taxes.
11.1Insurance. The Parties shall maintain insurance as provided in Article 16 of the Supply and Offtake Agreement.
11.2Taxes. The provisions of Article 15 of the Supply and Offtake Agreement relating to tax matters shall apply to this Agreement and the transactions contemplated hereby to the same extent as if set forth herein in full.
12.Force Majeure. The provisions of Article 17 of the Supply and Offtake Agreement relating to Force Majeure shall apply to this Agreement and the transactions contemplated hereby to the same extent as if set forth herein in full.
13.Event of Default; Remedies Upon Event of Default.
13.1Remedies. Without limiting any other rights or remedies hereunder, if an Event of Default occurs and Macquarie is the Non-Defaulting Party, Macquarie may, in its sole discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement, (ii) reclaim and repossess any and all of its Materials held at the Storage Facilities or elsewhere on LW’s premises, and (iii) otherwise arrange for the disposition of any its Materials in such manner as it elects.
13.2Set Off. If an Event of Default occurs, the Non-Defaulting Party may, without limitation on its rights under this Agreement (including this Article 13), set off amounts which the Defaulting Party owes to it against any amounts which it owes to the Defaulting Party (whether hereunder, under any other agreement or contract or otherwise and whether or not then due). Any net amount due hereunder shall be payable by the party owing such amount within one business day of termination.
13.3Survival of Lease and License. If an Event of Default occurs and Macquarie is the Non-Defaulting Party, Macquarie’s lease of the Storage Facilities and license to use the Licensed

Premises granted under Section 3 of this Agreement and LW’s obligation to continue to provide the services described in Section 6 shall survive for as long as is reasonably necessary for Macquarie Group to dispose of any Crude Oil or Product and wind up its affairs under this Agreement, the Supply and Offtake Agreement, and the other Transaction Documents; provided, however, that after ninety (90) days from the date on which Macquarie terminates the Supply and Offtake Agreement as a result of such Event of Default, Macquarie shall pay a monthly rental fee based on then customary prevailing rates for Crude Oil or Product storage, as applicable, for so long as Macquarie Group continues to store Crude Oil or Product in the Storage Facilities or Licensed Premises; provided further however, that Macquarie shall not store Crude Oil or Product pursuant to the foregoing for more than 12 months pursuant to the foregoing.
13.4Rights Cumulative. The Non-Defaulting Party’s rights under this Agreement (including this Article 13) shall be in addition to, and not in limitation of, any other rights which the Non-Defaulting Party may have (whether under this Agreement, the Supply and Offtake Agreement, or the other Transaction Documents or by agreement, operation of law or otherwise), including without limitation any rights of recoupment, setoff, combination of accounts, as a secured party or under any other credit support. The Defaulting Party shall indemnify and hold the Non-Defaulting Party harmless from all costs and expenses, including reasonable attorney fees, incurred in the exercise of any remedies hereunder.
13.5No Abandonment of Rights. No delay or failure by the Non-Defaulting Party in exercising any right or remedy to which it may be entitled on account of any Event of Default shall constitute an abandonment of any such right, and the Non-Defaulting Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default.
14.Indemnification.
14.1Indemnity of Company. Fuels and LW shall defend, indemnify, release and hold harmless Macquarie Group, the SIP, and their respective directors, members, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by Fuels or LW of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Fuels or LW made herein or in connection herewith proving to be false or misleading, (ii) Fuels’ or LW’s, its Affiliates’ or any of their respective employees’, representatives’, agents’, contractors’ and its and their subcontractors of every tier handling, storage, transportation or disposal of any Materials stored hereunder, (iii) Fuels’ or LW’s, its Affiliates’ or any of their respective employees’, representatives’, agents’ or contractors’ negligence or willful misconduct, (iv) any failure by Fuels, LW, its Affiliates’ or any of their respective employees, representatives, agents or contractors to comply with or observe any Applicable Law, or (v) injury, disease, or death of any person or damage to or loss of any property, the unlawful discharge of Crude Oil or Products into the environment, any fine or penalty, any of which is caused by Fuels or LW or its employees, representatives, agents, contractors and its and their subcontractors of every tier in the exercise of any of the rights granted hereunder, except to the extent that such injury has resulted from (A) the gross negligence of or willful misconduct on the part of Macquarie Group or any of their respective employees, representatives, agents or contractors (provided that, in no event shall Fuels or LW or any of their respective Affiliates, employees, representatives, agents or contractors, be deemed Macquarie’s employee, representative, agent or contractor for purposes of this Section 14.1), or (B) the breach by Macquarie of its obligations hereunder; or in the case of the SIP, from the gross negligence or willful misconduct of the SIP, its employees, representatives, agents or contractors.
14.2Indemnity of Macquarie. Macquarie shall defend, indemnify, release and hold harmless Fuels and LW, its Affiliates, and their respective directors, members, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by Macquarie of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Macquarie made herein or in connection herewith proving to be false or misleading, (ii) the negligence or willful misconduct of Macquarie Group or any of their respective employees, representatives, agents or contractors or (iii) any failure by Macquarie Group or any of their respective employees, representatives, agents or contractors to comply with or observe any Applicable Law (provided that, in no event shall Fuels or LW or any of their respective Affiliates, employees, representatives, agents or contractors, be deemed Macquarie’s employee, representative, agent or contractor for purposes of this Section 14.2).
14.3No Third Party Rights; No Admission. The obligations of a Party (the “Indemnifying Party”) to defend, indemnify, release and hold any other Party (the “Indemnified Party”) harmless under the terms of this Agreement shall not vest any rights in any third party (whether a Governmental Authority or private entity), other than to the extent provided in Section 22.5 with respect to the SIP, nor shall they be considered an admission of liability or responsibility for any purposes other than those enumerated in this Agreement.
14.4Indemnification Procedures. Each Party shall notify the other Parties as soon as practicable after receiving notice of any claim or suit brought against it within the indemnities of this Agreement, shall furnish to the other Parties the complete details within its knowledge and shall render all reasonable assistance requested by the other Parties in the defense; provided, that, the failure to give such notice shall not affect the indemnification provided hereunder, except to the extent that the Indemnifying Party is materially adversely affected by such failure. Each Party shall have the right but not the duty to participate, at its own expense, with counsel of its own selection, in the defense and settlement thereof without relieving the other Parties of any obligations hereunder. Notwithstanding the foregoing, an Indemnifying Party shall not be entitled to assume responsibility for and control of any judicial or administrative proceeding if such proceeding involves an Event of Default by the Indemnifying Party under this Agreement which shall have occurred and be continuing.
14.5Cumulative Remedy. The indemnification in this Article 14 is in addition to and not in limitation of any indemnification provided in the Supply and Offtake Agreement or any other Transaction Document.
15.Limitation on Damages. Unless otherwise expressly provided in this Agreement, the Parties’ liability for damages is limited to direct, actual damages only (which include any amounts determined under Article 13) and the Parties release each other from liability for specific performance, lost profits or other business interruption damages, or special, consequential, incidental, punitive, exemplary or indirect damages, in tort, contract or otherwise, of any kind, arising out of or in any way connected with the performance, the suspension of performance, the failure to perform, or the termination of this Agreement; provided, however, that, such limitation shall not apply with respect to (i) any third party claim for which indemnification is available under this Agreement or (ii) any breach of Article 16. Each Party acknowledges the duty to mitigate damages hereunder. Further, the Parties agree not to assert any claims against the other Party or its Affiliates, and their respective directors, members, officers, employees, representatives, agents and contractors for any of the foregoing damages.
16.Confidentiality.
16.1The Parties agree that the specific terms and conditions of this Agreement, including the drafts of this Agreement exchanged by the Parties and any information exchanged between the Parties, including calculations of any fees or other amounts paid by Fuels or LW to Macquarie under this Agreement and all information received by Macquarie from Fuels or LW relating to the costs of operation, operating conditions, and other commercial information of Fuels or LW not made available to the public, are confidential and shall not be disclosed to any third party, except (i) as may be required by court order or Applicable Laws or as requested by a Governmental Authority, (ii) to such Party’s or its Affiliates’ employees, directors, shareholders, auditors, consultants, banks, lenders, financial advisors and legal advisors(iii) to such Party’s insurance providers, solely for the purpose of procuring insurance coverage or confirming the extent of existing insurance coverage; provided, that, prior to any disclosure permitted by this clause (iii), such insurance providers shall have agreed in writing to keep confidential any information or document subject to this Section. The confidentiality obligations under this Agreement shall survive termination of this Agreement for a period of two years following the Termination Date.
16.2In the case of disclosure covered by clause (i) of Section 16.1, to the extent practicable and legally permissible, the disclosing Party shall notify the other Parties in writing of any proceeding of which it is aware which may result in disclosure, and use reasonable efforts to prevent or limit such disclosure. The Party seeking to prevent or limit such disclosure shall be responsible for all costs and expenses incurred by any of the Parties in connection therewith. The Parties shall be entitled to all remedies available at law, or in equity, to enforce or seek relief in connection with the confidentiality obligations contained herein.
16.3Notwithstanding anything herein to the contrary, the Parties (and their respective employees, representatives or other agents) are authorized to disclose to any person the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Parties relating to that treatment and structure, without the Parties imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.

17.Governing Law.
17.1This Agreement shall be governed by, construed and enforced under the laws of the State of New York without giving effect to its conflicts of laws principles that would require the application of the laws of another state.
17.2Each of the Parties hereby irrevocably submits to the exclusive jurisdiction of any federal or state court of competent jurisdiction situated in the City of New York, (without recourse to arbitration unless both Parties agree in writing), and to service of process by certified mail, delivered to the Party at the address indicated in Schedule M of the Supply and Offtake Agreement. Each Party hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any objection to personal jurisdiction, whether on grounds of venue, residence or domicile.
17.3Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any proceedings relating to this agreement.
18.Assignment.
18.1This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
18.2Neither Fuels nor LW shall assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the consent of Macquarie. Macquarie may, without LW’s consent, assign and delegate all of Macquarie’s rights and obligations hereunder to (i) any Affiliate of Macquarie, (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Macquarie’s obligations hereunder, whether by contract, operation of law or otherwise, provided that (A) the creditworthiness of such successor entity is equal or superior to the creditworthiness of Macquarie (taking into account any credit support for Macquarie) immediately prior to such assignment, and (B) such successor assumes all of the obligations of Macquarie under the Transaction Documents; and (iii) to a SIP or any Affiliate thereof upon the occurrence of a Closeout Event (as defined in the SIP-Macquarie Products Sales and Purchase Agreement). Upon the consummation of an assignment by Macquarie permitted hereby, the permitted assignee shall for all purposes stand in the place of and be substituted for Macquarie as of the date of such assignment, and shall have, as of and from and after the effective date of such assignment, all of the rights, benefits and obligations hereunder as Macquarie had immediately prior to such assignment; provided, however, in the case of a SIP, this Agreement shall be partially assigned with respect to the Refinery Product Storage Tanks and the storage of Products only, and any such rights, benefits and obligations assigned hereunder shall, as of and from and after the effective date of such assignment, be limited to such Refinery Product Storage Tanks and the storage of Products. For the avoidance of doubt, the SIP shall pay the Monthly Facilities Fee only with respect to the Refinery Product Storage Tanks. In connection with any partial assignment to a SIP, Macquarie shall be entitled to deliver a partial assignment and assumption of this Agreement, or such other documentation, as is necessary to effect such partial assignment to such SIP and for Macquarie to retain all rights, benefits and obligations hereunder with respect to the Crude Storage Tanks.

18.3Any attempted assignment in violation of this Article 18 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.
19.Notices. All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier. A notice shall be deemed to have been received when transmitted by email to any of the other Parties’ email addresses set forth in Schedule M of the Supply and Offtake Agreement, or on the following Business Day if sent by nationally recognized overnight courier to any of the other Parties’ addresses set forth in Schedule M of the Supply and Offtake Agreement and to the attention of the persons or departments indicated. A Party may change its address or email address by giving written notice in accordance with this Section, which is effective upon receipt.
20.No Waiver; Cumulative Remedies.
20.1The failure of a Party hereunder to assert a right or enforce an obligation of any other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default or Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default or potential Event of Default under, this Agreement, whether of a like kind or different nature.
20.2Each and every right granted to the Parties under this Agreement or allowed it by law or equity, shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.
21.Nature of Transaction and Relationship of Parties.
21.1This Agreement shall not be construed as creating a partnership, association or joint venture among the Parties. It is understood that both Fuels and LW are independent contractors with complete charge of their respective employees and agents in the performance of their duties hereunder, and nothing herein shall be construed to make Fuels or LW, or any of their respective employees or agents, an agent or employee of Macquarie.
21.2No Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third person on behalf of the Parties; to assume, create, or incur any liability of any kind, express or implied, against or in the name of any of the other Parties; or to otherwise act as the representative of any of the other Parties, unless expressly authorized in writing by such other Party.
22.Miscellaneous.
22.1If any Article, Section or provision of this Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect.
22.2The terms of this Agreement and the other Transaction Documents constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Agreement shall not be modified or changed except by written instrument executed by the Parties’ duly authorized representatives, and consented to in writing by the SIP to the extent adversely affecting the rights of the SIP hereunder.
22.3No promise, representation or inducement has been made by any of the Parties that is not embodied in this Agreement, and none of the Parties shall be bound under this Agreement by or liable for any alleged representation, promise or inducement not so set forth.
22.4Time is of the essence with respect to all aspects of each Party’s performance of any obligations under this Agreement.
22.5The Parties acknowledge that under the terms of the BP-Macquarie Purchase and Sale Agreement and the BP-Calumet Purchase and Sale Agreement, of even date herewith (the “SIP Agreements”), the SIP will purchase Products from Macquarie at the outlet flange to the Refinery Product Storage Tanks and immediately resell such Products to LW under the BP-Calumet Sale Agreement. The SIP shall thus hold title and risk of loss to Products at the outlet flange of the Refinery Product Storage Tank (together with any other portions of the Storage Facilities where the SIP holds title, the “SIP Storage Facilities”). For the avoidance of doubt, the SIP shall not hold title and risk of loss to any Products while they are held in the Refinery Product Storage Tanks. LW grants to the SIP the right to hold Products in the SIP Storage Facilities to the extent reasonably necessary to perform under the SIP Agreements, and further agrees to provide the SIP and its designated inspector(s) access to the measurement and storage facilities to the extent applicable to the SIP Storage Facilities. LW and Fuels further agree that their representations, covenants and obligations hereunder shall also be for the benefit of the SIP as an intended beneficiary to the extent related to the SIP or to Products owned by the SIP, including without limitation (i) the indemnities in Section 14.1; and (ii) the provisions of Sections 6, 7 and 8 with respect to the performance of services relating to, the audit and inspection of facilities storing, and the measurement and testing of, Products owned by the SIP. LW shall provide the SIP with a copy of any notice from LW to Macquarie hereunder to the extent relating to the SIP Storage Facilities or Products owned by the SIP, and expressly agrees to notify the SIP of any spill, leak or discharge of any Products owned by the SIP and operations related thereto. For the avoidance of doubt, the Parties agree that the warehouseman’s lien of LW as provided in Section 5.4 does not apply to Products owned by the SIP, and LW hereby waives any rights it would otherwise have to a lien on Products owned by the SIP. Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any person other than the Parties and their successors and permitted assigns, and the SIP as provided herein.
22.6All audit rights, payment, confidentiality and indemnification obligations and obligations under this Agreement shall survive the expiration or termination of this Agreement.

22.7This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.
22.8All transactions hereunder are entered into in reliance on the fact this Agreement and all such transactions constitute a single integrated agreement between the Parties, and the Parties would not have otherwise entered into any other transactions hereunder.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party hereto has caused this Storage Facilities Agreement to be executed by its duly authorized representative as of the date first above written.
MACQUARIE ENERGY NORTH AMERICA TRADING INC.
By:     /s/ Dereje TJ Tedla
Name:    Dereje TJ Tedla
Title:    Division Director

By:     /s/ Patricia E. Donnelly
Name:    Patricia E. Donnelly
Title:    Division Director
POA NO. 1552271, expiring 30 November 2017

CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC,
By: Calumet Lubricants Co., Limited Partnership,
its sole member
By: Calumet LP GP, LLC, its general partner
By: Calumet Operating, LLC, its sole member
By: Calumet Specialty Products Partners, L.P., its sole member
By: Calumet GP, LLC, its general partner
By: /s/ D. West Griffin
Name:    D. West Griffin
Title:    Executive Vice President and
Chief Financial Officer

CALUMET SHREVEPORT FUELS, LLC
By: Calumet Lubricants Co., Limited Partnership,
its sole member
By: Calumet LP GP, LLC, its general partner
By: Calumet Operating, LLC, its sole member
By: Calumet Specialty Products Partners, L.P., its sole member

By:	Calumet GP, LLC, its general partner
By:     /s/ D. West Griffin
Name: D. West Griffin
Title: Executive Vice President and
Chief Financial Officer

PLEDGE AND SECURITY AGREEMENT
THIS PLEDGE AND SECURITY AGREEMENT (this “Agreement”), dated as of June 19, 2017, is made by and among CALUMET SHREVEPORT FUELS, LLC, an Indiana limited liability company (“Fuels”), CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC, a Delaware limited liability company (“LW”; together with Fuels, each a “Company” and, collectively, the “Companies”), and MACQUARIE ENERGY NORTH AMERICA TRADING INC., a Delaware corporation (“Secured Party”).
Reference is made to the Supply and Offtake Agreement dated as of June 19, 2017 by and among Secured Party and the Companies (as amended, restated, supplemented or otherwise modified from time to time, the “S&O Agreement”), pursuant to which Secured Party has agreed to deliver Crude Oil to and purchase all Product from the Companies upon and subject to the terms of the S&O Agreement. The obligations of Secured Party contemplated by the S&O Agreement are conditioned upon, among other things, the execution and delivery of this Agreement.
In order to comply with the terms and conditions of the S&O Agreement, for and in consideration of the agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of all of which being hereby acknowledged, the Companies and Secured Party hereby agree as follows:
ARTICLE I
Definitions
SECTION 1.01S&O Agreement. (a) Capitalized terms used in this Agreement and not otherwise defined herein have the meanings specified in the S&O Agreement. All terms defined in the New York UCC (as defined herein) and not defined in this Agreement or the S&O Agreement have the meanings specified therein.
(b)    The rules of construction specified in Section 1.2 of the S&O Agreement also apply to this Agreement.
SECTION 1.02Other Defined Terms. As used in this Agreement, the following terms have the meanings specified below:
“Account” has the meaning assigned to such term in Section 9-102 of the New York UCC.
“Collateral” has the meaning assigned to such term in Section 2.01, which shall include, for the avoidance of doubt, any and all property subject to the Protective Lien.
“Company” and “Companies” each has the meaning assigned to such term in the preliminary statement of this Agreement.
“Inventory” has the meaning assigned to such term in Section 9-102 of the New York UCC.
“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York, as amended from time to time.

“Obligations” has the meaning assigned to such term in Section 2.01(a), and to the extent applicable in connection with the Protective Lien, shall include the Other Obligations.
“Other Obligations” has the meaning assigned to such term in Section 2.01(a).
“person” shall mean any natural person, corporation, business trust, joint venture, association, company, limited liability company, partnership, Governmental Authority or other entity.
“Proceeds” has the meaning specified in Section 9-102 of the New York UCC.
“Protective Lien” has the meaning assigned to such term in Section 2.01(a).
“S&O Agreement” has the meaning assigned to such term in the preliminary statement of this Agreement.
“Secured Party” has the meaning assigned to such term in the preliminary statement of this Agreement.
“Security Interest” has the meaning assigned to such term in Section 2.01.

ARTICLE II
Security Interests in Collateral
SECTION 2.01Security Interest. (a) As security for the payment and performance, as the case may be, in full of the Companies’, and their Affiliates’, obligations and liabilities, including, without limitation, the Transaction Obligations as defined in the S&O Agreement, under the S&O Agreement and the other Transaction Documents (collectively, the “Obligations”), each Company hereby grants to Secured Party, and its permitted successors and assigns, a continuing security interest (the “Security Interest”) in and to, and a right of set off against, all right, title and interest in or to any and all of the following assets and properties now owned or at any time hereafter acquired by each Company or in which each Company now has or at any time in the future may acquire any right, title or interest (collectively, the “Collateral”):
(i)All Hydrocarbon Credit Support, as defined in the S&O Agreement; and
(ii)all insurance Proceeds of any Hydrocarbon Credit Support and all identifiable cash Proceeds of such insurance Proceeds;
provided, however, that, notwithstanding anything to the contrary contained herein, the term “Collateral” and each of the defined terms incorporated therein shall exclude all Accounts and Proceeds of Accounts (including cash) and all other Proceeds of Hydrocarbon Credit Support other than insurance Proceeds and identifiable cash Proceeds of such insurance Proceeds (collectively, the “Excluded Assets”).

To the extent that the S&O Agreement and any other Transaction Documents are ever re-characterized to be a financing transaction by a court of competent jurisdiction, by a final and non-appealable order, or as otherwise determined by any other applicable Governmental Authority, the result of which causes ownership of any Inventory constituting or consisting of Hydrocarbons, including Crude Oil and Product, located at any Included Location, as determined by such re-characterization, not to be owned by and titled in the name of Secured Party, but rather, as a result of such re-characterization, to be owned by and titled in the name of either or both of the Companies, each Company, as security for not only the Obligations, but also for amounts paid by Secured Party to either or both of the Companies as purchase price transactions, which are re-characterized as financing transactions as loans or other extensions of credit from Secured Party to either or both of the Companies (such amounts herein, the “Other Obligations”), hereby grants to Secured Party and its permitted successors and assigns, a continuing security interest, to be effective as of the date of this Agreement, in and to, and a right of set off against, all right, title and interest in or to, all such Inventory constituting or consisting of Hydrocarbons, including Crude Oil and Product, sold by either or both of the Companies to Secured Party pursuant to the S&O Agreement and, as a result of any such re-characterization, from time to time owned by either or both of the Companies and located at any Included Location, and all insurance Proceeds of such foregoing property and all identifiable cash Proceeds of such insurance Proceeds (the “Protective Lien”); provided, however, that, notwithstanding the foregoing, (a) no Protective Lien is granted with respect to any Excluded Assets, and (b) Included Locations shall be limited to those locations set forth in the S&O Agreement as of the Commencement Date, unless any other location from time to time has been expressly approved in writing by Secured Party and the Companies as constituting an “Included Location”. The foregoing Protective Lien is precautionary in nature and shall not (nor shall it be construed to be) in any way diminish or limit the Secured Party’s title to or ownership of the property referred to in such foregoing grant. For purposes of the Protective Lien, this Agreement shall constitute a security agreement under the New York UCC. Secured Party acknowledges and agrees that it shall have no right to enforce any of the terms, provisions, or conditions of the Protective Lien with respect to any such foregoing property subject to such Protective Lien, and shall not be permitted to exercise any rights and remedies in respect of the Protective Lien under any Lien Document, unless and until such time as any such court of competent jurisdiction or any such other Governmental Authority makes any such re-characterization determination.
Notwithstanding anything herein to the contrary, in no event shall the Security Interest granted hereunder attach to any contract or agreement to which either Company is a party or to any of its rights or interests thereunder if and for so long as the grant of the Security Interest shall constitute or result in (1) the unenforceability of any right of such Company therein or (2) in a breach or termination pursuant to the terms of, or a default under, any such contract or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the New York UCC or any other applicable law or principles of equity); provided, however, that such Security Interest shall attach immediately at such time as the condition causing such unenforceability or such breach or termination or default, as applicable, shall be remedied and, to the extent severable, shall attach immediately to any portion of such contract or agreement that does not result in any of the consequences specified in clause (1) or (2) above, including any Proceeds of such contract or agreement.

(b)    The Companies hereby irrevocably authorize Secured Party at any time and from time to time to file in any relevant jurisdiction any initial financing statements and amendments thereto that contain the information required by Article 9 of the Uniform Commercial Code of each applicable jurisdiction for the filing of any financing statement or amendment, including whether the applicable Company is an organization, the type of organization and any organizational identification number issued to such applicable Company identifying the Collateral as collateral thereon. The Companies agree to provide such information to Secured Party promptly upon request. The Companies also ratify their respective authorization for Secured Party to file in any relevant jurisdiction any such initial financing statements or amendments thereto if filed prior to the date hereof.
(c)    The Security Interest is granted as security only and shall not subject Secured Party to, or in any way alter or modify, any obligation or liability of either Company with respect to or arising out of the Collateral.
(d)    The Companies and Secured Party agree and acknowledge that to the extent one or more schedules to the S&O Agreement are modified, supplemented or changed in anyway, such modification, supplement or change will, as applicable, be deemed to, and will, automatically, be reflected and incorporated in this Agreement.
SECTION 2.02Representations and Warranties. Each Company represents and warrants to Secured Party that:
(a)Except for the Security Interest of Secured Party granted in this Agreement and other Permitted S&O Liens, such Company has good and valid rights in, title to and interests in the Collateral, with respect to which it has purported to grant a Security Interest hereunder, free and clear of any other Liens, adverse claims or options, and has full power and authority to grant to Secured Party the Security Interest in such Collateral pursuant hereto and to execute, deliver and perform its obligations in accordance with the terms of this Agreement, without the consent or approval of any other person other than any consent or approval that has been obtained.
(b)No other Lien, adverse claim or option has been created by such Company or is known by such Company to exist with respect to any Collateral other than Permitted S&O Liens; and to the actual knowledge of such Company, no financing statement or other security instrument is on file in any jurisdiction covering such Collateral, other than those in favor of Secured Party.
(c)At the time the Security Interest in favor of Secured Party attaches, good and defensible title to all after-acquired property included within the Collateral, free and clear of any other Liens or adverse claims other than the Secured Interest of Secured Party granted in this Agreement and other Permitted S&O Liens, will be vested in such Company.
(d)(i) Attached hereto as Schedule 1 is (a) the exact legal name of such Company as such name appears in its document of formation, (b) the jurisdiction of formation and the form of organization of such Company, (c) the organizational identification number, if any, assigned by such jurisdiction and (d) the address (including the county) of the chief executive office of such Company, and (ii) attached hereto as Schedule 2 is the name and address of any person that has, as of the date of this Agreement, possession from time to time of any Collateral with an aggregate market value greater than $50,000.

(e)The Security Interest constitutes (i) a legal and valid first priority security interest (subject to Permitted S&O Liens) in and to all the Collateral securing the payment and performance of the Obligations and (ii) when properly perfected by filing with the Delaware Department of State, shall constitute a perfected security interest to the extent that a security interest in such Collateral can be perfected by filing under the Uniform Commercial Code. No further or subsequent filing, recording, registration or other public notice of such Security Interest is necessary in any office or jurisdiction in order to perfect such Security Interest in all Collateral or to continue, preserve or protect such Security Interest except for continuation statements or for filings upon the occurrence of any of the events stated in Section 2.03(a) of this Agreement.
(f)Such Company is not a party to any license or other agreement which would materially limit Secured Party’s (or any of Secured Party’s transferees) right to sell, lease or otherwise use any Collateral upon Secured Party’s proper exercise of its rights or remedies hereunder or under the other Transaction Documents.
(g)Within the 12-month period preceding the date hereof, such Company has not purchased any of the Collateral consisting of goods in a bulk transfer or in a transaction which was outside the ordinary course of business of such Company’s seller.
SECTION 2.03Covenants. (a) No Company shall change (i) its corporate name, (ii) its form of organization, (iii) its Federal Taxpayer Identification Number or organizational identification number or (iv) its jurisdiction of organization, in each case, without providing written notice to Secured Party at least 30 days prior to any such change. Within five Business Days after Secured Party’s request therefor, the Companies shall execute and deliver all such additional documents and perform all additional acts as are necessary, including to perfect the Security Interest in the Collateral, or that Secured Party may reasonably request in order to continue or maintain the existence and priority of the Liens granted hereunder in the Collateral. The Companies agree promptly to notify Secured Party if any material portion of the Collateral owned or held by either Company is damaged or destroyed.
(b)    Each Company agrees (i) to maintain, at its own cost and expense, such records with respect to the Collateral as are consistent with its current practices and in accordance with such prudent and standard practices used in industries that are the same as or similar to those in which such Company is engaged, and in any event, complete and accurate in all material respects, and, (ii) at such time or times as Secured Party may reasonably request, promptly to prepare and deliver to Secured Party a duly certified schedule or schedules in form and detail reasonably satisfactory to Secured Party showing the identity, amount and location of any and all Collateral.
(c)    Each Company agrees, at its own expense, to execute, acknowledge, deliver sign and deliver, alone or with Secured Party, any financing statements, security agreements or other document, procure any instruments or documents as may be reasonably requested by Secured Party, and cause to be duly filed all such further instruments and documents, and take all such actions as Secured Party may from time to time reasonably request to better assure, preserve, protect and perfect the Security Interest and the rights and remedies created hereby, including the payment of any fees and taxes required in connection with the execution and delivery of this Agreement, the granting of the Security Interest and the filing of any financing statements or other documents in connection herewith or therewith. Each Company agrees to take steps reasonably requested by the Secured Party to protect the title to the Collateral.

(d)    At its option, Secured Party may discharge past due taxes, assessments, charges, fees, Liens, security interests or other encumbrances at any time levied or placed on the Collateral that are not being contested in accordance with Section 15.2 of the S&O Agreement, and may pay for the maintenance and preservation of the Collateral to the extent the Companies fail to do so as required by this Agreement or the S&O Agreement, and the Companies agree to reimburse Secured Party upon written request for any payment made or any expense incurred by Secured Party pursuant to the foregoing authorization; provided, however, that nothing in this paragraph shall be interpreted as excusing the Companies from the performance of, or imposing any obligation on Secured Party to cure or perform, any covenants or other promises of the Companies with respect to taxes, assessments, charges, fees, Liens, security interests or other encumbrances and maintenance as set forth herein or in the Transaction Documents,
(e)    The Companies’ entry into this Agreement shall not relieve the Companies of any obligation to be observed or performed by the Companies under any contract, agreement or instrument relating to the Collateral, all in accordance with the terms and conditions thereof.
(f)    The Companies, at their own expense, shall maintain or cause to be maintained insurance covering physical loss or damage to the Collateral in accordance with the requirements set forth in Article 16 of the S&O Agreement. The Companies irrevocably make, constitute and appoint Secured Party (and all officers, employees or agents designated by Secured Party) as each Company’s true and lawful agent (and attorney-in-fact) for the purpose, during the occurrence and continuance of an Event of Default, of making, settling and adjusting claims in respect of Collateral under policies of insurance, endorsing the name of the applicable Company on any check, draft, instrument or other item of payment for the proceeds of such policies of insurance and for making all determinations and decisions with respect thereto. In the event that the Companies at any time or times shall fail to obtain or maintain any of the policies of insurance required by the S&O Agreement or to pay any premium in whole or part relating thereto, Secured Party may, without waiving or releasing any obligation or liability of the Companies hereunder or any Event of Default, in its sole discretion, obtain and maintain such policies of insurance and pay such premium and take any other actions with respect thereto as Secured Party deems advisable. All sums disbursed by Secured Party in connection with this paragraph, including reasonable out of pocket attorneys’ fees, court costs, expenses and other charges relating thereto, shall be payable, upon demand, by the Companies to Secured Party and shall be additional Obligations secured hereby.
(g)    Any person (other than Secured Party) or either Company at any time and from time to time holding all or any portion of the Collateral shall be deemed to, and shall, hold the Collateral as the agent of, and as pledge holder for, Secured Party. At any time and from time to time, Secured Party may give notice to any such person holding all or any portion of the Collateral that such Person is holding the Collateral as the agent and bailee of, and as pledge holder for, Secured Party, and obtain such Person’s written acknowledgment thereof, and the Companies shall, upon request, join with Secured Party in any such notice.
(h)    Each Company will use commercially reasonable efforts to obtain from each person from whom such Company leases any premises at which any Collateral is located, and from each other person at whose premises any Collateral is located (including any bailee, warehouseman or similar Person), (1) on or before the Commencement Date or (2) if later, within 45 days of the date such Company enters into a lease of or a contract to hold Collateral at any premises, any such collateral access, subordination, landlord waiver, bailment, consent and estoppel agreements, as Secured Party may reasonably request, in form and substance satisfactory to Secured Party in substantially the form of the “bailee’s letter” attached hereto as Exhibit A hereto. In the event that any such person becomes an Affiliate of either Company after the Commencement Date and from whom such Company leases any premises at which any Collateral is located, such Company will cause such person to deliver such bailee’s letter no later than 45 days after the date such person becomes an Affiliate of such Company.
(i)    Secured Party may from to time (but it shall not be obligated to), inspect the Companies’ records concerning the Collateral in accordance with Article 23 of the S&O Agreement.
ARTICLE III
Remedies
SECTION 3.01Remedies Upon Default. Upon the occurrence and during the continuance of an Event of Default, it is agreed that Secured Party shall have the right to, from time to time, apply, set-off, collect, sell in one or more sales, lease, or otherwise dispose of, any or all of the Collateral, in its then condition or following any commercially reasonable preparation or processing, in such order as Secured Party may elect, and may take any of or all of the following actions set forth herein below, at the same or different times, with or without legal process and with or without prior notice or demand for performance, without resistance or interference by the Companies, to take possession of the Collateral and without liability for trespass to enter any premises where the Collateral may be located for the purpose of taking possession of or removing the Collateral, and may so remove the Collateral from such premises, and, generally, in addition to the rights and remedies provided herein, in the other Transaction Documents and in any other documents relating to the Obligations, to exercise any and all rights afforded to a secured party under the New York UCC or other Applicable Law. Without limiting the generality of the foregoing, the Companies agree that Secured Party shall have the right, subject to the mandatory requirements of Applicable Law, to sell or otherwise dispose of all or any part of the Collateral on any such premises at a public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery as Secured Party shall deem appropriate. Each such purchaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of the Companies, and the Companies hereby waive (to the extent permitted by Applicable Law) all rights of redemption, stay and appraisal which either Company now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted.
Secured Party shall give the Companies 10 days’ written notice (which the Companies agree is reasonable notice within the meaning of Section 9-611 of the New York UCC or its equivalent in other jurisdictions) of Secured Party’s intention to make any sale of Collateral. Such notice, in the case of a public sale, shall state the time and place for such sale and, in the case of a sale at a broker’s board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Collateral, or portion thereof, will first be offered for sale at such board or exchange. Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as Secured Party may fix and state in the notice (if any) of such sale. At any such sale, the Collateral or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as Secured Party may (in its sole and absolute discretion) determine, for cash, upon credit or otherwise, at such prices and upon such terms as Secured Party deems advisable, in its sole discretion (subject to any and all mandatory legal requirements). Secured Party shall not be obligated to make any sale of any Collateral if it shall determine not to do so, regardless of the fact that notice of sale of such Collateral shall have been given. Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case any sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by Secured Party until the sale price is paid by the purchaser or purchasers thereof, but Secured Party shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. At any public (or, to the extent permitted by Applicable Law, private) sale made pursuant to this Section, Secured Party may bid for or purchase, free (to the extent permitted by Applicable Law) from any right of redemption, stay, valuation or appraisal on the part of the Companies (all said rights being also hereby waived and released to the extent permitted by Applicable Law), the Collateral or any part thereof offered for sale and may make payment on account thereof by using any claim then due and payable to Secured Party from one or more of the Companies as a credit against the purchase price, and Secured Party may, upon compliance with the terms of sale, hold, retain and dispose of such property without further accountability to the Companies therefor. The Companies acknowledge that any such private sale may be at prices and on terms less favorable to the seller than the prices and other terms which might have been obtained at a public sale and, notwithstanding the foregoing, agrees that such private sale shall not solely by reason thereof be deemed not to have been made in a commercially reasonable manner. Neither Secured Party’s compliance with Applicable Law nor its disclaimer of warranties relating to the Collateral shall be considered to adversely affect the commercial reasonableness of any sale. For purposes hereof, a written agreement to purchase the Collateral or any portion thereof shall be treated as a sale thereof; Secured Party shall be free to carry out such sale pursuant to such agreement and the Companies shall not be entitled to the return of the Collateral or any portion thereof subject thereto, notwithstanding the fact that after Secured Party shall have entered into such an agreement all Events of Default shall have been remedied and the Obligations paid in full. As an alternative to exercising the power of sale herein conferred upon it, Secured Party may proceed by a suit or suits at law or in equity to foreclose this Agreement and to sell the Collateral or any portion thereof pursuant to a judgment or decree of a court or courts having competent jurisdiction or pursuant to a proceeding by a court-appointed receiver. Any sale pursuant to the provisions of this Section 3.01 shall be deemed to conform to the commercially reasonable standards as provided in Section 9-610(b) of the New York UCC or its equivalent in other jurisdictions. For avoidance of doubt, Secured Party shall be entitled to any and all cash proceeds received upon the collection, sale or other disposition of any Collateral pursuant to the exercise of its remedies as set forth herein, including under law or in equity.
SECTION 3.02Access. In addition to the rights and remedies hereunder, upon the occurrence and during the continuance of an Event of Default, (i) Secured Party shall have the right to enter and remain upon the various premises of the Companies without cost or charge to Secured Party, and use the same, together with materials, supplies, books and records of the Companies for the purpose of collecting and liquidating the Collateral, or for preparing for sale and conducting the sale of the Collateral, whether by foreclosure, auction or otherwise, (ii) Secured Party may remove Collateral, or any part thereof, from such premises and/or any records with respect thereto, in order to effectively collect or liquidate such Collateral and (iii) if Secured Party exercises its right to take possession of the Collateral, the Companies shall also at their expense take any and all other actions reasonably requested by Secured Party to preserve and protect the security interest hereby granted in the Collateral, such as placing and maintaining signs indicating the security interest of Secured Party, appointing overseers for the Collateral and maintaining inventory records. Notwithstanding the foregoing, in no event shall Secured Party remove any books and records relating to any Excluded Collateral from such premises or otherwise interfere with any secured creditor’s access to the Excluded Collateral or any books and records relating thereto.
SECTION 3.03Secured Party’s Duties. The powers conferred upon Secured Party by this Agreement are solely to protect its interest in the Collateral and shall not impose any duty upon Secured Party to exercise any such powers. Secured Party shall be under no duty whatsoever to make or give any presentment, demand for performance, notice of nonperformance, protest, notice of protest, notice of dishonor or other notice or demand in connection with any Collateral or the Obligations, or to take any steps necessary to preserve any rights against prior parties. Secured Party shall not be liable for failure to collect or realize upon any or all of the Obligations or Collateral, or for any delay in so doing, nor shall Secured Party be under any duty to take any action whatsoever with regard thereto. Secured Party shall use reasonable care in the custody and preservation of any Collateral in its possession. Secured Party shall have no duty to comply with any recording, filing or other legal requirements necessary to establish or maintain the validity, priority or enforceability of, or Secured Party’s rights in or to, any of the Collateral.
Right of Set-Off. Upon the occurrence and during the continuance of an Event of Default, Secured Party may exercise any rights of set-off as provided for in Article 19.2 of the S&O Agreement, or otherwise as available under law or in equity.
SECTION 3.05Application of Proceeds. Secured Party shall apply all proceeds that it shall receive from any collection, sale or other disposition of Collateral, as well as any Collateral consisting of cash, as follows:
FIRST, to the payment of all costs and expenses incurred by Secured Party in connection with such collection, sale or other disposition or otherwise in connection with this Agreement, the S&O Agreement or any of the Obligations, including all court costs and the fees and expenses of its agents and internal and outside legal counsel, the repayment of all advances made by Secured Party hereunder or under the S&O Agreement or the other Transaction Documents on behalf of the Companies and any other costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under the S&O Agreement or the other Transaction Documents;
SECOND, to the payment in full of the Obligations; and
THIRD, to the Companies or such other person as directed by a court of competent jurisdiction.
Upon any collection, sale or other disposition of Collateral by Secured Party (including pursuant to a power of sale granted by statute or under a judicial proceeding), the receipt of Secured Party or of the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Collateral so sold and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to Secured Party or such officer or be answerable in any way for the misapplication thereof.
ARTICLE IV
Miscellaneous
SECTION 4.01Notices. All communications and notices hereunder shall (except as otherwise expressly permitted herein) be in writing and given as provided in Article 27 of the S&O Agreement.
SECTION 4.02Security Interest Absolute. All rights of Secured Party hereunder, the Security Interest, the grant of a security interest in the Collateral and all obligations of the Companies hereunder shall be absolute and unconditional irrespective of (a) any lack of validity or enforceability of the S&O Agreement, any other Transaction Document, any agreement with respect to any of the Obligations or any other agreement or instrument relating to any of the foregoing, (b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the S&O Agreement, any other Transaction Document or any other agreement or instrument, (c) any exchange, release or non-perfection of any Lien on other collateral, or any release or amendment or waiver of or consent under or departure from any guarantee, securing or guaranteeing all or any of the Obligations, or (d) any other circumstance that might otherwise constitute a defense available to, or a discharge of, one or more of the Companies in respect of the Obligations or this Agreement.
SECTION 4.03Survival of Agreement. All covenants, agreements, representations and warranties made by the Companies herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by Secured Party and shall survive the execution and delivery of the Transaction Documents, regardless of any investigation made by any such other party or on its behalf, and shall continue in full force and effect as long as the parties’ obligations under the S&O Agreement, any other Transaction Document or any other agreement relating thereto remain in effect and such agreements have not expired or terminated.
SECTION 4.04Binding Effect; Several Agreement. This Agreement shall become effective when counterparts hereof executed on behalf of the Companies shall have been delivered to Secured Party and a counterpart hereof shall have been executed on behalf of Secured Party, and thereafter shall be binding upon the Companies and Secured Party and their respective permitted successors and assigns, and shall inure to the benefit of the Companies and Secured Party and their respective successors and assigns, except that neither the Companies nor Secured Party shall have the right to assign or transfer their or its rights or obligations hereunder or any interest herein (and any such assignment or transfer shall be void) except (i) as expressly contemplated in this Agreement pursuant to the exercise by Secured Party of rights as a secured creditor after default, or (ii) to any assignee pursuant to Article 26 of the S&O Agreement.

SECTION 4.05Successors and Assigns. Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the permitted successors and assigns of such party; and all covenants, promises and agreements by or on behalf of the Companies or Secured Party that are contained in this Agreement shall bind and inure to the benefit of their respective successors and assigns.
SECTION 4.06Any amounts payable by the Companies, including such amounts paid by Secured Party on behalf of the Companies, as provided hereunder shall be additional Obligations secured hereby and by any other Lien Documents. The provisions of this Section 4.06 shall survive the termination of this Agreement or any other Transaction Document.
SECTION 4.07Secured Party Appointed Attorney-in-Fact. The Companies hereby appoint Secured Party the attorney-in-fact of each Company for the purpose, to act upon the occurrence and continuation of an Event of Default, of carrying out the provisions of this Agreement and taking any action and executing any instrument that Secured Party may deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, Secured Party shall have the right, upon the occurrence and during the continuance of an Event of Default, with full power of substitution either in Secured Party’s name or in the name of one or more of the Companies (a) to receive, endorse, assign and/or deliver any and all notes, acceptances, checks, drafts, money orders or other evidences of payment relating to the Collateral or any part thereof; (b) to demand, collect, receive payment of, give receipt for and give discharges and releases of all or any of the Collateral; (c) to sign the name of one or more of the Companies on any invoice or bill of lading relating to any of the Collateral; (d) to commence and prosecute any and all suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect or otherwise realize on all or any of the Collateral or to enforce any rights in respect of any Collateral; (f) to settle, compromise, compound, adjust or defend any actions, suits or proceedings relating to all or any of the Collateral; (g) to use, sell, assign, transfer, pledge, make any agreement with respect to or otherwise deal with all or any of the Collateral, and to do all other acts and things necessary to carry out the purposes of this Agreement, as fully and completely as though Secured Party were the absolute owner of the Collateral for all purposes; provided that nothing herein contained shall be construed as requiring or obligating Secured Party to make any commitment or to make any inquiry as to the nature or sufficiency of any payment received by Secured Party, or to assume or take on any obligation of the Companies under any contract or agreement to which one or more of the Companies is a party, or to present or file any claim or notice, or to take any action with respect to the Collateral or any part thereof or the moneys due or to become due in respect thereof or any property covered thereby.
SECTION 4.08Liability for Deficiency. Neither the acceptance of this Agreement by Secured Party nor any action taken pursuant hereto shall be construed as relieving any party liable for the Obligations from any liability or deficiency thereon. The execution and delivery of this Agreement shall not in any manner affect any other security for the Obligations, nor shall any security taken hereafter as security for the Obligations impair or affect this Agreement.

SECTION 4.09Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.
SECTION 4.10Waivers; Amendment. (a) No failure or delay of Secured Party in exercising any right or power hereunder or under any other Transaction Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Secured Party hereunder and under the other Transaction Documents are cumulative and are not exclusive of any rights or remedies that it would otherwise have, including under law or in equity. No waiver of any provision of any Transaction Document or consent to any departure by the Companies therefrom shall in any event be effective unless the same shall be agreed in writing by the parties hereto, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given, and no such waiver or consent shall be construed to establish any cause of dealing between the parties hereto. No notice or demand on the Companies in any case shall entitle the Companies to any other or further notice or demand in similar or other circumstances. To the extent permitted by Applicable Law, neither Secured Part nor any party acting as attorney for Secured Party shall be liable hereunder for any acts or omissions or for any error of judgment or mistake of fact or law other than their gross negligence or willful misconduct hereunder.
SECTION 4.11WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
SECTION 4.12Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
SECTION 4.13Counterparts. This Agreement may be executed in counterparts (and by different parties hereto or different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Section 4.04. Delivery of an executed signature page to this Agreement by facsimile or other form of electronic transmission, including a PDF of a signature page, shall be as effective as delivery of a manually signed counterpart of this Agreement.
SECTION 4.14Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, and shall not be construed to have any effect or meaning with respect to the other content of such articles, sections, subsections or other divisions, such other content being controlling as to the agreement between the parties, and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.
SECTION 4.15Jurisdiction. (a) The Companies hereby irrevocably and unconditionally submit, for themselves and their respective property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America, sitting in New York City and County, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Transaction Document or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by Applicable Law, in such Federal court. Nothing in this Agreement or any other Transaction Document shall affect any right that Secured Party may otherwise have to bring any action or proceeding relating to this Agreement or any other Transaction Document against the Companies or their properties in the courts of any jurisdiction.
SECTION 4.16Venue; Forum. The Companies hereby irrevocably and unconditionally waive, to the fullest extent each Company may legally and effectively do so, any objection which the Companies may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Transaction Document in any court referred to in Section 4.14. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
SECTION 4.17Consent to Service of Process. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.01. Nothing in this Agreement or any other Transaction Document will affect the right of any party to this Agreement to serve process in any other manner permitted by Applicable Law.
SECTION 4.18Termination. Upon the termination of the S&O Agreement, in accordance with its terms, and the performance and payment of the obligations thereunder (other than the indemnity and other obligations hereunder and under the other Transaction Documents that by their terms survive), the security interests created by this Agreement shall terminate and Secured Party shall promptly execute and deliver to the Companies, at the cost and expense of the Companies, such documents and instruments reasonably requested by the Companies as shall be necessary to evidence termination of all security interests given by the Companies to Secured Party hereunder.
SECTION 4.19Entire Agreement. THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS REFLECT THE ENTIRE AGREEMENT OF THE PARTIES

WITH RESPECT TO THE MATTERS SET OUT HEREIN AND MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENT OF THE UNDERSIGNED. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.
COMPANIES:

CALUMET SHREVEPORT FUELS, LLC

By:	Calumet Lubricants Co., Limited Partnership, its sole member
By: Calumet LP GP, LLC, its general partner

By:	Calumet Operating, LLC, its sole member
By: Calumet Specialty Products Partners, L.P., its sole member
By: Calumet GP, LLC, its general partner
By: /s/ D. West Griffin
Name: D. West Griffin
Title: Executive Vice President and Chief Financial Officer

CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC

By: Calumet Lubricants Co., Limited Partnership, its sole member
By: Calumet LP GP, LLC, its general partner
By: Calumet Operating, LLC, its sole member
By: Calumet Specialty Products Partners, L.P., its sole member
By: Calumet GP, LLC, its general partner
By: /s/ D. West Griffin
Name:    D. West Griffin

Title:	Executive Vice President and Chief Financial Officer

SECURED PARTY:

MACQUARIE ENERGY NORTH AMERICA TRADING INC.
By:     /s/ Dereje TJ Tedla
Name:    Dereje TJ Tedla
Title:    Division Director

By:     /s/ Patricia E. Donnelly
Name:    Patricia E. Donnelly
Title:    Division Director
POA No. 1552271, expiring 30 November 2017

Exhibit A

[See attached.]

______ __, 20__

Attention:
Re:    Calumet Shreveport Fuels, LLC

Ladies and Gentlemen:
Macquarie Energy North America Trading Inc. (“we”, “us” or “Macquarie”) is a party to a Supply and Offtake Agreement dated as of June 19, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “S&O Agreement”) by and among Macquarie, Calumet Shreveport Fuels, LLC, a Delaware limited liability company (“Fuels”), and Calumet Shreveport Lubricants & Waxes, LLC, a Delaware limited liability company (“LW”; together with Fuels, each a “Company” and, collectively, the “Companies”). The obligations of the Companies under such S&O Agreement and the other Transaction Documents, as defined in the S&O Agreement, will be secured by (among other things) inventory owned by Fuels consisting of certain finished and unfinished petroleum products (such foregoing petroleum products, herein “Products”) (the foregoing, collectively, the “Inventory”). We understand that Fuels has made arrangements with [NAME OF BAILEE], a [JURISDICTION] [ENTITY TYPE] (“Bailee”), and [NAME OF SERVICE PROVIDER], a [JURISDICTION] [ENTITY TYPE] (“[ABC]”; and together with Bailee, as applicable, each and collectively, “you”, and each a “Bailee Company” and, collectively, the “Bailee Companies”), for [(i) [ABC] to provide transportation services on the pipelines contemplated in the Transportation and Storage Agreement defined below (the “Pipeline”) owned and operated by [ABC] for certain of Fuels’ Products in connection with the operation of the “[Pipeline Facilities]” (as defined in the [Transportation and Storage Agreement]), and (ii) Bailee to provide certain storage, handling and terminalling services for certain of Fuels’ Products at the [Pipeline Facilities], in each case, pursuant to a Transportation Agreement among the Bailee Companies and Fuels, dated July 1, 2015 (as amended, the “[Transportation and Storage Agreement]”), governing, among other things, the aforesaid transportation, storage, handling and terminalling services to Fuels. Since certain of Fuels’ Products will be transported by, located at and stored in the [Pipeline Facilities], we request certain agreements from you in order to complete the documentation for the S&O Agreement].
By your signature below, you acknowledge (i) receipt of notice of our security interest in and to the Inventory (including Products), (ii) that you have not entered into any bailment or similar agreement with respect to any of Fuels’ Products with any other person or entity, other than Macquarie, and (iii) that you agree that you hold such Products, per the [Transportation and Storage Agreement], from time to time as agent and bailee for Macquarie’s benefit.
In order to induce Macquarie to enter into the S&O Agreement and to undertake obligations thereunder, and for good and valuable consideration, the receipt of which is acknowledged by the Bailee Companies, the Bailee Companies hereby agree that:

(A) (i) Bailee’s security interests in Fuels’ Products, if any, is, and shall at all times be, junior and subordinate to Macquarie’s security interest in the Inventory (including such Products), which Products may now or hereafter be situated at the Pipeline Facilities or otherwise under the control and possession of Bailee (whether Bailee is acting with respect to such Products located at the Pipeline Facilities as a consignee, lessee, bailee, licensee, or otherwise), (ii) upon written request, Bailee shall provide Macquarie, at Fuels’ cost and expense, with a copy of all such warehouse receipts, bills of lading, and other documents of title upon Macquarie’s reasonable request therefor, (iii) Bailee will not act to prevent such Products from being repossessed or removed by Macquarie at any time and from time to time, so long as the fees and expenses owed by Fuels under the Transportation and Storage Agreement to any Bailee Company by Macquarie or by Fuels have been paid in full, and (iv) upon no less than two (2) business days prior notice, Bailee will allow us, or our auditors or other agents or representatives reasonable access to the [Pipeline Facilities] from time to time during normal business hours to inspect such Products, subject to such reasonable health, safety and environmental protection rules and regulations as Bailee may reasonably require; and
(B) (x) [ABC]’s security interests in such Products, if any, is, and shall at all times be, junior and subordinate to Macquarie’s security interest in such Products, which Products may now or hereafter be located in the Pipeline or otherwise under the control and possession of [ABC] (whether [ABC] is acting with respect to such Products located in the Pipeline as a consignee, lessee, bailee, licensee, or otherwise), and (y) upon no less than two (2) business days prior notice, [ABC] will allow us, or our auditors or other agents or representatives reasonable access to review and inspect any records of [ABC] in respect of such Products, subject to any reasonable requirements that [ABC] may require, and upon written request, [ABC] will provide copies of such records to Macquarie.
In the event Macquarie determines that one or more of the Companies is in default of its respective obligations to Macquarie, the Bailee Companies agree to (i) use reasonable efforts to cooperate with Macquarie in its efforts to provide transportation, storage, handling and terminalling services, as applicable, with regard to certain of Fuels’ Products transported in the Pipeline to and otherwise located at the [Pipeline Facilities]; (ii) permit Macquarie to inspect, repossess, remove or otherwise deal with such Products located at the [Pipeline Facilities] (and otherwise deal with such Products located in the Pipeline) at such times as reasonably determined by Macquarie, but in any event during the Bailee Companies’ normal business hours; (iii) not hinder Macquarie in Macquarie’s enforcement of its rights and remedies in respect of its security interests in such Products so long as the fees and expenses owed by Fuels under the [Transportation and Storage Agreement] to the Bailee Companies by Macquarie or by Fuels have been paid in full; and (iv) either (a) permit Macquarie to retain the use of Bailee’s services for a period of time (not to exceed 90 days) reasonably agreed to by Macquarie and the Bailee Companies after notice by Macquarie to the Bailee Companies of Fuels’ default, whereby Macquarie agrees to pay for such services during said period of time at the Bailee’s prevailing regular rate as agreed upon by Bailee and Fuels as of the date of Fuels’ default [(including [ABC]’s prevailing regular rate for associated transportation services in respect of the Pipeline)]; provided that, Macquarie will not be responsible for any payments resulting from any prior obligations of Fuels under its arrangements with Bailee (or with [ABC]) other than the payment of fees for the services rendered to Macquarie by Bailee (or by [ABC]) during that related period of time, or (b) provide to Macquarie and Fuels at least 30 days’ notice of Bailee’s request that Fuels’ Products are to be removed from the [Pipeline Facilities], and Macquarie will pay Bailee in advance based on the Bailee’s prevailing regular rate applicable to storage and handling of such Products at the [Pipeline Facilities] [(and [ABC]’s prevailing regular rate applicable to transportation)] during such 30 day period (or such greater period, as applicable). Macquarie shall, or shall cause Fuels, to reimburse the Bailee Companies for any reasonable out of pocket expenses (including reasonable attorney’s fees) incurred by the Bailee (or by [ABC]) with respect to the actions of Bailee (or of [ABC]) required in this paragraph.
Until further notice, you may, and you are hereby authorized to, release Fuels’ Product to Fuels, to any authorized agent or designee of Fuels or at Fuels’ request or direction and you may from time to time issue such warehouse receipts or documents of title (collectively, “Documents of Title”) for such Product to Fuels, and such Documents of Title may be negotiable or non-negotiable, as may be reasonably required under the circumstances in the applicable Bailee Company’s commercial judgement. However, upon receipt of our written direction to you, you agree (i) not to deliver any further Products of Fuels to Fuels or its authorized agent or designee, but to hold all such Products subject to our further direction, and (ii) to issue no further Documents of Title for such Products, except as directed by us in writing.
You shall have no liability to us or to the Companies if you comply with our written direction as described above and the other terms hereof, other than for losses caused by your gross negligence or willful misconduct. Fuels agrees that it will continue to pay all transportation, storage, handling and terminalling charges related to Fuels’ Products and will reimburse you for all reasonable costs and expenses incurred as a direct result of your compliance with the terms and provisions hereof and as otherwise provided in the written agreements between you and Fuels.
You further agree that none of Fuels’ Products located at the [Pipeline Facilities] shall be deemed by you to be fixtures.
In the event we, or any of our agents or representatives come onsite at your [Pipeline Facilities], we agree to indemnify, defend, and hold you and your employees, officers, directors, managers, members, parents, subsidiaries, affiliated companies, partners, agents and other representatives and each of their respective employees, officers, directors, managers, members, parents, subsidiaries, affiliated companies, partners, agents and other representatives harmless from and against any claim, liability, loss, demand or damage in connection with our, or our agent’s or representative’s, negligent acts or omissions or willful misconduct while onsite at your [Pipeline Facilities], it being understood that our obligations under this sentence do not apply to any claim, liability, loss, demand or damage to the extent caused by your negligent acts or omissions or willful misconduct.
[The Bailee Companies and Fuels hereby agree that Fuels shall not have breached (and the Bailee Companies hereby waive any such breach) Fuels’ representation set forth in Section 5.8.i of the Transportation Agreement regarding liens, claims, encumbrances and adverse claims to the extent that such representation relates to Macquarie’s liens, claims, encumbrances and adverse claims in and to the Inventory (including Products); provided that such agreement and waiver is not intended to have, and shall not have, any effect on Fuels’ indemnification obligations as set forth in Section 5.8.i and Section 5.8.ii of the Transportation Agreement, all of which indemnification obligations remain in full force and effect.]
Nothing herein will be deemed to constitute an assumption of the [Transportation and Storage Agreement] or any provision of the [Transportation and Storage Agreement] by us. This agreement will be governed and controlled by, and interpreted under, the laws of the State of New York. You agree to notify your successors and assigns, of the existence of this agreement, which will be binding upon such successors and assigns. The agreements contained herein may only be modified or terminated in writing by the parties hereto and shall be binding (i) upon the successors and assigns of the undersigned parties, (ii) upon any successor owner or transferee of any of the Pipeline or the [Pipeline Facilities], and (iii) upon any purchasers of the Pipeline or the [Pipeline Facilities], portions thereof or related assets, including, including any mortgagee, from the undersigned parties.
This agreement may be transmitted and signed by facsimile, portable document format (PDF), and other electronic means. The effectiveness of any such documents and signatures shall have the same force and effect as manually-signed originals and shall be binding on the parties hereto.
This agreement shall be effective as of the date hereof and shall terminate upon the earlier to occur of the (i) Early Termination Date and (ii) Expiration Date (each as defined in the S&O Agreement) (such date, the “Bailee Subordination Termination Date”). We agree to notify you that the S&O Agreement has been terminated in accordance with the terms thereof within ten (10) days of the Bailee Subordination Termination Date.
Kindly have a duplicate of this agreement signed by an authorized signatory of each of the Bailee Companies and return the same to us at your earliest convenience. Please contact TJ Tedla at Macquarie at 713-275-6189 with any questions.
[Signatures appear on the following pages.]

Very truly yours,

MACQUARIE ENERGY NORTH AMERICA TRADING INC.
By: ___________________________
Name:
Title:
By: ___________________________
Name:
Title:
POA No. 1552271, expiring 30 November 2017

Acknowledged and Agreed:

CALUMET SHREVEPORT FUELS, LLC

By:	Calumet Lubricants Co., Limited Partnership, its sole member

By:	Calumet LP GP, LLC, its general partner

By:	Calumet Operating, LLC, its sole member

By:	Calumet Specialty Products Partners, L.P., its sole member

By:	Calumet GP, LLC, its general partner
By: ____________________
Name: D. West Griffin
Title: Executive Vice President and Chief Financial Officer

Acknowledged and Agreed:

[BAILEE]

By:
Name:
Title:

[ABC]

By:
Name:
Title:

BP-CALUMET PURCHASE AND SALE AGREEMENT
This BP-Calumet Purchase and Sale Agreement (this “Agreement”) is made and entered into as of June 19, 2017, (the “Effective Date”) by and between Calumet Shreveport Fuels, LLC (“Calumet Fuels”), an Indiana limited liability company, Calumet Shreveport Lubricants & Waxes, LLC (“LW”), a Delaware limited liability company, and located at 500 Dallas Street, Suite 3300 Houston, Texas 77002 and BP Products North America Inc. (“BP”), a Maryland corporation with an office at 30 South Wacker, Chicago, Illinois 60606 (each referred to individually as a “Party” or collectively as the “Parties”), with reference to the following facts:
RECITALS:

A.
LW owns and operates a crude oil refinery located in Shreveport, Louisiana (the “Refinery”) for the processing and refining of crude oil and other feedstocks and the recovery therefrom of refined products.

B.
Macquarie Energy North America Trading Inc. (“Macquarie”), a Delaware corporation, LW and Calumet Fuels entered into the Supply and Offtake Agreement (the “Supply and Offtake Agreement”) dated as of June 19, 2017 pursuant to which Macquarie will purchase certain refined products from LW and Calumet Fuels produced at the Refinery. In connection with the Supply and Offtake Agreement, Macquarie and LW have entered into the Storage Facilities Agreement (the “Storage Agreement”) dated as of June 19, 2017 for certain crude and products tankage, including the products tankage listed on the attached Schedule B (the “Included Product Tanks”) and in which LW has granted BP certain rights to hold Daily Products (as defined below) in the SIP Storage Facilities (as defined therein) to the extent reasonably necessary to perform under this Agreement and the Calumet Purchase and Sale Agreement.

C.
Each day during the term of this Agreement, BP wishes to sell and Calumet Fuels wishes to purchase gasoline, diesel and other finished fuel products and certain lubricants and waxes produced at the Refinery or intermediated by Macquarie and listed in Schedule A as being purchased on a daily basis (“Daily Products”). In the event of a Closeout Event (as defined below), Macquarie may at its option require BP to purchase (i) all Daily Products then owned by Macquarie and (ii) all jet fuel and certain intermediates then owned by Macquarie that are produced at the Refinery and listed in Schedule F as being purchased only in the event of a Closeout Event (“Closeout Products”, and together with the “Daily Products”, the “Products”). Following such Closeout Event, BP shall sell and Calumet Fuels shall purchase hereunder all such Products purchased by BP from Macquarie.

D.
BP has entered into that certain BP-Macquarie Purchase and Sale Agreement (the “Macquarie Purchase and Sale Agreement”) dated as of June 19, 2017 with Macquarie. Pursuant to the terms and conditions of the Macquarie Purchase and Sale Agreement, BP shall purchase all of the Daily Products to be resold under this Agreement to Calumet Fuels hereunder.

INTENDING TO BE LEGALLY BOUND, in consideration of the premises and the respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
ARTICLE 1
DEFINITIONS AND CONSTRUCTION
Section 1.1General Provisions
The Parties hereby agree to be bound by and incorporate by reference the terms of Parts One and Three of the BP Global Oil Americas General Terms and Conditions for Purchases and Sales of Crude Oil, Refined Petroleum and Related Products 2015 (the “General Provisions”). BP shall be the “Seller” under this Agreement and Calumet Fuels (or LW under Section 7.2) shall be the “Buyer” under this Agreement. The Products shall constitute “Goods” under the General Provisions for all purposes. Capitalized terms used in this Agreement but not defined in this Agreement shall have the meanings set forth in the General Provisions. In the event of any conflict, the terms of the main body of this Agreement shall govern over those of the General Provisions.

Section 1.2	Construction of Agreement.
(a)Unless otherwise specified, all references herein are to the Articles and Sections to this Agreement.
(b)All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.
(c)Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.
(d)Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.
(e)Unless expressly provided otherwise, references herein to “consent” mean the prior written consent of the Party at issue, which shall not be unreasonably withheld, delayed or conditioned.
(f)A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.
(g)Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.

(h)Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, modified, supplemented, extended, renewed or restated from time to time.
(i)The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.
Section 1.3Acknowledgement. The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.
ARTICLE 2
PURCHASE AND SALE OF DAILY PRODUCTS AND FORECASTS
Section 2.1Products.    Each day during the term of this Agreement, BP shall sell, and Calumet Fuels shall purchase, to the extent of the forecasted volumes established pursuant to Section 2.2, all of the Daily Products purchased by BP under the Macquarie Purchase and Sale Agreement and meeting the specifications set forth in Schedule A to the Supply and Offtake Agreement. The Parties will discuss in good faith whether off specification but marketable Daily Products can be purchased and sold, and if so, at what price.
Section 2.2Forecasts. The Parties acknowledge that pursuant to the Supply and Offtake Agreement, LW shall provide periodic forecasts of production and sales of Daily Products (and other Products) at the Refinery. LW shall provide BP with copies of such forecasts as they relate to Daily Products at the same time as delivered to Macquarie. The Forecast process is detailed in Schedule D. LW shall further provide BP with copies of all notices it provides to Macquarie of turnarounds, events of force majeure and other notices relating to the production of Products or any delays or disruptions thereto or to the ability to store Products at the Refinery. LW shall redact from any such notice copies any competitively sensitive information which (i) does not relate to the Parties’ performance under this Agreement, and (ii) relates to product sales where LW or Fuels may compete with BP or BP affiliates.
Section 2.3Delivery Points. Under the Macquarie Purchase and Sale Agreement, Macquarie shall make daily deliveries to BP of Daily Products Ex-Tank from each Included Product Tank in which each such Daily Product is stored. Title and risk of loss to such Daily Products shall pass from Macquarie to BP to Calumet Fuels at the outlet flange of such Included Product Tank (the “Delivery Point”).
ARTICLE 3
DAILY PRODUCT PRICE AND PAYMENT
Section 3.1Price    The price (“Price”) for each Daily Product equals the product of:
(Monthly Index Price plus Premium) multiplied by (1 minus Haircut)

The applicable price index, Premium and Haircut for each Daily Product are set forth in the attached Schedule A. The Monthly Index Price shall be calculated as set forth below.
For each Daily Product other than lubricants and waxes, the “Monthly Index Price” shall be the calendar month average for the month of delivery of the daily index price for any such Daily Product as set forth in the attached Schedule A; provided, however, in the first month of delivery and the last month of delivery where Daily Product deliveries are commenced or terminated in the middle of the month of delivery, the calendar month average of the daily index price for the month of delivery shall be calculated to take into account only those days during such month on which this Agreement was in effect and the daily index prices on such days (exclusive of the first day of delivery and the last day of delivery, as applicable). For each of the wax Daily Products, the “Monthly Index Price” shall be the weighted average historical Actual Sales Price for the applicable calendar month as specified in Schedule A. For each of the lubricant Daily Products, the “Monthly Index Price” shall be the last published index price for the calendar month prior to the month of delivery for any such Daily Product as set forth in the attached Schedule A.
The “Actual Sale Price” means the price per barrel received by LW from its sales to third parties, adjusted for tax, freight and other costs to represent the equivalent FOB price at the Refinery, as reported to Macquarie under the terms of the Supply and Offtake Agreement.
Examples of Price calculations are shown in the attached Schedule C.
Fuels and LW will provide prices to be used by the Price Notification Date per Schedule A. If any published price index referred to in this Agreement ceases to be published, then the Parties shall mutually agree to an alternative published price index representative of the published price index referred to in this Agreement.
Section 3.2    Payment    The Parties will invoice and make payment according to Schedule E.
ARTICLE 4
Quality and Quantity
Section 4.1Determination of Quantity.
The quantity of Daily Products delivered hereunder shall be determined by measurement taken downstream at the measurement point for the Included Product Tanks (the “Measurement Point”), adjusted for gains or losses between the Delivery Point and the Measurement Point as determined by the Parties. The measurement shall be as reported by LW in the daily report summary, delivered to BP no later than 4:00 pm Eastern Time on the first (1st) Business Day following such delivery date. BP may from time to time and at its sole option and cost, use an independent inspector to audit and verify the accuracy of the Measurement Point meters and gauges (and if relevant, any evidence as to adjustments for gains or losses). LW and Calumet Fuels shall cooperate with BP to provide access to the independent inspectors. Any errors or omissions discovered by the independent inspector shall be promptly corrected.

Section 4.2Determination of Quality.
The quality of the Products shall be determined by LW in the Included Product Tanks utilizing volumetrically correct composite sampling. BP may from time to time and at its sole option and cost, use an independent inspector to audit and verify the accuracy of the quality measurement. LW and Calumet Fuels shall cooperate with BP to provide access to the Included Product Tanks for quality tests conducted by such independent inspector, as well as to any quality tests conducted by Macquarie or LW.
ARTICLE 5
STORAGE
Section 5.1 Storage.    (a) In the event of a purchase by BP of Products from Macquarie following the occurrence of a Closeout Event, LW and Calumet Fuels shall provide BP with such assistance as BP may from time to time reasonably request in order to assist in the removal of the Products from the Included Product Tanks. Further, in connection with such purchase, if requested by BP, LW and Fuels hereby consent to a partial assignment by Macquarie of its rights and obligations under the Storage Agreement as and to the extent related to the Included Product Tanks to BP, to the extent reasonably necessary or desirable to permit BP to protect, store, remove or resell the Products purchased from Macquarie and located in the Included Product Tanks.
(b)    If Calumet Fuels or LW does not immediately purchase from BP all Products acquired by BP from Macquarie following the occurrence of a Closeout Event, for any reason other than breach by BP, or if for any reason the Storage Agreement ceases to be in full force and effect, including without limitation as a result of breach or bankruptcy of or by Calumet Fuels or LW, then LW agrees to permit BP to continue to store (on the same rental terms and otherwise on the same terms and conditions as BP would have been able to effect such storage had Macquarie assigned to BP the applicable part of Macquarie’s rights to store Products under the Storage Agreement) all Products purchased under this Agreement, upon request from BP, until such time as BP can either (i) sell such Products to Calumet Fuels or LW, or (ii) make reasonable arrangements to sell such Products to third parties.
ARTICLE 6
TERM AND TERMINATION
Section 6.1Term. The term of this Agreement shall begin on the Effective Date and end on June 30, 2020, or such earlier date as may be provided for in this Article 6.
Section 6.2Right to Terminate. Commencing with the calendar quarter ending on September 30, 2017 until the calendar quarter ending on June 30, 2019, either Party may elect on a calendar quarter basis to terminate this Agreement early by providing the other Party notice of such election pursuant to Article 15 on or before the end of the month immediately prior to the last month of each such calendar quarter; provided that no such election shall be effective until nine (9) months after the end of the applicable calendar quarter in which such Party elects to terminate (the “Early

Termination Date”). By way of example, (i) if a Party desires to terminate this Agreement during the calendar quarter ending September 30, 2017, such election must be made on or before August 31, 2017, and the Early Termination Date would be June 30, 2018, or (ii) if a Party desires to terminate this Agreement during the calendar quarter ending March 31, 2018, such election must be made on or before February 28, 2018, and the Early Termination Date would be December 31, 2018.
Section 6.3Termination for Default. The Non-defaulting Party may terminate this Agreement after the occurrence of an Event of Default affecting the other Party as provided in Article 8 of this Agreement.
Section 6.4Early Termination Events. Subject to Section 6.5, BP may terminate this Agreement effective immediately by written notice to LW or Calumet Fuels if (i) either or both of LW or Calumet Fuels has become Bankrupt (as defined below), or (ii) is subject to an Event of Default under the Supply and Offtake Agreement, unless such Event of Default is capable of cure by LW or Calumet Fuels and is cured within five (5) business days, or (iii) either or both of the Supply and Offtake Agreement or the Macquarie Purchase and Sale Agreement terminate or cease to be in effect for any reason, unless in each case immediately replaced by a successor or replacement agreement in a comparable form reasonably acceptable to BP.
Section 6.5Closeout. The terms and provisions of Article 7 (Closeout Purchase), and all other provisions of this Agreement other than Article II (Purchase and Sale of Daily Products and Forecasts) and Article III (Daily Product Price and Purchase), shall specifically survive the termination of this Agreement and be applicable upon the occurrence of a Closeout Event.
ARTICLE 7
CLOSEOUT PURCHASE
Section 7.1Closeout Event. For the purposes of this Agreement, a “Closeout Event” has the meaning set forth in the Macquarie Purchase and Sale Agreement.
Section 7.2Closeout Sale. If upon or after a Closeout Event Macquarie requires BP to purchase its inventory of Products under the Macquarie Purchase and Sale Agreement, then BP shall sell, and Calumet Fuels shall purchase, all Products in the Included Product Tanks which BP purchased from Macquarie. Such sale shall take place in accordance with the terms of this Agreement, except that the delivery of Products from BP to Calumet Fuels will occur In Situ, and title and risk of loss shall pass to Calumet Fuels in the Included Product Tanks where the Products are then located. The price to be paid by Calumet Fuels for each such Product shall equal the price associated with such Product on Schedule F and identified as being the price paid upon the consummation of such sale on the date of such Closeout Sale. Calumet Fuels and LW agree that they shall be jointly and severally liable for such purchase obligations. In the event of such sale following a Closeout Event, if Calumet Fuels fails to perform, LW shall upon request from BP purchase all the Products in the Included Product Tanks owned by BP as provided above. If Calumet Fuels or LW do not promptly purchase all such Products from BP upon request, then BP may, at its sole option, elect to sell the unpurchased Products to any other party in any commercially reasonable manner. In such event, BP may recover from Calumet Fuels and LW any shortfall of the resale price below the purchase price under this Agreement, plus any reasonable expenses incurred by BP in storing, transporting to the point of resale and reselling such Products, including inspector fees and other incidental costs, but subtracting any savings from such resale.
Section 7.3Determination of Quality and Quantity upon Closeout.
(a)    The quantity and quality of Products sold by BP to Calumet Fuels or to LW upon Closeout shall be the Definitive Closeout Volume as determined by the Independent Inspection Company appointed by BP and Macquarie under the terms of the Macquarie Purchase and Sale Agreement, except as otherwise provided under Section 7.3.
(b)    If for any reason BP and Macquarie do not appoint an Independent Inspection Company in connection with the Closeout Sale from Macquarie to BP, then BP may appoint an independent inspector of its own choosing. Such independent inspector appointed by BP under this Section 7.3 shall conduct such physical inventory pursuant to its customary procedures and in accordance with the latest ASTM standards and principles then in effect, provided that the Independent Inspection Company or independent inspector shall be instructed by BP to maximize, to the extent reasonably practicable, the extent to which tank measurements are conducted on a static tank basis. Each of BP and Calumet shall have the right to witness or appoint a representative to witness on its behalf, any survey of the physical inventory conducted by an independent inspector under this Section 7.2(b).
(c)    Calumet Fuels or LW shall pay to BP the Estimated Closeout Value as determined under the Macquarie Purchase and Sale Agreement on the third business day after the Closeout Date. Upon determination of the Definitive Closeout Date Value under the Macquarie Purchase and Sale Agreement, BP shall notify Calumet Fuels and LW of such value. Upon such final determination of the Definitive Closeout Date Value, if the Definitive Closeout Date Value exceeds the Estimated Closeout Date Value, the difference shall be due from Calumet Fuels to BP and if the Estimated Closeout Date Value exceeds the Definitive Closeout Date Value, the difference shall be due from BP to Calumet Fuels, and in either case, such amount shall be payable with two (2) Business Days of such final determination. BP may, at its option, set off against any amount due to Calumet Fuels or LW upon determination of the Definitive Closeout Date Value any amounts owing from Calumet Fuels or LW to BP for any breach or nonperformance under this Agreement by Calumet Fuels.
ARTICLE 8
EVENT OF DEFAULT
Section 8.1Event of Default; Remedies. For the purposes of this Agreement, the “Defaulting Party” has the meaning given in Part 1, Section 11 of the General Provisions, and the “Non-defaulting Party” means the Liquidating Party as defined therein. Calumet Fuels and LW are considered one Party, and an Event of Default as to one is an Event of Default as to both. If an Event of Default occurs and is continuing as provided in the General Provisions, the Non-defaulting Party may exercise its remedies as provided in Part 1, Section 11 of the General Provisions; provided, however, for purposes of declaring an Event of Default under this Agreement, Part 1, Section 11.3.6 of the

General Provisions is hereby amended to replace the words “(in excess of US $5,000,000.00).” with “(in excess of US $1,000,000.00).” In addition, it shall be an Event of Default with respect to LW and Calumet Fuels so long as either is subject to a continuing Event of Default under the Supply and Offtake Agreement or the Storage Facilities Agreement, and with respect to BP so long as it is subject to a continuing Event of Default under the Macquarie Purchase and Sale Agreement, in each case with respect to an uncured Event of Default (as defined therein) and in any event so long as such Event of Default remains uncured; provided that in each case, prior to any such Event of Default becoming an Event of Default hereunder, Calumet Fuels or LW or BP as applicable shall (i) have a cure period of five (5) Business Days to cure any such Event of Default relating to the failure to satisfy a monetary obligation, and (ii) have a cure period of thirty (30) days to cure any such Event of Default relating to the failure to satisfy a non-monetary obligation, if capable of cure.
Section 8.2No Abandonment of Rights. No delay or failure on the part of the Non-Defaulting Party in exercising any right or remedy to which it may be entitled on account of any Event of Default shall constitute an abandonment of any such right, and the Non-Defaulting Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default.
Section 8.3Rights Cumulative. The Non-Defaulting Party’s rights under this Agreement (including this Article 8) shall be in addition to, and not in limitation or exclusion of, any other rights which the Non-Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights of recoupment, setoff, combination of accounts or other rights that may from time to time be provided in connection with this Agreement.
ARTICLE 9
FORCE MAJEURE
Section 9.1Force Majeure. The Parties agree that the provisions of Part 1, Section 8 of the General Provisions relating to Force Majeure shall apply to this Agreement and the transactions contemplated hereby except as modified in the following paragraphs:
(a)Part 1, Section 8.5.1 of the General Provisions is amended to read as follows: “where performance of a material obligation under this Agreement is not permanently impossible or commercially impracticable, but is delayed, hindered, reduced or interfered with, either Party shall be entitled by written notice to the other Party, to terminate if the Force Majeure Event continues to excuse performance for more than thirty (30) consecutive days”.
(b)Part 1, Sections 8.3.1 and 8.6 of the General Provisions are hereby deleted in its entirety. The Parties agree that all Products must be produced at the Refinery or intermediated by Macquarie, and there is no obligation to secure supplies from any alternate source.
(c)Part 1, Section 8.1 of the General Provisions is amended to include a new Section 8.1.7 as follows: “8.1.7 the occurrence of any Force Majeure (as defined in the Supply and Offtake Agreement) pursuant to the terms and conditions of the Supply and Offtake Agreement.”

ARTICLE 10
REPRESENTATIONS AND WARRANTIES
Section 10.1Representations and Warranties of Calumet Fuels and LW
Calumet Fuels and LW each represent and warrant to BP that:
(i)This Agreement, the Supply and Offtake Agreement, and the Storage Agreement have each been duly authorized by all necessary corporate action of Calumet Fuels or LW as applicable, represent the valid and binding obligation of Calumet Fuel or LW as applicable, and do not violate any agreement binding on them or their respective assets.
(ii)Each of Calumet Fuels and LW has all necessary governmental permits, licenses and authorizations to perform their respective obligations under this Agreement, the Supply and Offtake Agreement, and the Storage Agreement.
CALUMET FUELS AND LW HEREBY INCORPORATE the disclaimer of representations and warranties set forth in Section 3.1.2 of the General Provisions for all purposes hereunder.
Section 10.2    Representations and Warranties of BP.
BP represents and warrants to Calumet Fuels and LW that:
(i)This Agreement and the Macquarie Purchase and Sale Agreement have each been duly authorized by all necessary corporate action of BP, represent the valid and binding obligation of BP, and do not violate any agreement binding on BP or its assets.
(ii) BP has all necessary governmental permits, licenses and authorizations to perform its obligations under this Agreement and the Calumet Purchase and Sale Agreement.
ARTICLE 11
LIMITATION OF LIABILITY AND INDEMNITY
Section 11.1Indemnity; Limitation of Liability. The Parties agree that the provisions of Part 1, Section 9 of the General Provisions relating to limitation of liability and indemnity shall apply to this Agreement and the transactions contemplated hereby.
ARTICLE 12
GOVERNING LAW
Section 12.1Governing Law. The Parties agree that the provisions of Part 1, Section 26 of the General Provisions relating to governing law shall apply to this Agreement and the transactions contemplated hereby.

Section 12.2VENUE. EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, (WITHOUT RECOURSE TO ARBITRATION UNLESS BOTH PARTIES GREE IN WRITING), AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE NOTICE ADDRESS IN THIS AGREEMENT. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSON JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE.
Section 12.3JURY WAIVER. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDINGS RELATING TO THIS AGREEMENT.
Section 12.4No Arbitration. The Parties agree that the provisions of Part 1, Section 27 of the General Provisions relating to arbitration shall not apply to this Agreement and the transactions contemplated hereby.
ARTICLE 13
ASSIGNMENT
Section 13.1Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
Section 13.2Assignment. Neither Calumet Fuels or LW, on the one hand, nor BP may assign this Agreement except in accordance in Section 14 of the General Provisions. Any attempted assignment in violation of this Article 13 shall be null and void ab initio.
ARTICLE 14
CONFIDENTIALITY
Section 14.1Confidentiality. Neither Party shall disclose the terms set forth in this Agreement or any Schedule to any person except (i) as required pursuant to any Applicable Law or self-regulatory or accounting disclosure requirement; (ii) as may be aggregated anonymously with other information pertaining to purchases and sales of petroleum and refined products and furnished to the industry price source publications generally recognized in the commodities markets, but without reference to any counterparty; (iii) as may be furnished to a Party’s Affiliates and each of their respective auditors, legal counsel, advisors or lenders who are required to keep such information in confidence; (iv) as necessary to a pipeline or other carrier receiving products on behalf of BP for the purpose of a party performing its obligations hereunder; or (v) upon request to a regulator of competent jurisdiction with the ability to require such disclosure.
ARTICLE 15
NOTICE

Section 15.1Notice. All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email, personal delivery or nationally recognized overnight courier. A notice shall be deemed to have been received when transmitted by email to the other Party’s email set forth below. A Party may change its address or email address by giving written notice in accordance with this Article, which is effective upon receipt. Notice to either Calumet Fuels or LW is deemed to be notice to both. LW and Fuels shall provide to BP a copy of all notices provided to Macquarie under either the Supply and Offtake Agreement or the Facilities Storage Agreement, subject to redaction of competitively sensitive information in accordance with Section 2.2 above.
Calumet Fuels and LW:
General Legal
2780 Waterfront Parkway East Drive Suite 200
Indianapolis, Indiana 46214
Attn: Greg Morical
Greg.morical@calumetspecialty.com
Telecopy: 317-328-5676
Financial
2780 Waterfront Parkway East Drive Suite 200
Indianapolis, Indiana 46214
Attn: Doyle Schrock
Doyle.schrock@calumetspecialty.com
Telecopy: 317-957-5291
Refinery Operations
3333 Midway Street
Shreveport, Louisiana 71109
Attn: Jeff Smith
Email address: Jeff.Smith@calumetspecialty.com

BP:

General Notices

BP Products North America Inc.
30 S. Wacker Drive, Suite 900
Chicago, Illinois 60606
Attn: HEAD OF MARKETING AND ORIGINATION
Fax: 312-594-2145
With additional copy, in connection with notice of breaches only, to:

BP Products North America Inc.
30 S. Wacker Drive, Suite 900
Chicago, Illinois 60606
Attn: Legal
Fax: 312-594-2155
Operations
BP Products North America Inc.
30 S. Wacker Drive, Suite 900
Chicago, Illinois 60606
Attn: Crude Operations
For Monthly Forecasts: gcalumetshreveportmonthlyforecast@bp.com
For Weekly Forecasts: gcalumetshreveportweeklyforecast@bp.com
For Daily Reports: To be Provided by BP
ARTICLE 16
NO WAIVER
Section 16.1No Waiver. The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default or potential Event of Default under, this Agreement, whether of a like kind or different nature.
ARTICLE 17
NATURE OF TRANSACTION AND RELATIONSHIP OF PARTIES
Section 17.1No Joint Venture. This Agreement shall not be construed as creating a partnership, association, corporation or joint venture among the Parties, and each Party stipulates that no such relationships exist.
Section 17.2No Agency. No Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third Person on behalf of the other Party; to assume, create, or incur any obligations or liabilities of any kind, express or implied, against or in the name of the other Party; or to otherwise act as the representative of the other Party, unless expressly authorized in writing by such other Party, provided, however, that Calumet Fuels and LW shall be jointly and severally liable for all obligations of either to BP, and that BP may rely on any commitment made by either Calumet Fuels or LW as binding upon both of them.
ARTICLE 18
OTHER AGREEMENTS

Section 18.1Other Agreements. Calumet Fuels and LW shall not without the prior written consent of BP (such consent not to be unreasonably withheld, conditioned or delayed) enter into any amendment to the Supply and Offtake Agreement or the Storage Agreement which would adversely affect BP’s rights or obligations under this Agreement, including without limitation any changes to the specifications for Products or the rights of Macquarie or BP to use the Included Product Tanks and associated services in the event of a Closeout.
ARTICLE 19
ADDITIONAL MISCELLANEOUS
Section 19.1No Inducement. No promise, representation or inducement has been made by either Party that is not embodied in this Agreement, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.
Section 19.2Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any Person other than the Parties and their successors and permitted assigns.
Section 19.3Integrated Transaction. All transactions hereunder are entered into in reliance on the fact this Agreement and all such transactions constitute a single integrated agreement between the parties, and the parties would not have otherwise entered into any other transactions hereunder.
[END OF PAGE. SIGNATURES TO FOLLOW.]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed by its duly authorized representative as of the date stated above.

CALUMET SHREVEPORT LUBRICANTS & WAXES, LLC,
By:    Calumet Lubricants Co., Limited Partnership,
its sole member
By:    Calumet LP GP, LLC, its general partner
By:    Calumet Operating, LLC, its sole member
By:    Calumet Specialty Products Partners, L.P.,
its sole member
By:    Calumet GP, LLC, its general partner
By:    /s/ D. West Griffin
Name:    D. West Griffin
Title:    Executive Vice President and
Chief Financial Officer
CALUMET SHREVEPORT FUELS, LLC
By:    Calumet Lubricants Co., Limited Partnership,
its sole member
By:    Calumet LP GP, LLC, its general partner
By:    Calumet Operating, LLC, its sole member
By:    Calumet Specialty Products Partners, L.P.,
its sole member
By:    Calumet GP, LLC, its general partner
By: /s/ D. West Griffin
Name:    D. West Griffin
Title:    Executive Vice President and
Chief Financial Officer

BP PRODUCTS NORTH AMERICA INC.

By: /s/ Stephanie Curulewski
Name: Stephanie Curulewski
Title: Vice President

Index of Schedules
A - Daily Products and Prices
B - Included Product Tanks
C - Examples of Price calculations
D - Forecasts / Nominations
E - Invoicing and Payment
F - Closeout Prices for Daily Products and Closeout Products